Exhibit 2.1

SHARE PURCHASE AGREEMENT

by and among

AIG CAPITAL CORPORATION

and

AMERICAN INTERNATIONAL GROUP, INC.

and

AERCAP HOLDINGS N.V.

and

AERCAP IRELAND LIMITED

Dated as of December 16, 2013

Schedule 1	102
Part A Company Warranties	102
Part B AerCap Warranties	120
Schedule 2	136
Part A Conduct of Company Business Prior to Completion Date	136
Part B Conduct of AerCap’s Business Prior to Completion Date	140

i

Schedule 3 Completion Arrangements	142
Schedule 4	144
Part A Knowledge of the Parent	144
Part B Knowledge of AerCap	144
Schedule 5 Regulatory and Anti-trust Approvals	145
Schedule 6 Regulatory and Anti-trust Approvals	146

EXHIBIT A Shareholders’ Agreement

EXHIBIT B Registration Rights Agreement

EXHIBIT C Compliance Agreement

ii

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) dated as of December 16, 2013

BY AND AMONG

1.	AIG CAPITAL CORPORATION, a Delaware corporation (the “Seller”);

2.	AMERICAN INTERNATIONAL GROUP, INC., a Delaware corporation (the “Parent”);

3.	AERCAP HOLDINGS N.V., a Netherlands public limited liability company (“AerCap”); and

4.	AERCAP IRELAND LIMITED., an Ireland private limited liability company (the “Purchaser”).

BACKGROUND

(A)	The Shares (as defined in this Agreement) are legally and beneficially owned by the Seller.

(B)	The Seller has agreed to sell, and the Purchaser has agreed to purchase, the Shares, representing all of the issued and outstanding shares of the common stock of the Company (as defined in this Agreement), on the terms and subject to the conditions set out in this Agreement (the “Transaction”).

(C)	The Board of Directors of AerCap, at a meeting thereof duly called and held, has (a) approved and supported the Transaction, (b) declared that the Transaction is in the best interests of AerCap, (c) directed that the approval of the Transaction be submitted to a vote at a general meeting of AerCap, and (d) recommended to the shareholders of AerCap that they approve the Transaction and the appointment of the Shareholders Designees (as defined in the Shareholders’ Agreement) (subclause (d), the “AerCap Board Recommendation”);

(D)	The Board of Directors of Parent, at a meeting thereof duly called and held, has (a) approved and declared advisable the Transaction and (b) declared that the Transaction is in the best interests of Parent;

(E)	Concurrently with the execution and delivery of this Agreement, Waha AC Coöperatief U.A., a cooperative with excluded liability incorporated under the laws of The Netherlands (“Waha”), the Parent, the Seller and AerCap are entering into an agreement (the “Voting Agreement”), pursuant to which, subject to the terms thereof, Waha has irrevocably agreed, among other things, to vote its AerCap Ordinary Shares in favor of the transactions contemplated by this Agreement;

(F)	Concurrently with the execution and delivery of this Agreement, members of the Parent Group and the Purchaser Group are entering into a revolving credit facility (the “Revolving Credit Facility”).

NOW IT IS AGREED as follows:

1.	Interpretation

1.1	In this Agreement (unless otherwise specified or inconsistent with the context):

“Acceptable Confidentiality Agreement”	means a confidentiality agreement that contains terms that are no less favorable in the aggregate to AerCap than those contained in the Confidentiality Agreement (except with regard to standstill provisions); provided that an Acceptable Confidentiality Agreement shall not include any provision having the effect of prohibiting AerCap from satisfying its obligations under this Agreement, including any exclusivity provision.

“Action”	means any claim, action, suit, arbitration or proceeding by or before any Governmental Authority, court, tribunal or arbitration body.

“Acquisition Proposal”	shall mean any bona fide proposal or offer made by any Person for, in a single transaction or a series of transactions, (i) a merger, reorganization, share exchange, consolidation or similar transaction involving AerCap pursuant to which any Person or group (or the stockholders of any Person) would own, directly or indirectly, (x) fifty percent (50%) or more of the voting power of the outstanding AerCap Ordinary Shares or of the outstanding voting shares of the surviving entity in a merger or the resulting direct or indirect parent of AerCap or such surviving entity or (y) businesses or assets that constitute fifty percent (50%) or more of the consolidated revenues, net income or total assets of AerCap and its Subsidiaries, (ii) the direct or indirect acquisition by any Person or group of fifty percent (50%) or more of the assets of AerCap and its Subsidiaries, on a consolidated basis, or assets of AerCap and its Subsidiaries representing fifty percent (50%) or more of the consolidated revenues or net income of AerCap and its Subsidiaries or (iii) the direct or indirect acquisition by any Person or group of fifty percent (50%) or more of the voting power of the outstanding AerCap Ordinary Shares, including any tender offer or exchange offer that if consummated would result in any Person or group beneficially owning shares with fifty percent (50%) or more of the voting power of the outstanding shares of AerCap Ordinary Shares.

“Adverse Recommendation Change”	means that the Board of Directors of AerCap, or any committee thereof, shall have (i) withdrawn (or withheld, modified or qualified in a manner adverse to Parent and Seller), or publicly proposed to withdraw (or withhold, modify or qualify in a manner adverse to Parent and Seller), the AerCap Board Recommendation, (ii) made any other public statement in connection with the AerCap Extraordinary General Meeting inconsistent with the AerCap Board Recommendation, (iii) failed to have included such AerCap Board Recommendation in materials communicated to shareholders of AerCap in connection with the AerCap Extraordinary General Meeting, (iv) approved or recommended, or publicly proposed to approve or recommend to the shareholders of AerCap, an AerCap Competing Proposal or if a tender offer or exchange offer for shares of capital stock of AerCap that constitutes an AerCap Competing Proposal is commenced, failed to recommend against acceptance of such tender offer or exchange offer by the AerCap shareholders (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer), (v) authorized, adopted or approved or proposed to authorize, adopt or approve, an AerCap Competing Proposal or (vi) failed to enact a resolution by the record date for the AerCap Extraordinary General Meeting issuing, and excluding any preemptive rights of the shareholders of AerCap with respect to, all of the Stock Consideration or withdrawn, modified or qualified in any manner adverse to Parent and Seller such resolution.

“Adverse Recommendation Change Termination Fee”	has the meaning set out in clause 7.9.

“AerCap Aircraft”	means, either collectively or individually, as applicable, the aircraft described in Schedule 1.1(a) of the Purchaser Disclosure Letter, each with the airframe manufacturer’s serial number as set forth in the Purchaser Disclosure Letter, including (a) the airframe, (b) the associated engines and (c) all appliances, parts, accessories, instruments, navigational and communications equipment, furnishings, modules, components and other items of equipment installed in or furnished with such aircraft, except that, with respect to AerCap Lessee Furnished Equipment, references in this Agreement to an “AerCap Aircraft” shall be deemed to refer only to that interest in AerCap Lessee Furnished Equipment as is held by the owner of the relevant airframe under the applicable AerCap Lease Document.

“AerCap Aircraft Trading Agreement”	means any Contract (including for the avoidance of doubt any agreement relating to a sale and leaseback transaction and any AerCap Residual Value Guarantee Agreement) pursuant to which any Purchaser Group Member agrees to purchase an aircraft or an aircraft engine from any third party who is not a Manufacturer or to dispose of an aircraft or an aircraft engine to any third party, in either case for consideration in excess of US$10 million, other than consignment agreements.

“AerCap Audited Financial Statements”	has the meaning set out in paragraph 5 of Part B of Schedule 1.

“AerCap Board Recommendation”	has the meaning set out in the recitals hereto.

“AerCap Business”	means the business conducted by the Purchaser Group as at the Signing Date.

“AerCap Competing Proposal”	has the meaning set out in clause 11.15(a).

“AerCap Engines”	means (i) with respect to each AerCap Aircraft, the engines related to that AerCap Aircraft, title to which engines has vested in the owner of that AerCap Aircraft or, with respect to all AerCap Aircraft, all of those engines and (ii) the engines described in Schedule 1.1(a) of the Purchaser Disclosure Letter, each with the manufacturer’s serial number as set forth in the Purchaser Disclosure Letter, and together in each case with all equipment and accessories belonging to, installed in or appurtenant to those aircraft engines (other than AerCap Lessee Furnished Equipment). For the avoidance of doubt, references to AerCap Engines shall include aircraft engines which shall have replaced another aircraft engine under the relevant AerCap Lease if title to such replacement aircraft engine shall have passed to the lessor or owner of such AerCap Aircraft under such AerCap Lease.

“AerCap ERISA Affiliate”	means any entity which, together with such entity, would be treated as a single employer with AerCap under Section 414 of the U.S. Tax Code.

“AerCap Extraordinary General Meeting”	has the meaning set out in clause 9.1.

“AerCap Financial Statements”	has the meaning set out in paragraph 5 of Part B of Schedule 1.

“AerCap Form 20-F”	means the AerCap 2012 annual report on Form 20-F filed with the SEC on March 13, 2013.

“AerCap Lease”	means, with respect to each AerCap Aircraft, any lease agreement relating to the leasing of that AerCap Aircraft between a Purchaser Group Member as lessor and any Person as lessee, and, with respect to each AerCap Engine, any lease agreement relating to the leasing of that AerCap Engine between a Purchaser Group Member as lessor and any Person as lessee, other than any lease agreement relating to the leasing of an AerCap Engine for a period of less than six (6) months.

“AerCap Lease Document”	means, with respect to each AerCap Aircraft or AerCap Engine, the AerCap Lease and all other material agreements (including any assignments, novations, side letters, amendments, waivers, modifications, assignment of warranties or option agreements) delivered in connection with, or relating to, the AerCap Lease of that AerCap Aircraft or AerCap Engine, as applicable.

“AerCap Lessee”	means, with respect to each AerCap Aircraft, or AerCap Engine, the operating lessee of such AerCap Aircraft, or AerCap Engine, as applicable.

“AerCap Lessee Furnished Equipment”	means, with respect to each AerCap Aircraft, any appliances, parts, accessories, instruments, navigational and communications equipment, furnishings, modules, components and other items of equipment, installed in or furnished with that AerCap Aircraft which in accordance with the terms of the AerCap Lease Documents are not required to vest in or be transferred to the lessor or owner of such AerCap Aircraft.

“AerCap Manufacturer Agreement”	means each Contract with a Manufacturer pursuant to which any Purchaser Group Member agrees to purchase an aircraft or an aircraft engine for consideration in excess of US$10 million.

“AerCap Material Contract”	means any contract, agreement, instrument or other legally binding obligation, individually or together with related contracts, agreements, instruments and other legally binding obligations, to which any Purchaser Group Member is a party (other than leases for real property, aircraft and engine leases and other agreements related thereto, AerCap Aircraft Trading Agreements and Contracts with Manufacturers pursuant to which any Purchaser Group Member agrees to purchase an aircraft or aircraft engine, including AerCap Manufacturer Agreements) which (i) calls for the payment by or on behalf of any Purchaser Group Member in excess of US$100 million per annum, or the delivery by any Purchaser Group Member of goods or services (or license of rights) with a fair market value in excess of US$100 million per annum, during the remaining term thereof, (ii) provides for any Purchaser Group Member to receive any payments in excess of, or any rights or property with a fair market value in excess of, US$100 million during the remaining term thereof, (iii) contains covenants purporting to restrict materially the ability of any Purchaser Group Member or its Affiliates to engage in any line of the AerCap Business in any geographical area or otherwise purporting to restrict their ability to lease aircraft or to market or sell products or services (other than as required by applicable Law or pursuant to legal compliance policies of the relevant counterparty), (iv) relates to the acquisition or disposition by any Purchaser Group Member within the last three years of any business (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration in excess of, US$100 million and which contains material ongoing obligations of any Purchaser Group Member, (v) provides for a material partnership, joint venture or other similar agreement or arrangement, (vi) contains the terms of or evidences the Indebtedness covered by paragraph 10 of Part B of Schedule 1, or required to be disclosed in, paragraph 10 of Part B of Schedule 1 of the Purchaser Disclosure Letter, (vii) would be required to be filed by AerCap as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (other than a Purchaser Benefit Plan) or (viii) contains any provisions regarding a “change of control” or similar event with respect to any Purchaser Group Member or contains any provisions regarding the merger or consolidation of any Purchaser Group Member and for the purposes of this clause (viii), in each case, which provision would be triggered by the transactions contemplated by this Agreement and (a) if triggered (without obtaining a waiver or consent with respect to the transactions contemplated by this Agreement) would result in damages or additional expenses for the Purchaser Group in excess of $25 million or (b) require payments by the Purchaser Group in excess of $25 million in a year.

“AerCap Ordinary Shares”	means the ordinary shares of AerCap, each having a nominal value of one eurocent (EUR 0.01).

“AerCap Permits”	has the meaning set out in paragraph 14 of Part B of Schedule 1.

“AerCap Reports”	has the meaning set out in paragraph 15 of Part B of Schedule 1.

“AerCap Residual Value Guarantee Agreement”	means any Contract to which any Purchaser Group Member is a party that provides for a residual value guarantee, asset guarantee, loan guarantee or similar arrangement.

“AerCap Shareholder Approval”	means the approval of the anticipated acquisition of the Company pursuant to article 2:107A of the civil code of the Netherlands (Burgerlijk Wetboek) and article 16.7 of AerCap’s articles of association.

“AerCap Subsidiaries”	means the Subsidiaries of AerCap.

“AerCap Unaudited Financial Statements”	has the meaning set out in paragraph 5 of Part B of Schedule 1.

“Affiliate”	means, with respect to any Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such Person; provided that for the avoidance of doubt, the Company Group Members and the Purchaser Group Members, on the one hand, and the Seller and the Parent, on other hand, shall not be deemed to be Affiliates of each other after the Completion; provided, further that for the avoidance of doubt, the Purchaser Group Members, on the one hand, and any Subsidiary of the Seller and the Parent other that the Company Group Members, shall not be deemed to be Affiliates of each other at any time.

“Aggregate Current Tax Liabilities Payment”	means an amount in cash equal to the sum of (a) the Current Tax Liabilities on the opening balance sheet (net of current Tax assets except to the extent such assets are included in Current Tax Liabilities) of the Company Group immediately following the Completion and after giving effect to the Transaction and to the Section 338 Elections (which, for the avoidance of doubt, shall not include any Taxes subject to indemnification under clause 16.3(i) or Tax refunds subject to retention by Seller under clause 16.9) and (b) the amount, if any, of any payments made by any Company Group Member since June 30, 2013 through the Completion Date in respect of Current Tax Liabilities other than payments of Separate Taxes that are made in the ordinary course of business.

“Aircraft”	means, either collectively or individually, as applicable, the aircraft described in Schedule 1.1(a) of the Disclosure Letter, each with the airframe manufacturer’s serial number as set forth in the Disclosure Letter, including (a) the airframe, (b) the associated engines and (c) all appliances, parts, accessories, instruments, navigational and communications equipment, furnishings, modules, components and other items of equipment installed in or furnished with such aircraft, except that, with respect to Lessee Furnished Equipment, references in this Agreement to an “Aircraft” shall be deemed to refer only to that interest in Lessee Furnished Equipment as is held by the owner of the relevant airframe under the applicable Lease Document.

“Aircraft Disclosure Date”	means November 30, 2013.

“Aircraft Trading Agreement”	means any Contract (including for the avoidance of doubt any agreement relating to a sale and leaseback transaction and any Residual Value Guarantee Agreement) pursuant to which any Company Group Member agrees to purchase an aircraft or an aircraft engine from any third party who is not a Manufacturer or to dispose of an aircraft or an aircraft engine to any third party, in either case for consideration in excess of US$10 million, other than consignment agreements.

“Aircraft Trading Agreement Disclosure Date”	means November 30, 2013.

“AIG Indemnitees”	has the meaning set out in clause 7.2(b).

“ALC Litigation”	means the litigation that is the subject matter of the Litigation Agreement, and any other litigation that is covered by the Litigation Agreement.

“Alternative Acquisition Fee”	has the meaning set out in clause 7.10.

“Alternative Financing”	has the meaning set out in clause 10.1.

“Amended and Restated Litigation Agreement”	has the meaning set out in clause 11.10.

“Announcement”	has the meaning set out in clause 21.1.

“Arbitral Tribunal”	has the meaning set out in clause 31.2.

“Arbitration Request”	has the meaning set out in clause 31.3.

“Audited Financial Statements”	has the meaning set out in paragraph 5 of Part A of Schedule 1.

“Award”	means an award, order or ruling (including for injunctive relief or specific performance) of the Arbitral Tribunal in accordance with, and subject to the terms of, this Agreement.

“Bankruptcy Exceptions”	means the applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and general equitable principles, regardless of whether such enforceability is considered in a proceeding of law or at equity.

“Basket Amount”	has the meaning set out in clause 7.1(a).

“Benefit Plan”	means all incentive, profit-sharing, share option, share purchase, other equity-based, employment, consulting, compensation, holiday or other leave, change in control, retention, supplemental retirement, pension, severance, health, medical, disability, life insurance, deferred compensation and other employee compensation and benefit plans, programs, policies or agreements, in each case established or maintained by the Parent or any of its Affiliates or to which the Parent or any of its Affiliates contributes or is obligated to contribute.

“Books and Records”	has its common law meaning and includes all notices, correspondence, plans, books of account and any other documents and all computer disks or tapes or other machine legible programs or other records.

“Business”	means the business conducted by the Company Group as at the Signing Date.

“Business Day”	means any day other than a Saturday or a Sunday on which commercial banks in Amsterdam, Dublin and New York are open for normal banking business.

“Cash Consideration”	has the meaning set out in clause 2.3.

“CFIUS”	has the meaning set out in clause 4.10.

“Claimant(s)”	has the meaning set out in clause 31.3.

“Closing Failure Termination Fee”	has the meaning set out in clause 7.8.

“Company”	International Lease Finance Corporation, a California corporation.

“Company Benefit Plan”	means any Benefit Plan that is sponsored solely by one or more Company Group Members.

“Company Employee”	means (i) each Person who as of the Completion Date is an active employee of any Company Group Member and (ii) each Person who is an employee of any Company Group Member as of the Completion Date who is absent from employment due to illness, vacation, injury, military service or other authorized absence (including an employee who is “disabled” within the meaning of the short-term disability plan currently in place for the Company Group or who is on long-term disability leave).

“Company Group”	means the Company, the Company Subsidiaries and any Subsidiary of any such Company Subsidiary from time to time.

“Company Group Member”	means any corporation, partnership, joint venture, limited liability company, unincorporated association, trust or other entity within the Company Group.

“Company Prospectus”	has the meaning set out in paragraph 11 of Part A of Schedule 1.

“Company Prospectus Date”	means November 22, 2013.

“Company Subsidiaries”	means the Subsidiaries of the Company.

“Competing Transaction”	has the meaning set out in clause 11.3.

“Completion”	has the meaning set out in clause 5.1.

“Completion Date”	has the meaning set out in clause 5.2.

“Compliance Agreement”	means, the Financial Reporting and Compliance Agreement, in the form set out in Exhibit C.

“Conditions”	means the conditions to Completion set out in clause 3.1, and “Condition” shall be construed accordingly.

“Confidential Information”	has the meaning set out in clause 31.6.

“Confidentiality Agreement”	has the meaning set out in clause 17.1.

“Contract”	means any contract, agreement, instrument, undertaking, indenture, commitment, loan, license, settlement, consent, note or other legally binding obligation (whether or not in writing).

“Control,” “Controlled,” and “Controlling”	means, with respect to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “Controlled by” and “under common Control with” shall be construed accordingly.

“Credit Agreement”	has the meaning set out in paragraph 24 of Part B of Schedule 1.

“Current Tax Liabilities”	means, as of any date, all obligations and liabilities of any Company Group Member which would be required to be included in the line item “Current income taxes and other tax liabilities” on a consolidated balance sheet of the Company as of such date prepared in accordance with GAAP and pursuant to the practices and methodologies used to prepare the Financial Statements.

“Data Room”	means all documents made available as of the date hereof to the Purchaser either (i) in the virtual data room (x) maintained through SmartRoom Powered by bmcgroup or (y) maintained through IntraLinks, in each case established by or on behalf of the Parent Group Members and made available to AerCap and the Purchaser in connection with the transactions contemplated by the Transaction Agreements, all of which are contained in a CD-ROM delivered by the Seller to the Seller’s counsel and the Purchaser’s counsel on an outside counsel basis on the Signing Date or (ii) in the physical data room located at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10 , 1077 XZ Amsterdam, Netherlands, all of which are listed in Schedule 1.1(b) of the Disclosure Letter, or otherwise made available to the Purchaser by the Seller or any of its Representatives in connection with the Transaction.

“Debt Financing”	has the meaning set out in paragraph 24 of Part B of Schedule 1.

“Disclosure Letter”	means the disclosure letter (together with its schedules and enclosures) of even date from the Parent and the Seller to AerCap and the Purchaser.

“Disclosure Warranty”	means the Warranty contained in paragraph 11 of Part A of Schedule 1.

“Dispositions”	has the meaning set out in paragraph 11 of Part A of Schedule 2.

“Economic Interest Aircraft”	means any Aircraft title to which is held by a Person that is not an institutional trust company or any Company Group Member in a structure in which the entire economic interest in such Aircraft and the right to acquire title thereto for a nominal amount is held by a Company Group Member.

“Economic Interest Aircraft Escrow Agreement”	means any escrow agreement among the Economic Interest Titleholder, the Company and any other party thereto pertaining to the arrangements regarding an Economic Interest Aircraft.

“Economic Interest Aircraft Transfer Agreements”	means the asset transfer agreements each between the Company and an Economic Interest Titleholder.

“Economic Interest Titleholder”	means the Person who holds title to an Economic Interest Aircraft under the relevant Economic Interest Aircraft Transfer Agreement.

“Encumbrance”	means any mortgage, deed of trust, pledge, option, power of sale, retention of title, right of pre-emption, right of first refusal, hypothecation, security interest, encumbrance, claim, lien or charge of any kind, or an agreement, arrangement or obligation to create any of the foregoing.

“Engines”	means (i) with respect to each Aircraft, the engines related to that Aircraft, title to which engines has vested in the owner of that Aircraft or, with respect to all Aircraft, all of those engines and (ii) the engines described in Schedule 1.1(a) of the Disclosure Letter, each with the manufacturer’s serial number as set forth in the Disclosure Letter, and together in each case with all equipment and accessories belonging to, installed in or appurtenant to those aircraft engines (other than Lessee Furnished Equipment). For the avoidance of doubt, references to Engines shall include aircraft engines which shall have replaced another aircraft engine under the relevant Lease if title to such replacement aircraft engine shall have passed to the lessor or owner of such Aircraft under such Lease.

“Environmental Laws”	has the meaning set out in paragraph 24.1(a) of Part A of Schedule 1.

“Equity Arrangement”	means each plan, program, agreement or arrangement pursuant to which a Company Employee or a former employee of any Company Group Member holds restricted common stock of the Parent, options to purchase the common stock of the Parent, restricted stock units of the Parent, stock appreciations right of the Parent or any other rights related to equity of the Parent, excluding (1) stock appreciation rights that form part of any LTIP and (2) the TARP Compensation.

“ERISA”	means the U.S. Employee Retirement Income Act of 1974, as amended from time to time.

“ERISA Affiliate”	means any entity which, together with such entity, would be treated as a single employer with the Parent under Section 414 of the U.S. Tax Code.

“FAA”	means the Federal Aviation Administration of the United States of America and any successor governmental authority.

“FAA Aircraft”	has the meaning set out in clause 3.1(d).

“Fee Letters”	has the meaning set forth in clause 10.1.

“Financial Statements”	has the meaning set out in paragraph 5 of Part A of Schedule 1.

“FINSA”	has the meaning set out in clause 4.10.

“Fundamental Warranties”	means each of the warranties made by the Parent and the Seller to AerCap and the Purchaser in paragraphs 1 (other than the warranty in paragraph 1.8), 2 (other than the warranties in paragraph 2.6), and 3 of Part A of Schedule 1 (other than the warranties made therein that relate to any Company Group Member that is not the Company or a Material Subsidiary).

“GAAP”	means generally accepted accounting principles in the United States of America.

“Governmental Approvals”	means any consent, approval, license, permit, order, qualification, authorization of, or registration or other action by, or any filing with or notification to, any Governmental Authority.

“Governmental Authority”	means any supranational, national, regional, federal, state, municipal or local court, administrative body or other governmental or quasi-governmental entity or authority with competent jurisdiction (including any arbitration panel or body) exercising legislative, judicial, regulatory or administrative functions of or pertaining to supranational, national, regional, federal, state, municipal or local government, including any department, commission, board, agency, bureau, subdivision, instrumentality or other regulatory, administrative, arbitral or judicial authority.

“Governmental Official”	means (i) an executive, official, employee or agent of a Governmental Authority, (ii) a director, officer, employee or agent of a wholly or partially government-owned or -controlled company or business, (iii) a political party or official thereof, or candidate for political office, or (iv) an executive, official, employee or agent of a Public International Organization (defined as any organization, such as the United Nations or European Union, having two or more governments as members).

“Hazardous Materials”	has the meaning set out in paragraph 24.1(a) of Part A of Schedule 1.

“ICC”	has the meaning set out in clause 31.2.

“ICC Court”	has the meaning set out in clause 31.3.

“Income Tax”	means any Taxes measured by or imposed on net income.

“Indebtedness”	means, without duplication, with respect to any Person, all liabilities, obligations and indebtedness for borrowed money of such Person, of any kind or nature, now or hereafter owing, arising, due or payable, howsoever evidenced, created, incurred, acquired or owing, whether primary, secondary, direct, contingent, fixed or otherwise, consisting of indebtedness for borrowed money or the deferred purchase price of property or services, excluding purchases of merchandise and services in the ordinary course of business, but including: (a) all obligations and liabilities of any Person secured by any lien on such Person’s property, even though such Person shall not have assumed or become liable for the payment thereof (except unperfected Permitted Liens or Purchaser Permitted Liens incurred in the ordinary course of business and not in connection with the borrowing of money); (b) all obligations and liabilities of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP; (c) all obligations and liabilities created or arising under any conditional sale or other title retention agreement with respect to property used or acquired by such Person, even if the rights and remedies of the lessor, seller or lender thereunder are limited to repossession of such property; (d) all obligations and liabilities under guarantees by such Person of Indebtedness of another Person; (e) all obligations and liabilities of such Person in respect of letters of credit, bankers’ acceptances or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (f) all obligations of such Person evidenced by bonds, notes, debentures, or similar instruments; (g) all obligations of such Person with respect to deposits or advances of any kind; (h) obligations under Swap Contracts; (i) all obligations and liabilities of such Person as lessee/borrower under any sale and leaseback transaction or any synthetic lease transaction; and (j) all accrued interest, prepayment penalties or premiums, breakage fees and all other amounts owed in respect of any of the foregoing. Notwithstanding anything herein to the contrary, “Indebtedness” shall not include (i) intercompany loans, guarantees or advances made among Company Group Members or among Purchaser Group Members, (ii) obligations under or arising out of any employee benefit plan, employment contract or other similar arrangement in existence as of the Completion Date or (iii) obligations under any severance or termination of employment agreement or plan. For the avoidance of doubt, “Indebtedness” shall not include statutory liens incurred or advances or deposits or other security granted to any Governmental Authority in connection with a governmental authorization, registration, filing, license, permit or approval of the ordinary course of business.

“Indemnified Party”	has the meaning set out in clause 7.3.

“Indemnifying Party”	has the meaning set out in clause 7.3.

“Indemnitees”	has the meaning set out in clause 7.2(b).

“Independent Accountant”	has the meaning set out in clause 16.2.

“Initial Long-Stop Date”	has the meaning set out in clause 7.5(b).

“Intellectual Property”	means all U.S. and foreign patents, inventions, trademarks, service marks, trade names, corporate names, domain names, logos, trade dress, trade secrets, copyrights and copyrightable works, and all registrations or applications related thereto, and databases and computer software.

“Interest Rate”	means an interest rate per annum equal to the average of the three month LIBOR for US dollars that appears on page LIBOR 01 (or a successor page) of the Reuters Telerate Screen as at 11:00 a.m. (London time) on each day during the period for which interest is to be paid.

“Intervening Event”	has the meaning set out in clause 9.5.

“IRS”	has the meaning set out in paragraph 23.3(d) of Part A of Schedule 1.

“knowledge of AerCap”, “to AerCap’s knowledge”, “awareness of AerCap” or similar phrases	means, with respect to any matter, the actual knowledge of any of the individuals listed in Part B of Schedule 4 after reasonable inquiry of the officers and employees of the Purchaser Group Members who would reasonably be expected to have knowledge of such matter.

“knowledge of the Parent”, “to the Parent’s knowledge”, “awareness of the Parent” or similar phrases	means, with respect to any matter, the actual knowledge of any of the individuals listed in Part A of Schedule 4 after reasonable inquiry of the officers and employees of the Parent and its Subsidiaries and the officers and employees of the Company Group Members who would reasonably be expected to have knowledge of such matter.

“Law”	means any supranational, federal, state, local or foreign law (including common law), statute or ordinance, or any rule, regulation, or agency requirement of any Governmental Authority.

“Lease”	means, with respect to each Aircraft, any lease agreement relating to the leasing of that Aircraft between a Company Group Member as lessor and any Person as lessee, and, with respect to each Engine, any lease agreement relating to the leasing of that Engine between a Company Group Member as lessor and any Person as lessee, other than any lease agreement relating to the leasing of an Engine for a period of less than six (6) months.

“Lease Disclosure Date”	means November 30, 2013.

“Lease Document”	means, with respect to each Aircraft or Engine, the Lease and all other material agreements (including any assignments, novations, side letters, amendments, waivers, modifications, assignment of warranties or option agreements) delivered in connection with, or relating to, the Lease of that Aircraft or Engine, as applicable.

“Lenders”	has the meaning set out in paragraph 24 of Part B of Schedule 1.

“Lessee”	means, with respect to each Aircraft or Engine, the operating lessee of such Aircraft or Engine, as applicable.

“Lessee Furnished Equipment”	means, with respect to each Aircraft, any appliances, parts, accessories, instruments, navigational and communications equipment, furnishings, modules, components and other items of equipment, installed in or furnished with that Aircraft which in accordance with the terms of the Lease Documents are not required to vest in or be transferred to the lessor or owner of such Aircraft.

“Letter of Intent”	means a letter of intent, memorandum of understanding or similar writing or instrument that is not a Contract.

“Litigation Agreement”	means the joint litigation agreement, dated as of November 15, 2012, between the Parent and the Company, as it may be amended in accordance with the terms hereof.

“Long-Stop Date”	has the meaning set out in clause 7.5(b).

“Losses”	means all losses, damages, liabilities, obligations and claims of any kind together with all costs and expenses reasonably incurred in respect of the same (including reasonable attorneys’ fees).

“Manufacturer”	means, with respect to an aircraft or engine, the manufacturer of such aircraft or engine.

“Manufacturer Agreement”	means each Contract with a Manufacturer pursuant to which any Company Group Member agrees to purchase an aircraft or an aircraft engine for consideration in excess of US$10 million.

“Manufacturer Agreement Disclosure Date”	means the Signing Date.

“MAPS”	means the market auction preferred stock of the Company described in the Company Prospectus.

“Material Adverse Effect”	means a material adverse effect on the business, assets, results of operation or financial condition of the Company Group taken as a whole, except any such effect to the extent arising or resulting from (A) changes after the Signing Date in general business, economic, political or market conditions (including changes generally in prevailing interest rates, credit availability and liquidity, currency exchange rates and price levels or trading volumes) in the United States, the Netherlands or other securities or credit markets, (B) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, in each case after the Signing Date generally affecting the industries or jurisdictions in which the Company Group operates, (C) changes after the Signing Date in GAAP, or authoritative interpretations thereof, (D) changes after the Signing Date in securities, aviation and other Laws of general applicability or related authoritative or binding policies or interpretations of Governmental Authorities, (E) actions required to be taken under the Transaction Agreements or taken with the Purchaser’s prior written consent after the Signing Date (other than with respect to paragraph 4 of Part A of Schedule 1), (F) the identity of, or the effects of any facts or circumstances relating to, AerCap, the Purchaser or any of their Affiliates, the effects of any action (including in relation to obtaining any Governmental Approvals) taken or required to be taken by AerCap, the Purchaser or any of their Affiliates or Representatives with respect to the transactions contemplated hereby and under the other Transaction Agreements or the effects of the negotiation, execution, public announcement, disclosure or completion of the transactions (and in each case, including the attrition or departure of any employees, independent contractors, consultants or agents of any Company Group Member) (other than with respect to paragraph 4 of Part A of Schedule 1), (G) any matter set forth in the Disclosure Letter which is an exception to a Warranty to the extent that the relevance of such items is readily apparent (other than with respect to paragraph 6.1 of Part A of Schedule 1) or (H) any failure by any Company Group Member to achieve any earnings or other financial projections or forecasts, provided that any event, change, occurrence or development or state of facts that may have caused or contributed to such failure shall not be excluded under this subclause (H); provided that in the case of each of subclauses (A) through (D), such changes or occurrences have not had and would not reasonably be expected to have a materially disproportionate adverse effect on the Company Group taken as a whole relative to other comparable participants in the aircraft leasing industry.

“Material Contract”	means any contract, agreement, instrument or other legally binding obligation, individually or together with related contracts, agreements, instruments and other legally binding obligations, to which any Company Group Member is a party (other than leases for real property, aircraft and engine leases and other agreements related thereto, Aircraft Trading Agreements and Contracts with Manufacturers pursuant to which any Company Group Member agrees to purchase an aircraft or aircraft engine, including Manufacturer Agreements) which (i) calls for the payment by or on behalf of any Company Group Member in excess of US$100 million per annum, or the delivery by any Company Group Member of goods or services (or license of rights) with a fair market value in excess of US$100 million per annum, during the remaining term thereof, (ii) provides for any Company Group Member to receive any payments in excess of, or any rights or property with a fair market value in excess of, US$100 million during the remaining term thereof, (iii) contains covenants purporting to restrict materially the ability of any Company Group Member or its Affiliates to engage in any line of the Business in any geographical area or otherwise purporting to restrict their ability to lease aircraft or to market or sell products or services (other than as required by applicable Law or pursuant to legal compliance policies of the relevant counterparty), (iv) relates to the acquisition or disposition by any Company Group Member within the last three (3) years of any business (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration in excess of, US$100 million and which contains material ongoing obligations of any Company Group Member, (v) provides for a material partnership, joint venture or other similar agreement or arrangement, (vi) contains the terms of or evidences the Indebtedness covered by paragraph 10 of Part A of Schedule 1, or required to be disclosed in paragraph 10 of Part A of Schedule 1 of the Disclosure Letter, (vii) would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (other than a Benefit Plan or a Company Benefit Plan) or (viii) is a material Related Party Contract (other than Related Party Contracts entered into on an arms’-length basis for the provision of insurance) or (ix) contains any provisions regarding a “change of control” or similar event with respect to any Company Group Member or contains any provisions regarding the merger or consolidation of any Company Group Member, and, for the purposes of this clause (ix), in each case, which provision would be triggered by the transactions contemplated by this Agreement and (a) if triggered (without obtaining a waiver or consent with respect to the transactions contemplated by this Agreement) would result in damages or additional expenses for the Company Group in excess of $25 million or (b) require payments by the Company Group in excess of $25 million in a year.

“Material Jurisdictions”	means the jurisdictions set out in Schedule 1.1(c) of the Disclosure Letter.

“Material Subsidiary”	means any Subsidiary of the Company that would constitute “a significant subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Materials”	has the meaning set out in clause 18.4.

“Order”	means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award by a Governmental Authority of competent jurisdiction.

“Ownership Percentage”	means, as of any date of determination, (a)(i) 97,560,776 AerCap Ordinary Shares less (ii) the total number of AerCap Ordinary Shares sold by the Parent, the Seller and each of their respective Subsidiaries (other than sales to the Parent, the Seller or any of their respective Subsidiaries) from the date of this Agreement through the date of determination divided by (b) the total number of issued and outstanding AerCap Ordinary Shares as of the date of determination; provided that, in the case of clauses (a)(i) and (a)(ii), the number of AerCap Ordinary Shares shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into AerCap Ordinary Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to AerCap Ordinary Shares with a record date occurring on or after the date of this Agreement and prior to the date of determination.

“Owner Trustee”	has the meaning set out in clause 3.1(d).

“Parent”	has the meaning set out in the preamble hereto.

“Parent Benefit Plan”	means each Benefit Plan that is or has been entered into, maintained or administered or contributed to, with respect to which there are obligations to contribute to, by the Parent or any of its Subsidiaries or Affiliates other than the Company Group Members.

“Parent Group”	means Parent, the Seller, each Subsidiary of Parent, and each Company Group Member.

“Parent Group Member”	means any corporation, partnership, joint venture, limited liability company, unincorporated association, trust or other entity within the Parent Group.

“Parent Names and Marks”	has the meaning set out in clause 18.2.

“Pay Status Plan”	means the ILFC Incentive Deferred Compensation Plan, the Parent 2011 Long-Term Incentive Plan for ILFC Employees, the Parent 2010 Long-Term Incentive Plan for ILFC Employees and the 2012 Long-Term Incentive Plan for Employees of AeroTurbine.

“Permits”	has the meaning set out in paragraph 16 of Part A of Schedule 1.

“Permitted Liens” and “Permitted Lien” shall mean any such lien	means: (a) liens for Taxes that are not yet due or payable or that are being contested in good faith by appropriate proceedings and with respect to which reserves have been made on the Financial Statements to the extent required under GAAP; (b) statutory liens of landlords and liens of carriers, warehousemen, mechanics, material men, repairmen and other liens imposed by Law for amounts not yet due; (c) liens incurred or deposits made to a Governmental Authority in the ordinary course of business or as required by applicable Laws in connection with a governmental authorization, registration, filing, license, permit or approval; (d) liens incurred or deposits made in the ordinary course of the business of any Company Group Member in connection with workers’ compensation, unemployment insurance or other types of social security; (e) defects of title, easements, rights of way, covenants, restrictions and other similar charges or encumbrances not materially interfering with the ordinary conduct of business or which are shown by a current title report or other similar report or listing previously provided or made available to the Purchaser; (f) liens incurred in the ordinary course of the business of any Company Group Member securing obligations or liabilities that are not individually or in the aggregate material to the relevant asset or property, respectively; (g) all licenses, settlements and covenants not to assert entered into in the ordinary course of the business of any Company Group Member; (h) zoning, building and other generally applicable land use restrictions; (i) liens that have been placed by a third party on the fee title of the real property constituting the leased real property or real property over which any Company Group Member has easement rights;

(j) leases or similar agreements affecting the real property owned by any Company Group Member, provided that such leases and agreements have been previously provided or made available to the Purchaser; (k) liens or other restrictions on transfer imposed by applicable Laws; (l) liens granted on securities held for cash management purposes under repurchase and reverse repurchase agreements and liens granted under derivatives entered into in the ordinary course of the business of any Company Group Member; (m) clearing and settlement liens on securities and other investment properties incurred in the ordinary course of clearing and settlement transactions in such securities and other investment properties and the holding of legal title or other interests in securities or other investment properties by custodians or depositories in the ordinary course of the business of any Company Group Member; (n) agreements with any Governmental Authorities or any public utilities or private suppliers of services, including subdivision agreements, development agreements and site control agreements in the ordinary course of business or as required by applicable Law (provided that such agreements do not materially interfere with the ordinary conduct of business of any Company Group Member); (o) rights of any Owner Trustee with respect to any FAA Aircraft registered with the FAA; and (p) with respect to any aircraft, airframe, aircraft engine or aircraft part: (i) the rights conferred by the Lease Documents and Aircraft Trading Agreements; (ii) any “Permitted Liens” (or any other phrase with substantially similar meaning) under the terms of the relevant Lease Documents; (iii) Encumbrances for which the applicable Lessee (other than a Company Group Member) is responsible or for which the applicable Lessee is to indemnify the lessor under the terms of the applicable Lease Documents; (iv) in respect of an Economic Interest Aircraft, any Encumbrance created pursuant to a related Economic Interest Aircraft Transfer Agreement or Economic Interest Aircraft Escrow Agreement; (v) Encumbrances which do not materially detract from the value of such Aircraft or any Company Group Member’s interest in such Aircraft, or materially interfere with the use of such Aircraft in substantially the manner used before the Signing Date; (vi) Encumbrances created by, or resulting from the actions or omissions of, Lessees or third parties during the term of a Lease Document or thereafter but prior to repossession of the relevant Aircraft by a Company Group Member; or (vii) Encumbrances securing an obligation incurred by any Lessee.

“Person”	means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.

“Potential Contributor”	has the meaning set out in clause 7.2(d).

“Pre-Completion Company Employee”	means (i), from the date of this Agreement until the Completion Date, each Person who is a current or former employee of any Company Group Member and (ii), as of and following the Completion Date, each Person who is a former employee of any Company Group Member.

“Pre-Completion Covenants”	means the covenants contained in this Agreement that by their terms are expected to be complied with prior to Completion.

“Pre-Completion Tax Period”	means any Tax period ending on or before the Completion Date.

“Proprietary Rights”	has the meaning set out in paragraph 21 of Part A of Schedule 1.

“Purchase Price”	has the meaning set out in clause 2.3.

“Purchaser”	has the meaning set out in the preamble hereto.

“Purchaser Benefit Plan”	means all incentive, profit-sharing, share option, share purchase, other equity-based, employment, consulting, compensation, holiday or other leave, change in control, retention, supplemental retirement, pension, severance, health, medical, disability, life insurance, deferred compensation and other employee compensation and benefit plans, programs, policies or agreements, in each case sponsored solely by one or more Purchaser Group Members.

“Purchaser Data Room”	means all documents made available as of the date hereof to the Seller in the virtual data room maintained through IntraLinks established by or on behalf of the Purchaser Group Members and made available to Parent and the Seller in connection with the transactions contemplated by the Transaction Agreements, all of which are contained in a CD-ROM delivered by the Purchaser to the Purchaser’s counsel and the Seller’s counsel on an outside counsel basis on the Signing Date or, all of which are listed in Schedule 1.1(b) of the Purchaser Disclosure Letter, or otherwise made available to the Seller by the Purchaser or any of its Representatives in connection with the Transaction.

“Purchaser Disclosure Letter”	means the disclosure letter (together with its schedules and enclosures) of even date from AerCap and the Purchaser to the Parent and the Seller.

“Purchaser Employee”	means (i) each Person who as of the Completion Date is an active employee of any Purchaser Group Member and (ii) each Person who is an employee of any Purchaser Group Member as of the Completion Date who is absent from employment due to illness, vacation, injury, military service or other authorized absence (including an employee who is “disabled” within the meaning of the short-term disability plan currently in place for the Purchaser Group or who is on long-term disability leave).

“Purchaser Fundamental Warranties”	means the each of the warranties made by AerCap and the Purchaser in paragraphs 1, 2 (other than the warranty in Paragraph 2.5) and 3 of Part B of Schedule 1.

“Purchaser Group”	means AerCap, the Purchaser, AerCap Subsidiaries and any Subsidiary of any such AerCap Subsidiary from time to time.

“Purchaser Group Member”	means any corporation, partnership, joint venture, limited liability company, unincorporated association, trust or other entity within the Purchaser Group.

“Purchaser Indemnifiable Tax Warranties”	means the warranties made by AerCap and the Purchaser in paragraph 23.1 of Part B of Schedule 1.

“Purchaser Indemnifiable Warranties”	means each of the warranties made by AerCap and the Purchaser in paragraphs 12 (first sentence), 14 (fourth sentence), 15 (with respect to the AerCap Form 20-F), 16 (first sentence), 20.1 (first sentence), 20.2(a) (first sentence), 20.2(b), 20.3 (first sentence) and 20.4 (first sentence), 21.1, 21.2, 21.5 and 25 of Part B of Schedule 1, the Purchaser Indemnifiable Tax Warranties and the Purchaser Fundamental Warranties.

“Purchaser Indemnitees”	has the meaning set out in clause 7.2(a).

“Purchaser Material Adverse Effect”	means a material adverse effect on the business, assets, results of operation or financial condition of the Purchaser Group taken as a whole, except any such effect to the extent arising or resulting from (A) changes after the Signing Date in general business, economic, political or market conditions (including changes generally in prevailing interest rates, credit availability and liquidity, currency exchange rates and price levels or trading volumes) in the United States, the Netherlands or other securities or credit markets, (B) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, in each case after the Signing Date generally affecting the industries or jurisdictions in which the Purchaser Group operates, (C) changes after the Signing Date in GAAP, or authoritative interpretations thereof, (D) changes after the Signing Date in securities, aviation and other Laws of general applicability or related authoritative or binding policies or interpretations of Governmental Authorities, (E) actions required to be taken under the Transaction Agreements or taken with the Parent’s prior written consent after the Signing Date (other than with respect to paragraph 4 of Part B of Schedule 1), (F) the identity of, or the effects of any facts or circumstances relating to, the Parent, the Seller, the Company or any of their Affiliates, the effects of any action (including in relation to obtaining any Governmental Approvals) taken or required to be taken by the Parent, the Seller, the Company or any of their Affiliates or Representatives with respect to the transactions contemplated hereby and under the other Transaction Agreements or the effects of the negotiation, execution, public announcement, disclosure or completion of the transactions (and in each case, including the attrition or departure of any employees, independent contractors, consultants or agents of any Purchaser Group Member) (other than with respect to paragraph 4 of Part B of Schedule 1), (G) any matter set forth in the Purchaser Disclosure Letter which is an exception to a Purchaser Warranty to the extent that the relevance of such items is readily apparent (other than with respect to paragraph 6.1 of Part B of Schedule 1), (H) any failure by any Purchaser Group Member to achieve any earnings or other financial projections or forecasts, provided that any event, change, occurrence or development or state of facts that may have caused or contributed to such failure shall not be excluded under this subclause (H) or (I) any change in the trading prices or volume of AerCap’s capital stock, provided that any event, change, occurrence or development or state of facts that may have caused or contributed to such change shall not be excluded under this subclause (I); provided that in the case of each of subclauses (A) through (D), such changes or occurrences have not had and would not reasonably be expected to have a materially disproportionate adverse effect on the Purchaser Group taken as a whole relative to other comparable participants in the aircraft leasing industry.

“Purchaser Material Subsidiary”	means any Subsidiary of AerCap that would constitute “a significant subsidiary” of AerCap within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Purchaser Permitted Liens” and “Purchaser Permitted Lien” shall mean any such lien	means: (a) liens for Taxes that are not yet due or payable or that are being contested in good faith by appropriate proceedings and with respect to which reserves have been made on the AerCap Financial Statements to the extent required under GAAP; (b) statutory liens of landlords and liens of carriers, warehousemen, mechanics, material men, repairmen and other liens imposed by Law for amounts not yet due; (c) liens incurred or deposits made to a Governmental Authority in the ordinary course of business or as required by applicable Laws in connection with a governmental authorization, registration, filing, license, permit or approval; (d) liens incurred or deposits made in the ordinary course of the business of any Purchaser Group Member in connection with workers’ compensation, unemployment insurance or other types of social security; (e) defects of title, easements, rights of way, covenants, restrictions and other similar charges or encumbrances not materially interfering with the ordinary conduct of business or which are shown by a current title report or other similar report or listing previously provided or made available to the Parent; (f) liens incurred in the ordinary course of the business of any Purchaser Group Member securing obligations or liabilities that are not individually or in the aggregate material to the relevant asset or property, respectively; (g) all licenses, settlements and covenants not to assert entered into in the ordinary course of the business of any Purchaser Group Member ; (h) zoning, building and other generally applicable land use restrictions; (i) liens that have been placed by a third party on the fee title of the real property constituting the leased real property or real property over which any Purchaser Group Member has easement rights; (j) leases or similar agreements affecting the real property owned by any Purchaser Group Member, provided that such leases and agreements have been previously provided or made available to the Parent; (k) liens or other restrictions on transfer imposed by applicable Laws; (l) liens granted on securities held for cash management purposes under repurchase and reverse repurchase agreements and liens granted under derivatives entered into in the ordinary course of the business of any Purchaser Group Member; (m) clearing and settlement liens on securities and other investment properties incurred in the ordinary course of clearing and settlement transactions in such securities and other investment properties and the holding of legal title or other interests in securities or other investment properties by custodians or depositories in the ordinary course of the business of any Purchaser Group Member; (n) agreements with any Governmental Authorities or any public utilities or private suppliers of services, including subdivision agreements, development agreements and site control agreements in the ordinary course of business or as required by applicable Law (provided that such agreements do not materially interfere with the ordinary conduct of business of any Purchaser Group Member); (o) rights of any owner trustee with respect to any aircraft owned or beneficially owned by any Purchaser Group Member that is registered with the FAA; and (p) with respect to any aircraft, airframe, aircraft engine or aircraft part: (i) the rights conferred by the lease for aircraft and engine leases and other agreements related thereto; (ii) any “Permitted Liens” (or any other phrase with substantially similar meaning) under the terms of the relevant AerCap Lease Documents; (iii) Encumbrances for which the applicable AerCap Lessee is responsible or for which the applicable AerCap Lessee is to indemnify the lessor under the terms of the applicable AerCap Lease Documents; (iv) in respect of any Purchaser Group Member’s aircraft title to which is held by a Person that is not an institutional trust company, any Purchaser Group Member in a structure in which the entire economic interest in such aircraft and the right to acquire title thereto for a nominal amount is held by any Purchaser Group Member, any Encumbrance created pursuant to a related asset transfer agreement between any Purchaser Group Member and the Person who holds title to any such aircraft under such transfer agreement or pursuant to any escrow agreement among the titleholder to any such aircraft, any Purchaser Group Member and any other party thereto pertaining to the arrangements regarding any such aircraft; (v) Encumbrances which do not materially detract from the value of such aircraft or any Purchaser Group Member’s interest in such aircraft, or materially interfere with the use of such aircraft in substantially the manner used before the Signing Date; (vi) Encumbrances created by, or resulting from the actions or omissions of, AerCap Lessees or third parties during the term of an AerCap Lease Document relating to any such aircraft or thereafter but prior to repossession of the relevant aircraft by any Purchaser Group Member; or (vii) Encumbrances securing an obligation incurred by any AerCap Lessee.

“Purchaser Related Parties”	has the meaning set forth in clause 7.13.

“Purchaser Warranties”	means the warranties of the Purchaser and AerCap set out in Part B of Schedule 1 and any other representations and warranties of the Purchaser and AerCap contained herein.

“Registration Rights Agreement”	means a Registration Rights Agreement in the form set out in Exhibit B.

“Related Party Contract”	has the meaning set out in paragraph 15 of Part A of Schedule 1.

“Reorganization”	means the reorganization of the corporate post-Completion structure and assets (including which entities hold which assets) of the Company Group and the Purchaser Group which reorganization achieves AerCap’s Tax and financing goals and is otherwise reasonably acceptable to AerCap.

“Reports”	has the meaning set out in paragraph 17.1 of Part A of Schedule 1.

“Representative”	of a Person means such Person’s Affiliates and the directors, officers, employees, advisers, agents, consultants, accountants, attorneys, sources of financing, investment bankers and other representatives of such Person and of such Person’s Affiliates.

“Respondent(s)”	has the meaning set out in clause 31.3.

“Residual Value Guarantee Agreement”	means any Contract to which any Company Group Member is a party that provides for a residual value guarantee, asset guarantee or similar arrangement.

“Retained Group”	means, with the exception of the members of the Company Group, the Parent, its Subsidiaries and any Subsidiary of any such Subsidiary from time to time.

“Revolving Credit Facility”	has the meaning set out in the recitals hereto.

“SEC”	means the U.S. Securities and Exchange Commission.

“Section 338 Allocation Schedule”	has the meaning set out in clause 16.2.

“Section 338 Elections”	has the meaning set out in clause 16.1.

“Securities Act”	means the U.S. Securities Act of 1933, as amended, and applicable rules and regulations thereunder.

“Securities Exchange Act”	means the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations thereunder.

“Seller”	has the meaning set out in the preamble hereto.

“Seller Indemnifiable Tax Warranties”	means the warranties made by the Parent and the Seller in paragraph 25.1 of Part A of Schedule 1.

“Seller Indemnifiable Warranties”	means each of the warranties made by the Parent and the Seller in paragraphs 1.8, 14 (first sentence), 15 (second sentence), 16 (fourth sentence), 18 (first sentence), 22.1(a) (first sentence), 22.2(a) (first sentence), 22.2(b), 22.3 (first sentence and last sentence) and 22.4 (first sentence), 23.1, 23.2, 23.5 and 26 of Part A of Schedule 1, the Disclosure Warranty, the Seller Indemnifiable Tax Warranties and the Fundamental Warranties.

“Senior Employee”	means every employee of the Company Group with an annual base salary rate, in excess of US$200,000 per annum (or its equivalent in local currency at exchange rates prevailing at the Signing Date), and every director of a member of the Company Group who is also an employee.

“Separate Taxes”	means any Taxes of any Company Group Member other than Taxes with respect to any consolidated, combined, affiliated, controlled or unitary Tax Return that includes a member of the Retained Group and where such member of the Retained Group is liable (jointly or severally) for such Taxes.

“Shares”	means 45,267,723 shares of common stock of the Company, which represents 100% of the issued and outstanding shares of common stock of the Company.

“Shareholders’ Agreement”	means a Shareholders’ Agreement in the form set out in Exhibit A.

“Signing Date”	means the date of this Agreement.

“Special Distribution”	has the meaning set out in clause 2.3.

“Specified Warranties”	means the Disclosure Warranty, the warranties made by the Parent and the Seller in paragraphs 1.8, 14 (first sentence), 18 (first sentence), 22.1(a) (first sentence), and 23.1 of Part A of Schedule 1 and the warranties made by AerCap and the Purchaser in paragraphs 12 (first sentence), 15 (with respect to the AerCap Form 20-F), 16 (first sentence), 20.1 and 21.1 of Part B of Schedule 1.

“Straddle Period”	means any Tax period that begins on or before the Completion Date and ends after the Completion Date.

“Stock Consideration”	has the meaning set out in clause 2.3.

“Subsidiary”	in respect of a Person, means any corporation, partnership, joint venture, trust, limited liability company, unincorporated association or other entity in respect of which such Person, directly or indirectly: (w) is entitled to more than 50% of the interest in the capital or profits; (x) holds or controls a majority of the voting securities or other voting interests; (y) has rights via holdings of debt or other contract rights that are sufficient for control and consolidation for GAAP purposes; or (z) has the right to appoint or elect a majority of the board of directors or Persons performing similar functions.

“Superior Proposal”	shall mean any Acquisition Proposal that the Board of Directors of AerCap has determined in its good faith judgment (after consultation with outside legal counsel and its financial advisor) is more favorable to AerCap’s stakeholders than the Transaction, taking into account all of the terms and conditions of such Acquisition Proposal (including the financing, likelihood and timing of consummation thereof) and this Agreement.

“Swap Contracts”	means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, emission rights, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement; provided that “Swap Contracts” shall not include (i) the stock purchase contracts that constitute a component of the Parent’s outstanding hybrid securities issued in the form of equity units, (ii) any right, option, warrant or other award made under an employee benefit plan, employment contract or other similar arrangement, (iii) any right, warrant or option or other convertible or exchangeable security or other instrument issued by the Parent or any Subsidiary or Affiliate of the Parent or any Subsidiary for capital raising purposes or (iv) any right, warrant or option or other convertible or exchangeable security or other instrument issued by AerCap or any Subsidiary or Affiliate of AerCap or any Subsidiary for capital raising purposes.

“TARP Compensation”	has the meaning set out in clause 11.4.

“Tax Authority”	means any government, state or municipality or any regional, provincial, state, federal or other fiscal, revenue, customs and excise authority, body, official or other Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Tax Claim”	has the meaning set out in clause 16.6.

“Tax Package”	has the meaning set out in clause 16.5.

“Tax Returns”	means all returns and reports (including notices, accounts, computations, statements, assessments, registrations, elections, declarations, estimates, claims for refund and information and land transaction returns), including any schedule or attachment thereto, required to be supplied to a Tax Authority relating to Taxes.

“Tax” or “Taxes”	has the meaning set out in paragraph 25.1 of Part A of Schedule 1.

“Terminated SPA”	means that certain Share Purchase Agreement, dated December 9, 2012, by and among the Seller, the Parent and Jumbo Acquisition Limited, as amended.

“Third Party Claim”	has the meaning set out in clause 7.3(a).

“Tier 1 Amendments”	has the meaning set out in clause 8.3(a).

“Tier 1 Facilities”	has the meaning set out in clause 8.3(a).

“Tier 2 Amendments”	has the meaning set out in clause 8.3(b).

“Transaction”	has the meaning set out in the recitals hereto.

“Transaction Agreements”	means, collectively, this Agreement, the Disclosure Letter, the Purchaser Disclosure Letter, the instrument of transfer of the Shares, the Credit Agreement and related ancillary documents, the Shareholders’ Agreement, the Registration Rights Agreement, the Revolving Credit Facility, the Voting Agreement, the Compliance Agreement, the letter agreement entered into by the parties hereto on the date hereof and the officers certificates referred to in Schedule 3.

“Transfer Taxes”	has the meaning set out in clause 16.8.

“Treasury Regulations”	means the regulations prescribed under the U.S. Tax Code.

“Triggered Facilities”	has the meaning set out in clause 8.3(b).

“Unaudited Financial Statements”	has the meaning set out in paragraph 5 of Part A of Schedule 1.

“U.S. Citizen”	means a Person who is a citizen of the United States as defined in Section 40102(a)(15) of Title 49 of the U.S. Code.

“U.S. Tax Code”	means the U.S. Internal Revenue Code of 1986, as amended.

“Voting Agreement”	has the meaning set out in the recitals hereto.

“Warranties”	means the warranties of the Parent and the Seller set out in Part A of Schedule 1 and any other representations and warranties of the Parent and the Seller contained herein.

1.2	The headings in this Agreement do not affect its interpretation.

1.3	The schedules form part of this Agreement.

1.4	References to “US$” or “U.S. dollars” are to U.S. dollars.

1.5	Any reference to a “company” includes any company, corporation or other body corporate, wherever and however incorporated or established.

1.6	Any reference to a statute, statutory provision or subordinate legislation (“legislation”) includes references to:

(a)	that legislation as re-enacted or amended by or under any other legislation before or after the Signing Date;

(b)	any legislation which that legislation re-enacts (with or without modification); and

(c)	any subordinate legislation made under that legislation before or after the Signing Date, as re-enacted or amended as described in(a), or under any legislation referred to in (b).

1.7	Any reference to writing shall include any mode of reproducing words in a legible and non-transitory form.

1.8	All computations of interest with respect to any payment due to a Person under this Agreement shall be based on the Interest Rate on the basis of a year of 365 days, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable. Whenever any payment under this Agreement will be due on a day other than a Business Day, such payment will be made on the next succeeding Business Day, and such extension of time will be included in the computation of payment of interest.

1.9	References to one gender include all genders and references to the singular include the plural and vice versa.

1.10	For the purposes of this Agreement, the Parent shall be deemed not to be Controlled by any Person.

1.11	References to “ordinary course” or words of similar meaning when used in this Agreement shall mean with respect to any Person “the ordinary course of business of such Person, consistent with past practice, subject to such reasonable and prudent changes by such Person and/or its Affiliates as are reasonably necessary in light of the then current operating conditions and developments with respect to such Person and/or its Affiliates, to the extent such operating conditions and developments did not exist prior to the date of this Agreement, but excluding from the foregoing new operating conditions or developments materially related to the transactions contemplated by this Agreement or the announcement or existence of this Agreement” unless expressly stated otherwise in this Agreement.

1.12	References to “includes” or “including” or words of similar meaning when used in this Agreement shall mean “including without limitation” unless specified otherwise. References to “the transactions contemplated by this Agreement” or words of similar meaning shall mean the Transaction, the entry into and performance under the Transaction Agreements, the consummation of the Debt Financing, the transactions contemplated under clause 9.1 and all other transactions contemplated by any provision of this Agreement.

2.	Sale and Purchase of the Shares

2.1	On the terms of this Agreement and subject to the Conditions, the Seller shall sell, and the Purchaser shall purchase, at the Completion, the Shares, free and clear of all Encumbrances and with all rights attached or accruing to them at the Completion.

2.2	The Seller and the Parent covenant with AerCap and the Purchaser that the Seller has the right to transfer legal and beneficial title to the Shares. The Purchaser and AerCap covenant with the Seller and Parent that AerCap has the right to issue the Stock Consideration to Seller.

2.3	The total consideration for the sale of the Shares shall be (i) (x) US$3,000,000,000 less the amount of (y) the Special Distribution (excluding the portion of the Special Distribution set forth in clause 2.3(ii)(B)), without interest (the “Cash Consideration”) and (ii) 97,560,976 AerCap Ordinary Shares (the “Stock Consideration” and, together with the Cash Consideration, the “Purchase Price”) payable to the Seller by AerCap at the Completion in accordance with the provisions of Schedule 3. Prior to the Completion, subject to applicable Law, the Company shall declare a cash distribution in the aggregate amount of (A) $600,000,000 plus (B) €1,000,000, in cash (the “Special Distribution”) to Seller, which Special Distribution will be payable at the Completion. Clause 30 shall not apply to the payment in the foregoing subclause (B), which amount shall be paid in Euro.

2.4	The Stock Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities of a Subsidiary of AerCap or of securities convertible into AerCap Ordinary Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to AerCap Ordinary Shares with a record date occurring on or after the date hereof and prior to the Completion Date.

2.5	Except as otherwise provided herein, the Purchaser shall be entitled to deduct and withhold (or cause to be deducted and withheld) from the consideration otherwise payable to the Seller pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable Tax Law. If any such withholding or deduction is imposed in a jurisdiction (other than the United States or any jurisdiction therein) as a result of a present or former connection of the Purchaser (including of the Purchaser’s beneficial owners) to such jurisdiction (other than any connection arising solely from the Transaction Agreements or the transactions contemplated therein), the Purchaser shall increase the amount of the payment by an amount necessary such that the Seller receives (taking into account any Tax benefit actually realized by the Seller from such deduction or withholding) the amount it would have received had no such deduction and withholding been required. If the Purchaser withholds or deducts (or causes to be withheld or deducted) any amounts not subject to the payment of an increased amount pursuant to the foregoing sentence, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made; provided that the Purchaser shall inform the Seller at least five (5) Business Days in advance of any such withholding or deduction and shall cooperate with the Seller to take commercially reasonable steps to reduce or eliminate such withholding or deduction.

3.	Conditions to Completion

3.1	The respective obligations of the Seller and the Purchaser in the Completion to complete the transactions contemplated by this Agreement to occur at the Completion shall be subject to the satisfaction or waiver, at or prior to the Completion, of each of the following conditions:

(a)	the approvals listed in Schedule 5 being obtained or deemed to have been obtained by expiration of the applicable waiting period and Completion being permitted to occur pursuant to such approvals;

(b)	the approvals listed in Schedule 6 being obtained or deemed to have been obtained by expiration of the applicable waiting period and Completion being permitted to occur pursuant to such approvals;

(c)	either (i) CFIUS having provided notice to the effect that review or investigation of the transactions contemplated by the Transaction Agreements has concluded and that a determination has been made that there are no issues of national security of the United States sufficient to warrant further investigation under FINSA or (ii) the President of the United States not having taken action to block or prevent the consummation of the transactions contemplated by this Agreement under FINSA and the applicable period of time for the President to take such action shall have expired without extension;

(d)	the title to, and registration with the FAA of, each aircraft (i) (x) title to which was, as of the Lease Disclosure Date, owned directly by a Company Group Member or (y) that is acquired by a Company Group Member after such date and (ii) that, immediately prior to Completion, is beneficially owned by a Company Group Member and registered with the FAA (each such aircraft, an “FAA Aircraft”), being held by, and registered with the FAA in the name of, an owner trustee that is a U.S. Citizen and that is Wilmington Trust, Wells Fargo, Bank of Utah, US Bank, Bank of New York Mellon, Deutsche Bank or another person reasonably acceptable to the Seller after consultation with the Purchaser (an “Owner Trustee”), in each case, for the benefit of the Company under a trust agreement between the Owner Trustee and the Company, as owner participant, in substantially the form of a trust agreement as shall have been approved by the Aeronautical Center Counsel for use with a non-citizen trust;

(e)

(i) the Fundamental Warranties in paragraphs 1.1, 1.2, 1.4, 1.5, 1.6, 1.7, 2.1(ii), 2.2 (solely with respect to the Company), 2.3, and 3 of Part A of Schedule 1 being true and correct in all respects as of the Completion Date as though made on the Completion Date, (ii) all other Fundamental Warranties being true and correct in all material respects as of the Completion Date as though made on the Completion Date, (iii) the

Disclosure Warranty being true and correct as of the Company Prospectus Date, and (iv) all other Warranties being true and correct as of the Completion Date as though made on the Completion Date (except in each case that those Warranties specified by their terms to be made only as of a specified date shall be true and correct only as of such date), in the case of (iii) and (iv) without giving effect to any limitations as to materiality or Material Adverse Effect set forth therein, and in the case of (iii) and (iv) except to the extent that any failure or failures of any such Warranties to be true and correct as of the Company Prospectus Date (in the case of the Disclosure Warranty) or the Completion Date (in the case of all other Warranties), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect;

(f)	(i) the Purchaser Fundamental Warranties in paragraphs 1.1, 1.2, 1.4, 1.5, 1.6, 1.7, 2.1(ii), 2.2 (solely with respect to the AerCap) and 3 of Part B of Schedule 1 being true and correct in all respects as of the Completion Date as though made on the Completion Date, (ii) all other Purchaser Fundamental Warranties being true and correct in all material respects as of the Completion Date as though made on the Completion Date, (iii) the Purchaser Warranty in paragraph 15 in Part B of Schedule 1 with respect to the AerCap Form 20-F being true and correct as of March 13, 2013 and (iv) all other Purchaser Warranties being true and correct as of the Completion Date as though made on the Completion Date (except in each case that those Purchaser Warranties specified by their terms to be made only as of a specified date shall be true and correct only as of such date), in the case of (iv) without giving effect to any limitations as to materiality or Purchaser Material Adverse Effect set forth therein, and in the case of (iv) except to the extent that any failure or failures of any such Purchaser Warranties to be true and correct as of the Completion Date, individually or in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect;

(g)	the Parent’s covenants under clause 8.1 and Schedule 2 having been complied with as of the Completion Date in all material respects;

(h)	AerCap’s covenants under clause 8.4 and Schedule 2 having been complied with as of the Completion Date in all material respects;

(i)	no Material Adverse Effect having occurred between the Signing Date and the Completion Date;

(j)	no Purchaser Material Adverse Effect having occurred between the Signing Date and the Completion Date;

(k)	no Order by any Governmental Authority of competent jurisdiction shall be in effect, and no Law shall have been enacted by any Governmental Authority of competent jurisdiction that, in any case, restrains, enjoins or otherwise prohibits or makes illegal the consummation of the transactions contemplated by the Transaction Agreements; provided that the party invoking this condition must have complied in all material respects with its obligations in clause 4;

(l)	the AerCap Shareholder Approval shall have been obtained;

(m)	the Registration Rights Agreement and the Shareholders’ Agreement shall have been executed and delivered by each Parent Group Member party thereto;

(n)	the Registration Rights Agreement, the Shareholders’ Agreement and the Compliance Agreement shall have been executed and delivered by each Purchaser Group Member party thereto;

(o)	the Stock Consideration shall have been listed on the New York Stock Exchange, subject to official notice of issuance; and

(p)	the Tier 1 Amendment shall have been obtained; provided that the condition set forth in this clause 3.1(l) shall be deemed to be waived without any further action by any party if Purchaser or AerCap materially breach the covenant set forth in clause 8.9(ii).

3.2	The Purchaser may waive in writing in whole or in part all or any of the Conditions set out in clause 3.1(a), (d), (e), (g), (i), (m) or (p) and, if so waived, any such Condition shall no longer operate as a condition to the Completion. The Seller may waive in writing in whole or in part the Conditions set out in clause 3.1(b), (f), (h), (j), (n) or (o) and, if so waived, any such Condition shall no longer operate as a condition to the Completion. The Conditions set out in clause 3.1(c), (k) and (l), may be waived only by mutual agreement of the Seller and the Purchaser and, if so waived, such Conditions shall no longer operate as a condition to the Completion.

4.	Agreements to Implement

4.1	AerCap and the Purchaser agree to use reasonable best efforts to take the steps necessary, proper or advisable (including in connection with any requirement of any anti-trust, competition or anti-monopoly Governmental Authority, agreeing to divest Company Group assets or any business or assets of the Purchaser Group) to obtain or cause to be obtained as promptly as practicable after the Signing Date (which shall not be later than any date required by applicable Law) all Governmental Approvals that are necessary to complete and make effective the transactions contemplated by the Transaction Agreements, including the regulatory and anti-trust approvals listed in Schedule 5 and Schedule 6.

4.2	The Seller and the Purchaser and each of their respective Affiliates shall, and the Seller shall cause the Company to, contest or otherwise resist any Action, including any Action by a private party, challenging any of the transactions contemplated by the Transaction Agreements.

4.3	No party shall take any action that it is aware or should reasonably be aware would have the effect of delaying, impairing or impeding the receipt of the Governmental Approvals that are necessary, proper or advisable under the Transaction Agreements and applicable to complete and make effective the transactions contemplated by the Transaction Agreements.

4.4	Subject to the restrictions set forth in clause 8.1, the Parent and the Seller agree to use reasonable best efforts to take the steps necessary, proper or advisable to obtain or cause to be obtained as promptly as practicable after the Signing Date all Governmental Approvals that are necessary to complete and make effective the transactions contemplated by the Transaction Agreements, including the regulatory and antitrust approvals listed in Schedule 5 and Schedule 6.

4.5

AerCap and the Purchaser, on the one hand, and the Parent and the Seller, on the other hand, shall promptly make or cause to be made as soon as practicable after the Signing Date with all due dispatch all filings and notifications with all Governmental Authorities that are necessary to complete and make effective the transactions contemplated by the Transaction Agreements. Subject to the confidentiality provisions of the Confidentiality Agreement and/or the confidentiality provisions set forth in clause 17 herein and except where prohibited by applicable Law, each party shall promptly supply the other parties with any information which may be required in order to effectuate any filings (including applications) pursuant to (and to otherwise comply with its obligations set forth in) clause 4.1 hereof. Except where prohibited by applicable Laws or any Governmental Authority, and subject to the confidentiality provisions of the Confidentiality Agreement and/or the confidentiality provisions set forth in clause 17 herein, each of the parties shall, and shall use reasonable best efforts to procure that their respective Affiliates and shall use reasonable best efforts to procure that their respective Representatives: (a) promptly inform the other parties of any communication to or from any Governmental Authority, in each case regarding the Transaction or in connection with an investigation regarding the Transaction; (b) consult with the other parties prior to making any filing, taking a position with respect to any filing, or communicating with any Governmental Authority regarding the Transaction or in connection with an investigation regarding the Transaction; (c) permit the other party to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Authority by or on behalf of any party in connection with any legal proceeding related to this Agreement, the Transaction or in connection with an investigation regarding the Transaction (including any such legal proceeding relating to any anti-trust Law); (d) coordinate and cooperate fully with the other party in preparing and exchanging such information and providing such assistance as the other party might reasonably request; (e) to the extent permitted by any Governmental Authority, permit the other parties or its counsel to attend and participate at each meeting or conference regarding the Transaction or in connection with an investigation regarding the Transaction; and (f) promptly provide the other party (and its counsel) with copies of all correspondence, filings, notices, analyses, presentations, memoranda, briefs, white papers, opinions, proposals and other submissions (and a summary of any oral presentations) made or submitted by such party or any of its Affiliates or Representatives with or to any Governmental Authority related to this Agreement or the Transaction or in connection with an investigation regarding the Transaction; provided that the foregoing shall not require any party or any of their respective Affiliates or Representatives to disclose: (x) any information that in the reasonable judgment of such party would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality; or (y) any privileged information or confidential competitive information of any party. Each party may, as each deems advisable and necessary, reasonably designate any competitively sensitive or any confidential business material provided to the other under this clause 4.5 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel.

4.6	Each party agrees to supply promptly any additional information and documentary material that may be requested by any Governmental Authority in connection with the aforementioned or any other applicable Laws.

4.7	Subject to the terms and conditions set out in this Agreement, and without limiting the generality of the other undertakings contained in this clause 4, each of the Parent, the Seller, AerCap and the Purchaser agrees to promptly provide to any relevant Governmental Authority all information, documents or testimony reasonably requested by such Governmental Authority or that are reasonably necessary, proper or advisable to permit completion of the transactions contemplated by this Agreement or the other Transaction Agreements.

4.8	The Seller and the Parent on the one hand and AerCap and the Purchaser on the other undertake to disclose in writing to the other anything of which they become aware which, will or will be reasonably likely to, prevent any of the Conditions set out in clause 3.1 from being satisfied on or prior to the Long-Stop Date, as applicable, as soon as reasonably practicable after it comes to the notice of any of them.

4.9	The Seller and the Parent shall use their reasonable best efforts to provide, and to procure that the Company Group provides, promptly, all co-operation, information, documentation and assistance which is necessary or reasonably requested by the Purchaser in connection with:

(a)	fulfillment of the Conditions set out in clauses 3.1(a), (c), (d), (l), (m), (o) and (p);

(b)	making submissions, applications, notifications or filings to, providing information to, engaging in discussions, negotiations, or any other communication with, or obtaining any permission, approval, consent, waiver or other determination (whether binding or not) from (in each case) any Governmental Authority, or evaluating or assessing any matter in connection with any Condition, or otherwise in connection with the Transaction;

which co-operation, information, documentation and assistance shall include:

(c)	the provision of information about the Parent, the Seller, any of their respective Affiliates, members of the Company Group and any of their directors or managers;

(d)	making submissions, applications, notifications or filings (whether or not joint) to, providing information to, or engaging in discussions, negotiations, or any other communication with, any Governmental Authority; and

(e)	providing access to, and ensuring that assistance is provided by, its professional advisers, including all assistance reasonably required or necessary.

The Parent and the Seller further agree that all information and documentation provided by them pursuant to this clause 4.9 shall be prepared in good faith and shall not be misleading in any material respect.

4.10	As promptly as practicable after the Signing Date, the Seller and the Purchaser shall make, or cause to be made, a joint voluntary notice to the Committee on Foreign Investment in the United States (“CFIUS”) pursuant to the U.S. Defense Production Act of 1950, 50 U.S.C. App. 2061, as amended by the Foreign Investment and National Security Act of 2007, 50 U.S.C. App. 2170, and the rules and regulations promulgated thereunder, as the same may be amended from time to time (“FINSA”), with respect to the transactions contemplated by this Agreement. Each of the Seller and the Purchaser shall provide, or cause to be provided, to CFIUS any additional or supplemental information, documents, submissions or materials requested by CFIUS or its member agencies that are required or related to such CFIUS notice and any subsequent investigation and, in cooperation with each other, shall use their reasonable best efforts to finally and successfully complete, as promptly as practicable, the CFIUS review process and make such undertakings as may be required or appropriate in connection therewith, including adoption of such measures as may be required or requested by CFIUS.

4.11	AerCap and the Purchaser shall use reasonable best efforts to provide, promptly, all co-operation, information, documentation and assistance which is necessary or reasonably requested by the Parent in connection with:

(a)	fulfillment of the Conditions set out in clauses 3.1(b), (c), (n) and (o);

(b)	making submissions, applications, notifications or filings to, providing information to, engaging in discussions, negotiations, or any other communication with, or obtaining any permission, approval, consent, waiver or other determination (whether binding or not) from (in each case) any Governmental Authority, or evaluating or assessing any matter in connection with the Conditions referred to in clauses 3.1(a), (b) and (c);

which co-operation, information, documentation and assistance shall include:

(c)	the provision of information about AerCap, the Purchaser, any of their respective Affiliates and any of their directors or managers;

(d)	making submissions, applications, notifications or filings (whether or not joint) to, providing information to, or engaging in discussions, negotiations or any other communication with, any Governmental Authority; and

(e)	providing access to, and ensuring that assistance is provided by, its professional advisers, including all assistance reasonably required or necessary.

AerCap and the Purchaser further agree that all information and documentation provided by them pursuant to this clause 4.11 shall be prepared in good faith and shall not be misleading in any material respect.

4.12	Neither AerCap nor the Purchaser shall be in breach of any provision of this clause 4 in the event that the circumstances that would otherwise constitute a breach arise, directly or indirectly, as a result of a failure by the Seller and/or the Parent to comply with its obligations under clauses 4.3, 4.4, 4.5, 4.6, 4.7, 4.8, 4.9 or 4.10 or otherwise as a consequence of information on the Company Group or the Parent or its Affiliates that is required not being made available to AerCap, the Purchaser and/or any Governmental Authority.

4.13	Neither the Seller nor the Parent shall be in breach of any provision of this clause 4 in the event that the circumstances that would otherwise constitute a breach arise, directly or indirectly, as a result of a failure by AerCap and/or the Purchaser to comply with its obligations under clauses 4.1, 4.3¸ 4.5, 4.6, 4.7, 4.8, 4.10 or 4.11 or otherwise as a consequence of information on AerCap or the Purchaser or their respective Affiliates that is required not being made available to the Parent, the Seller and/or any Governmental Authority.

5.	Completion

5.1	On a date to be nominated by the Purchaser, being not later than ten (10) Business Days following the date on which the last of the Conditions with respect to the Completion has been satisfied or (if applicable) waived (other than those Conditions that by their nature are to be satisfied at the Completion, but subject to the satisfaction or waiver of those conditions at the Completion), or on such other date as the parties may agree in writing, completion of the sale and purchase of the Shares shall take place in the manner specified herein (the “Completion”).

5.2	The Completion shall take place at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York NY 10019, or such other place or time as the parties may agree in writing (the date on which the Completion takes place being the “Completion Date”).

5.3	At the Completion, the parties shall comply with their respective obligations in Schedule 3 in accordance with the timeframes set out in that schedule.

5.4	Each party acknowledges and agrees that following the Completion, none of the parties shall be entitled to rescind this Agreement (absent actual fraud) and, accordingly, each party, to the maximum extent permitted by Law, waives all and any rights of rescission it may have in respect of this Agreement after the Completion (absent actual fraud).

6.	Warranties

6.1	The Parent and the Seller hereby warrant to AerCap and the Purchaser that (i) the Disclosure Warranty is true and correct as of the Company Prospectus Date and (ii) all other Warranties are true and correct as at the Signing Date and will be true and correct as of the Completion Date as if repeated immediately prior to the Completion (or, where the Warranty is given by reference to another date, at such other date), in each case subject to, and as qualified by, the Disclosure Letter (it being understood and agreed that disclosure of any item in any Section or subsection of the Disclosure Letter shall be deemed disclosed with respect to any other Section or subsection (other than paragraph 6.1 of Part A of Schedule 1 of the Disclosure Letter) of the Disclosure Letter to the extent that the relevance of such item is readily apparent).

6.2

Except for the Warranties, none of the Parent, the Seller and their respective Affiliates and their respective Representatives makes any representation or warranty of any kind, oral or written, express or implied, or nature whatsoever, oral or written, express or implied, with respect to the Seller, the Company, the Company Subsidiaries, the business of the Company and the Company Subsidiaries, the Transaction Agreements or the transactions contemplated by the Transaction Agreements, including any representation or warranty relating to the financial condition, operations, assets or liabilities, probable success or profitability of any of the foregoing entities. Except for the Warranties, in the absence of actual fraud, the Parent and the Seller disclaim all liability and responsibility for any other representations or warranties or any other information made or supplied by or on behalf of the Parent, the Seller or any of their respective Affiliates or their respective Representatives, and all liability and responsibility for any other representation, warranty, opinion, projection, forecast, advice, statement or information made, communicated or furnished (orally or in writing) to the Purchaser or its Affiliates or Representatives (including any opinion, projection, forecast, advice, statement or information that may have been or may be provided to the Purchaser by any Representative of the Parent or any of its Affiliates).

6.3	The Seller and the Parent undertake to disclose in writing to AerCap and the Purchaser anything to the knowledge of the Parent that is or is reasonably likely to constitute:

(a)	a breach of Warranty that, without giving effect to any limitations as to materiality or Material Adverse Effect set forth therein, has had, or would reasonably be expected to have, a Material Adverse Effect,

(b)	a material breach of the Parent’s or the Seller’s covenants under clause 4, clauses 8.1, 8.3, 11.4, 11.5, and 11.6, or Schedule 2, or

(c)	the occurrence of a Material Adverse Effect after the Signing Date, promptly upon it coming to the notice of the Seller or the Parent between the Signing Date and the Completion Date.

6.4	The Seller and the Parent undertake, in the absence of actual fraud, that if any claim is made against them in connection with the sale of the Shares to the Purchaser, not to make any claim against any member of the Company Group or any past or present director, employee, agent or adviser of any such member on whom it may have relied before agreeing to any term of the Transaction Agreements or authorizing any statement in the Disclosure Letter.

6.5	AerCap and the Purchaser hereby warrant to the Parent and the Seller that (i) the Purchaser Warranty in paragraph 15 in Part B of Schedule 1 with respect to the AerCap Form 20-F is true and correct as of March 13, 2013 and (ii) all other Purchaser Warranties are true and correct as of the Signing Date and will be true and correct as of the Completion Date as if repeated immediately prior to the Completion (or, where the Purchaser Warranty is given by reference to another date, at such other date), in each case subject to, and as qualified by, the Purchaser Disclosure Letter (it being understood and agreed that disclosure of any item in any Section or subsection of the Purchaser Disclosure Letter shall be deemed disclosed with respect to any other Section of subsection (other than paragraph 6.1 of Part B of Schedule 1 of the Purchaser Disclosure Letter) of the Purchaser Disclosure Letter to the extent that the relevance of such item is readily apparent).

6.6	Except for the Purchaser Warranties and the Warranties, the parties and their respective Affiliates and their respective Representatives:

(a)	do not make any other representation or warranty of any kind oral or written, express or implied, or of any nature whatsoever, oral or written, express or implied, with respect to itself, its Affiliates, their respective businesses, the Transaction Agreements or the transactions contemplated by the Transaction Agreements; and

(b)	in the absence of actual fraud, disclaim all liability and responsibility for any other representations or warranties or any other information made or supplied by or on behalf of the parties or any of their respective Affiliates or their respective Representatives or any other Person, and all liability and responsibility for any other opinion, projection, forecast, advice, statement or information made, communicated or furnished (orally or in writing) to any party or its Affiliates or their respective Representatives (including any opinion, projection, forecast, advice, statement or information that may have been or may be provided to any party or its Affiliates or Representatives by any Representative of any party or any of its Affiliates or Representatives).

6.7	AerCap and the Purchaser undertake to disclose in writing to the Seller and the Parent anything to the knowledge of AerCap that is or is reasonably likely to constitute:

(a)	a breach of any Purchaser Warranty that, without giving effect to any limitations as to materiality or Purchaser Material Adverse Effect set forth therein, has given, or would reasonably be expected to give, rise to a material and adverse effect on the ability of the Purchaser to complete the transactions contemplated by this Agreement;

(b)	a material breach of AerCap’s or the Purchaser’s covenants under clause 4, 8.4, 8.8 or 8.9, or Schedule 2; or

(c)	the occurrence of a Purchaser Material Adverse Effect after the Signing Date, promptly upon it coming to the notice of AerCap or the Purchaser between the Signing Date and the Completion Date.

7.	Remedies and Termination

7.1

(a) The Seller Indemnifiable Warranties (other than the Fundamental Warranties and Seller Indemnifiable Tax Warranties) and the covenants and agreements contained herein of the Parent and the Seller, including the Pre-Completion Covenants to be performed by the Parent or the Seller, shall survive until the date that is 24 months after the Completion Date. The aggregate Losses for which the Parent and the Seller shall be liable to the Purchaser and the Purchaser Indemnitees in respect of all breaches of all Seller Indemnifiable Warranties (other than the Fundamental Warranties) shall not exceed US$1.0 billion, provided that with respect to breaches of Seller Indemnifiable Warranties (other than the Fundamental Warranties), the Parent and the Seller shall not be liable for any Losses unless the aggregate amount of all such Losses exceeds on a cumulative basis US$40.0 million (the “Basket Amount”) and then only to the extent such aggregate Losses exceed the Basket Amount. The Fundamental Warranties shall survive indefinitely after the Completion Date. The Seller Indemnifiable Tax Warranties shall survive until the date that is 36 months after the Completion Date, provided, for the avoidance of doubt, neither the Parent nor the Seller shall be liable for breach of such warranties with respect to any Losses in respect of Current Tax Liabilities used to determine clause (a) of the Aggregate Current Tax Liability Payment. All Warranties other than the Seller Indemnifiable Warranties and the Fundamental Warranties shall terminate and be extinguished as of the Completion Date, and the Parent and the Seller shall have no liability with respect to such Warranties after the Completion Date.

(b)	The Purchaser Indemnifiable Warranties (other than the Purchaser Fundamental Warranties and the Purchaser Indemnifiable Tax Warranties) and the covenants and agreements contained herein of AerCap and the Purchaser, including the Pre-Completion Covenants to be performed by the Purchaser or AerCap, shall survive until the date that is 24 months after the Completion Date. The aggregate Losses for which AerCap and the Purchaser shall be liable to the Parent, Seller and the AIG Indemnitees in respect of all breaches of all Purchaser Indemnifiable Warranties (other than the Purchaser Fundamental Warranties) shall not exceed US$1.0 billion, provided that with respect to breaches of Purchaser Indemnifiable Warranties (other than the Purchaser Fundamental Warranties), AerCap and the Purchaser shall not be liable for any Losses unless the aggregate amount of all such Losses exceeds on a cumulative basis the Basket Amount and then only to the extent such aggregate Losses exceed the Basket Amount. The Purchaser Fundamental Warranties shall survive indefinitely after the Completion Date. The Purchaser Indemnifiable Tax Warranties shall survive until the date that is 36 months after the Completion Date. All Purchaser Warranties other than the Purchaser Indemnifiable Warranties and the Purchaser Fundamental Warranties shall terminate and be extinguished as of the Completion Date, and the Purchaser and AerCap shall have no liability with respect to such Purchaser Warranties after the Completion Date.

(c)

The parties agree that notices for claims in respect of a breach of a representation, warranty, covenant or agreement, including with respect to the indemnification for breach of Warranties or Purchaser Warranties pursuant to clause 7.2, must be delivered prior to the expiration of any applicable survival period specified herein for such representation or warranty, covenant or agreement, and any claims for breach, including with respect to the indemnification of Warranties or Purchaser Warranties in clause 7.2, for which notice is not timely delivered in accordance with this clause 7 shall be expressly barred and are hereby waived, provided that if, prior to the survival date, a party shall have notified any other party in accordance with the requirements of this clause 7 of a claim for indemnification hereunder (whether or not formal legal action shall have been commenced based upon such claim), such claim shall continue to be subject to indemnification in accordance with this clause 7 notwithstanding the passing of the survival date.

7.2 (a)	Subject to the limitations set forth in this Agreement, from and after the Completion Date, the Seller and the Parent, jointly and severally, agree to indemnify, defend and hold harmless AerCap, the Purchaser and their Affiliates (other than the Company Group Members) and its and their respective directors, officers, employees and agents (the “Purchaser Indemnitees”) from and against any and all Losses incurred by the Purchaser Indemnitees in any way resulting from, relating to or arising out of (i) any breach by the Parent or Seller of (x) the Seller Indemnifiable Warranties and (y) the covenants and agreements contained herein of the Parent and the Seller, including the Pre-Completion Covenants to be performed by the Parent or Seller and (ii) the Terminated SPA or the transactions contemplated thereby, including any actions or failures to act by any Person, pursuant to, or in connection with, the Terminated SPA or pursuant to, or in connection with, the termination of the Terminated SPA (in each case, solely to the extent Jumbo Acquisition Limited seeks or obtains damages therefor).

(b)	Subject to the limitations set forth in this Agreement, from and after the Completion Date, AerCap and the Purchaser, jointly and severally, agree to indemnify, defend and hold harmless the Seller and the Parent and their Affiliates and its and their respective directors, officers, employees and agents (the “AIG Indemnitees” and, together with the Purchaser Indemnitees, the “Indemnitees”) from and against any and all Losses incurred by the AIG Indemnitees in any way resulting from, relating to or arising out of any breach by AerCap or the Purchaser of (1) the Purchaser Indemnifiable Warranties and (2) the covenants and agreements contained herein of the Purchaser and AerCap, including the Pre-Completion Covenants to be performed by the Purchaser or AerCap.

(c)	Any Indemnitee shall take all commercially reasonable steps to mitigate any Losses incurred by such party upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any indemnification rights hereunder.

(d)

If the Purchaser Indemnitees receive any payment from the Seller or the Parent or the AIG Indemnitees receive any payment from the Purchaser or AerCap in respect of any Losses in connection with an indemnification claim pursuant to this clause 7.2 and the Purchaser Indemnitees or the AIG Indemnitees, as applicable, could have recovered all or a part of such Losses from a third party (a “Potential Contributor”) based on the underlying claim asserted against the Seller or the Parent, in the case of the Purchaser Indemnitees, or the Purchaser or AerCap, in the case of the AIG Indemnitees, the applicable Indemnitees shall assign such of their rights to proceed against the Potential Contributor as are necessary to permit the Seller or the Parent (in the case of the Purchaser Indemnitees) and the Purchaser or AerCap (in the case of the AIG Indemnitees) to recover from the Potential Contributor the amount of such payment.

(e)	If AerCap and the Purchaser are liable to any AIG Indemnitee pursuant to this clause 7.2, to the extent such liability results from, relates to or arises out of Losses also incurred by AerCap or any member of the Purchaser Group, (i) the amount of Losses incurred by the AIG Indemnitees shall be deemed to be an amount equal to the product of (x) the amount of the Losses incurred by AerCap or the applicable member of the Purchaser Group and (y) the Ownership Percentage as of the date on which the Loss is incurred (expressed as a decimal) and (ii) AerCap and the Purchaser shall be liable jointly and severally in an amount equal to the Losses incurred or deemed incurred by the AIG Indemnitee (as determined pursuant to the foregoing clause (i)) divided by one minus the Ownership Percentage on the day that AerCap and/or the Purchaser actually makes the indemnification payment to such AIG Indemnitee in respect of such Losses (expressed as a decimal).

7.3	A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any claim in respect of which indemnity may be sought hereunder, describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim; provided that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this clause 7 except to the extent the Indemnifying Party is actually prejudiced by such failure in connection with such claim.

(a)

Upon receipt of notice of a claim for indemnity from an Indemnified Party pursuant to this clause 7 in respect of a pending or threatened claim or demand by a third party that the Indemnified Party has determined has given or would reasonably be expected to give rise to a right of indemnification under this Agreement (such claim or demand being a “Third Party Claim” and including a pending or threatened claim or demand asserted by a third party against the Indemnified Party), the Indemnifying Party may, by notice to the Indemnified Party delivered within twenty (20) Business Days of the receipt of notice of such Third Party Claim, assume the defense and control of such Third Party Claim, with its own counsel reasonably satisfactory to the Indemnified Party and at its own expense; provided that, as a condition to assuming such defense and control, the Indemnifying Party agrees and acknowledges its responsibility for Losses resulting from, related to or arising out of such Third Party Claim and shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense. If the Indemnifying Party has assumed a defense of any Third Party Claim, (i) the Indemnifying Party will keep the Indemnified Person reasonably informed as to the status and progress of the Third Party Claim, including the receipt of material communications related thereto and copy the Indemnified Party on all material pleadings, filings and other correspondence relating thereto and (ii) the Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed), consent to a settlement, compromise or discharge of, or the entry of any judgment arising from, any Third Party Claim, unless such settlement, compromise or discharge does not involve any finding or admission of any violation of Law or admission of any wrongdoing by the Indemnified Party and involves solely money damages payable by the Indemnifying Party, and the Indemnifying Party shall (i) not encumber any of the material assets of any Indemnified Party or agree to any restriction or condition that would apply to or materially adversely affect any Indemnified Party and (ii) obtain, as a condition of any settlement or other resolution, a complete and unconditional release of each Indemnified Party from any and all liability in respect of such Third Party Claim. For the avoidance of doubt, the Indemnified Party shall not be liable for any compromise or settlement made by the Indemnifying Party which is not entered into in accordance with this Agreement.

(b)

If the Indemnifying Party does not give notice to the Indemnified Party of its election to assume the defense of a Third Party Claim within twenty (20) Business Days after receipt of such notice, and until the Indemnifying Party assumes such defense, or if the Indemnifying Party does not diligently pursue such defense (following written notice from the Indemnified Party of such failure and such failure continues beyond a reasonable period), the Indemnified Party shall be entitled to proceed with its own defense of the Third Party Claim at the reasonable expense of the Indemnifying Party and the Indemnifying Person will be bound by any determination made by the Indemnified Person in such Third Party Claim or any compromise or settlement effected by the Indemnified Party, including the payment of reasonable attorneys’ fees, costs and expenses incurred in connection therewith; provided, however, that the Indemnified Party shall provide at least twenty (20) Business Days advance written notice to the Indemnifying Party of any pending compromise or settlement of any Third Party Claim for which the Indemnified Person is proceeding with its own defense (which notice shall set forth or describe all material terms of the pending compromise or settlement in reasonable detail) and the Indemnifying Party shall not be liable for any compromise or settlement made by the Indemnified Person without the Indemnifying Party’s consent (such consent to not be unreasonably withheld, delayed or conditioned). With respect to any Third Party Claim for which the Indemnified Party is proceeding with its own defense in accordance with this clause 7, the Indemnified Party shall keep the Indemnifying Party reasonably informed as to all material developments related to the Third Party Claim and copy the Indemnifying Party on all material pleadings, filings and other correspondence relating thereto. The Indemnified Party shall not settle, compromise or consent to the entry of any judgment with respect to any claim or demand for which it is seeking indemnification from the Indemnifying Party or admit to any liability with respect to such claim (not to be unreasonably withheld or delayed) or demand without the prior written consent of the Indemnifying Party and notwithstanding anything to the contrary in this clause 7, no Indemnifying Party shall have any liability under this clause 7 for any Losses arising out of or in connection with any Third Party Claim that is settled or compromised by an Indemnified Party in violation of this Agreement.

(c)	In the event any Indemnifying Party receives notice of a claim for indemnity from an Indemnified Party pursuant to this clause 7 that does not involve a Third Party Claim, the Indemnifying Party shall notify the Indemnified Party within twenty (20) Business Days following its receipt of such notice whether the Indemnifying Party disputes its liability to the Indemnified Party under this clause 7. The Indemnified Party shall reasonably cooperate with and assist the Indemnifying Party in determining the validity of any such claim for indemnity by the Indemnified Party.

(d)	Anything to the contrary in this Agreement notwithstanding, the Parent, the Seller, AerCap and the Purchaser hereby agree that following the Completion, the sole and exclusive remedy of a party for any breach or inaccuracy of any Warranties is pursuant to the indemnification procedures described in this clause 7. In furtherance of the foregoing, AerCap and the Purchaser hereby waive, from and after the Completion Date, any and all other rights, claims and causes of action AerCap or the Purchaser may have against the Seller, the Parent or any of their Affiliates, or their respective directors, officers, employees, Affiliates, controlling Persons, agents or representatives, successors or assigns in respect of any breach of the Warranties (other than a claim for indemnification pursuant to this clause 7).

7.4

The aggregate Losses for which the Parent and the Seller shall be liable in respect of this Agreement to AerCap, the Purchaser and any Purchaser Indemnitee shall not exceed US$5.0 billion. The aggregate Losses, for which AerCap and the Purchaser shall be liable in respect of this Agreement to the Parent, the Seller and any AIG Indemnitee shall not exceed US$2.0 billion. For the purposes of determining whether any of the Warranties or the Purchaser Warranties has been breached and the amount of Losses that are the subject matter of a claim for indemnification under this clause 7, each Warranty and Purchaser Warranty contained in this Agreement (other than, for purposes of determining whether there has been a breach, the Specified Warranties) shall be read without regard to and without giving effect to any materiality qualifier, including “Material Adverse Effect,” contained therein.

7.5	This Agreement may be terminated prior to the Completion:

(a)	by the mutual written consent of the Parent, the Seller and the Purchaser;

(b)	by any of the Parent, the Seller or the Purchaser if the Completion has not occurred on or before September 16, 2014 (the “Initial Long-Stop Date” and, as the same may be extended pursuant to this clause 7.5(b), the “Long-Stop Date”); provided that the right to terminate this Agreement pursuant to this clause 7.5(b) shall not be available to any party who shall have materially breached or failed to perform any of its Warranties or Purchaser Warranties, as applicable, or Pre-Completion Covenants in any manner that shall have resulted in the failure of the Completion to occur on or before the Long-Stop Date (other than, in the case of the Purchaser, its failure to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement as a result of the Lenders being unwilling or unable to provide the Debt Financing at or prior to the time the Completion was required to occur pursuant to the terms of this Agreement in circumstances under which AerCap complied with the obligations under clause 10.1); and provided, further, that if prior to the Initial Long-Stop Date, the conditions to the Completion set forth in clause 3.1(a) and clause 3.1(b) have not been satisfied or waived but all other conditions to the Completion (other than those conditions which by their terms cannot be satisfied until the Completion) have been satisfied or waived or are capable of being satisfied by the Initial Long-Stop Date, the Initial Long-Stop Date may be extended on one or more occasions by the Parent, the Seller or the Purchaser to a date which is no later than the date which is three (3) months after the Initial Long-Stop Date;

(c)	by the Purchaser, if (i) a breach of Warranty shall have occurred that would cause the condition set forth in clause 3.1(e) not to be satisfied or (ii) a Material Adverse Effect has occurred since the Signing Date, only insofar as such breach or Material Adverse Effect, as applicable, has not been cured by the earlier of the Long-Stop Date and the date falling three (3) months after the date of such breach;

(d)	by the Purchaser, if a breach of the Parent’s or the Seller’s Pre-Completion Covenants shall have occurred that would cause the condition set forth in clause 3.1(g) not to be satisfied, only insofar as such breach has not been cured by the earlier of the Long-Stop Date, and the date falling three (3) months after the date of such breach;

(e)	by the Parent or the Seller, if (i) a breach of a Purchaser Warranty shall have occurred that would cause the condition set forth in clause 3.1(f) not to be satisfied or (ii) a Purchaser Material Adverse Effect has occurred since the Signing Date, only insofar as such breach or Purchaser Material Adverse Effect, as applicable, has not been cured by the earlier of the Long-Stop Date and the date falling three (3) months after the date of such breach;

(f)	by the Parent or Seller, if a breach of the Purchaser’s Pre-Completion Covenants shall have occurred that would cause the condition set forth in clause 3.1(h) not to be satisfied, only insofar as such breach has not been cured by the earlier of the Initial Long-Stop Date, and the date falling three (3) months after the date of such breach;

(g)	by any of the Parent, the Seller or the Purchaser, if the AerCap Shareholder Approval shall not have been obtained at the AerCap Extraordinary General Meeting duly convened therefor or at any adjournment or postponement thereof permitted hereunder;

(h)	by any of the Parent or the Seller, if the AerCap Extraordinary General Meeting has not been duly called and held prior to the termination of the Voting Agreement (as the duration of such Voting Agreement may be extended) unless the failure of such AerCap Extraordinary General Meeting to have been duly called and held within such period was the result of any Order by a Governmental Authority restraining, enjoining or otherwise prohibiting the AerCap Extraordinary General Meeting from being held;

(i)	by any of the Parent, the Seller or the Purchaser in the event that any Governmental Authority shall have issued a final Order restraining, enjoining or otherwise prohibiting the transactions contemplated by the Transaction Agreements and such Order is or shall have become final and non-appealable;

(j)	prior to receipt of the AerCap Shareholder Approval, by the Parent or the Seller, if an Adverse Recommendation Change shall have occurred; or

(k)

by the Parent or Seller, if (i) all of the conditions set forth in clause 3.1 have been satisfied or waived (other than those conditions that by their terms are to be satisfied by actions taken at Completion) and (ii) the Parent or Seller has given notice to Purchaser in writing that it is prepared and able to consummate the Completion (assuming the conditions set forth in clause 3.1 that by their terms are to be satisfied at the Completion would be satisfied by actions taken at the Completion) and (iii) the Purchaser fails to consummate the transactions contemplated by this Agreement on the date the Completion should have occurred pursuant to clause 5.1.

7.6	Any party desiring to terminate this Agreement pursuant to clause 7.5 shall give written notice of such termination to the other parties (except that the Parent does not need to give such notice to the Seller and vice versa).

7.7	In the event of the termination of this Agreement pursuant to clause 7.5, this Agreement shall terminate forthwith save that such termination shall be without prejudice to any accrued rights, obligations and liabilities of the parties as at the date of termination and without prejudice to any parties’ liability under this clause 7. The provisions set out in this clause 7 and clauses 1, 17.1, 18.2, 19, 20, 21, 22, 24, 25, 26, 27, 28, 29, 30, 31, 32 and 33 of this Agreement shall survive termination.

7.8	In the event that this Agreement is terminated pursuant to clause 7.5(k), or by Purchaser pursuant to clause 7.5(b) under circumstances where Parent or Seller could have terminated pursuant clause 7.5(k), then AerCap shall pay, or cause to be paid, US$100 million (the “Closing Failure Termination Fee”) to the Seller as promptly as reasonably practicable (and in any event, within five (5) Business Days following such termination).

7.9	In the event that this Agreement is terminated pursuant to clause 7.5(j), then AerCap shall pay, or cause to be paid, US$100 million (the “Adverse Recommendation Change Termination Fee”) to the Seller as promptly as reasonably practicable (and in any event, within five (5) Business Days following such termination).

7.10	In the event that (a) this Agreement is terminated pursuant to (i) clause 7.5(g)(i) and the existence of a Superior Proposal has been disclosed by any Person to the public on or prior to the date of the AerCap Extraordinary General Meeting or (ii) clause 7.5(b) and, prior to the Long-Stop Date, the AerCap Shareholder Approval has not been obtained and a Superior Proposal has been made to AerCap or any of its Affiliates, and (b) within 12 months of the termination of this Agreement, AerCap or any of its Affiliates enters into any definitive documentation in connection with, or consummates any transaction with respect to, an Acquisition Proposal, then AerCap shall pay, or cause to be paid, US$100 million (the “Alternative Acquisition Fee”) to the Seller as promptly as reasonably practicable (and in any event, within five (5) Business Days following the date on which AerCap or any of its Affiliates enters into any definitive documentation in connection with, or consummates any transaction with respect to, such Acquisition Proposal).

7.11	In the event that this Agreement is terminated pursuant to clause 7.5(h), then AerCap shall pay, or cause to be paid, US$100 million (the “Meeting Delay Termination Fee”) to the Seller as promptly as reasonably practicable (and in any event, within five (5) Business Days following such termination).

7.12	AerCap and the Purchaser on the one hand and the Seller and the Parent on the other acknowledge and agree that the agreements contained in this clause 7 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other parties would not enter into this Agreement.

7.13	In the event the Closing Failure Termination Fee, the Alternative Acquisition Fee, Meeting Delay Termination Fee or the Adverse Recommendation Change Termination Fee are payable, such fee will be paid to Seller by AerCap in immediately available funds. Solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of either the Closing Failure Termination Fee, the Alternative Acquisition Fee, Meeting Delay Termination Fee or the Adverse Recommendation Change Termination Fee or expanding the circumstances in which the Closing Failure Termination Fee, the Alternative Acquisition Fee, Meeting Delay Termination Fee or the Adverse Recommendation Change Termination Fee is to be paid, it is agreed that each of the Closing Failure Termination Fee, the Alternative Acquisition Fee, Meeting Delay Termination Fee and the Adverse Recommendation Change Termination Fee is liquidated damages, and not a penalty, and the payment of the Closing Failure Termination Fee, the Alternative Acquisition Fee, Meeting Delay Termination Fee or the Adverse Recommendation Change Termination Fee in the circumstances specified herein is supported by due and sufficient consideration. While Seller may pursue both a grant of specific performance under clause 33 and the payment of the Closing Failure Termination Fee, the Alternative Acquisition Fee, Meeting Delay Termination Fee or the Adverse Recommendation Change Termination Fee under this clause 7, under no circumstances shall Seller, prior to the Completion, be entitled to receive both (x) a grant of specific performance which results in consummation of the Completion and (y) all or any portion of the Closing Failure Termination Fee, the Alternative Acquisition Fee, Meeting Delay Termination Fee or the Adverse Recommendation Change Termination Fee. AerCap shall reimburse Seller for reasonable fees (including fees and expenses of legal counsel) incurred by Seller in enforcing its rights under clauses 7.8, 7.9, and 7.10.

7.14

Notwithstanding anything to the contrary in this Agreement, if the Purchaser and AerCap fail to effect the Completion when required by clause 5, then (i) (x) a decree or order of specific performance or an injunction or injunctions or other equitable relief if and to the extent permitted by clause 33, and (y) the termination of this Agreement pursuant to clause 7.5 and receipt of payment of the Closing Failure Termination Fee pursuant to clause 7.8, shall be the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) of the Parent, Seller and their Affiliates against AerCap, the Purchaser, the Lenders and any of their respective Affiliates or current or former directors, officers, employees, shareholders, investors, partners, members, managers, representatives or Affiliates of any of the foregoing (collectively, the “Purchaser Related Parties”), in which case upon payment of such amount to the Seller, none of the Purchaser or any of the Purchaser Related Parties shall have any future liability or obligation relating to or arising out of this Agreement or any of the Transaction Agreements or the transactions contemplated by hereby or thereby.

7.15	Nothing herein shall preclude Parent or the Seller from seeking or obtaining additional monetary damages arising as a result of willful breach of any provision in this Agreement.

7.16	The amount of any Loss for which indemnification is provided in respect of a breach by the Parent or Seller of the warranties made by the Parent and Seller in paragraph 22.2(b) of Part A of Schedule 1 shall be reduced by any benefits actually realized by the Purchaser Indemnitees as a result of a failure of the information set forth in paragraph 22.2(b) of Schedule 1 of the Disclosure Letter to be true and correct. The amount of any Loss for which indemnification is provided in respect of a breach by AerCap or the Purchaser of the warranties made by AerCap and the Purchaser in paragraph 20.2(b) of Part B of Schedule 1 shall be reduced by any benefits actually realized by the Purchaser Group as a result of a failure of the information set forth in paragraph 22.2(b) of Schedule 1 of the Disclosure Letter to be true and correct.

8.	Conduct of Business Before the Completion

8.1	Subject to any applicable Laws, during the period from the Signing Date until the Completion, except:

(a)	as otherwise contemplated by or necessary to effect the matters contemplated by the Transaction Agreements and the Reorganization if taken at the Purchaser’s request or AerCap’s request;

(b)	for matters identified in Schedule 8.1 of the Disclosure Letter;

(c)	as may otherwise be required by applicable Law or by the express terms of a Benefit Plan or Company Benefit Plan; or

(d)	as the Purchaser otherwise consents in writing in advance (which consent shall not be unreasonably withheld or delayed, it being understood and agreed that the Purchaser shall notify the Company whether it grants or withholds its consent as promptly as practicable and, in the case of matters described by the Company as exigent, within forty-eight (48) hours, any such consent to be confirmed by email).

the Parent and the Seller shall (i) cause the Company and the Company Group Members to conduct their business in the ordinary course, and (ii) cause the Company and the Company Group Members not to take any of the actions listed in Part A of Schedule 2.

8.2	The Seller and the Parent shall use reasonable best efforts to, and shall use reasonable best efforts to procure that the Company Group will, co-operate fully between the Signing Date and the Completion in order to assist AerCap and the Purchaser and their Affiliates to communicate with employees, agents and consultants of the Company Group and take actions to inform and retain such persons as employees, agents and consultants, provided that neither the Seller nor the Parent shall be obliged to do anything that would unreasonably interfere with any of the businesses or operations of the Parent or any of its Affiliates (including the Company and the Company Subsidiaries); and provided, further, that, anything to the contrary in this Agreement notwithstanding, nothing herein shall obligate or be construed to obligate the Parent or the Seller to make, or to cause to be made, any payment to any employee, agent or consultant of the Company Group or any other third party in order to comply with its obligations under this clause 8.2.

8.3

(a)

With respect to the Indebtedness of the Company Group Members set forth in Schedule 8.3, Part A of the Disclosure Letter (such Indebtedness, the “Tier 1 Facilities”), the Parent and the Seller shall, and shall cause the Company and its Subsidiaries to, use reasonable best efforts to obtain the amendments or waivers with respect to the Tier 1 Facilities set forth in Schedule 8.3, Part A of the Disclosure Letter (such amendments or waivers, the “Tier 1 Amendments”); provided that notwithstanding anything in this Agreement to the contrary, the reasonable best efforts of Parent, the Seller and the Company under this Clause 8.3(a) to obtain the Tier 1 Amendments shall not require Parent, the Seller or the Company to (i) pay any commitment or other similar fee or consent fee in excess of the amounts set forth in Schedule 8.3, Part B of the Disclosure Letter, (ii) incur any other liability, other than out-of-pocket and other expenses, (except, with respect to the Company or its Subsidiaries, only if such incurrence does not arise until after the Completion), (iii) take any action that would (x) unreasonably interfere with either the Parent’s, Seller’s or the Company’s ongoing business operations (except, with respect to the Company or its Subsidiaries, only if such effect does not arise until after the Completion) or (y) conflict with or violate laws, or result in a contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any material contract to which Parent or any of its Subsidiaries is a party, (iv) modify, waive, amend or change the Revolving Credit Facility or enter into any intercreditor, subordination or other agreement in connection therewith, (v) provide any inducement or business to any of the lenders of the Tier 1 Facilities, (vi) take any corporate action or execute any consent approving, or execute, any document or agreement relating to, the Tier 1 Facilities (except, with respect to the Company or its Subsidiaries, only as will be effective at the Completion) or (vii) discuss, negotiate or agree to any amendment, waivers, modifications or other changes, corporate or capital structure or restructuring matters, or financing or refinancing matters other than the amendments or waivers set forth in Schedule 8.3, Part A of the Disclosure Letter with respect to the Tier 1 Facilities. At the Completion (and, for the avoidance of doubt, not prior to the Completion), the Parent shall cause the Company to pay the consent fees or other similar fees in connection with obtaining any amendments or waivers set forth in Schedule 8.3, Part A of the Disclosure Letter with respect to the Tier 1 Facilities outstanding as of the Completion Date; provided that the Company shall not be required to, and the Parent shall cause the Company not to, without the prior written consent of the Purchaser, pay any such fees in excess of the amounts set forth in Schedule 8.3 of the Disclosure Letter.

(b)

With respect to any Indebtedness of any Company Group Member, the Parent and the Seller shall, and shall cause the Company and its Subsidiaries to, use reasonable best efforts to obtain any waivers or amendments required to prevent a default or event of default under, and a breach or acceleration of, such Indebtedness that may arise out of or relate to the transactions contemplated by the Transaction Agreements or the Reorganization (any such Indebtedness, including the Tier 1 Facilities, the “Triggered Facilities”, and any such waivers or amendments, other than the Tier 1 Amendments, the “Tier 2 Amendments”); provided that none of the Parent, Seller or Company shall have any such obligation with respect to the Tier 2 Amendments under this clause 8.3(b) until and unless Purchaser has provided Parent and Seller with sufficient prior notice of the final structure of the Reorganization, including a reasonably detailed description thereof; provided, further, that notwithstanding anything in this Agreement to the contrary, the reasonable best efforts of Parent, the Seller and the Company under this clause 8.3(b) to obtain the Tier 2 Amendments shall not require Parent, the Seller or the Company to (i) pay any commitment or other similar fee or consent fee, (ii) incur prior to the Completion any other liability, other than out-of-pocket and other expenses (except, with respect to the Company or its Subsidiaries, only if such incurrence does not arise until after the Completion), (iii) take any action that would (x) unreasonably interfere with either the Parent’s or Seller’s ongoing business operations (except, with respect to the Company or its Subsidiaries, only if such effect does not arise until after the Completion) or (y) conflict with or violate laws, or result in a contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any material contract to which Parent or any of its Subsidiaries is a party, (iv) modify, waive, amend or change the Revolving Credit Facility or enter into any intercreditor, subordination or other agreement in connection therewith, (v) provide any inducement or business to any of the lenders of the Triggered Facilities or (vi) take any corporate action or execute any consent approving, or executing any document or agreement relating to, the

Triggered Facilities (except, with respect to the Company or its Subsidiaries, only as will be effective at the Completion). In connection with the foregoing, the Parent and Seller shall, and shall cause the Company and its Subsidiaries to, use reasonable best efforts to cause the actions set forth on Schedule 8.3(b) of the Disclosure Letter to occur.

(c)	The Parent and the Seller agree, and shall cause the Company, to (a) cooperate and consult with the Purchaser, (b) provide the Purchaser with all notices and other material communications with the lenders under the Triggered Facilities related to any proposed waivers or amendments or the transactions contemplated hereby and (c) not object to the attendance of the Purchaser and its Representatives at any meetings or discussions with the lenders under the Triggered Facilities related to any proposed amendments or the transactions contemplated by this clause 8.3. Any actions taken in connection with seeking any such amendments or waivers shall be in accordance with applicable Law; accordingly, without the prior written consent of the Purchaser, the Parent and the Seller hereby agree that they shall not, and shall not permit the Company to, take or agree or commit to take any actions under the Triggered Facilities without the prior written consent of the Purchaser other than those set forth in Schedule 8.3(c) of the Disclosure Letter. For the avoidance of doubt, a failure to provide consent to amend or waive (assuming compliance by the Parent and the Seller with their obligations in this clause 8.3) shall not constitute a breach of this clause 8.3 by the Parent or the Seller.

8.4	Subject to any applicable Laws, during the period from the Signing Date until the Completion, except:

(a)	as otherwise contemplated by or necessary to effect the matters contemplated by the Transaction Agreements and the Reorganization;

(b)	for matters identified in Schedule 8.4 of the Purchaser Disclosure Letter;

(c)	as may otherwise be required by applicable Law or by the express terms of a Purchaser Benefit Plan; or

(d)	as the Parent otherwise consents in writing in advance (which consent shall not be unreasonably withheld or delayed, it being understood and agreed that the Parent shall notify the Purchaser whether it grants or withholds its consent as promptly as practicable and, in the case of matters described by the Purchaser as exigent, within forty-eight (48) hours, any such consent to be confirmed by email).

AerCap shall (i) conduct its business in the ordinary course and (ii) not take any of the actions listed in Part B of Schedule 2.

8.5	AerCap and Purchaser shall, subject to Clause 8.8, use their reasonable best efforts to (a) obtain any waivers or amendments required to prevent a default or event of default under, and a breach or acceleration of, any Indebtedness, including the Debt Financing, of any AerCap Group Member that may arise out of or relate to the transactions contemplated by the Transaction Agreements or the Reorganization (any such Indebtedness, the “AerCap Triggered Facilities”); provided that notwithstanding anything in this Agreement to the contrary, the reasonable best efforts of AerCap and Purchaser shall not require AerCap or Purchaser to (i) pay any commitment or other similar fee or consent fee in excess of the amount set forth in Schedule 8.5 of the Purchaser Disclosure Letter, (ii) incur any other liability, (iii) take any action that would (x) unreasonably interfere with either AerCap’s or Purchaser’s ongoing business operations or (y) conflict with or violate laws, or result in a contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any material contract to which AerCap or any of its Subsidiaries is a party, (iv) modify, waive, amend or change the Revolving Credit Facility, the Debt Financing, any Alternative Financing or any other financing to be obtained by AerCap and/or the Purchaser in lieu of the Debt Financing, (v) provide any inducement or business to any of the lenders of any such Indebtedness or (vi) take any corporate action or execute any consent approving, or executing any document or agreement relating to, the AerCap Triggered Facilities (except only as will be effective at the Completion), and (b) as promptly as reasonably practicable after the date hereof, finalize the structure of the Reorganization.

8.6	Purchaser shall provide the waiver set forth on Schedule 8.6 of the Purchaser Disclosure Letter.

8.7	AerCap and Purchaser shall ensure that the entities listed on Schedule 8.7, Part A of the Purchaser Disclosure Letter shall guarantee the facilities listed on Schedule 8.7, Part B of the Purchaser Disclosure Letter following the Completion.

8.8	Prior to January 15, 2014, AerCap and the Purchaser shall not take any action to obtain the Tier 2 Amendments and shall not, except in connection with the Debt Financing, any Alternative Financing and any other financing in lieu of the Debt Financing, or as contemplated by Clause 8.3(a), have any discussions with any lenders under the Triggered Facilities or the AerCap Triggered Facilities regarding replacing or amending such facilities.

8.9	AerCap and the Purchaser shall (i) use reasonable best efforts to provide Seller and Parent with the information set forth on Schedule 8.9 of the Disclosure Letter as soon as practicable and (ii) provide Seller and Parent with such information no later than January 15, 2014.

9.	AerCap Extraordinary General Meeting

9.1	AerCap shall take all action necessary in accordance with applicable law and its articles of association to duly call, give notice of, convene and hold an extraordinary general meeting of shareholders to be held prior to the termination of the Voting Agreement (as the duration of such Voting Agreement may be extended) (the “AerCap Extraordinary General Meeting”) in order to obtain the AerCap Shareholder Approval. For the avoidance of doubt, nothing contained in this Agreement or any other Transaction Agreement shall prevent AerCap from including on the agenda for the AerCap Extraordinary General Meeting (i) the items set forth on Schedule 9.1 of the Purchaser Disclosure Letter and (ii) any other matters that would not result in the violation of clause 8.4 or 11.14. AerCap shall procure that the appointment of the Shareholder Designees (as defined in the Shareholders’ Agreement) set forth on Schedule 9.1 of the Disclosure Letter to the Board is proposed and recommended for approval by AerCap’s shareholders in the agenda and proxy materials for the AerCap Extraordinary General Meeting. The Parent and Purchaser shall provide AerCap all information about such Shareholder Designees as shall be reasonably requested by the Board, any committee of the Board or AerCap (including, at a minimum, any information regarding such proposed Shareholder Designee to the extent required by applicable Law)

9.2	AerCap shall, through its Board of Directors, communicate the AerCap Board Recommendation to its shareholders unless there has been an Adverse Recommendation Change in accordance with clause 9.5 and shall use reasonable best efforts to obtain from its shareholders the AerCap Shareholder Approval.

9.3	AerCap shall use reasonable best efforts to do, and procure to be done, all those things necessary to ensure that the AerCap Shareholder Approval is obtained.

9.4	Notwithstanding anything in this Agreement to the contrary, the Parent shall cause any shares of AerCap Ordinary Shares beneficially owned by it or any of its Subsidiaries to be voted (including by proxy) in favor of the anticipated acquisition of the Company pursuant to article 2:107A of the civil code of the Netherlands (Burgerlijk Wetboek) and article 16.7 of AerCap’s articles of association at the AerCap Extraordinary General Meeting.

9.5	Nothing in this clause 9 shall be deemed to prevent AerCap or the Board of Directors of AerCap from taking any action they are required to take under, and in compliance with, applicable Law (after consultation with its outside legal counsel); provided that the Board of Directors shall not effect an Adverse Recommendation Change unless it has determined in good faith (after consultation with its outside legal counsel) that, as a result of a development or change in circumstances that occurs or arises after the execution and delivery of this Agreement that was not known (or if known, the consequences of which were not known) to AerCap prior to the execution and delivery of this Agreement (an “Intervening Event”), failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that AerCap may only take these actions described if:

(a)	AerCap shall have provided prior written notice to Parent and the Seller, of its or the Board of Director’s intention to take such actions at least four (4) Business Days in advance of taking such action, which notice shall specify, as applicable, the details of such Intervening Event;

(b)	after providing such notice and prior to taking such actions, AerCap shall have, and shall have caused its Representatives to, negotiate with Parent and the Seller in good faith (to the extent Parent and the Seller desire to negotiate) for a period of four (4) Business Days to make adjustments in the terms and conditions of this Agreement as would permit AerCap and the Board of Directors of AerCap not to take such actions; and

(c)	the Board of Directors of AerCap shall have considered in good faith any changes to this Agreement or other arrangements that may be offered in writing by Parent and the Seller by 5:00 PM EST on the fourth (4th) Business Day of such four (4) Business Day period and shall have determined in good faith, after consultation with outside counsel, that it would continue to be inconsistent with the directors’ fiduciary duties under applicable Law not to effect the Adverse Recommendation Change if such changes offered in writing by Parent were given effect.

9.6	AerCap shall use its reasonable best efforts to cause the Stock Consideration to be listed on the New York Stock Exchange, subject to official notice of issuance, prior to the Completion.

10.	Debt Financing

10.1

AerCap shall use, and shall cause its Subsidiaries to use, reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Debt Financing on the terms and conditions described in the Credit Agreement and any related fee letters (the “Fee Letters”), including using reasonable best efforts (a) to maintain in effect the Credit Agreement, (b) to satisfy (or cause its Subsidiaries to satisfy) on a timely basis all conditions to obtaining the Debt Financing that are applicable to it and within its control as set forth in the Credit Agreement and (c) to consummate the Debt Financing contemplated by the Credit Agreement at or prior to the Completion and to timely cause the Lenders to fund the Debt Financing. In the event that any portion of the Debt Financing becomes unavailable on the terms and conditions set forth in the Credit Agreement, AerCap shall promptly notify the Parent and the Seller of such unavailability and, to its knowledge, the reason therefor, and AerCap shall use its reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event, any such portion from alternative sources (“Alternative Financing”) on terms that will enable AerCap to consummate the transactions contemplated hereby and that are not materially less favorable, taken as a whole, to the Company or AerCap (in the reasonable judgment of AerCap) than the terms set forth in the Credit Agreement. AerCap shall deliver to the Parent and the Seller true and complete copies of all agreements pursuant to which any such alternative source shall have committed to provide AerCap with the Alternative Financing (except for customary non-disclosure agreements and except that fee letters and engagement letters may be redacted in a customary manner). AerCap shall not agree to (x) any consent, amendment, supplement or other modification to the Credit Agreement that purports to assign any Lender’s obligation to fund under the Credit Agreement on the Completion Date or (y) any other assignment of funding obligations under the Credit Agreement, in each case, prior to the funding of the Debt Financing on the Completion Date, in either case without the Parent’s prior written consent. Except as contemplated in the “market flex” provisions of the Fee Letters, AerCap shall not agree to or permit, without the Parent’s prior written consent, any amendment, supplement or other modification of, or any waiver of any of its rights under, the Credit Agreement if such amendment, supplement, modification or waiver (A) reduces the aggregate amount of the Debt Financing, (B) adds any covenants or conditions, compliance with which would result in a breach or default under any Indebtedness of any Company Group Member, or (C) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Debt Financing in a manner that would reasonably be expected to (I) delay or prevent the Completion, (II) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) less likely to occur, (III) reduce the aggregate amount of the Debt Financing or (IV) adversely impact the ability of AerCap to consummate the transactions contemplated by this Agreement or the likelihood of AerCap doing so or (V) adversely impact the ability of AerCap to enforce its rights against other parties to the Credit Agreement or the other definitive agreements relating to the Debt Financing. AerCap shall promptly deliver to Parent, Seller and the Company copies of any amendment, supplement or other modification of the Credit Agreement that either (x) is otherwise permitted under this clause 10.1 or (y) has been consented to in writing by the Parent. AerCap shall give the Parent and the Seller prompt written notice of (x) any material breach by any party to the Credit Agreement of which AerCap becomes aware or any termination of the Credit Agreement, or (y) any material dispute or disagreement between or among AerCap, on the one hand, and the Lenders on the other hand, or, to the knowledge of AerCap, among any Lenders to the Credit Agreement or the definitive agreements related thereto with respect to the obligation to fund any of the Debt Financing or the amount of the Debt Financing to be funded at Completion. If at any time for any reason AerCap believes in good faith that it will not be able to obtain all or any portion of the Debt Financing on the terms and conditions, in the manner or from the sources contemplated by the Credit Agreement or the definitive agreements related thereto, AerCap shall deliver prompt written notice to the Seller. AerCap shall keep the Seller informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing and provide to the Seller copies of all related documents. In no event shall the unavailability of any funds or financing (including, for the avoidance of doubt, the Debt Financing) by or to AerCap or any of its Affiliates or compliance by AerCap with this clause 10.1 excuse AerCap or any of its Affiliates from performance of any of its respective obligations hereunder.

10.2	Prior to the Completion, each of the Parent and the Seller shall use its reasonable best efforts, and shall cause each Company Group Member to use its reasonable best efforts, and shall cause the respective representatives of the Parent, the Seller and the Company to use their reasonable best efforts, in each case at AerCap’s expense, to provide such customary cooperation to AerCap as may be reasonably required or requested in connection with the Debt Financing or other financing to be obtained by AerCap and/or the Purchaser in lieu of the Debt Financing, including (a) cooperating with the marketing efforts for the Debt Financing, including participating (including by way of causing management, officers and advisors to so participate) in a reasonable number of meetings, due diligence sessions, “roadshows”, drafting sessions, lender presentations and sessions with rating agencies and prospective lenders, (b) cooperating to facilitate the pledging of, granting of security interests in and obtaining perfection of any Liens on, collateral in connection with the Debt Financing (including any field exams, appraisals and environmental due diligence reasonably requested by AerCap) and using reasonable best efforts to obtain such consents, approvals and authorizations which shall be reasonably requested by AerCap to permit pledging of collateral, to the extent required in connection with the Debt Financing, (c) facilitating the receipt of documentation that will evidence the repayment of existing Indebtedness, if any, of each Company Group Member required to be repaid in connection with the Debt Financing and releases of any Liens securing existing Indebtedness of each Company Group Member, in each case upon the repayment of such Indebtedness substantially concurrently with the initial funding of the Debt Financing, (d) assisting with negotiating, entering into, executing and delivering amendments or waivers to existing Indebtedness of each Company Group Member to the extent that AerCap determines to be necessary or desirable and any intercreditor agreements, guarantee agreements, pledge and security documents, indentures, other definitive financing documents or other requested certificates or documents, including corporate and similar resolutions, closing, officer and secretary certificates, (e) assisting in obtaining such customary legal opinions as reasonably requested by AerCap (provided that none of the Parent, the Seller, any of their Affiliates, or any of their respective legal counsel shall be obligated to render any such legal opinions) and customary comfort letters (including customary negative assurance) and consents from the independent accountants of the Company for the use of their reports and materials in any offering memorandum as reasonably requested by AerCap in connection with the Debt Financing, including, in each case by executing and delivering customary representation letters to the independent accountants of the Company related thereto, (f) providing any information as may be required under “know your customer” and anti-money-laundering rules and regulations, (g) permitting any cash and marketable securities of each Company Group Member to be made available to AerCap at the Completion that would not adversely affect Parent’s or Seller’s ability to fulfill their obligations under clause 8.3, (h) assisting in obtaining an updated public corporate credit/family rating from Moody’s Investor Services, a public corporate credit rating from Standard & Poor’s Ratings Services LLC, a division of The McGraw Hill Corporation, and Fitch Ratings,

Inc., in connection with the Debt Financing, (i) furnishing AerCap and the Lenders (X) within 40 days after the end of any fiscal quarter ending after the date hereof that is not a fiscal year end, with the unaudited consolidated balance sheet of the Company as of the end of such quarter and the related unaudited statements of income and cash flows, which shall have been reviewed by the Company’s accountants as provided in SAS 100, (Y) within 60 days after the end of any fiscal year ending after the date hereof, with the audited consolidated balance sheet of the Company as of the end of such fiscal year and the related audited statements of income and cash flows and (Z) as promptly as reasonably practicable, such other pertinent financial and other information as AerCap shall reasonably request in order to consummate the Debt Financing, including, (x) in the case of an offering of notes or other securities, all Company information, financial statements and financial data of a type and form customarily included in an offering memorandum with respect to a private placement pursuant to Rule 144A under the Securities Act for financings similar to the Debt Financing, and (y) in the case of loans, information and documents relating to the Company Group Members customary for use in information documents with respect to the placement, arrangement or syndication of loans of the type contemplated by the Credit Agreement, including customary authorization letters to the Lenders authorizing the distribution of information pertaining to the Company Group Members to prospective lenders, containing a customary “10b-5” representation with respect to information provided by the Company Group Members and a representation that any public-side version of such information does not include material nonpublic information; and (j) providing, and causing the accountants for the Company Group to provide, such reasonable cooperation as may be requested by AerCap to facilitate the preparation of pro forma financial statements by AerCap (provided that AerCap shall provide to the Company reasonably in advance (a) any post-Completion or pro forma cost savings, capitalization and other post-Completion or pro forma adjustments (and the assumptions relating thereto) desired by AerCap to be reflected in such pro forma and summary financial data and (b) any other information that may be reasonably and timely requested by the Company concerning the assumptions underlying the post-Completion or pro forma adjustments to be made in such pro forma and summary financial data, which assumptions shall be the responsibility of AerCap); provided, however, that notwithstanding anything in this Agreement to the contrary, none of the Parent, the Seller or the Company shall (i) be required to pay any commitment or other similar fee or consent fee, other than as set forth hereunder, (ii) have prior to the Completion any liability or obligation under the Credit Agreement, any loan agreement or certifications or any related document or any other agreement or document related to the Debt Financing, (iii) be required to incur prior to the Completion any other liability (other than out-of pocket and other expenses in connection with cooperation with AerCap contemplated by this clause 10.2, it being understood that all such out-of-pocket and other expenses shall be subject to reimbursement by AerCap in accordance with the last sentence of this clause 10.2) in connection with the Debt Financing, (iv) take any action that would (x) unreasonably interfere with its or the

Company’s ongoing business operations (except only if such effect does not arise until after the Completion) or (y) conflict with or violate laws or the Credit Agreement, or result in a contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any material contract to which the Company or any of its Subsidiaries is a party, (v) be required to modify, waive, amend or change the Revolving Credit Facility or enter into any intercreditor, subordination or other agreement in connection therewith, (vi) be required to agree to provide any inducement or business to any of the Lenders or (vii) except only as will be effective at the Completion, take any corporate action or execute any consent approving, or executing any document or agreement relating to, the Debt Financing. Nothing contained in this clause 10.2 and under clause 8.3 or otherwise shall require parent or any Company Group Member, prior to Completion, to be an insurer or obligor with respect to the Debt Financing. The Seller hereby consents to the use of trademarks, service marks and logos of the Company Group Members in connection with the arranging of the Debt Financing (including in any rating agency presentation, bank information memoranda, offering memoranda and/or any private placement memoranda), provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or the goodwill of the Company or any of its Subsidiaries or any of their respective intellectual property rights. AerCap (x) shall, promptly upon request by the Parent and the Seller, reimburse the Parent and the Seller for all reasonable and documented out-of-pocket costs (including reasonable attorney’s fees) incurred by the Parent, the Seller or the Company and its Subsidiaries in connection with such cooperation in compliance with their respective obligations under this clause 10.2 and shall indemnify and hold harmless the Parent, the Seller and the Company and its Subsidiaries, and their respective Representatives, for any and all Losses actually suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them at the request of Parent pursuant to this clause 10.2 and any information utilized in connection therewith (other than information provided in writing by the Company or its Subsidiaries specifically for use in connection therewith) and (y) acknowledges and agrees that the Parent, the Seller, the Company and their respective representatives shall not have any responsibility for, or incur any liability to any person prior to the Completion under, the Debt Financing. In the event of any inconsistency between this clause 10.2 and clause 8.3, clause 8.3 will prevail.

10.3	AerCap and the Purchaser shall cause any Debt Financing, Alternative Financing or the any amendments or refinancing of the AerCap revolving credit facility to not include any provision which would prohibit or impede or limit in any way AerCap or the Purchaser from making any payments required under clause 7.2 or any other payments to Parent or Seller required pursuant to this Agreement or any other Transaction Agreement.

11.	Undertakings

11.1	Following the Completion, AerCap and the Purchaser on the one hand and the Parent and the Seller on the other shall promptly make or cause to be made (which shall in no event be later than any date required by applicable Law) all filings and notifications with all Governmental Authorities that are necessary, proper or advisable to complete and make effective the transactions contemplated by the Transaction Agreements or as required by applicable Law. Before making or causing to be made any of the foregoing filings or notifications, subject to applicable Laws relating to the sharing of information, the relevant party shall provide the other with a draft of the filing or notification and a reasonable opportunity to review such draft, and shall consider in good faith the views of such other party regarding such filing or notification. Promptly after any of the foregoing filings or notifications have been made, the relevant party shall provide a copy thereof to the other party, subject to applicable Law.

11.2	Nothing in clause 11.1 shall require any party or any of their respective Affiliates or Representatives to disclose:

(a)	any information that in the reasonable judgment of such party would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality; or

(b)	any privileged information or confidential competitive information of any party,

unless required by, or in accordance with, an order, ruling or determination of a Governmental Authority or applicable Law.

11.3

The Parent and the Seller covenant and undertake to AerCap and the Purchaser that, except actions involving solely AerCap, the Purchaser and their Affiliates, from the Signing Date until the Completion Date (or earlier termination of this Agreement in accordance with the terms contained herein), neither the Parent nor the Seller shall, and the Parent and the Seller shall cause the Company Group and its, directors, officers, employees, agents or Representatives not to, directly or indirectly, (i) solicit any offers or proposals from any person relating to the sale, disposition, issuance, grant or other transfer of any securities, material assets or business of any of the Company Group Members (other than sale of assets in the ordinary course of business or as expressly permitted by this Agreement) or any other material transaction that would prevent, materially delay or materially impede the ability of the Seller to consummate the transactions contemplated by this Agreement by the Long-Stop Date (other than as permitted by this Agreement) (any of the foregoing other than the transactions contemplated by this Agreement, a “Competing Transaction”), (ii) enter into or continue any discussion or negotiation in respect of a Competing Transaction, or provide any confidential information to any person in connection with a Competing Transaction, (iii) enter into any definitive documentation in connection with or consummate any Competing Transaction or (iv) file any amendments to or make any other filing with the SEC with respect to the Company Prospectus, including any public or publicly available correspondence with respect thereto, or request that the Company Prospectus be declared effective by the SEC or make any public announcements with respect to an initial public offering of the Company, notwithstanding the fact that any such failure to file or other inaction may result in the Company Prospectus being deemed stale by the SEC. On the Completion Date, the Seller shall cause ILFC Holdings, Inc. to file a Registration Withdrawal Request on Form RW with the SEC with respect to the Company Prospectus. For the avoidance of doubt, the Seller and the Parent may take any action reasonably necessary or advisable in furtherance of an initial public offering of the Company not otherwise prohibited by this clause 11.3 or this Agreement.

11.4

The Seller shall procure that, on or prior to the Completion Date, each Company Group Member terminate its participation in each Benefit Plan that is not a Company Benefit Plan, and in no event shall any Company Employee be entitled to accrue any benefits under such Benefit Plans with respect to services rendered or compensation paid on or after the Completion Date. The applicable Company Group Member shall retain all rights, liabilities and obligations under each Company Benefit Plan on and after the Completion Date (whether such rights, liabilities or obligations arose or arise before, on or after the Completion Date), and Parent and its Affiliates (other than the Company and its Subsidiaries) shall have no liabilities or obligations thereunder and shall be fully indemnified by AerCap, the Purchaser and the Company and its Subsidiaries against any Losses in respect thereof. The Parent or one or more of its Affiliates (other than the Company and its Subsidiaries) shall retain all rights, liabilities and obligations in respect of each Benefit Plan that is not a Company Benefit Plan on and after the Completion Date (whether such rights, liabilities or obligations arose or arise before, on or after the Completion), and AerCap, the Purchaser and the Company and its Subsidiaries shall have no liabilities or obligations thereunder and shall be fully indemnified by the Parent and the Seller against any Losses in respect thereof. For the avoidance of doubt and without limiting the generality of the previous sentence, in respect of the Equity Arrangements (i) the Parent or one or more of its Affiliates (other than the Company and its Subsidiaries) shall retain all liabilities and obligations in respect thereof (whether such liabilities or obligations arose or arise before, on or after the Completion), and (ii) with respect to awards thereunder held by Company Employees, the Parent and its Affiliates shall not take any actions to accelerate the vesting thereof, and shall not otherwise cause or allow an acceleration of the vesting or an accelerated payment or cashout thereof (other than in accordance with the terms thereof through the exercise of a previously vested stock option by a Company Employee) during the period commencing on the Signing Date and ending on the Completion Date. Following the Completion Date, the Purchaser shall or shall cause the Company to: (x) pay in cash all outstanding awards held by a Company Employee under the Parent 2013 Long-Term Incentive Plan for ILFC Employees, the Parent 2012 Long-Term Incentive Plan for ILFC Employees, the 2013 Long-Term Incentive Plan for Employees of AeroTurbine, the 2013 ILFC Short-Term Incentive Plan and the

2013 AeroTurbine Short-Term Incentive Plan, in each case in accordance with the terms thereof; (y) pay in cash on the regularly scheduled payment date(s) pursuant to instructions provided by Seller, all stock salary, variable cash grants and variable stock awards and TARP-related RSUs (the “TARP Compensation”); (z) pay in cash all outstanding awards held by a Company Employee under any Pay Status Plan, in each case in accordance with the terms thereof, in case of each of clauses (x), (y) and (z) that were previously granted to a Company Employee but remain unpaid on the Completion Date, provided, however, that (a) the aggregate amount of AerCap, the Purchaser and the Company and its Subsidiaries’ liabilities in respect of TARP Compensation that has not been paid prior to the date of this Agreement shall not exceed the amount set forth on Schedule 11.4(y) of the Disclosure Letter, and the Parent and the Seller agree to bear all liabilities in excess of such amount and (b) the aggregate amount of AerCap, the Purchaser and the Company and its Subsidiaries’ liabilities under each Pay Status Plan as to amounts that have not been paid prior to the date of this Agreement shall not exceed the applicable amount set forth on Schedule 11.4(z) of the Disclosure Letter, and the Parent and the Seller agree to bear all liabilities in excess of any such amount. Notwithstanding the foregoing, as to any Benefit Plan that does not provide for proration of awards following a termination without “Cause” or any equivalent term (as defined in the applicable Benefit Plan), AerCap, the Purchaser and the Company and its Subsidiaries shall not, except to the extent set forth in Schedule 11.4, have any liabilities or obligations in respect of the payment owed thereunder to an award recipient whose employment terminates prior to the completion of the performance period (the “Non-Prorated LTIP Amount”) in excess of the Non-Prorated LTIP Amount prorated based on the award recipient’s service during the portion of the applicable performance period through the award recipient’s termination date (such amount, the “Prorated LTIP Amount”), and AerCap, the Purchaser and the Company and its Subsidiaries shall be fully indemnified by the Parent and the Seller against any Losses in respect of the difference between the full Non-Prorated LTIP Amount and the Prorated LTIP Amount, except to the extent AerCap, the Purchaser and the Company and its Subsidiaries have additional liabilities and obligations with respect to the Non-Prorated LTIP Amount, as set forth in Schedule 11.4. Not later than 45 days following the end of each calendar year following the Completion Date, Parent, the Seller or one of their Affiliates shall pay to Purchaser or its designee cash in an amount equal to the amount of any liability under clause 11.4, 11.6, 11.7 or 11.8 paid by AerCap, the Purchaser and the Company and its Subsidiaries which the Parent and the Seller have agreed to bear under such clauses; provided, that, (I) with respect to the TARP Compensation, such payments shall begin to be made as aforesaid only if and when the amount set forth in Schedule 11.4(y) of the Disclosure Letter is first exceeded, and (II) with respect to the liability under clause 11.6(b) paid by AerCap, the Purchaser and the Company and its Subsidiaries, (A) the amount of the payment to the Purchaser or its designee (calculated without regard to this proviso) shall be reduced (but not below zero) by the forfeiture of unvested amounts under the Replacement DC Plan (as defined below) during the period commencing at the date of this Agreement and ending on the first anniversary of the Completion Date, and (B) the payment to the Purchaser or its designee in respect of the liability under clause 11.6(b) paid by AerCap, the Purchaser and the Company and its Subsidiaries after giving effect to clause 11.4(II)(A) (if any) shall be made not later than 45 days following the period referred to in clause 11.4(II)(A). For the avoidance of doubt, in no event shall the allocation of liability as between the Purchaser, the Company and its Subsidiaries hereunder, on the one hand, or the Parent, the Seller and their Subsidiaries (other than the Company and its Subsidiaries), on the other hand, be construed to enlarge or reduce the amount of any compensation required to be paid to a Company Employee or a Pre-Completion Company Employee under the applicable Benefit Plan or arrangement or require a payment to be made directly to a Company Employee or a Pre-Completion Company Employee by any Person other than the Company and its Subsidiaries hereunder.

11.5	On or prior to the Completion Date, the Seller shall procure that, to the extent permitted by applicable Law:

(a)	the employment of each employee of the Seller or any of its Affiliates whose duties relate primarily to the Business shall be transferred to the Company or such other Company Group Member as AerCap or Purchaser shall designate; and

(b)	the employment of each employee of any Company Group Member whose duties do not relate primarily to the Business shall be transferred to the Seller or an Affiliate (other than a Company Group Member).

11.6

(a) From and after the Completion Date, the Seller shall, or shall procure that one or more of its Affiliates (other than the Company and its Subsidiaries) shall, assume or retain all liabilities and obligations under the Parent Non Qualified Retirement Income Plan and the Robert Duncan Supplemental Plan with respect to any Company Employee and any former employee of the Company and its Subsidiaries whose name is set forth on Schedule 11.6(a) of the Disclosure Letter (the “Retained NQ Liabilities”), and the Seller shall procure that the Retained NQ Liabilities shall be paid in accordance with their terms under one or more nonqualified retirement plans maintained or adopted by the Seller or one or more of its Affiliates (other than the Company and its Subsidiaries). (b) Effective as of the Completion Date, the Purchaser shall provide that the Company shall adopt a nonqualified defined contribution retirement plan (the “Replacement DC Plan”) and shall make a contribution to the Replacement DC Plan in an amount necessary to provide allocations to each Company Employee whose name is set forth on Schedule 11.6(b)(i) of the Disclosure Letter that are equivalent, on a benefits basis, determined using reasonable actuarial assumptions, to each such Company Employee’s unvested accrued benefit under the Parent Non-Qualified Retirement Income Plan as of the Completion Date, and the Purchaser shall provide that the time and form of such benefits shall be paid in accordance with the terms of the Replacement DC Plan consistent with Section 409A of the U.S. Tax Code, provided, however, that the aggregate amount of the Purchaser and the

Company and its Subsidiaries’ liabilities under this clause 11.6(b) shall not exceed the amount set forth on Schedule 11.6(b)(ii) of the Disclosure Letter, and the Parent and the Seller agree to bear all liabilities in excess of such amount. For the avoidance of doubt, from and after the Completion Date, the Seller shall have no liability or obligation in respect of any Company Employee listed in Schedule 11.6(b) of the Disclosure Letter under the Parent Non-Qualified Retirement Income Plan. (c) Not later than 45 days following the Completion Date, the Purchaser shall pay or cause to be paid to the Seller or its designee cash in an amount equal to the Retained NQ Liabilities, provided, however, that the aggregate amount of the Purchaser’s liabilities under this clause 11.6(c) shall not exceed the amount set forth on Schedule 11.6(c) of the Disclosure Letter, and the Parent and the Seller agree to bear all liabilities in excess of such amount. For the avoidance of doubt, nothing in this clause 11.6 shall limit the applicability of clause 11.4 with regard to the treatment of Benefit Plans that are not Company Benefit Plans.

11.7	As to each Company Employee, (x) during the period commencing on the Completion Date and ending on the first anniversary of the Completion Date, the Purchaser shall maintain the terms and conditions of the severance policy, practice or arrangement of the Seller or its Affiliates in which the Company Employee participates immediately before the Completion Date (the “Applicable ILFC Severance Policy”) as enhanced as set forth in Schedule 11.7 of the Disclosure Letter (if applicable), and (y) during the period commencing on the first day following the first anniversary of the Completion Date and ending on the third anniversary of the Completion Date, the Purchaser shall maintain the terms and conditions of the Applicable ILFC Severance Policy (for avoidance of doubt, without the enhancement referred to in clause (x)), and in each case taking into account the Company Employee’s length of service with the Seller and its Affiliates prior to the Completion Date and length of service with each Company Group Member on and after the Completion Date, provided, however, that the aggregate amount of the Purchaser and the Company and its Subsidiaries’ liabilities under this clause 11.7 shall not exceed the amount set forth on Schedule 11.7(x) of the Disclosure Letter, and the Parent and the Seller agree to bear all liabilities in excess of such amount.

11.8	With effect from and after the Completion Date, the Purchaser shall, or shall procure that the Company or another of its Subsidiaries shall, assume or retain all liabilities and obligations under the Parent 2013 Completion Plan for ILFC Employees (the “Completion Plan”) with respect to awards payable solely as a result of the Completion, which, for the avoidance of doubt, excludes any awards payable as a result of a covered termination of employment thereunder, provided, however, that the aggregate amount of the Purchaser and the Company and its Subsidiaries’ liabilities under this clause 11.8 shall not exceed the amount set forth on Schedule 11.8 of the Disclosure Letter, and the Parent and the Seller agree to bear all liabilities in excess of such amount. The Seller shall, or shall procure that one or more of its Affiliates (other than the Company and its Subsidiaries) shall, assume or retain all liabilities and obligations under the Completion Plan with respect to covered terminations of employment thereunder that occur prior to the Completion.

11.9	The Purchaser shall, or shall procure that the Company or another of its Subsidiaries shall, for a period beginning on the Completion Date and ending on, if the Completion occurs on or before June 30, 2014, December 31, 2014 or, if the Completion occurs after June 30, 2014, December 31, 2015 (the “Benefits Continuation Period”), pay or provide or cause to be paid or provided to each Company Employee, for the period during the Benefits Continuation Period that such Company Employee continues as an employee of the Company or any of its Subsidiaries, salary, wages, medical, dental, vision, life insurance and defined contribution retirement benefits that are comparable in the aggregate to those provided prior to the Completion Date under the Company Benefit Plans in each case excluding severance (for which clause 11.7 shall apply), annual cash incentives and long-term cash- or equity-based incentive compensation. In addition, from and after the Completion Date, the Purchaser shall, or shall cause the Company and its Subsidiaries to, credit the Company Employees with the same amount of service as was credited by the Company and its Subsidiaries prior to the Completion Date (i) for eligibility and vesting purposes under employee benefit plans and (ii) for purposes of vacation or other paid time off benefit determinations, in the case of each of (i) and (ii) under any benefit or compensation plan, program, agreement or arrangement in which they participate of the Purchaser or the Company any of its Subsidiaries on or after the Completion Date, except to the extent that such a credit would result in the duplication of benefits. Nothing contained herein, express or implied, is intended to confer upon any Company Employee any right to continued employment for any period or continued receipt of any specific employee benefit, or shall constitute an amendment to or any other modification of any Company Benefit Plan.

11.10	Immediately prior to the Completion, the Parent shall, and shall cause the Company to, enter into an amended and restated Litigation Agreement in the form of Schedule 11.10 of the Disclosure Letter (the “Amended and Restated Litigation Agreement”), which shall amend, restate and replace in its entirety the Litigation Agreement currently in effect.

11.11	[Reserved]

11.12	[Reserved]

11.13

Prior to the Completion, as may be reasonably requested by AerCap, each of the Parent and the Seller shall, and shall cause each Company Group Member to, conduct preparations and related actions in connection with the Reorganization. Notwithstanding the foregoing, neither the Parent nor the Seller shall be required to (i) incur any liability (other than out-of-pocket and other expenses pursuant to this clause 11.13, it being understood that all such out-of-pocket and other expenses shall be subject to reimbursement by AerCap in accordance with the last sentence of this clause 11.13) in connection with the Reorganization or (ii) except only as will be effective upon the Completion, take any corporate action approving, or execute any document or agreement to effect the Reorganization. AerCap shall, promptly upon request by the Parent and the Seller, reimburse the Parent and the Seller for all reasonable and documented out-of-pocket costs and expenses (including reasonable professionals’ fees) incurred by the Parent, the Seller or any Company Group Member in compliance with their respective obligations under this clause 11.13.

11.14	No later than ten (10) Business Days prior to the Completion Date, the Parent and the Seller shall deliver to the Purchaser a statement setting forth a reasonably detailed calculation of the amount of the Aggregate Current Tax Liabilities Payment, together with reasonably detailed supporting documentation and any related materials reasonably requested by the Purchaser.

11.15 (a)	Subject to clause 11.15(b), the Purchaser and AerCap covenant and undertake to Parent and Seller that, except actions involving solely Parent and Seller, AerCap and its Affiliates, from the Signing Date until the Completion Date (or earlier termination of this Agreement in accordance with the terms contained herein), neither the Purchaser nor AerCap shall, and AerCap shall cause its Subsidiaries and its directors, officers, employees, agents or Representatives not to, directly or indirectly, (i) solicit any offers or proposals from any Person relating to the sale, disposition, issuance, grant or other transfer of any securities, material assets or business of any of AerCap or its Subsidiaries (other than sales of assets in the ordinary course of business or as expressly permitted by this Agreement) if the public disclosure of such offer or proposal would reasonably be expected to cause the AerCap Shareholder Approval to not be obtained or any other material transaction that would prevent, materially delay or materially impede the ability of the Purchaser or AerCap to consummate the transactions contemplated by this Agreement by the Long-Stop Date (other than as permitted by this Agreement) (any of the foregoing other than the transactions contemplated by this Agreement, an “AerCap Competing Proposal”), (ii) enter into or continue any discussion or negotiation in respect of an AerCap Competing Proposal, or provide any confidential information to any Person in connection with an AerCap Competing Proposal, or (iii) enter into any definitive documentation in connection with or consummate any AerCap Competing Proposal; provided that if prior to the time that the AerCap Shareholder Approval is obtained, AerCap receives from any Person a bona fide AerCap Competing Proposal that did not result from a breach of any provision of this clause 11.15, AerCap and its Representatives may contact such Person to (i) request that such Person submit such AerCap Competing Proposal in writing and/or (ii) consult with such Person solely for the purpose of clarifying the terms of the AerCap Competing Proposal.

(b)	If, prior to the time the AerCap Shareholder Approval is obtained, AerCap receives a bona fide written AerCap Competing Proposal from any Person that did not result from a breach of any provision of this clause 11.15 and that the Board of Directors of AerCap concludes in good faith, after consultation with its independent financial advisor and outside legal counsel, constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal, (x) AerCap and its Representatives may provide non-public information with regard to AerCap and its Subsidiaries in response to a request therefor by such Person if AerCap receives from such Person (or has received from such Person) an executed Acceptable Confidentiality Agreement (a copy of which AerCap shall promptly (but in any event, within 24 hours) provide to Parent following execution thereof), provided that AerCap shall promptly (but in any event, within 24 hours) make available to Parent and Seller any non-public information concerning AerCap or its Subsidiaries that is provided to any Person given such access which was not previously made available to Parent or Seller, and (y) AerCap and its Representatives may engage or participate in any discussions or negotiations with such Person, in each case, provided that the Board of Directors of AerCap concludes in good faith, after consultation with its outside legal counsel, that failure to take such action described in the foregoing clauses (x) or (y) would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(c)	From and after the date of this Agreement until the time the AerCap Shareholder Approval is obtained, AerCap shall promptly notify Parent orally (and then in writing within 24 hours) after it or any of its Subsidiaries has received any request for discussions or negotiations, any request for access to the properties or books and records of AerCap or any of its Subsidiaries of which AerCap or any of its Subsidiaries or any of their respective Representatives is or has become aware, or any request for information relating to AerCap or any of its Subsidiaries, in each case, in connection with an AerCap Competing Proposal or any proposal, inquiry, offer or request relating to or constituting an AerCap Competing Proposal or a potential AerCap Competing Proposal or any amendments to the financial or material terms of the foregoing. Such notice to Parent shall indicate the identity of the Person making such proposal or request and the material terms and conditions of such proposal, if any. AerCap shall keep Parent reasonably informed on a current basis (and in any event within 24 hours) of the status of any material developments, discussions or negotiations regarding any such AerCap Competing Proposal or any change to the financial or material terms of any such AerCap Competing Proposal, including by providing a copy, if applicable, of any written requests, proposals or offers, including proposed agreements, regarding any such AerCap Competing Proposal within twenty-four (24) hours after the receipt thereof.

11.16	No later than the first date on which the Parent or the Seller could make any offering of AerCap Ordinary Shares pursuant to the Registration Rights Agreement, AerCap shall prepare and file a shelf registration statement under the Securities Act on Form F-3 or S-3, as applicable, providing for the public offering and resale of all of the shares of Stock Consideration, on a continuous or delayed basis pursuant to Rule 415 of the Securities Act and to the extent such shelf registration statement has not yet been declared effective or is not automatically effective upon filing, cause such shelf registration statement to be declared or become effective, subject to the terms and conditions of the Registration Rights Agreement.

11.17

(a)	Prior to Completion, Parent shall notify AerCap in writing as soon as practicable upon obtaining knowledge of any legal proceedings (including any proceeding or any investigation by or before any Governmental Authority) pending or threatened in writing against any member of the Company Group or to which any of their respective assets are subject which would reasonably be expected to result in Losses in excess of US$50 million or any permanent injunction or other form of equitable relief which would or would reasonably be expected to have a Material Adverse Effect.

(b)	Prior to Completion, AerCap shall notify Parent in writing as soon as practicable upon obtaining knowledge of any legal proceedings (including any proceeding or any investigation by or before any Governmental Authority) pending or threatened in writing against any member of the Purchaser Group or to which any of their respective assets are subject which would reasonably be expected to result in Losses in excess of US$50 million or any permanent injunction or other form of equitable relief which would or would reasonably be expected to have a Purchaser Material Adverse Effect.

12.	Access to Information

12.1	In addition to the provisions of clauses 12.5 and 16.4, from and after the Completion Date, at the request or the direction of or as required by a Governmental Authority, or as required in connection with the preparation of Tax Returns, in each case subject to any applicable Law and any applicable legal privileges, upon reasonable prior notice, AerCap shall, and shall cause the Company Group Members to:

(a)	afford the Parent, the Seller and their respective Affiliates and their respective Representatives reasonable access, during normal business hours, to the offices, properties, books, data, files, information and records of the Company Group in respect of the businesses conducted by it as at Completion (including Tax Returns and other information and documents relating to Tax matters);

(b)	furnish to the Parent, the Seller or their respective Affiliates and their respective Representatives such additional financial data and other information regarding the Company Group and the businesses conducted by it as at Completion as the Parent, the Seller, their respective Affiliates or their respective Representatives may from time to time reasonably request (including Tax Returns and other information and documents relating to Tax matters);

(c)	make available to the Parent and its Affiliates and their respective Representatives, reasonable access during regular business hours to the employees of AerCap and the Company Group Members in respect of the Company and the businesses conducted by it whose assistance, expertise, testimony, notes and recollections or presence is necessary to assist the Parent or its Affiliates in connection with the preparation of Tax Returns (including related discussions with any Tax Authority), in each case to the extent required for the purposes set out in the preamble to this clause 12.1 and provided that: (i) nothing in this clause 12.1 shall require AerCap to do anything which would unreasonably interfere with the business or operations of AerCap or any of its Affiliates; (ii) the auditors and independent accountants of AerCap or the Company Group Members shall not be obligated to make any work papers available to any Person unless and until such Person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants; and (iii) subject to using all reasonable efforts to redact or edit the relevant Tax Return (or portion thereof) or Tax related work papers, none of AerCap or any of its Affiliates (including the Company Group) shall be required to disclose any Tax Return (or portion thereof) or Tax related work papers that does not relate exclusively to one or more Company Group Members. The Parent or the Seller shall reimburse AerCap promptly for any reasonable out-of-pocket expenses incurred by AerCap and its Affiliates (including the Company) in complying with any request by or on behalf of the Parent, the Seller and their respective Affiliates in connection with this clause 12.1.

12.2	In addition to the provisions of clauses 12.5 and 16.4, from and after the Completion Date, at the request or direction of or as required by a Governmental Authority or as required in connection with the preparation of Tax Returns, in each case subject to any applicable Law, any applicable legal privileges, upon reasonable prior notice, the Parent and the Seller shall, and shall cause their respective Affiliates and Representatives to:

(a)	afford the Purchaser and its Affiliates and their respective Representatives reasonable access, during normal business hours, to the offices, properties, books, data, files, information and records of the Seller and its Affiliates in respect of the Company and the businesses conducted by it (including, for the avoidance of doubt, Tax Returns and other information and documents relating to Tax matters);

(b)	furnish to the Purchaser and its Affiliates and their respective Representatives such additional financial data and other information regarding the Company and the businesses conducted by it as the Purchaser, its Affiliates or their respective Representatives may from time to time reasonably request (including, for the avoidance of doubt, Tax Returns and other information and documents relating to Tax matters);

(c)	make available to the Purchaser and its Affiliates and their respective Representatives, reasonable access during regular business hours to the employees of the Seller and its Affiliates in respect of the Company and the businesses conducted by it whose assistance, expertise, testimony, notes and recollections or presence is necessary to assist the Purchaser or its Affiliates in connection with the preparation of Tax Returns (including related discussions with any Tax Authority); and

in each case to the extent required for the purposes set out in the preamble to this clause 12.2, and provided that (i) nothing in this clause 12.2 shall require the Parent or the Seller to do anything which would unreasonably interfere with the business or operations of the Parent, the Seller or any of their respective Affiliates; (ii) the auditors and independent accountants of the Parent, the Seller or their respective Affiliates shall not be obligated to make any work papers available to any Person unless and until such Person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonable acceptable to such auditors or accountants; and (iii) subject to using all reasonable efforts to redact or edit the relevant Tax Return (or portion thereof) or Tax related work papers, none of the Parent, the Seller or any of their respective Affiliates shall be required to disclose any Tax Return (or portion thereof) or Tax related work papers that does not relate exclusively to a Company Group Member.

12.3	If so reasonably requested by the Purchaser, the Parent and the Seller, for themselves and their respective Affiliates, as applicable, agree that they shall enter into a customary joint defense agreement in connection with obtaining any Governmental Approvals related to the transactions contemplated by this Agreement in a form acceptable to the Parent or the Seller (as applicable) acting reasonably with any one or more of the Purchaser and its Affiliates (including the Company) with respect to any information to be provided to the Parent, the Seller and their respective Affiliates pursuant to clause 12.1. AerCap shall reimburse the Parent or, as applicable, the Seller, promptly for any reasonable out-of-pocket expenses incurred by the Parent, the Seller, their respective Affiliates, and, if applicable, the Company in complying with any request by or on behalf of the Purchaser or any of its Affiliates in connection with this clause 12.3.

12.4	Subject to clause 13.1, the Parent and its Affiliates shall have the right to retain copies of all books, data, files, information and records in any media (including Tax Returns and other information and documents relating to Tax matters) of each of the Company and the Company Subsidiaries and their respective businesses, in respect of periods ending on or prior to the Completion Date:

(a)	that are required to be retained by any Governmental Authority, including any applicable Law; or

(b)	that prove necessary to retain in order for the Parent and its Affiliates to perform their respective obligations pursuant to this Agreement, the Transaction Agreements or any agreement between the Parent or any of its Affiliates, on the one hand, and the Company or any of the Company Subsidiaries, on the other hand, that will remain in effect after the Completion, in each case subject to compliance with all applicable privacy and data protection Laws.

12.5	AerCap and the Purchaser agree that, with respect to all original books, data, files, information and records of the Company existing as of the Completion Date, following Completion, they shall (and shall cause the Company to) (a) comply in all material respects with all applicable Laws relating to the preservation and retention of records; and (b) apply the Company’s existing preservation and retention policies in all material respects.

12.6	Up to the Completion Date, AerCap shall and shall procure that its Affiliates shall comply with applicable Laws relating to the use, storage or handling by AerCap or is Affiliates of (a) any personally identifiable information relating to any employees or customers of the Company or the Company Subsidiaries and (b) any other information that is protected by applicable Law (including privacy and data protection Laws) and to which AerCap or any of its Affiliates or Representatives is afforded access pursuant to the terms of this Agreement.

13.	Books and Records

13.1	To the extent that any Books and Records (including Tax records and Tax Returns) which relate exclusively or primarily to any business of the Company Group are in the possession of the Parent or the Seller or any of their respective Affiliates and not already in the possession of a member of the Company Group at Completion, the Seller and the Parent shall use reasonable best efforts to procure the physical and/or electronic transfer of the Books and Records to the Purchaser or its nominee by Completion or as soon as reasonably practicable after Completion. If, notwithstanding the use of its reasonable best efforts, the Parent is not able to procure such physical and/or electronic transfer, then the Parent shall procure that the Purchaser is granted reasonable access to such Books and Records (during regular business hours upon reasonable notice).

13.2	For a period ending on the later of the expiration of the applicable statute of limitations (including extensions) and six years from the Completion Date, following Completion, AerCap and the Purchaser shall retain and shall procure that each Company Group Member shall retain, and shall allow the Parent, the Seller and their respective Affiliates and their respective Representatives access to, in each case in accordance with the provisions of clause 12.1, any Books and Records proprietary to the Company Group which (i) are relevant to calculating or to the reporting of any Tax, and (ii) relate (but not exclusively or predominantly) to the business carried on by the Company Group as at or prior to Completion, provided that, if the Parent has notified AerCap and the Purchaser in writing no later than ninety (90) days prior to the expiration of such period that such Books and Records should not be disposed of, AerCap and the Purchaser shall (at AerCap and the Purchaser’s sole option) either (a) continue to preserve such Books and Records until notified by the Parent that the Parent no longer objects to their disposal or (b) provide the Parent the opportunity to remove and retain such Books and Records at the Parent’s expense and if the Parent does not take such opportunity within thirty (30) Business Days of receipt of notice from AerCap or the Purchaser, AerCap, the Purchaser or their Affiliates, as the case may be, shall be entitled to dispose of such Books and Records. Any Books and Records so provided will be subject to the confidentiality restrictions in clause 17.2.

13.3	For a period ending on the later of the expiration of the applicable statute of limitations (including extensions) and six years from the Completion Date, following Completion, the Parent shall retain and shall procure that its Affiliates shall retain, and shall allow the Purchaser, and its Affiliates and their respective Representatives access to, in each case in accordance with the provisions of clause 12.2, any Books and Records proprietary to the Company Group which (i) are relevant to calculating or to the reporting of any Tax, and (ii) relate (but not exclusively or predominantly) to the business carried on by the Company Group as at or prior to Completion, provided that, if the Purchaser has notified the Parent in writing no later than ninety (90) days prior to the expiration of such period that such Books and Records should not be disposed of, the Parent shall (at the Parent’s sole option) either (a) continue to preserve such Books and Records until notified by the Purchaser that the Purchaser no longer objects to their disposal or (b) provide the Purchaser the opportunity to remove and retain such Books and Records at the Purchaser’s expense and if the Purchaser does not take such opportunity within thirty (30) Business Days of receipt of notice from the Parent, the Parent or its Affiliates, as the case may be, shall be entitled to dispose of such Books and Records.

14.	Transitional Services

14.1	Where a Related Party Contract gives any member of the Retained Group the right to terminate or vary in any way that agreement as a result of the entering into or performance of any of the Transaction Agreements, the Parent and the Seller shall procure that such member does not exercise such right except as set forth in Schedule 14.1 of the Disclosure Letter.

14.2	The Parent and the Seller shall provide, and shall procure that each member of the Retained Group provides, the Purchaser, its Affiliates and their professional advisers with such access to their premises, systems, personnel and records (including information and data relating to the performance and costing of services, and the achievement of service levels) as the Purchaser may reasonably require in order to understand and assess the terms of any Related Party Contract.

14.3	At the Purchaser’s request, the Seller and the Purchaser shall act in good faith to negotiate and agree (with effect from the Completion Date) such amendments to any Related Party Contract (other than the servicing agreements for Castle 2003-1 Trust and Castle 2003-2 Trust and any other Transaction Agreement) as may be reasonably required by the Purchaser.

14.4	For the avoidance of doubt, the servicing agreements for Castle 2003-1 Trust and Castle 2003-2 Trust shall not terminate as a consequence of the Completion.

14.5	The parties shall act in good faith to negotiate and agree (with effect from the Completion Date) to Schedule B to the Shareholders’ Agreement, which Schedule B shall be based on the schedule of transition services reviewed by the parties prior to the Signing Date.

15.	Non-solicitation

15.1	The Parent will not, and undertakes to procure that each of its Affiliates will not, directly or indirectly, pending or within three (3) years after the Completion Date, solicit or entice away from the employment of any member of the Company Group any Senior Employee of any member of the Company Group, provided that this clause 15.1 shall not operate so as to prevent (i) the recruitment of staff by placing a general bona fide recruitment advertisement which may come to the attention of (but is not specifically directed at or brought to the attention of) any such Senior Employee or (ii) any solicitation of a Senior Employee who is no longer employed by any Company Group Member.

15.2	In consideration of the mutual covenants and conditions contained in this Agreement, each of the Parent and the Purchaser hereby acknowledges and agrees that (a) the Purchaser has required the Parent to make the covenants set forth in this clause 15 as a condition to each of the Purchaser’s obligations under this Agreement, (b) the Parent’s covenants in this clause 15 are reasonable with respect to their duration and scope and necessary to protect and preserve the goodwill and business of the Company Group to be acquired by the Purchaser pursuant to this Agreement, and (c) the business, the value of the operating assets and goodwill of the Company Group acquired by the Purchaser would be irreparably damaged if the Parent were to breach the covenants set forth in this clause 15.

15.3	Furthermore, each of the Parent and the Purchaser hereby agrees and acknowledges that, if the Parent or the Seller breaches or threatens to breach any of the covenants contained in this clause 15, the damage or imminent damage to the business, the value of the operating assets and goodwill of the Company Group would be irreparable and extremely difficult to estimate, making any remedy at law or in damages inadequate. Accordingly, in addition to any damages or other remedy available under applicable law, the Purchaser shall be entitled to injunctive relief from a court of competent jurisdiction against the Parent for any breach or threatened breach of the covenants set forth in this clause 15.

16.	Tax Matters

16.1	AerCap agrees and covenants that (other than with Parent’s written consent or as otherwise provided in this Agreement) none of AerCap or any Affiliate of AerCap will make any election under Section 338 of the U.S. Tax Code or any U.S. state jurisdiction with respect to any Company Group Member, except for elections under Section 338 as provided herein. Notwithstanding the foregoing, at the election of AerCap and upon notice to the Seller, (i) AerCap and the Seller shall jointly make, or cause to be made, an election under Section 338(h)(10) of the U.S. Tax Code and related US state or local elections, with respect to each Company Group Member that is a domestic corporation for U.S. federal Income Tax purposes; provided that, if so requested by AerCap prior to 5 business days before the Completion Date, AerCap and the Seller shall not make any such election with respect to AeroTurbine Inc., a Delaware corporation and any Company Group Member that is a subsidiary of AeroTurbine, Inc.; and (ii) AerCap shall make, or cause to be made, an election under Section 338(g) of the U.S. Tax Code and related U.S. state or local elections with respect to any Company Group Member that is a foreign corporation for U.S. federal Income Tax purposes, in connection with the Transaction (the elections described in clauses (i) and (ii), the “Section 338 Elections”).

16.2

The Purchaser shall prepare and deliver to the Parent IRS Forms 8883 and a Schedule allocating the aggregate deemed sale price, as defined in Treasury Regulation Section 1.338-4, for each Company Group Member with respect to which a Section 338(h)(10) election is made pursuant to clause 16.1, among the assets of the affected Company Group Member (each a “Section 338 Allocation Schedule”) at least sixty (60) days prior to the date such IRS Forms 8883 are required to be filed with the IRS. Each Section 338 Allocation Schedule and any other form or document prepared or provided by the Purchaser pursuant to this clause 16.2 shall be reasonable and shall be prepared in good faith in accordance with Section 338 of the U.S. Tax Code and Section 1060 of the U.S. Tax Code and the Treasury Regulations or applicable state Tax regulations thereunder. The Parent and the Purchaser agree to consult and resolve in good faith any issue arising as a result of the Section 338 Allocation Schedule and the IRS Forms 8883, and to mutually consent to the filing as promptly as possible of the IRS Forms 8883. In the event the Parent and the Purchaser are unable to resolve any dispute within thirty (30) calendar days following the delivery of the copies of such Forms 8883 to the Parent, the Parent and the Purchaser shall jointly request that an independent accounting firm mutually agreed upon by the Purchaser and the Parent (“Independent Accountant”) make a determination in resolution of any issue in dispute as promptly as possible. The Seller and AerCap shall each bear 50% of the costs and expenses associated with the Independent Accountant. The determinations of the Independent Accountant shall be final, binding and conclusive. The dispute resolution under this clause 16.2 shall constitute arbitration under the Federal Arbitration Act. The arbitration shall have its seat in New York, shall take place in New York City and shall be in the English language. The Seller and the Purchaser agree to file, and cause their respective Affiliates to file, all U.S. Tax Returns (if any) in accordance with the Section 338 Allocation Schedules and the Section 338(h)(10) elections, and shall neither take any position contrary thereto (unless and to the extent required to do so pursuant to a determination (as defined in Section 1313(a) of the U.S. Tax Code or any similar U.S. state or local Tax provision)) nor modify or revoke any Section 338(h)(10) election. The Purchaser and the Seller shall cooperate to file Tax Returns necessary to effectuate the Section 338(h)(10) elections.

16.3	The Parent and the Seller shall, jointly and severally, indemnify and hold harmless the Purchaser Indemnitees and the Company Group Members from and against (i) any Taxes of each Company Group Member with respect to any consolidated, combined, affiliated, controlled or unitary Tax Return that includes a member of the Retained Group and where such member of the Retained Group is liable (jointly or severally) for such Taxes, (ii) any U.S. federal and state Income Taxes of International Lease Finance Corporation, Ltd (Bermuda) for any Pre-Completion Tax Period and the portion of any Straddle Period that ends on the Completion Date, in the case of each of clauses (i) and (ii), excluding any Taxes arising out of the Reorganization, (iii) any Taxes arising under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law by virtue of any Company Group Member having been a member prior to the Completion of a consolidated, combined, affiliated, controlled or unitary Tax group that includes a member of the Retained Group, and (iv) any payment required to be made after the Completion Date to a Person that is not a Company Group Member under any Tax allocation or sharing agreement, other than any commercial agreement entered into in the ordinary course of business (including leases, employment contracts, other agreements relating to the acquisition of goods or services or loan agreements for borrowed money) or of any agreement relating to the purchase or sale of assets, in each case, together with any reasonable out-of-pocket professional fees related thereto; provided that, in the case of clauses (ii) – (iv), if such Taxes were included in Current Tax Liabilities, the Parent and the Seller shall not be required to indemnify for such Taxes until the aggregate amount of such Taxes exceeds the amount described in clause (a) of the definition of Aggregate Current Tax Liabilities Payment.

16.4	The Seller shall be responsible for and have sole control over preparing and filing all Tax Returns of each Company Group Member (i) that are due (taking into account permissible extensions) on or prior to the Completion Date or (ii) that are related to any consolidated, combined, affiliated, controlled or unitary group that includes a member of the Retained Group, in each case, in a manner consistent with past practice and applicable Law. The Company shall prepare all other Tax Returns of any Company Group Member that are due after the Completion Date and, in case of any such Tax Return for a Pre-Completion Tax Period or a Straddle Period, shall prepare such Tax Returns in a manner consistent with applicable Law and deliver at least thirty (30) days prior to the due date (including permissible extensions) to the Seller a copy of such Tax Returns for the Seller’s review and comment. The Company and the Seller agree to consult and resolve in good faith any issue arising as a result of any such Tax Return. In the event the Company and the Seller are unable to resolve any dispute within ten (10) calendar days following the delivery of the copy of such Tax Return to the Seller, the Company and the Seller shall jointly request that the Independent Accountant make a determination in resolution of any issue in dispute as promptly as possible. The Company and the Seller shall each bear 50% of the costs and expenses associated with the Independent Accountant. AerCap and the Company shall not amend or cause to be amended any Tax Return of a Company Group Member for a Pre-Completion Tax Period or a Straddle Period without the consent of Parent, which shall not be unreasonably withheld, conditioned or delayed.

16.5	The Parent, the Seller, each Company Group Member, AerCap and each Purchaser Group Member will reasonably cooperate, and shall cause their respective Representatives to reasonably cooperate, in connection with the preparation, filing and execution of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation will include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder or to testify at any such proceeding. In connection with the foregoing, AerCap shall cause the relevant Purchaser Group Members to prepare and provide to the Parent a package of tax information materials (including schedules and work papers, as listed on Schedule 16.5 of the Disclosure Letter) (the “Tax Package”) required by the Parent to enable the Parent to prepare and file all Tax Returns required to be prepared and filed by it for its 2013 and 2014 Tax years and any prior Tax years. The Tax Package shall be completed in a manner consistent with past practice, including past practice as to providing such information and as to the method of computation of separate taxable income or other relevant measure of income of each member. AerCap shall use reasonable best efforts to cause (i) the Tax Package with respect to the 2013 Tax year to be delivered to the Parent no later than June 1, 2014, to the extent such information has not been provided prior to the Completion, and (ii) with respect to the Parent’s 2014 Tax year, (A) a reasonably accurate draft of Section 338 Allocation Schedule including state apportionment to be delivered to the Parent no later than sixty (60) days after the Completion Date, and (B) the Tax Package to be delivered within one hundred and eighty (180) days after the Completion Date. The obligations in this clause 16.5 are subject to the same restrictions as set out in clauses 12.1 or 12.2, as applicable.

16.6	If a claim shall be made by any Governmental Authority, which if successful might result in an indemnity payment to an indemnified party pursuant to clause 16.3 or 7.2, then such indemnified party shall give notice to the indemnifying party in writing of such claim (a “Tax Claim”); provided, however, the failure to give such notice shall not affect the indemnification provided hereunder except to the extent the indemnifying party has been actually prejudiced as a result of such failure. The Seller shall have sole control over all proceedings and may make all decisions taken in connection with any Tax Claims for Taxes related to any consolidated, combined, affiliated, controlled or unitary group that includes a member of the Retained Group and any Company Group Member and any Tax Claims for U.S. federal and state Income Taxes of International Lease Finance Corporation, Ltd (Bermuda) for which Seller is responsible under clause 16.3. With respect to any Tax Claim that is not covered by the second sentence of this clause 16.6, the Purchaser shall, solely at its own cost and expense, control all proceedings and may make all decisions taken in connection with such Tax Claim; provided, however, if such Tax Claim might result in an indemnity payment by the Parent or the Seller pursuant to clause 7.2, the Purchaser shall keep the Parent reasonably informed and shall not settle such Tax Claim without the prior written consent of the Parent, which shall not be unreasonably withheld, and the Parent and counsel of its own choosing shall have the right to participate fully, at its own expense, in all aspects of the prosecution or defense of such Tax Claim. AerCap and Purchaser shall notify the Parent in writing of any Tax Claim made by a Governmental Authority or any payment or action that might result in an indemnity payment to the Parent pursuant to clause 7.2 and shall keep the Parent reasonably informed of the status of any such Tax Claim. AerCap and the Purchaser shall provide or make available to the Parent or the Seller any information or documentation reasonably requested by the Parent or Seller in its determination of the amount of Taxes subject to indemnification under clause 7.2. Notwithstanding anything to the contrary in this Agreement, the provisions of clause 7.3 shall not control with respect to a Tax Claim.

16.7	The Seller shall cause all Tax allocation agreements or Tax sharing agreements between a Company Group Member and a member of the Retained Group to be suspended as of the date hereof and to be terminated as of the Completion Date, and shall ensure that such agreements are of no further force or effect as to any Company Group Member on and after the Completion Date and that there shall be no further liabilities or obligations imposed on any Company Group Member under any such agreements.

16.8	All sales and transfer Taxes, recording charges and similar taxes, fees or charges imposed as a result of the Transaction (collectively, the “Transfer Taxes”) shall be borne by the Parent. AerCap shall cooperate to mitigate any such Transfer Taxes. The parties shall cooperate in timely making all filings, returns, reports and forms as necessary or appropriate to comply with the provisions of all applicable Laws in connection with the payment of such Transfer Taxes. For the avoidance of doubt, the Transfer Taxes shall not include any Taxes arising out of the Reorganization.

16.9	The Seller shall be entitled to receive and retain any refund or other reimbursement or credit (including from any overpayment) actually received or applied to offset any other Tax liability in respect of Taxes of a Company Group Member for which the Seller or the Parent is responsible under clause 16.3 or 16.8, as applicable. The Company shall be entitled to receive and retain any other refund or other reimbursement or credit (including from any overpayment) actually received or applied to offset any other Tax liability of a Company Group Member. The Company and the Seller, as the case may be, shall promptly notify the other party of the receipt of any refund or other reimbursement or credit to which the other party is entitled hereunder and pay over such refund or other reimbursement or the amount of such credit, net of any cost attributable to such receipt or recognition. AerCap and the Seller shall reasonably cooperate to amend or cause to be amended any Tax Returns to obtain any refunds to which the other party is entitled hereunder.

16.10	The Parent will use reasonable best efforts to determine and disclose to AerCap if the Parent owns any AerCap Ordinary Shares (other than the Stock Consideration) directly or indirectly through the ownership attribution rules under Section 318(a) (other than paragraph (4) thereof) of the U.S. Tax Code, except AerCap Ordinary Shares owned by the Parent through an entity in which the Parent or its Affiliate owns less than 5% of the economic interest. Notwithstanding any other provision of this Agreement, the covenant under this clause 16.10 shall terminate and be extinguished as of the Completion Date, and the Parent shall have no liability with respect to such covenant after the Completion Date.

17.	Confidentiality

17.1	The terms of the confidentiality agreement, dated July 3, 2013, between the Parent and AerCap and any amendments thereto (collectively, the “Confidentiality Agreement”) are incorporated into this Agreement by reference and shall continue in full force and effect until Completion, at which time the confidentiality obligations under the Confidentiality Agreement shall terminate. If, for any reason, the transactions contemplated by this Agreement are not completed, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

17.2

From and after Completion, the Parent and the Seller, on the one hand, and AerCap and the Purchaser, on the other hand, shall, and shall procure that their respective Affiliates (including with respect to AerCap and the Purchaser, the Company and the Company Subsidiaries) and Representatives shall, maintain in confidence any written, oral or other information relating to or obtained from the other party or its Affiliates (including with respect to AerCap and the Purchaser following Completion, the Company and the Company Subsidiaries), and following Completion, the Parent and the Seller shall maintain in confidence any written, oral or other information relating or obtained from the Company or any of the Company Subsidiaries except that the foregoing requirements of this clause 17.2 shall not apply to the extent that:

(a)	any such information is or becomes generally available to the public other than (i) in the case of AerCap or the Purchaser, as a result of a disclosure by the Parent or its Affiliates or any of their respective Representatives and (ii) in the case of the Parent or the Seller, as a result of a disclosure by AerCap or the Purchaser, the Company or any Company Subsidiary (after the Completion Date) or any of their respective Affiliates, or any of their respective Representatives;

(b)	any such information is required by applicable Law, governmental order or a Governmental Authority to be disclosed after prior written notice has been given to the other party (including any report, statement, testimony or other submission to such Governmental Authority);

(c)	any such information is reasonably necessary to be disclosed in connection with any Action or in any dispute with respect to the Transaction Agreements (including in response to any summons, subpoena or other legal process or formal or informal investigative demand issued to the disclosing party in the course of any litigation, investigation or administrative proceeding);

(d)	any such information was or becomes available to such party on a non-confidential basis and from a source (other than a party to this Agreement or any Affiliate or Representative of such party) that is not bound by a confidentiality agreement with respect to such information; or

(e)	any such information that becomes known or available pursuant to or as a result of the carrying out of the provisions of a Transaction Agreement (which information shall be governed by the confidentiality provisions, if any, set out therein).

Each of the parties hereto shall instruct its Affiliates and Representatives having access to such information of such obligation of confidentiality.

17.3	Notwithstanding anything in this Agreement or the other Transaction Agreements to the contrary, the parties acknowledge and agree that the Parent and its Affiliates may share any information relating to or obtained from AerCap or the Purchaser or their Affiliates (including the Company and the Company Subsidiaries) with the Federal Reserve Bank of New York and its respective Representatives.

18.	Intellectual Property

18.1	As of the Completion Date, the Parent shall assign to the Company, in an agreement mutually satisfactory to the Purchaser and the Parent, all of its worldwide right, title and interest in the trademarks ILFC, INTERNATIONAL LEASE FINANCE CORPORATION, ILFC Ireland Limited, and all registrations, applications and common-law rights related thereto and the goodwill of the business symbolized thereby and all claims relating to the foregoing including those trademark registrations and applications listed on Schedule 18.1 of the Disclosure Letter.

18.2	AerCap and the Purchaser, for themselves and their Affiliates, acknowledges and agrees that the Purchaser is not purchasing, acquiring or otherwise obtaining any right, title or interest in or to the names “AIG,” “American International Group, Inc.” or “AI,” or any trade, corporate or business names, trademarks, tag-lines, identifying logos, trade dress, monograms, slogans, service marks, domain names, brand names or any other name or source identifiers to the extent employing the wording “AIG” or any “AI” formative marks, “American International” or any confusingly similar derivation or variation of any of the foregoing (for example, among others, American International Group) or any confusingly similar trade, corporate or business name, trademark, tag-line, identifying logo, trade dress, monogram, slogan, service mark, domain name, brand name or other name or source identifier (including any registrations and applications relating thereto) (the “Parent Names and Marks”), and, except as otherwise expressly provided in this clause 18, none of AerCap, the Purchaser or any of their Affiliates shall have any rights in or to any of the Parent Names and Marks and none of AerCap, the Purchaser or any of their Affiliates shall (i) seek to register in any jurisdiction any trade, corporate or business name, trademark, tag-line, identifying logo, trade dress, monogram, slogan, service mark, domain name, brand name or other name or source identifier that is a confusingly similar derivation, translation, adaptation, combination or variation of the Parent Names and Marks or that is confusingly similar thereto or (ii) contest the use, ownership, validity or enforceability of any rights of the Parent or any of its Affiliates in or to any of the Parent Names and Marks.

18.3	Except as otherwise provided in this clause 18, following the Completion Date, AerCap shall, and shall cause its Affiliates to, immediately cease and discontinue any and all uses of the Parent Names and Marks, whether or not in combination with other words, symbols or other distinctive or non-distinctive elements and all trade, corporate or business names, trademarks, tag-lines, identifying logos, trade dress, monograms, slogans, service marks, domain names, brand names and other name or source identifiers confusingly similar to any of the foregoing or embodying any of the foregoing whether or not in combination with other words, symbols or other distinctive or non-distinctive elements.

18.4	As promptly as practicable after the Completion Date, and in no event later than three (3) months after the Completion Date, AerCap shall, and shall cause its Affiliates to, destroy, return to the Seller or exhaust all materials bearing the Parent Names and Marks, including signage, advertising, promotional materials, software, packaging, inventory, electronic materials, collateral goods, stationery, business cards, web sites, invoices, receipts, forms, product, training and service literature and materials, and other materials (“Materials”). Except as otherwise provided in this clause 18, the Company Group shall during such period of up to three (3) months after the Completion Date have the right to use such existing Materials in connection with their existing businesses as conducted as of the Completion, provided that AerCap shall, and shall cause the Company Group to, take reasonable actions to commence the removal of the Parent Names and Marks from all such Materials immediately following the Completion Date; and provided, further, that AerCap shall, and shall cause the Company Group to, as promptly as practicable (and in any event within three (3) months) after the Completion Date cease all use of the Parent Names and Marks on all stationery, business cards, purchase orders, invoices, receipts and similar correspondence. AerCap, for itself and its Affiliates, agrees that use of the Parent Names and Marks during the three (3) month period authorized by this clause 18.4 shall be only with respect to goods and services and marketing, advertising, product, training or service materials in any media existing in inventory at the Completion and shall not be for any new goods or services (including any new marketing or advertising materials or product, training or service literature). AerCap, for itself and its Affiliates, shall indemnify and hold harmless the Parent and its Affiliates from and against any liabilities, obligations, losses or damages (other than trademark infringement claims) arising from use of the Parent Names and Marks with respect to goods and services during the three (3) month period authorized by this clause 18.4. Notwithstanding the foregoing, at all times after the Completion Date, AerCap and its Affiliates may use the Parent Names and Marks to the extent required or permitted by applicable law and/or in a neutral, non-trademark manner to describe the history of the businesses of the Company Group.

19.	Costs and Expenses

Except as may be otherwise specified in the Transaction Agreements, all costs and expenses, including fees and disbursements of counsel, financial advisers and accountants, incurred in connection with the Transaction Agreements and the transactions contemplated by the Transaction Agreements shall be paid by the party incurring such costs and expenses, whether or not Completion shall have occurred; provided that any costs and expenses, including fees and disbursements of counsel, financial advisers and accountants, incurred by any Company Group Member in connection with the Transaction Agreements and the transactions contemplated by the Transaction Agreements shall be paid or reimbursed to the Company by the Parent.

20.	Notices

20.1	All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile with receipt confirmed or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this clause 20.1):

(a)	if to the Parent:

American International Group, Inc.

80 Pine Street

New York, New York 10005

United States of America

Fax: 212-425-3275

Attention: General Counsel

with a copy to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

United States of America

Fax: 212-909-6836

Attention: John M. Vasily

      Andrew L. Bab

(b)	if to the Seller:

AIG Capital Corporation

80 Pine Street

New York, New York 10005

United States of America

Fax: 212-425-3275

Attention: General Counsel, American International Group, Inc.

with a copy to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

United States of America

Fax: 212-909-6836

Attention: John M. Vasily

      Andrew L. Bab

(c)	if to the Purchaser:

AerCap Ireland Limited

AerCap House

Stationsplein 965

1117 CE Schiphol

The Netherlands

Fax number: +31 20 655 9100

Attention: Chief Legal Officer

with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Fax: 212-474-3700

Attention: Scott A. Barshay

      O. Keith Hallam

(d)	if to AerCap:

AerCap Holdings N.V.

AerCap House

Stationsplein 965

1117 CE Schiphol

The Netherlands

Fax number: +31 20 655 9100

Attention: Chief Legal Officer

with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Fax: 212-474-3700

Attention: Scott A. Barshay

      O. Keith Hallam

20.2	Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

(a)	if delivered personally, on delivery;

(b)	if sent by registered or certified mail, three (3) clear Business Days after the date of posting; and

(c)	if sent by facsimile with receipt confirmed before 5:30 p.m. on a Business Day, when dispatched, or if sent on a day which is not a Business Day or after 5:30 p.m. on a Business Day, at 9:00 a.m. on the next following Business Day.

20.3	For the purposes of this clause 20, any reference to a particular time relates to the time at the location of the party giving notice as set out in clause 20.1.

21.	Announcements

21.1	AerCap shall procure the release of the announcement in the form agreed (the “Announcement”) as soon as practicable on the Signing Date or such other time and date as may be agreed by the Parent and AerCap.

21.2	Subject to clause 21.3, each party shall not, and shall procure that each of its Affiliates or Representatives shall not, issue or cause the publication of any press release or public announcement or otherwise communicate with any news media in respect of this Agreement or the transactions contemplated by this Agreement and the Transaction Agreements without the prior written consent of the other parties (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or applicable securities exchange rules, in which case the party required to publish such press release or public announcement, if feasible, shall allow the other parties a reasonable opportunity to comment on such press release or public announcement in advance of such publication, and the party required to publish shall give reasonable consideration to all such comments.

21.3	Clause 21.2 shall not apply to any press release, public announcement or other communication with the news media made by the Purchaser (a) which is consistent with the Announcement and the terms of this Agreement and does not contain any further information relating to the Company Group to that which has been previously announced or made public in accordance with the terms of this Agreement or (b) is made in the ordinary course of business and does not relate specifically to the signing of this Agreement or the transactions contemplated by this Agreement.

21.4	Prior to Completion, each of the parties shall not, and shall procure that each of its Affiliates or Representatives shall not, disclose any plans or intentions relating to the customers, agents or employees of, or other Persons with significant business relationships with, the Company or the Company Subsidiaries without first obtaining the prior written approval of the other parties, which approval shall not be unreasonably withheld or delayed.

22.	Invalidity and Severability

22.1

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Any term or provision of this Agreement held invalid, illegal or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid, illegal or unenforceable. Upon any determination that any term or provisions of this Agreement is held invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

22.2	Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be completed as originally contemplated to the greatest extent possible.

23.	Further Assurance

23.1	Each of the Parent, the Seller, AerCap and the Purchaser shall, and shall procure that its respective Affiliates shall:

(a)	execute and deliver, or shall cause to be executed and delivered, such documents and other papers and shall take, or shall cause to be taken, such further actions as may be required by Law, as may be necessary or as may reasonably be required by the other party to carry out the provisions, and give effect to the transactions contemplated by, the Transaction Agreements; and

(b)	refrain from taking any actions that would reasonably be expected to impair, delay or impede Completion.

24.	Entire Agreement

Except as otherwise expressly provided in the Transaction Agreements, the Transaction Agreements constitute the entire agreement of the parties hereto with respect to the subject matter of the Transaction Agreements and supersede all prior agreements and undertakings, both written and oral, other than the Confidentiality Agreement to the extent not in conflict with this Agreement, between or on behalf of the Parent and/or its Affiliates, on the one hand, and the Purchaser and/or its Affiliates, on the other hand, with respect to the subject matter of the Transaction Agreements.

25.	Assignment

25.1	This Agreement shall not be assigned, in whole or in part, by operation of Law or otherwise without the prior written consent of all of the parties hereto; provided that AerCap, with the prior written consent of the Parent and the Seller (which shall not be unreasonably withheld, conditioned or delayed), and the Purchaser, in its sole discretion, shall be permitted to assign all of their rights and obligations hereunder to any Affiliate of AerCap so long as (i) such assignee executes a counterpart to this Agreement and each other Transaction Agreement to which AerCap or the Purchaser (as applicable) is a party and (ii) no such assignment relieves the assigning party of its obligations under this Agreement if such assignee does not perform such obligations. Any attempted assignment in violation of this clause 25 shall be void.

25.2	This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the parties hereto and their successors and permitted assigns.

26.	No Third Party Beneficiaries

Except (i) as provided in clauses 7.2 and 7.3 and (ii) with respect to the provisions of this clause 26, 27.3, 31.10, 31.11 and 33.4, of which the Lenders shall be express third party beneficiaries and shall be entitled to enforce such provisions directly, this Agreement is for the sole benefit of the parties to this Agreement and their permitted successors and assigns and is not intended to and shall not confer upon any other person any rights, benefits or remedies of any nature under or by reason of this Agreement. Accordingly, any Person who is not a party to this Agreement may not enforce any of its terms.

27.	Amendment and Waiver

27.1	No provision of this Agreement or any other Transaction Agreement may be amended, supplemented or modified except by a written instrument signed by all the parties to such agreement.

27.2	No provision of this Agreement or any other Transaction Agreement may be waived except by a written instrument signed by the party against whom the waiver is to be effective.

27.3	Clause 26, this clause 27.3 and clauses 31.10, 31.11 and 33.4 (in each case, together with any related definitions and other provisions of this Agreement to the extent an amendment, supplement or modification would serve to modify the substance or provisions of such sections) may not be amended in a manner that is adverse to the Lenders without the prior written consent of the Lenders. The Lenders and their Affiliates are express third party beneficiaries of this clause 27.3.

27.4	No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

27.5	The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

28.	Counterparts

28.1	This Agreement and each of the other Transaction Agreements may be executed in one or more counterparts, and by the different parties to each such agreement in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

28.2	Delivery of an executed counterpart of a signature page to any Transaction Agreement by facsimile or other means of electronic transmission shall be as effective as delivery of a manually executed counterpart of any such agreement.

29.	English Language

29.1	This Agreement is in the English language and if this Agreement is translated into another language, the English language text shall prevail.

29.2	Each notice or other communication under or in connection with this Agreement shall be in English.

30.	Payment Mechanics

30.1	Unless otherwise expressly provided in this Agreement, any and all payments made pursuant to this Agreement shall be made in U.S. dollars.

30.2	Unless otherwise expressly provided in this Agreement, any amount to be converted from one currency into another currency for the purposes of this Agreement shall be converted into an equivalent amount at the Conversion Rate prevailing at the Relevant Date.

30.3	For the purposes of clause 30.2:

(a)	“Conversion Rate” means the rate for a transaction between the two currencies in question as at 11:00 a.m. (London time) on the date immediately preceding the Relevant Date as quoted on the Reuters Fixing Screen or, if no such rate is quoted on that date, on the preceding date on which such rates are quoted; and

(b)	“Relevant Date” means, save as otherwise provided in this Agreement, the date on which a payment or an assessment is to be made.

30.4	Any payments made pursuant to this Agreement shall be made in full, without any set-off, counterclaim, restriction or condition and without any deduction or withholding (save as may be required by Law or as otherwise agreed in writing).

31.	Governing Law, Dispute Resolution and Jurisdiction

31.1	This Agreement, all transactions contemplated by this Agreement, and all claims and defenses of any nature (including contractual and non-contractual claims and defenses) arising out of or relating to this Agreement, any transaction contemplated by this Agreement, and the formation, applicability, breach, termination or validity of this Agreement, shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any conflicts of law principles that would apply the Law of another jurisdiction.

31.2	Any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or the transactions contemplated by this Agreement or the formation, applicability, breach, termination or validity thereof, shall be finally settled exclusively by arbitration in accordance with the Rules of Arbitration of the International Chamber of Commerce (the “ICC”) in effect at the time of the arbitration, except as they may be modified herein or by mutual agreement of the parties. The arbitration shall be conducted by three arbitrators (the “Arbitral Tribunal”). The arbitration shall be conducted in the English language and the seat of the arbitration shall be New York, New York.

31.3	The party or parties initiating arbitration (the “Claimant(s)”) shall nominate an arbitrator in its (their) request for arbitration (the “Arbitration Request”). The party or parties named as Respondent(s) in the Arbitration Request (the “Respondent(s)”) shall nominate an arbitrator within thirty (30) days of receipt of the Arbitration Request and shall notify the Claimant(s) of such nomination in writing. If within thirty (30) days of receipt of the Arbitration Request by the Respondent(s), the Respondent(s) has (have) not nominated an arbitrator, then the International Court of Arbitration of the International Chamber of Commerce (the “ICC Court”) shall appoint an arbitrator on behalf of the Respondent(s). The first two arbitrators nominated by the parties or appointed by the ICC Court in accordance with the above shall nominate a third arbitrator within thirty (30) days of the confirmation by the ICC Court (or appointment in accordance with the above) of the arbitrator nominated/appointed on behalf of the Respondent(s). When the third arbitrator has accepted the nomination, the other two arbitrators shall promptly notify the parties of the nomination. If the first two arbitrators nominated/appointed fail to nominate a third arbitrator within the thirty (30) days referred to above, the ICC Court shall appoint the third arbitrator and shall promptly notify the parties of the appointment. The third arbitrator shall act as chair of the Arbitral Tribunal. Each arbitrator shall be qualified to practice law under the Laws of the State of New York. An arbitrator shall be deemed to have met these qualifications unless any party objects within fifteen (15) days.

31.4	The parties agree that any Award by the Arbitral Tribunal on interim measures shall be fully enforceable as such and an application for interim measures to a court of competent jurisdiction by any party to the arbitration shall not be deemed incompatible with, or a waiver of, the agreement to arbitrate set out in this clause 31.

31.5

In order to facilitate the comprehensive resolution of related disputes and to avoid inconsistent decisions in related disputes, upon request of any party to an arbitration proceeding commenced pursuant to this clause 31, any dispute, controversy or claim subsequently noticed for arbitration under the provisions of this clause 31 may be consolidated with the earlier-commenced arbitration proceeding, as determined within the discretion of the Arbitral Tribunal appointed in the first-commenced arbitration proceeding. The Arbitral Tribunal must not consolidate such arbitrations unless the Arbitral Tribunal determines that (i) there are issues of fact or law common to the proceedings, so that a consolidated proceeding would be more efficient than separate proceedings, and (ii) no party hereto would be prejudiced as a result of such consolidation through undue delay, conflict of interest or otherwise. If the Arbitral Tribunal and any arbitration tribunal appointed in a subsequent arbitration proceeding disagree as to whether their respective arbitrations should be consolidated there shall be no consolidation.

31.6	Subject to clause 17.3, the parties, the ICC Court, any arbitrator, and their agents or representatives, shall keep confidential and not disclose to any non-party the existence of the arbitration, non-public materials and information provided in the arbitration by another party, and orders or awards made in the arbitration (together, the “Confidential Information”). If a party or an arbitrator wishes to involve in the arbitration a non-party, including a fact or expert witness, stenographer, translator or any other person, the party or arbitrator shall make reasonable efforts to secure the non-party’s advance agreement to preserve the confidentiality of the Confidential Information. Notwithstanding the foregoing, a party may disclose Confidential Information to the extent necessary to: (i) prosecute or defend the arbitration or proceedings related to it (including enforcement or annulment proceedings), or to pursue a legal right; (ii) respond to a compulsory order or request for information of a governmental or regulatory body; (iii) make disclosure required by law or by the rules of a securities exchange; (iv) seek legal, accounting or other professional services, or satisfy information requests of potential acquirers, investors or lenders, provided that in each case of any disclosure allowed under the foregoing circumstances (i) through (iv), where possible, the producing party takes reasonable measures to ensure that the recipient preserves the confidentiality of the information provided. The Arbitral Tribunal may permit further disclosure of Confidential Information where there is a demonstrated need to disclose that outweighs any party’s legitimate interest in preserving confidentiality. This confidentiality provision survives termination of this Agreement and of any arbitration brought pursuant to this Agreement. This confidentiality provision may be enforced by an arbitral tribunal or any court of competent jurisdiction, and an application to a court to enforce this provision shall not waive or in any way derogate from the agreement to arbitrate set out in this clause 31.

31.7	Solely in respect of any dispute, controversy or claim arising out of or in connection with the refusal by either party to effect the Completion including taking actions required hereunder before the Completion, and notwithstanding any other provision of this clause 31, the following provisions shall apply:

(a)

the arbitration shall be conducted in an expedited manner. There shall be one round of pre-hearing submissions by each party, whether simultaneous or sequential as directed by the Arbitral Tribunal, and no reply or rejoinder submissions shall be made unless the Arbitral Tribunal expressly so authorizes. The arbitration hearing shall be held within four months of the constitution of the Arbitral Tribunal and shall continue, to the extent practicable, from Business Day to Business Day until completed. There shall be no post-hearing submissions except as directed by the Arbitral Tribunal, and before ordering such submissions, the Arbitral Tribunal shall identify for the parties, on the basis of its assessment of the case as of that time, the specific issues or matters it believes should be addressed. The Arbitral Tribunal shall endeavor to render its Award within six weeks of the last day of the arbitration hearing. The Arbitral Tribunal may modify the provisions of this clause 31.7 for good cause shown. Failure to comply with any time period set out in this clause 31.7 shall not affect in any way the jurisdiction of the Arbitral Tribunal or the validity of its Award;

(b)	any request for production of documents or other information shall be subject to the express authorization of the Arbitral Tribunal, which shall endeavor to ensure that any such requests are as limited and disciplined as is consistent with the just resolution of the dispute, controversy or claim. The parties expressly waive any right to seek evidence under Section 1782 of title 28 of the U.S. Code or any other provision contained in the arbitration or other procedural rules or Laws of any jurisdiction. A party may request, and the Arbitral Tribunal should authorize, production only of specific documents or narrow and specific categories of documents that are critical to the fair presentation of a party’s case and reasonably believed to exist and be in the possession, custody or control of the other party; and

(c)	the Arbitral Tribunal shall have power to make any Award that it deems just and appropriate, including specific performance or injunctive relief.

31.8	If there is any dispute as to whether a dispute, controversy or claim is subject to arbitration, the Arbitral Tribunal shall have jurisdiction to decide the same.

31.9	The agreement to arbitrate under this clause 31 shall be specifically enforceable. Any Award rendered by the Arbitral Tribunal shall be in writing and shall be final and binding upon the parties, and may include an award of costs, including reasonable legal fees and disbursements, to the prevailing party. The parties undertake to carry out any Award without delay and waive their right to any form of recourse based on grounds other than those contained in the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards of 1958 insofar as such waiver can validly be made. Judgment upon any Award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant party or its assets and, to the maximum extent permitted by Law, the parties agree that any court of competent jurisdiction in which enforcement of the Award is sought shall have power to enforce the relief awarded by the Arbitral Tribunal, regardless of whether such relief is characterized as legal, equitable or otherwise.

31.10	Notwithstanding anything herein to the contrary, each of the parties hereto agrees that it will not bring, or permit any of its Affiliates to bring, any suit, action or other proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Lenders or any Affiliate thereof arising out of or relating to (x) the Credit Agreement, any of the transactions contemplated by the Credit Agreement or the performance of services thereunder or (y) this Agreement or any of the transactions contemplated hereby in any forum other than any New York State court or Federal court of the United States of America sitting in New York County, and any appellate court from any thereof, and each of the parties hereto agrees that the waiver of jury trial set forth in clause 31.11 shall be applicable to any such suit, action or other proceeding. The Lenders and their Affiliates are express third party beneficiaries of this clause 31.10.

31.11	Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts located in New York, New York for enforcing the parties’ agreement to arbitrate, enforcing any arbitration Award or obtaining or enforcing interim measures (including injunctive relief). THE PARTIES HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY IN ANY COURT OF COMPETENT JURISDICTION IN ANY MATTERS ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT AND THE TRANSACTION AGREEMENTS (INCLUDING ANY SUCH ACTION INVOLVING THE LENDERS UNDER THE CREDIT AGREEMENT) OR THE TRANSACTIONS CONTEMPLATED HEREBY. The Lenders and their Affiliates are express third-party beneficiaries of this clause 31.11.

32.	Agent for Service of Process

32.1	Without prejudice to any other permitted mode of service, each of the Parent and the Seller irrevocably agrees that service of any claim form, notice or other document for the purpose of clause 31 shall be duly served upon it if delivered personally or sent by pre-paid recorded delivery, special delivery or registered post to AerCap Inc., presently located in the United States at 100 NE Third Avenue, Suite 800, Fort Lauderdale, Florida 33301, or such other Person and address in New York, New York as the Parent or the Seller shall notify the Purchaser of in writing from time to time and the parties agree that failure by such appointed Person to notify their appointor of any such service shall not invalidate the proceedings concerned.

32.2	Without prejudice to any other permitted mode of service, each of AerCap and the Purchaser irrevocably agrees that service of any claim form, notice or other document for the purpose of clause 31 shall be duly served upon it if delivered personally or sent by pre-paid recorded delivery, special delivery or registered post to the address of Parent provided in clause 20 or such other Person and address in New York, New York as AerCap or the Purchaser shall notify the Seller of in writing from time to time and the parties agree that failure by such appointed Person to notify their appointor of any such service shall not invalidate the proceedings concerned.

33.	Miscellaneous

33.1	Without prejudice to any non-monetary rights or remedies available to it, AerCap and the Purchaser hereby irrevocably waive any right which it may have to claim damages (or other monetary rights or remedies) from the Seller for breach of any of the obligations, commitments, undertakings or warranties given by the Parent or the Seller under this Agreement. In consideration of AerCap and the Purchaser agreeing to such waiver and without prejudice to the other terms of this Agreement, the Parent agrees to be solely and exclusively responsible to AerCap and the Purchaser for any damages (or other monetary rights or remedies) for which the Seller would, but for such waiver, have been liable to AerCap, the Purchaser or any of their Affiliates under this Agreement.

33.2	The parties hereby agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Subject to clause 33.3, it is accordingly agreed by the parties hereby that, prior to any termination of this Agreement in accordance with its terms, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in accordance with clause 31, without proof of damages or otherwise (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which such party is entitled at law or in equity. The parties hereby agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the parties in accordance with their specific terms or were otherwise breached by the parties.

33.3	Notwithstanding anything in this Agreement to the contrary, it is acknowledged and agreed that the Parent and the Seller shall be entitled to seek specific performance of AerCap’s and the Purchaser’s obligation to consummate the Transaction only in the event that all of the Conditions with respect to the Completion have been satisfied or (if applicable) waived, or, with respect to those Conditions that by their nature are to be satisfied at the Completion, are capable of being satisfied at the Completion, the Debt Financing or Alternative Financing has been funded or will be funded at Completion and any waivers or amendments required to prevent a default or event of default under, or acceleration of, the Triggered Facilities that would arise out of the Reorganization shall have been obtained.

33.4	Notwithstanding anything in this Agreement to the contrary, the Parent and the Seller agree on their behalf and on behalf of their Affiliates that none of the Lenders shall have any liability or obligation to the Parent and the Seller and their respective Affiliates relating to this Agreement, the other Transaction Agreements or any of the transactions contemplated hereby (including the Debt Financing described in the Credit Agreement). The Lenders and their Affiliates are express third-party beneficiaries of this clause 33.4.

33.5	Each party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance (other than on the basis that such remedy is not available pursuant to the terms of this Agreement in respect of the particular instance in question) to prevent or restrain breaches of this Agreement by such party, and to specifically enforce the terms and provisions of this Agreement, to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this clause 33.5. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case when expressly available pursuant to the terms of this Agreement, shall not be required to provide any bond or other security in connection with such order or injunction.

33.6	To the extent any party hereto brings any action prior to the Completion to enforce specifically the performance of the terms and provisions of this Agreement when available to such party pursuant to the terms of this Agreement, the Long-Stop Date shall automatically be extended by (i) the amount of time during which such action is pending, plus five (5) Business Days, or (ii) such other time period established by the court presiding over such action.

34.	Adjustment of Purchase Price

The parties (and their successors and permitted assigns) shall treat any payment made under this Agreement by the Seller to the Purchaser as an adjustment to the Purchase Price payable pursuant to clause 2 and shall use reasonable best efforts to structure the satisfaction of any payment obligation hereunder so as to minimize the amount of Tax that may be required to be deducted or withheld therefrom or charged thereon.

35.	Guarantee

AerCap hereby irrevocably and unconditionally guarantees, and agrees to cause the Purchaser to satisfy, all obligations of the Purchaser under this Agreement, on the terms and subject to the conditions set forth in this Agreement.

IN WITNESS WHEREOF, each of the Parties has duly executed this Agreement as of the date and year set forth above.

AIG CAPITAL CORPORATION

By	/s/ William N. Dooley
Name	William N. Dooley
Title	E.V.P Investments

AMERICAN INTERNATIONAL GROUP, INC.

By	/s/ Robert H. Benmosche
Name	Robert H. Benmosche
Title	President and Chief Executive Officer

[Signature Page to Share Purchase Agreement]

AERCAP IRELAND LIMITED

By	/s/ Patrick Treacy

Name	Patrick Treacy
Title	Director

[Signature Page to Share Purchase Agreement]

AERCAP HOLDINGS N.V.

By	/s/ Aengus Kelly

Name	Aengus Kelly
Title	Director

[Signature Page to Share Purchase Agreement]

Schedule 1

Part A

Company Warranties

1.	Organization, Authority and Enforceability

1.1	The Parent and the Seller are corporations duly incorporated and validly existing under the Laws of the State of Delaware.

1.2	Each Company Group Member is duly incorporated or otherwise organized and validly existing under the Laws of its jurisdiction of organization and has the requisite power and authority to own its assets and properties and operate its business as now conducted. Each Company Group Member is duly qualified as a foreign corporation or other organization to do business, and is in good standing (where such concept is legally recognized in the applicable jurisdiction), in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification and good standing necessary, except for failures to so qualify or be in good standing that, individually or in the aggregate, would not have a Material Adverse Effect.

1.3	The Parent has made available to the Purchaser prior to the Signing Date true and complete copies of the certificate of incorporation, bylaws or similar constitutional documents of the Company and each Material Subsidiary.

1.4	Each of the Parent and the Seller has all requisite power to enter into, complete the transactions contemplated by, and carry out its obligations under, each of the Transaction Agreements to which it is a party.

1.5	This Agreement has been duly executed and delivered by the Parent and the Seller.

1.6	Assuming due authorization, execution and delivery by the other parties hereto, each of the Transaction Agreements to which the Parent or the Seller (as applicable) is a party constitutes, or upon execution and delivery thereof, will constitute, the legal, valid and binding obligation of the Parent or the Seller (as applicable), enforceable against the Parent or the Seller (as applicable) in accordance with its terms, subject to the Bankruptcy Exceptions.

1.7	The execution, delivery and performance by each of the Parent and the Seller of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by the Parent and the Seller (as applicable) of the transactions contemplated hereunder and thereunder, have been duly authorized by all necessary corporate and shareholder action on the part of the Parent and the Seller, and no further approval or authorization shall be required on the part of the Parent or the Seller.

1.8	The Company has provided the Purchaser with true and complete copies of (i) the organizational documents set forth on Schedule 1.8 of the Disclosure Letter, (ii) all principal Contracts relating to existing or planned Indebtedness for borrowed money over US$ 10 million and (iii) the following information for each Company Group Member owning Aircraft: (v) such Company Group Member’s jurisdiction of incorporation or establishment, jurisdiction of intended tax residence, organizational form, classification for U.S. Tax purposes and, to the extent such Company Group Member is a trust or partnership, its beneficial owner and trustee or general partner, as applicable; (w) a description of the Aircraft and Engines owned by such Company Group Member; (x) whether such Aircraft are subject to Encumbrances to secure the Indebtedness of the Company Group; (y) to the Seller’s knowledge, the jurisdiction in which such Aircraft are registered; and (z) to the Seller’s knowledge, the jurisdiction in which the applicable Lessee is incorporated.

2.	Capitalization and Ownership

2.1	The Disclosure Letter sets forth, as of the Signing Date, a true, correct and complete list of (i) the authorized capital of the Company and each Material Subsidiary, (ii) the number of shares (or other applicable units) of each class or series of capital stock (excluding the MAPS) of the Company and each Material Subsidiary that are issued and outstanding, together with the name of each holder thereof and (iii) the jurisdiction of organization of the Company and each Material Subsidiary.

2.2	All the outstanding shares (or other applicable units) or ownership interests of the Company and each other Company Group Member have been duly authorized and validly issued, are fully paid and non-assessable and were not issued in violation of any pre-emption or subscription rights.

2.3	The Shares represent 100% of the issued and outstanding shares (excluding the MAPS) of the Company and there are no other shares, other securities or warrants or convertible or exchangeable securities convertible into securities in the capital of the Company in issue; provided that the foregoing percentage shall be subject to pro rata dilution from certain agreed share and share-based awards to be issued to certain members of management and employees of the Company Group in connection with the Completion.

2.4	There are no options, calls, warrants or convertible or exchangeable securities, or conversion, pre-emption, subscription or other rights, or agreements, arrangements or commitments (other than Permitted Liens over the shares or ownership interests of any Company Group Member), in any such case, obligating or which may obligate any Company Group Member to issue, sell, purchase, return or redeem, or otherwise dispose of, transfer or acquire, any respective shares (or other applicable units) or ownership interests convertible into or exchangeable for any of their respective shares (or other applicable units). There are no capital appreciation rights, phantom share plans, securities with participation rights or features, or similar obligations and commitments of any other Company Group Member.

2.5	Except for the Transaction Agreements and restrictions imposed by applicable Laws or any Governmental Authority or except for trusts holding title to Aircraft, there are no voting trusts, shareholder agreements, proxies or other rights or agreements to which any Company Group Member is a party in effect with respect to the voting, transfer or dividend rights of the Shares or (other than Permitted Liens) of the shares (or other applicable units) or ownership interests of any Company Group Member.

2.6	There are no entities in which the Company directly or indirectly owns or controls any voting power or otherwise owns any equity interests, other than the Company Subsidiaries and other than positions taken in connection with ordinary course cash management activities.

2.7	Neither the Parent nor any Affiliate of the Parent owns or has any plan or intention to acquire (i) any interest in AerCap (other than the Stock Consideration or any interest in the Revolving Credit Facility) or (ii) any interest in any Company Group Member (other than the Shares, the Stock Consideration or any interest in the Revolving Credit Facility), in each case that would be classified as equity for U.S. federal Income Tax purposes and would (taken together with the Stock Consideration, and assuming that the Stock Consideration represents no more than 47% of the equity interests in AerCap for U.S. federal Income Tax purposes) result in stock owned by the Seller being attributed to AerCap for purposes of section 338(h)(3) of the US Tax Code.

3.	Ownership and Transfer of Shares

3.1	The Seller is the sole legal holder of record and beneficial owner of the Shares, free and clear of any Encumbrances.

3.2	The Seller has the power and authority to sell, transfer, assign and deliver the Shares as provided in this Agreement, and such delivery will convey to the Purchaser good and valid title to the Shares, free and clear of all Encumbrances and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of the Shares), other than restrictions on transfer imposed by applicable Law.

4.	No Conflicts

Provided the Governmental Approvals identified in Schedule 5 have been made or obtained, the execution and delivery by each of the Parent and the Seller (as applicable) of the Transaction Agreements to which it is a party, the performance by each of the Parent and the Seller (as applicable) of its obligations under the Transaction Agreements to which it is a party and the consummation by each of the Parent and the Seller (as applicable) of the transactions contemplated by the Transaction Agreements to which it is a party do not and will not: (i) violate or result in the breach of any provision of the organizational documents of the Seller, the Parent or any Company Group Member; (ii) conflict with or violate in any material respect any Law or Order of any Governmental Authority applicable to, or require any Governmental Approvals to be made or obtained by, the Parent, the Seller or any Company Group Member (except, in the case of Governmental Approvals, for the Governmental Approvals identified in

Schedule 5 and notices, filings, exemptions or reviews, consents or approvals the failure of which to make or obtain that would not, individually or in the aggregate, reasonably be expected to give rise to a material liability or to criminal liability); or (iii) conflict with or violate, result in any breach of, constitute a default (or event which, with the giving or notice or lapse of time, or both, would constitute a default) under, require any consent under or give to any Person any rights of termination, acceleration or cancellation of, or result in a loss of rights under, or result in the creation of any Encumbrance (other than Permitted Liens) on any of the assets or properties of any Company Group Member pursuant to, any Material Contract to which the Parent, the Seller or any Company Group Member is a party or by which any of them or any of their respective properties, assets or businesses is bound or subject, except, in the case of clause (ii) and clause (iii), for any such conflicts, violations, breaches, defaults, consents, terminations, accelerations, cancellations, losses, rights or creations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

5.	Financial Statements

The audited consolidated financial statements of the Company as of and for the years ended December 31, 2010, 2011 and 2012, and the notes thereto (the “Audited Financial Statements”), and the unaudited consolidated financial statements of the Company as of and for the quarterly periods ended March 31, 2013, June 30, 2013 and September 30, 2013, and the notes thereto (the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”), (i) have been prepared in accordance with (a) all applicable Laws and financial regulations of the relevant jurisdiction(s) in force at the time of their preparation and (b) GAAP, which has been consistently applied throughout the periods indicated therein, except as otherwise disclosed in the Financial Statements; and (ii) present fairly, in all material respects, the consolidated financial position of the Company as of the end of such financial periods and the consolidated results of operations and cash flows of the Company for each of the periods then ended, except that the Unaudited Financial Statements are subject to normal recurring year-end adjustments.

6.	Absence of Certain Changes

6.1	Since December 31, 2012 through the Signing Date, other than as disclosed in the Reports of any member of the Company Group filed or furnished to the SEC since December 31, 2012 through the Signing Date (excluding, in each case, any risk factor disclosures and other forward-looking statements), there has been no event, change, occurrence or development or state of facts which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect.

6.2	Since the Company Prospectus Date through the Signing Date, other than as disclosed in the Reports of any member of the Company Group filed or furnished to the SEC since the Company Prospectus Date through the Signing Date (excluding, in each case, any risk factor disclosures and other forward-looking statements), each Company Group Member has conducted its business in such a manner that the Seller’s and the Parent’s obligations under clause 8.1 would have been complied with as if this Agreement were in effect from the Company Prospectus Date.

7.	No Undisclosed Liabilities

No Company Group Member has any liabilities or obligations of any nature (absolute, accrued, contingent or otherwise) which are not properly disclosed or reserved against in the Financial Statements as of and for the period ended September 30, 2013 to the extent required to be so disclosed or so reserved against therein in accordance with GAAP, except for (A) liabilities that have arisen since September 30, 2013 in the ordinary and usual course of business and consistent with past practice and (B) liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

8.	Internal Control of Financial Reporting

The Company Group has devised and maintains systems of internal accounting and disclosure control procedures with respect to its businesses sufficient to provide reasonable assurances that: (a) material information relating to the Company, including its consolidated Subsidiaries, is made known to senior management of the Company by others within those entities and (b) the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. There are no significant deficiencies or material weaknesses in the design or the operation of the internal controls over financial reporting (as such term is defined in Rule 13a-15(f) under the Securities Exchange Act) of any of the Company Group Members which would reasonably be expected to adversely affect in any material respect the ability of the Company Group, taken as a whole, to record, process, summarize and report financial data and there is no, and there has not been any instances of, fraud that involves or involved management or other employees who have or had a significant role in such internal controls.

9.	Stock Lending

No Company Group Member is a party to any stock lending or similar agreements or similar arrangements or has any obligations or liabilities (whether or not contingent) under or in connection with any such agreements or arrangements. No Company Group Member has any obligations or liabilities (whether or not contingent) under or in connection with any stock lending agreements or arrangements which are no longer outstanding but under which obligations or liabilities (whether or not contingent) exist or may arise.

10.	Indebtedness

The Company Prospectus together with paragraph 10 of Schedule 1 of the Disclosure Letter describes all Indebtedness for borrowed money of each Company Group Member that has in excess of US$50 million outstanding.

11.	Disclosure

The draft prospectus that forms a part of the registration statement for ILFC Holdings Inc., filed on Form S-1 with the SEC on September 2, 2011, as amended by Amendment No. 8 to Form S-1 filed with the SEC on the Company Prospectus Date, as supplemented by the information indicated in paragraph 11 of Schedule 1 of the Disclosure Letter (the “Company Prospectus”), as of the Company Prospectus Date, does not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

12.	Brokers and Finders

No broker, finder or investment banker is entitled to any financial advisory, brokerage, finder’s or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of the Parent, the Seller, any Company Group Member or any of their respective Affiliates.

13.	Offering of Securities

Neither the Parent, the Seller, the Company nor any Person acting on their behalf has taken any action (including any offering of any securities of the Company under circumstances which would require the integration of such offering with the offering of any of the Shares under the Securities Act), which might subject the sale of any of the Shares to the Purchaser pursuant to this Agreement to the registration requirements of the Securities Act.

14.	Material Contracts

The Disclosure Letter contains a true and complete list of all Material Contracts as of the Signing Date, true and complete copies of which have been made available to the Purchaser. Each Material Contract is a valid and binding obligation of each of the Company Group Member(s) (as applicable) that is party thereto and, to the knowledge of the Parent, each other party to such Material Contract, except for such failures to be valid and binding as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Each such Material Contract is enforceable against the Company Group Member(s) that is party thereto and, to the knowledge of the Parent, as of the Company Prospectus Date, and, to the knowledge of the Parent without inquiry of each such other party, as of the Company Prospectus Date, each other party to such Material Contract in accordance with its terms (subject in each case to the Bankruptcy Exceptions), except for such failures to be enforceable as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. No Company Group Member or, to the knowledge of the Parent, as of the Signing Date, any other party to a Material Contract, is in material default or material breach of a Material Contract and, to the knowledge of the Parent, as of the Signing Date, there does not exist any event, condition or omission that would constitute such a default or breach (whether by lapse of time or notice or both), in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

15.	Affiliates

Each contract, agreement and other arrangement between any member of the Company Group, on the one hand, and the Parent or any of its Affiliates (excluding any member of the Company Group), on the other hand, in effect as of the Signing Date (each of the foregoing, a “Related Party Contract”) has been entered into, and contains terms and conditions that have been negotiated, on an arm’s-length basis. The Disclosure Letter contains a true and complete list of all Related Party Contracts as of the Signing Date (other than Related Party Contracts entered into on an arms-length basis for the provision of insurance), true and complete copies of which have been made available to the Purchaser prior to the Signing Date. No transactions, contracts, agreements, arrangements or understandings or a series of related transactions, contracts, agreements, arrangements or understandings exist between, among or involving any Company Group Member, on the one hand, and any current or former director, officer or employee of such Company Group Member in respect of any loans to such director, officer or employee or similar obligations.

16.	Compliance with Laws

Each Company Group Member has all material permits, licenses, franchises, authorizations, orders and approvals of, and has made all material filings, applications and registrations with, Governmental Authorities, that are required in order to permit it to own or lease its properties and assets and to carry on its business as presently conducted (the “Permits”), including all material licenses, certificates of authority, permits or other authorizations that are required to be obtained from any Governmental Authority in connection with the operation, ownership or transaction of an aircraft leasing business. To the knowledge of the Parent, all Permits are valid and in full force and effect. To the knowledge of the Parent, no Company Group Member is in default under or the subject of a proceeding for suspension or revocation of, and, to the knowledge of the Parent, no condition exists that with notice or lapse of time or both would constitute a default under, or basis for suspension or revocation of, any Permit. Each Company Group Member has complied in all respects and is not in default or violation of, and no Company Group Member is, to the knowledge of the Parent, under investigation with respect to or has been threatened to be charged with or given notice of any violation of, any applicable Law, other than such noncompliance, defaults or violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except for statutory or regulatory restrictions of general application or applicable to aircraft leasing companies generally, no Governmental Authority has placed any material restriction (other than Permitted Liens) on the business or properties of any Company Group Member that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. This paragraph 16 shall not apply with respect to Taxes.

17.	Reports

17.1	Since March 6, 2012, each Company Group Member has timely filed (subject to any permitted extension) all material reports, forms, certifications, registrations, documents, filings, statements and submissions, together with any exhibits, amendments and supplements thereto, that it was required to file with any Governmental Authority (but excluding the Company Prospectus and its predecessors, including any preliminary registration statements filed on Form S-1 and amendments thereto) (the foregoing, collectively, the “Reports”) and has paid all material fees and assessments due and payable in connection therewith. As of their respective dates of filing, (i) each of the Reports filed with the SEC and, to the knowledge of the Parent, each other Report complied in all material respects with all statutes and applicable rules and regulations of the applicable Governmental Authorities, (ii) each of the Reports filed with the SEC did not contain any untrue statement of material fact or omit to state any material fact required to be stated or incorporated by reference therein or necessary to make the statements therein in light of the circumstances under which they were made, not misleading, and (iii) to the knowledge of the Parent each of the other Reports was complete and accurate in all material respects. This paragraph 17 shall not apply with respect to Tax Returns.

17.2	All amendments, waivers or modifications to the Terminated SPA have been disclosed in one or more of the Reports. The Terminated SPA was terminated prior to the Signing Date in accordance with its terms.

18.	Litigation and Other Proceedings

As of the Signing Date, there are no legal proceedings (including any proceeding or, to the knowledge of the Parent, any investigation by or before any Governmental Authority) pending or, to the knowledge of the Parent, threatened in writing against any member of the Company Group or to which any of their respective assets are subject which would reasonably be expected to result in Losses in excess of US$50 million or any permanent injunction or other form of equitable relief which would or would reasonably be expected to have a Material Adverse Effect. No member of the Company Group is subject to, and none of its assets, properties or businesses is bound by, any Order in a Material Jurisdiction and, to the knowledge of the Parent, in any jurisdiction (other than a Material Jurisdiction), in each case which would reasonably be expected to result in Losses in excess of US$50 million or any permanent injunction or other form of equitable relief which would or would reasonably be expected to have a Material Adverse Effect. As of the Signing Date, there are no legal proceedings (including any investigation or proceeding by or before any Governmental Authority) pending or, to the knowledge of the Parent, threatened in writing against any member of the Company Group or to which any of their respective assets are subject questioning the legality of the transactions contemplated by any of the Transaction Agreements.

19.	Properties and Leases

19.1	No Company Group Member owns any real property.

19.2	Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company Group Members (as applicable) hold all leased real property (i) under valid and enforceable leases with no exceptions (other than Permitted Liens) that would interfere with the use made or to be made thereof by them and (ii) no Company Group Member or, to the knowledge of the Parent, any other party thereto, is in default or breach (whether by lapse of time or notice or both) under any such lease.

19.3	The assets, properties, and rights owned, leased, licensed or otherwise held by the Company Group constitute all of the material assets, properties and rights necessary to operate the Business conducted as of the date hereof. As at Completion, there will be no material assets, properties or rights that are necessary for the conduct of such Business that are owned, leased or otherwise held by the Parent or any of its Affiliates (other than the Company Group Members), other than services, assets and properties to be received by the Company Group or are expressly made available to the Company Group, in each case, pursuant to Article VI of the Shareholders’ Agreement.

20.	Insurance

All current property and liability insurance policies maintained by and covering any Company Group Member are in full force and effect (and all premiums due and payable thereon have been paid in full on a timely basis), and no written notice of cancellation, termination or revocation or other written notice that any such insurance policy is no longer in full force or effect or that the issuer of any such insurance policy is not willing or able to perform its obligations thereunder has been received by any Company Group Member, and no Company Group Member is in default of any provision thereof, except, in each case, that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. All certificates of insurance for (i) the insurance policies referred to in the preceding sentence and (ii) any insurance policies covering Aircraft (including any such policies maintained by third parties) in the Company’s possession have been made available to the Purchaser.

21.	Intellectual Property

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (1) each member of the Company Group owns or otherwise has the right to use, all intellectual property rights, including all trademarks, trade dress, service marks, company names and other source identifiers and goodwill associated therewith, domain names, patents, inventions, trade secrets, know-how, works of authorship and copyrights therein (“Proprietary Rights”), that are used in the conduct of their existing businesses and all rights relating to the plans, design and specifications of any of its facilities free and clear of all Encumbrances and any claims of ownership by current or former employees, contractors, designers or others except for any Permitted Liens and (2) to the knowledge of the Parent, no member of the Company Group is materially infringing, diluting, misappropriating or violating, nor has any member of the Company Group received within the last two years any written (or, to the knowledge of the Parent, oral) communications alleging that any of them has materially infringed, diluted, misappropriated or violated, any of the Proprietary Rights owned by any other Person. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of the Parent, no other Person is infringing, diluting, misappropriating or violating, nor has any member of the Company Group sent any written communications since January 1, 2011 alleging that any Person has infringed, diluted, misappropriated or violated, any of the Proprietary Rights owned by any Company Group Member.

22.	Aircraft, Lease Documents, Manufacturer Agreements and Aircraft Trading Agreements

22.1	Aircraft

(a)	Exhibit 1.1(a)(i) of the Disclosure Letter lists each aircraft and engine owned by any Company Group Member as of the Aircraft Disclosure Date (including through any trustee or Economic Interest Titleholder thereof), and Exhibit 1.1(a)(ii) of the Disclosure Letter lists each Economic Interest Aircraft as of the Aircraft Disclosure Date, in each case including the manufacturer, model and the manufacturer’s serial number of such aircraft or engine and, if applicable, the name of the Lessee thereof and identifies each such Aircraft or Engine which was on ground and/or not under the operational control of a Lessee as of the Aircraft Disclosure Date. As of the Aircraft Disclosure Date, a Company Group Member is either (x) the sole legal and beneficial owner of each Aircraft (other than each Economic Interest Aircraft) and Engine or (y) the beneficial owner of each Aircraft (other than each Economic Interest Aircraft) and legal title to such Aircraft is held by a trustee. As of the Aircraft Disclosure Date, a Company Group Member is the holder of a lessor’s interest in any Aircraft (other than Economic Interest Aircraft) or Engine which are, as of such date, on lease to a Lessee, under the applicable Lease Documents; which Aircraft or Engine and which interest under those Lease Documents are, in each case, free and clear of all Encumbrances, other than Permitted Liens. Each purchase or sale of an aircraft or aircraft engine by any Company Group Member after the Aircraft Disclosure Date until the Signing Date was (a) pursuant to a Letter of Intent or Contract, a true and complete copy of which has been made available to the Purchaser or (b) in compliance with clause 8.1 as if such clause was in effect as of the Aircraft Disclosure Date (provided that for purposes of subclause (b) of this paragraph 22.1(a) of Part A of Schedule 1 all references to “Signing Date” in clause 8.1 and Part A of Schedule 2 shall be deemed to be references to the “Aircraft Disclosure Date”).

(b)	No Economic Interest Aircraft is registered or required to be registered with the FAA.

22.2	Lease Documents

(a)	Parent and Seller have made available toPurchaser, as of the Lease Disclosure Date, true and complete copies of each Lease Document. As of the Lease Disclosure Date, there were no other material agreements between any Lessee and any Company Group Member concerning any Aircraft that is the subject of the Lease Documents that has not been made available to the Purchaser. Each aircraft or aircraft engine lease or other agreements related thereto entered into by any Company Group Member after the Lease Disclosure Date through the Signing Date was entered into in compliance with clause 8.1 as if such clause was in effect as of the Lease Disclosure Date (provided that for purposes of this sentence of this paragraph 22.2(a) of Part A of Schedule 1 all references to “Signing Date” in clause 8.1 and Part A of Schedule 2 shall be deemed to be references to the “Lease Disclosure Date”). Each Lease Document is a valid and binding obligation of each Company Group Member that is party thereto and, to the knowledge of the Parent as of the Lease Disclosure Date each other party to such Lease Document, except for such failures to be valid and binding as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Each Lease Document is enforceable against each Company Group Member that is party thereto and, to the knowledge of the Parent, as of the Lease Disclosure Date, each other party to such Lease Document in accordance with its terms (subject in each case to the Bankruptcy Exceptions), except for such failures to be enforceable as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. No Company Group Member or, to the knowledge of the Parent as of the Lease Disclosure Date, any other party to a Lease Document, (i) is in default or breach of any provision of any Lease Document (including the relevant Lessee’s obligations therein with respect to payment of rentals) and, to the knowledge of the Parent, as of the Lease Disclosure Date, there does not exist any event, condition or omission that would constitute such a default or breach (whether by lapse of time or notice or both), in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, or (ii) has the right (which is exercisable) to, or, to the knowledge of the Parent, has provided notice of any intent to, cancel or terminate, except for such cancelations or terminations as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. As of the Lease Disclosure Date, no Company Group Member has received any notice from a Lessee of its exercise of an existing option to purchase any Aircraft or Engine under the applicable Lease Documents. To the knowledge of the Parent, as of the Lease Disclosure Date, no Company Group Member has received notice under any Lease of any Event of Loss (as such term or any comparable term thereto is defined in the Lease) with respect to a total loss of any airframe of an any Aircraft.

(b)	The information set forth in Paragraph 22.2(b) of Schedule 1 of the Disclosure Letter is true and correct in all material respects.

(c)	Paragraph 22.2(c) of Schedule 1 of the Disclosure Letter lists, as of the Lease Disclosure Date (i) all failures by Lessees to make any basic rental cash payment or, to the knowledge of the Parent based on the most recent utilization report received from each Lessee, any cash maintenance rent payment, in each case required under a Lease Document that remains unpaid for more than (x) thirty (30) days and (y) sixty (60) days, in each case, after its respective due date, (ii) all notices of termination, in each case delivered by any Company Group Member to any Lessees in the last sixty (60) days, and (iii) all Aircraft which is subject to a Lease due to expire within twelve (12) months of the date hereof that is not subject to a lease that is scheduled to commence within the same month as, or the month immediately following, the expiration of the current Lease.

22.3	The Company Prospectus and Schedule 22.3 of the Disclosure Letter contain a true and complete list, as of the Manufacturer Agreement Disclosure Date, of (x) each Manufacturer Agreement and (y) each Letter of Intent which contemplates the entry into a Manufacturer Agreement, and true and complete copies of each such Manufacturer Agreement and Letters of Intent have been made available to Purchaser. Each Manufacturer Agreement is a valid and binding obligation of each Company Group Member that is party thereto and, to the knowledge of the Parent, as of the day prior to the Signing Date each other party to such Manufacturer Agreement, except for such failures to be valid and binding as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Each such Manufacturer Agreement is enforceable against each Company Group Member that is party thereto and, to the knowledge of the Parent, as of the day prior to the Signing Date, each other party to such Manufacturer Agreement in accordance with its terms (subject in each case to the Bankruptcy Exceptions), except for such failures to be enforceable as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. No Company Group Member or, to the knowledge of the Parent, as of the day prior to the Signing Date, any other party to a Manufacturer Agreement, (i) is in material default or material breach of a Manufacturer Agreement and, to the knowledge of the Parent, as of the Signing Date, there does not exist any event, condition or omission that would constitute such a material default or material breach (whether by lapse of time or notice or both), in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect or (ii) has the right (which is exercisable) to, or, to the knowledge of the Parent, has provided notice of any intent to, cancel or terminate, except for such cancelations or terminations as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. The Company Prospectus and the Disclosure Letter set forth, all purchase orders and other commitments made by each Company Group Member to purchase aircraft from original equipment manufacturers that are outstanding as of the Manufacturer Agreement Disclosure Date. The Company Prospectus and the Disclosure Letter identify whether any material Manufacturer Agreement contains (i) change of control, cross default or event of default provisions that would reasonably be expected to be triggered by the transactions contemplated by the Transaction Agreements, (ii) covenants purporting to restrict materially the ability of any Company Group Member or its Affiliates to engage in any line of the Business in any geographical area or otherwise purporting to restrict their ability to sell or lease Aircraft or aircraft assets other than as required by applicable Law or pursuant to legal compliance policies of the relevant counterparty or (iii) terms or conditions that permit the termination of such Manufacturer Agreement or the rescheduling of deliveries of aircraft thereunder based on the financial condition of the Company Group, other than terms or conditions relating to bankruptcy, insolvency and failure to pay as required thereunder. The Parent and Seller hereby warrant to AerCap and Purchaser as set forth in Schedules 22.3(A) and 22.3(B) of the Disclosure Letter.

22.4	The Company Prospectus and the Disclosure Letter contain a true and complete list, as of the Aircraft Trading Agreement Disclosure Date, of (x) each Aircraft Trading Agreement and (y) each Letter of Intent which contemplates the entry into an Aircraft Trading Agreement, in each case, where the delivery of any aircraft thereunder has not yet occurred. True and complete copies of each such Aircraft Trading Agreement and Letter of Intent have been made available to the Purchaser. Each Aircraft Trading Agreement entered into after the Aircraft Trading Agreement Disclosure Date until the Signing Date was entered into (a) pursuant to a Letter of Intent listed in the Disclosure Letter, a true and complete copy of which has been made available to Purchaser, or (b) in compliance with clause 8.1 as if such clause was in effect as of the Aircraft Trading Agreement Disclosure Date (provided that for purposes of this paragraph 22.4 of Part A of Schedule 1 all references to “Signing Date” in subclause (b) of clause 8.1 and Part A of Schedule 2 shall be deemed to be references to the “Aircraft Trading Agreement Disclosure Date”). Each Aircraft Trading Agreement is a valid and binding obligation of each Company Group Member that is party thereto and, to the knowledge of the Parent, each other party to such Aircraft Trading Agreement, except for such failures to be valid and binding as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Each such Aircraft Trading Agreement is enforceable against each Company Group Member that is party thereto and, to the knowledge of the Parent, as of the Aircraft Trading Agreement Disclosure Date, each other party to such Aircraft Trading Agreement in accordance with its terms (subject in each case to the Bankruptcy Exceptions), except for such failures to be enforceable as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. No Company Group Member or, to the knowledge of the Parent, as of the Aircraft Trading Agreement Disclosure Date, any other party to an Aircraft Trading Agreement, (i) is in material default or material breach of an Aircraft Trading Agreement and, to the knowledge of the Parent, as of the Aircraft Trading Agreement Disclosure Date, there does not exist any event, condition or omission that would constitute such a material default or material breach (whether by lapse of time or notice or both), in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect or (ii) has the right (which is exercisable) to, or, to the knowledge of the Parent, has provided notice of any intent to, cancel or terminate, except for such cancelations or terminations as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

23.	Employee Benefit Matters

23.1

The Disclosure Letter contains a true and complete list as of the date hereof of each Company Benefit Plan. With respect to each Company Benefit Plan, the Seller has made available to the Purchaser prior to the Signing Date true, correct and complete copies, to the extent applicable, of (A) the most recent plan document and any related trust documents and the most recent summary plan description; (B) the most recent financial statements; (C) the most recent IRS determination letter or request for such determination letter, as applicable; (D) any material associated administrative agreements; (E) insurance policies covering any such Company Benefit Plans; and (F) for the most recent plan year for which the deadline for filing such form has expired, the IRS Form 5500. True and complete copies of each form of employment, deferred compensation or other similar agreement with any current or former director, officer or management employee of any Company Group Member have been made available to the Purchaser prior to the Signing Date as well as any such agreement the terms of which are materially different from such form.

23.2	No Company Employee participates in a Benefit Plan that is not a Company Benefit Plan.

23.3	Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect:

(a)	each Company Benefit Plan has been operated and administered (including with respect to any applicable funding and registration requirements in the case of any pension fund) in compliance with its terms and with applicable Law, including ERISA and the U.S. Tax Code;

(b)	no Company Group Member, has engaged in a transaction with respect to any Company Benefit Plan that, assuming the taxable period of such transaction expired on December 16, 2010 would reasonably be expected to subject any Company Group Member or any Company Benefit Plan to any Tax or penalty under applicable Law;

(c)	all contributions required to be made by any Company Group Member (as applicable) under the terms of any Company Benefit Plan have been timely made when due and are appropriately reflected in all respects in the Financial Statements; and

(d)	each Company Benefit Plan that is intended to be qualified under Section 401(a) of the U.S. Tax Code has received a favorable determination letter from the Internal Revenue Service (the “IRS”) and, to the knowledge of the Parent, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Company Benefit Plan.

23.4	No Company Group Member has any obligations for retiree welfare benefits other than (A) benefits mandated by applicable Law or (B) coverage that continues during an applicable severance period.

23.5	No Company Benefit Plan is subject to Title I or Title IV of ERISA, and no Company Employee participates in, or is eligible for, any Parent Benefit Plan that is subject to Title IV of ERISA or is a defined benefit pension plan. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Parent nor any of its ERISA Affiliates has incurred any liability under Title IV of ERISA or otherwise arising in connection with the termination of or complete or partial withdrawal from any plan covered or previously covered by Title IV of ERISA or that is or was a defined benefit pension plan that is or could become, after the Completion Date, an obligation of any Company Group Member.

23.6	There is no contract, plan or arrangement (written or otherwise) covering any Company Employee or former employee of any Company Group Member that, individually or collectively, gives rise to the payment of any amount or the provision of any benefit as a result of the transactions contemplated hereby (whether alone or in combination with any other event) that would not be deductible pursuant to the terms of Section 280G or 162(m) of the U.S. Tax Code.

23.7	Except as required by applicable Law, no director, Company Employee or individual or former director, employee or individual consultant of any Company Group Member will become entitled to any bonus, retirements, severance or similar benefit or enhanced benefit (including acceleration of vesting or exercise of an incentive award) as a result of the transactions contemplated hereby (whether alone or in combination with any other event).

23.8	Except as required by applicable Law, no Company Group Member is a party to or bound by any collective bargaining agreement. There is no labor strike, labor dispute, or work stoppage or lockout pending or, to the knowledge of the Parent, threatened in writing against or affecting any Company Group Member. To the knowledge of the Parent, (A) no union organization campaign is in progress with respect to any Company Employees, (B) there is no material unfair labor practice charge, arbitration or complaint pending against any Company Group Member, and (C) except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Company Group Member is in compliance with all applicable Laws relating to the proper classification of employees as exempt or nonexempt from overtime pay requirements, the provision of required meal and rest breaks, the proper classification of individuals as contractors or employees, and the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar state or local plant closing or mass layoff statute, rule or regulation.

24.	Environmental Matters

24.1	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since October 7, 2011 and, to the knowledge of the Parent, on or prior thereto:

(a)

no Company Group Member has owned, leased or otherwise operated, or has formerly owned, leased or otherwise operated, any property at which any substance listed, defined, designated, classified or regulated under any Laws relating to pollution or to the protection of human health, safety, natural resources or the environment, including Laws relating to the use, treatment, disposal, storage, management, handling, manufacture, generation, processing, recycling, distribution, transport, release or threatened release of or exposure to harmful or deleterious substances (collectively, “Environmental Laws”) as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous, or any other term of similar import under any Environmental Law, including for the avoidance of doubt petroleum, petroleum products and by-products, asbestos and asbestos-containing materials, and radon and other radioactive substances (“Hazardous Materials”) is present in a condition or under circumstances that would reasonably be expected to result in any liability or obligation of any Company Group Member or interfere in any material respect with any of their operations;

(b)	no Company Group Member has released or arranged for the storage, transportation, treatment or disposal of any Hazardous Materials at any location in a manner or under circumstances that would reasonably be expected to result in any liability to any Company Group Member or to interfere in any respect with any of their operations; and

(c)	no Company Group Member has assumed or retained, by contract or operation of law, any liability under any Environmental Law that would reasonably be expected to affect any Company Group Member.

24.2	The Parent has made available to the Purchaser copies of the material reports of all environmental reviews, site assessments, compliance audits, investigations and documents containing information concerning compliance with or liability under or potential business impacts of any Environmental Laws, which compliance, liability or impacts relate to any Company Group Member or its business, to the extent such report or other document is in the Parent’s or the Seller’s possession or control and prepared after October 7, 2011, and all other such reports or documents of which the Parent is aware that were prepared on or prior thereto.

25.	The Accounts and Tax

25.1	Each Company Group Member has timely filed all material federal Income Tax Returns and all other material Tax Returns required to be filed by it, subject to permitted extensions, and has timely paid all material Taxes due and payable by it (whether or not shown as due on such returns) or, where payment is not yet due, has made adequate provision for all Taxes on the Financial Statements in accordance with GAAP. All such Tax Returns are true, accurate and complete in all material respects. “Tax” or “Taxes” means (A) any federal, state, local or foreign income, gross receipts, property, sales, use, VAT, license, excise, franchise, employment, payroll, withholding, alternative or add on minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, levy, impost or other like assessment or charge, together with any interest, charge or penalty with respect thereto, imposed by any Tax Authority and (B) any liability of a Person for the payment of any amount of the type described in clause (A) as a result of such Person being or having been before Completion a member of an affiliated, consolidated, combined, controlled or unitary group, or a party to any agreement or arrangement, as a result of which liability of such Person to a Tax Authority is determined or taken into account with reference to the activities of any other individual, corporation, partnership, limited liability company, association, trust or other entity or organization.

25.2	(A) The charges, accruals and reserves for Taxes with respect to each Company Group Member reflected on the books of such Company Group Member (including any provision for deferred Income Taxes reflecting either differences between the treatment of items for accounting and Income Tax purposes or carryforwards) are adequate to cover any material Tax liabilities accruing through the end of the last period for which each Company Group Member ordinarily record items on their respective books; and (B) all information set forth in the Financial Statements (including the notes thereto) relating to material Tax matters is true, accurate and complete in all material respects.

25.3

(A) All material Income Tax Returns filed with respect to Tax years of each Company Group Member through the Tax year ended December 31, 2000 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired; (B) no Company Group Member is delinquent in the payment of any material Income Tax due and payable by them (whether or not shown due on a Tax Return) or has requested any extension of time within which to file any material Income Tax Return and has not yet filed such Tax Return; (C) no Company Group Member has been granted any extension or waiver of the statute of limitations period applicable to any material Income Tax Return, which period (after giving effect to such extension or waiver) has not yet expired; (D) there is no claim, audit, action, suit, proceeding, or investigation now pending or threatened against or with respect to any Company Group Member in respect of any material Tax; (E) there are no requests for rulings or determinations in respect of any material Tax pending between any Company Group Member and any Tax Authority; (F) no Company Group Member will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Completion Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Completion Date, (ii) “closing agreement” as described in Section 7121 of the U.S. Tax Code (or any corresponding or similar provision of state, local, or foreign Income Tax Law) executed on or prior to the Completion Date, (iii) installment sale made on or prior to the Completion Date or (iv) election under Section 108(i) of the U.S. Tax Code; (G) there are no Tax Liens upon any of the assets or properties of any Company Group Member, other than with respect to Taxes not yet due and payable or for which adequate reserves have been made on the Financial Statements in accordance with GAAP; (H) no written claim has been made by any Tax Authority in a jurisdiction where any Company Group Member does not file Tax Returns that any such Company Group Member is or may be subject to taxation by that jurisdiction; (I) no Company Group Member is or has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(c) within the past seven years; (J) the Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the U.S. Tax Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the U.S. Tax Code; (K) no Company Group Member has been either a “distributing corporation” or a “controlled corporation” in a distribution, within the five years preceding the Completion Date, in which the parties to such distribution treated the distribution as one to which Section 355 of the U.S. Tax Code is applicable; (L) each Company Group Member has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party for all periods under all applicable Laws; (M) no Company Group Member since August 31, 1990 has been a member of an affiliated group of corporations that filed Tax Returns on a combined, consolidated, controlled or unitary basis for which the common parent is a Person other than a member of the Retained Group; (N) no Company Group Member is a party to or bound by any Tax allocation or sharing Agreement, other than any Tax allocation or sharing agreement with a member of the Retained Group, or commercial agreements entered into in the ordinary course of business (including, without limitation, leases, employment contracts, other agreements relating to the acquisition of goods or services or loan agreements for borrowed money); (O) no Company Group Member is resident for Tax purposes or has a permanent establishment in any jurisdiction other than the one in which it is incorporated or otherwise organized or in which it has filed a Tax Return; and (P) no Company Group Member has knowledge of any existing liability (either on a primary or secondary basis) in respect of any material withholding Taxes imposed on any payment under any Lease or Lease Document.

26.	Operations

During the period from the Company Prospectus Date through and including the Signing Date, other than as disclosed in the Reports of any member of the Company Group filed or furnished to the SEC since the Company Prospectus Date (excluding, in each case, any risk factor disclosures and other forward-looking statements), the Company conducted its business in the ordinary course and did not engage in any of the actions described in Part A of Schedule 2; provided that for the purposes of this paragraph 26 all references to “Signing Date” in Part A of Schedule 2 shall be deemed to be references to “Company Prospectus Date.”

27.	No Other Warranties

The Parent and the Seller further acknowledge and agree that (i) the only representations, warranties, covenants and agreements made by AerCap, the Purchaser, any of their Affiliates or Representatives or any other Person are the representations, warranties, covenants and agreements made in this Agreement and (ii) except for the Purchaser Warranties, none of AerCap, the Purchaser or their Affiliates or Representatives makes any representation or warranty of any kind oral or written, express or implied, or nature whatsoever, oral or written, express or implied, with respect to AerCap, the Purchaser, the AerCap Subsidiaries, the business of AerCap, the Purchaser and the AerCap Subsidiaries, the Transaction Agreements or the transactions contemplated by the Transaction Agreements, including any representation or warranty relating to the financial condition, operations, assets or liabilities, the probable success or profitability of any of the foregoing entities. Except for the Purchaser Warranties, the Parent and the Seller have not relied upon any other representations or warranties or any other information made or supplied by or on behalf of AerCap, the Purchaser or any of their Affiliates or Representatives, and the Parent and the Seller acknowledge and agree that, absent actual fraud, none of AerCap, the Purchaser, their Affiliates or their Representatives has any liability or responsibility for any other representation, warranty, opinion, projection, forecast, advice, statement or information made, communicated or furnished (orally or in writing) to the Parent or the Seller or their respective Affiliates or Representatives (including any opinion, projection, forecast, advice, statement or information that may have been or may be provided to the Parent and the Seller by any Representative of AerCap, the Purchaser or any of their Affiliates), and the Parent and the Seller acknowledge, agree with and affirm the statements made in this paragraph 27.

Part B

AerCap Warranties

1.	Organization, Authority and Enforceability

1.1	AerCap is validly existing and is a company duly incorporated under the Laws of the Netherlands and the Purchaser is validly existing and is a company duly incorporated under the Laws of Ireland.

1.2	Each Purchaser Group Member is duly incorporated or otherwise organized and validly existing under the Laws of its jurisdiction of organization and has the requisite power and authority to own its assets and properties and operate its business as now conducted. Each Purchaser Group Member is duly qualified as a foreign corporation or other organization to do business, and is in good standing (where such concept is legally recognized in the applicable jurisdiction), in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification and good standing necessary, except for failures to so qualify or be in good standing that, individually or in the aggregate, would not have a Purchaser Material Adverse Effect.

1.3	AerCap has made available to the Parent prior to the Signing Date true and complete copies of the articles of association or similar constitutional documents of AerCap and each Purchaser Material Subsidiary.

1.4	Each of AerCap and the Purchaser has all requisite power to enter into, complete the transactions contemplated by, and carry out its obligations under, each of the Transaction Agreements to which it is a party.

1.5	This Agreement has been duly executed and delivered by AerCap and the Purchaser.

1.6	Assuming due authorization, execution and delivery by the other parties hereto, each of the Transaction Agreements to which AerCap or the Purchaser (as applicable) is a party constitutes, or upon execution and delivery thereof, will constitute, the legal, valid and binding obligation of AerCap or the Purchaser (as applicable), enforceable against AerCap or the Purchaser (as applicable) in accordance with its terms, subject to the Bankruptcy Exceptions.

1.7	The execution, delivery and performance by each of AerCap and the Purchaser of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by AerCap and the Purchaser (as applicable) of the transactions contemplated hereunder and thereunder, have been duly authorized by all necessary corporate and shareholder action on the part of AerCap and the Purchaser, subject to the receipt of the AerCap Shareholder Approval, and no further approval or authorization shall be required on the part of AerCap or the Purchaser.

2.	Capitalization

2.1	The Purchaser Disclosure Letter sets forth, as of the Signing Date, a true, correct and complete list of (i) the authorized capital of AerCap and each Purchaser Material Subsidiary, (ii) the number of shares (or other applicable units) of each class or series of capital stock of AerCap and each Purchaser Material Subsidiary that are issued and outstanding, together with the name of each holder thereof and (iii) the jurisdiction of organization of each Purchaser Material Subsidiary.

2.2	All the outstanding shares (or other applicable units) or ownership interests of AerCap and each other Purchaser Group Member have been, and the Stock Consideration will be, duly authorized and validly issued, are, and in the case of the Stock Consideration, will be, fully paid and non-assessable and were not, and in the case of the Stock Consideration, will not be, issued in violation of any pre-emption or subscription rights.

2.3	There are no options, calls, warrants or convertible or exchangeable securities, or conversion, pre-emption, subscription, registration or other rights, or agreements, arrangements or commitments (other than Purchaser Permitted Liens over the shares or ownership interests of any Purchaser Group Member), in any such case, obligating or which may obligate any Purchaser Group Member to issue, sell, purchase, register, return or redeem, or otherwise dispose of, transfer or acquire, any respective shares (or other applicable units) or ownership interests convertible into or exchangeable for any of their respective shares (or other applicable units). There are no capital appreciation rights, phantom share plans, securities with participation rights or features, or similar obligations and commitments of any other Purchaser Group Member.

2.4	Except for the Transaction Agreements and restrictions imposed by applicable Laws or any Governmental Authority or except for trusts holding title to AerCap Aircraft, there are no voting trusts, shareholder agreements, proxies or other rights or agreements to which any Purchaser Group Member is a party in effect with respect to the voting, transfer or dividend rights of the AerCap Ordinary Shares or (other than Purchaser Permitted Liens) of the shares (or other applicable units) or ownership interests of any Purchaser Group Member.

2.5	There are no entities in which AerCap directly or indirectly owns or controls any voting power or otherwise owns any equity interests, other than AerCap Subsidiaries and other than positions taken in connection with ordinary course cash management activities.

3.	Ownership and Transfer of Shares

AerCap has the power and authority to issue and deliver the Stock Consideration as provided in this Agreement, and such delivery will convey to the Seller good and valid title to the Stock Consideration, free and clear of all Encumbrances and any other limitation or restriction, other than restrictions on transfer imposed by applicable Law.

4.	No Conflicts

Provided the Governmental Approvals identified in Schedule 6 have been made or obtained and the AerCap Shareholder Approval has been obtained, the execution and delivery by each of AerCap and the Purchaser (as applicable) of the Transaction Agreements to which it is a party, the performance by each of AerCap and the Purchaser (as applicable) of its obligations under the Transaction Agreements to which it is a party and the consummation by each of AerCap and the Purchaser (as applicable) of the transactions contemplated by the Transaction Agreements to which it is a party do not and will not: (i) violate or result in the breach of any provision of the organizational documents of AerCap, the Purchaser or any Purchaser Group Member; (ii) conflict with or violate in any material respect any Law or Order of any Governmental Authority applicable to, or require any Governmental Approvals to be made or obtained by, AerCap, the Purchaser or any Purchaser Group Member (except, in the case of Governmental Approvals, for the Governmental Approvals identified in Schedule 6 and notices, filings, exemptions or reviews, consents or approvals the failure of which to make or obtain that would not, individually or in the aggregate, reasonably be expected to give rise to a material liability or to criminal liability); or (iii) conflict with or violate, result in any breach of, constitute a default (or event which, with the giving or notice or lapse of time, or both, would constitute a default) under, require any consent under or give to any Person any rights of termination, acceleration or cancellation of, or result in a loss of rights under, or result in the creation of any Encumbrance (other than Purchaser Permitted Liens) on any of the assets or properties of any Purchaser Group Member pursuant to, any AerCap Material Contract to which AerCap, the Purchaser or any Purchaser Group Member is a party or by which any of them or any of their respective properties, assets or businesses is bound or subject, except, in the case of clause (ii) and clause (iii), for any such conflicts, violations, breaches, defaults, consents, terminations, accelerations, cancellations, losses, rights or creations that, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.

5.	Financial Statements

The audited consolidated financial statements of AerCap as of and for the years ended December 31, 2010, 2011 and 2012, and the notes thereto (the “AerCap Audited Financial Statements”), and the unaudited consolidated financial statements of AerCap as of and for the quarterly periods ended March 31, 2013, June 30, 2013 and September 30, 2013, and the notes thereto (the “AerCap Unaudited Financial Statements” and, together with the AerCap Audited Financial Statements, the “AerCap Financial Statements”) (i) have been prepared in accordance with (a) all applicable Laws and financial regulations of the relevant jurisdiction(s) in force at the time of their preparation and (b) GAAP, which has been consistently applied throughout the periods indicated therein, except as otherwise disclosed in the AerCap Financial Statements; and (ii) present fairly, in all material respects, the consolidated financial position of AerCap as of the end of such financial periods and the consolidated results of operations and cash flows of AerCap for each of the periods then ended, except that the AerCap Unaudited Financial Statements are subject to normal recurring year-end adjustments.

6.	Absence of Certain Changes

6.1	Since December 31, 2012 through the Signing Date, other than as disclosed in the AerCap Reports of any member of the Purchaser Group filed or furnished to the SEC since December 31, 2012 through the Signing Date (excluding, in each case, any risk factor disclosures and other forward-looking statements), there has been no event, change, occurrence or development or state of facts which, individually or in the aggregate, has had, or would reasonably be expected to have, a Purchaser Material Adverse Effect.

6.2	Since September 30, 2013 through the Signing Date, other than as disclosed in the AerCap Reports of any member of the Purchaser Group filed or furnished to the SEC since September 30, 2013 through the Signing Date (excluding, in each case, any risk factor disclosures and other forward-looking statements), each Purchaser Group Member has conducted its business in such a manner that AerCap’s and the Purchaser’s obligations under clause 8.4 would have been complied with as if this Agreement were in effect from September 30, 2013.

7.	No Undisclosed Liabilities

No Purchaser Group Member has any liabilities or obligations of any nature (absolute, accrued, contingent or otherwise) which are not properly disclosed or reserved against in the AerCap Financial Statements as of and for the period ended September 30, 2013 to the extent required to be so disclosed or so reserved against therein in accordance with GAAP, except for (A) liabilities that have arisen since September 30, 2013 in the ordinary and usual course of business and consistent with past practice and (B) liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

8.	Internal Control of Financial Reporting

The Purchaser Group has devised and maintains systems of internal accounting and disclosure control procedures with respect to its businesses sufficient to provide reasonable assurances that: (a) material information relating to AerCap, including its consolidated Subsidiaries, is made known to senior management of AerCap by others within those entities and (b) the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. There are no significant deficiencies or material weaknesses in the design or the operation of the internal controls over financial reporting (as such term is defined in Rule 13a-15(f) under the Securities Exchange Act) of any of the Purchaser Group Members which would reasonably be expected to adversely affect in any material respect the ability of the Purchaser Group, taken as a whole, to record, process, summarize and report financial data and there is no, and there has not been any instances of, fraud that involves or involved management or other employees who have or had a significant role in such internal controls.

9.	Stock Lending

No Purchaser Group Member is a party to any stock lending or similar agreements or similar arrangements or has any obligations or liabilities (whether or not contingent) under or in connection with any such agreements or arrangements. No Purchaser Group Member has any obligations or liabilities (whether or not contingent) under or in connection with any stock lending agreements or arrangements which are no longer outstanding but under which obligations or liabilities (whether or not contingent) exist or may arise.

10.	Indebtedness

The AerCap Reports together with paragraph 10 of Schedule 1 of the Purchaser Disclosure Letter describes all Indebtedness for borrowed money of each Purchaser Group Member that has in excess of US$50 million outstanding.

11.	Brokers and Finders

No broker, finder or investment banker is entitled to any financial advisory, brokerage, finder’s or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of AerCap, the Purchaser, any Purchaser Group Member or any of their respective Affiliates.

12.	Material Contracts

The Purchaser Disclosure Letter contains a true and complete list of all AerCap Material Contracts as of the Signing Date, true and complete copies of which have been made available to the Parent. Each AerCap Material Contract is a valid and binding obligation of each of the Purchaser Group Member(s) (as applicable) that is party thereto and, to the knowledge of AerCap, each other party to such AerCap Material Contract, except for such failures to be valid and binding as, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect. Each such AerCap Material Contract is enforceable against the Purchaser Group Member(s) that is party thereto and, to the knowledge of AerCap, as of September 30, 2013, and, to the knowledge of AerCap without inquiry of each such other party, as of September 30, 2013, each other party to such AerCap Material Contract in accordance with its terms (subject in each case to the Bankruptcy Exceptions), except for such failures to be enforceable as, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect. No Purchaser Group Member or, to the knowledge of AerCap, as of the Signing Date, any other party to an AerCap Material Contract, is in material default or material breach of an AerCap Material Contract and, to the knowledge of AerCap, as of the Signing Date, there does not exist any event, condition or omission that would constitute such a default or breach (whether by lapse of time or notice or both), in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.

13.	Affiliates

No transactions, contracts, agreements, arrangements or understandings or a series of related transactions, contracts, agreements, arrangements or understandings exist between, among or involving any Purchaser Group Member, on the one hand, and any current or former director, officer or employee of such Purchaser Group Member in respect of any loans to such director, officer or employee or similar obligations.

14.	Compliance with Laws

Each Purchaser Group Member has all material permits, licenses, franchises, authorizations, orders and approvals of, and has made all material filings, applications and registrations with, Governmental Authorities, that are required in order to permit it to own or lease its properties and assets and to carry on its business as presently conducted (the “AerCap Permits”), including all material licenses, certificates of authority, permits or other authorizations that are required to be obtained from any Governmental Authority in connection with the operation, ownership or transaction of an aircraft leasing business. To the knowledge of AerCap, all AerCap Permits are valid and in full force and effect. To the knowledge of AerCap, no Purchaser Group Member is in default under or the subject of a proceeding for suspension or revocation of, and, to the knowledge of AerCap, no condition exists that with notice or lapse of time or both would constitute a default under, or basis for suspension or revocation of, any AerCap Permit. Each Purchaser Group Member has complied in all respects and is not in default or violation of, and no Purchaser Group Member is, to the knowledge of AerCap, under investigation with respect to or has been threatened to be charged with or given notice of any violation of, any applicable Law, other than such noncompliance, defaults or violations that would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect. Except for statutory or regulatory restrictions of general application or applicable to aircraft leasing companies generally, no Governmental Authority has placed any material restriction (other than AerCap Permitted Liens) on the business or properties of any Purchaser Group Member that would, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect. This paragraph 14 shall not apply with respect to Taxes.

15.	Reports

Since March 6, 2012, each Purchaser Group Member has timely filed (subject to any permitted extension) all material reports, forms, certifications, registrations, documents, filings, statements and submissions, together with any exhibits, amendments and supplements thereto, that it was required to file with any Governmental Authority (the foregoing, collectively, the “AerCap Reports”) and has paid all material fees and assessments due and payable in connection therewith. As of their respective dates of filing, (i) each of the AerCap Reports filed with the SEC and, to the knowledge of AerCap, each other AerCap Report complied in all material respects with all statutes and applicable rules and regulations of the applicable Governmental Authorities, (ii) each of the AerCap Reports filed with the SEC did not contain any untrue statement of material fact or omit to state any material fact required to be stated or incorporated by reference therein or necessary to make the statements therein in light of the circumstances under which they were made, not misleading, and (iii) to the knowledge of AerCap each of the other AerCap Reports was complete and accurate in all material respects. This paragraph 15 shall not apply with respect to Tax Returns.

16.	Litigation and Other Proceedings

As of the Signing Date, there are no legal proceedings (including any proceeding or, to the knowledge of AerCap, any investigation by or before any Governmental Authority) pending or, to the knowledge of AerCap, threatened in writing against any member of the Purchaser Group or to which any of their respective assets are subject which would reasonably be expected to result in Losses in excess of US$50 million or any permanent injunction or other form of equitable relief which would or would reasonably be expected to have a Purchaser Material Adverse Effect. No member of the Purchaser Group is subject to, and none of its assets, properties or businesses is bound by, any Order in a Material Jurisdiction and, to the knowledge of AerCap, in any jurisdiction (other than a Material Jurisdiction), in each case which would reasonably be expected to result in Losses in excess of US$50 million or any permanent injunction or other form of equitable relief which would or would reasonably be expected to have a Purchaser Material Adverse Effect. As of the Signing Date, there are no legal proceedings (including any investigation or proceeding by or before any Governmental Authority) pending or, to the knowledge of AerCap, threatened in writing against any member of the Purchaser Group or to which any of their respective assets are subject questioning the legality of the transactions contemplated by any of the Transaction Agreements.

17.	Properties and Leases

17.1	No Purchaser Group Member owns any real property.

17.2	Except as would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect, the Purchaser Group Members (as applicable) hold all leased real property (i) under valid and enforceable leases with no exceptions (other than Purchaser Permitted Liens) that would interfere with the use made or to be made thereof by them and (ii) no Purchaser Group Member or, to the knowledge of AerCap, any other party thereto, is in default or breach (whether by lapse of time or notice or both) under any such lease.

18.	Insurance

All current property and liability insurance policies maintained by and covering any Purchaser Group Member are in full force and effect (and all premiums due and payable thereon have been paid in full on a timely basis), and no written notice of cancellation, termination or revocation or other written notice that any such insurance policy is no longer in full force or effect or that the issuer of any such insurance policy is not willing or able to perform its obligations thereunder has been received by any Purchaser Group Member, and no Purchaser Group Member is in default of any provision thereof, except, in each case, that, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect. All certificates of insurance for (i) the insurance policies referred to in the preceding sentence and (ii) any insurance policies covering Aircraft (including any such policies maintained by third parties) in the Purchaser’s possession have been made available to the Parent.

19.	Intellectual Property

Except as would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect, (1) each member of the Purchaser Group owns or otherwise has the right to use, all Proprietary Rights that are used in the conduct of their existing businesses and all rights relating to the plans, design and specifications of any of its facilities free and clear of all Encumbrances and any claims of ownership by current or former employees, contractors, designers or others except for any Purchaser Permitted Liens and (2) to the knowledge of AerCap, no member of the Purchaser Group is materially infringing, diluting, misappropriating or violating, nor has any member of the Purchaser Group received within the last two years any written (or, to the knowledge of AerCap, oral) communications alleging that any of them has materially infringed, diluted, misappropriated or violated, any of the Proprietary Rights owned by any other Person. Except as would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect, to the knowledge of AerCap, no other Person is infringing, diluting, misappropriating or violating, nor has any member of the Purchaser Group sent any written communications since January 1, 2011 alleging that any Person has infringed, diluted, misappropriated or violated, any of the Proprietary Rights owned by any Purchaser Group Member.

20.	Aircraft, Lease Documents, Manufacturer Agreements and Aircraft Trading Agreements

20.1	Exhibit 1.1(a) of the Purchaser Disclosure Letter lists each aircraft and engine owned by any Purchaser Group Member as of the Aircraft Disclosure Date, including the manufacturer, model and the manufacturer’s serial number of such aircraft or engine and, if applicable, the name of the AerCap Lessee thereof and identifies each such AerCap Aircraft or AerCap Engine which was on ground and/or not under the operational control of an AerCap Lessee as of the Aircraft Disclosure Date. As of the Aircraft Disclosure Date, a Purchaser Group Member is either (x) the sole legal and beneficial owner of each AerCap Aircraft and AerCap Engine or (y) the beneficial owner of each AerCap Aircraft and legal title to such AerCap Aircraft is held by a trustee. As of the Aircraft Disclosure Date, a Purchaser Group Member is the holder of a lessor’s interest in any AerCap Aircraft or AerCap Engine which are, as of such date, on lease to an AerCap Lessee, under the applicable AerCap Lease Documents; which AerCap Aircraft or AerCap Engine and which interest under those AerCap Lease Documents are, in each case, free and clear of all Encumbrances, other than Purchaser Permitted Liens. Each purchase or sale of an aircraft or aircraft engine by any Purchaser Group Member after the Aircraft Disclosure Date until the Signing Date was (a) pursuant to a Letter of Intent or Contract, a true and complete copy of which has been made available to the Parent, or (b) in compliance with clause 8.4 as if such clause was in effect as of the Aircraft Disclosure Date (provided that for purposes of subclause (b) of this paragraph 20.1 of Part B of Schedule 1 all references to “Signing Date” in clause 8.4 shall be deemed to be references to the “Aircraft Disclosure Date”).

20.2	Lease Documents

(a)	Purchaser has made available to Seller and Parent, as of the Lease Disclosure Date true and complete copies of each Lease Document have been made available to the Parent. As of the Lease Disclosure Date, there were no other material agreements between any AerCap Lessee and any Purchaser Group Member concerning any AerCap Aircraft that is the subject of the AerCap Lease Documents that has not been made available to the Parent. Each aircraft or aircraft engine lease or other agreements related thereto entered into by any Purchaser Group Member after the Lease Disclosure Date through the Signing Date was entered into in compliance with clause 8.4 as if such clause was in effect as of the Lease Disclosure Date (provided that for purposes of this sentence of this paragraph 20.2 of Part B of Schedule 1 all references to “Signing Date” in clause 8.4 shall be deemed to be references to the Lease Disclosure Date). Each AerCap Lease Document is a valid and binding obligation of each Purchaser Group Member that is party thereto and, to the knowledge of AerCap as of the Lease Disclosure Date each other party to such AerCap Lease Document, except for such failures to be valid and binding as, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect. Each AerCap Lease Document is enforceable against each Purchaser Group Member that is party thereto and, to the knowledge of AerCap, as of the Lease Disclosure Date, each other party to such AerCap Lease Document in accordance with its terms (subject in each case to the Bankruptcy Exceptions), except for such failures to be enforceable as, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect. No Purchaser Group Member or, to the knowledge of AerCap as of the Lease Disclosure Date, any other party to an AerCap Lease Document, (i) is in default or breach of any provision of any AerCap Lease Document (including the relevant AerCap Lessee’s obligations therein with respect to payment of rentals) and, to the knowledge of AerCap, as of the Lease Disclosure Date, there does not exist any event, condition or omission that would constitute such a default or breach (whether by lapse of time or notice or both), in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect, or (ii) has the right (which is exercisable) to, or, to the knowledge of the AerCap, has provided notice of any intent to, cancel or terminate except for such cancelations or terminations as, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect. As of the Lease Disclosure Date, no Purchaser Group Member has received any notice from an AerCap Lessee of its exercise of an existing option to purchase any AerCap Aircraft or AerCap Engine under the applicable AerCap Lease Documents. To the knowledge of AerCap, as of the Lease Disclosure Date, no Purchaser Group Member has received notice under any AerCap Lease of any Event of Loss (as such term or any comparable term thereto is defined in the AerCap Lease) with respect to a total loss of any airframe of an any AerCap Aircraft.

(b)	The information set forth in Paragraph 20.2(b) of Schedule 1 of the Purchaser Disclosure Letter is true and correct in all material respects.

(c)	Paragraph 20.2(c) of Schedule 1 of the Purchaser Disclosure Letter lists, as of the date set forth therein, which date will be no earlier than the Lease Disclosure Date (i) all failures by AerCap Lessees to make any basic rental cash payment or, to the knowledge of the Parent based on the most recent utilization report received from each Lessee, any cash maintenance rent payment, in each case required under an AerCap Lease Document that remains unpaid for more than (x) thirty (30) days and (y) sixty (60) days, in each case, after its respective due date, (ii) all notices of termination, in each case delivered by any Purchaser Group Member to any AerCap Lessees in the last sixty (60) days, and (iii) all AerCap Aircraft which is subject to an AerCap Lease due to expire within twelve (12) months of the date hereof that is not subject to a lease that is scheduled to commence within the same month as, or the month immediately following, the expiration of the current AerCap Lease.

20.3

Schedule 20.3 of the Purchaser Disclosure Letter contains a true and complete list, as of the Manufacturer Agreement Disclosure Date, of (x) each AerCap Manufacturer Agreement and (y) each Letter of Intent which contemplates the entry into an AerCap Manufacturer Agreement and true and complete copies of each such AerCap Manufacturer Agreement and Letter of Intent have been made available to Parent and Seller. Each AerCap Manufacturer Agreement is a valid and binding obligation of each Purchaser Group Member that is party thereto and, to the knowledge of AerCap, as of the day prior to the Signing Date each other party to such AerCap Manufacturer Agreement, except for such failures to be valid and binding as, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect. Each such AerCap Manufacturer Agreement is enforceable against each Purchaser Group Member that is party thereto and, to the knowledge of AerCap, as of the day prior to the Signing Date, each other party to such AerCap Manufacturer Agreement in accordance with its terms (subject in each case to the Bankruptcy Exceptions), except for such failures to be enforceable as, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect. No Purchaser Group Member or, to the knowledge of AerCap, as of the day prior to the Signing Date, any other party to an AerCap Manufacturer Agreement, (i) is in material default or material breach of an AerCap Manufacturer Agreement and, to the knowledge of AerCap, as of the Signing Date, there does not exist any event, condition or omission that would constitute such a material default or material breach (whether by lapse of time or notice or both), in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect or (ii) has the right (which is exercisable) to, or, to the knowledge of AerCap, has provided notice of any intent to, cancel or terminate except for such cancelations or terminations as, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect. The AerCap Reports and the Purchaser Disclosure Letter set forth all purchase orders and other commitments made by each Purchaser Group Member to purchase aircraft from original equipment manufacturers that are outstanding as of the Manufacturer Agreement Disclosure Date. The AerCap Reports and the Purchaser Disclosure Letter identify whether any material AerCap Manufacturer Agreement contains (i) change of control, cross default or event of default provisions that would reasonably be expected to be triggered by the transactions contemplated by the Transaction Agreements, (ii) covenants purporting to restrict materially the ability of any Purchaser Group Member or its Affiliates to engage in any line of the Business in any geographical area or otherwise purporting to restrict their ability to sell or lease AerCap Aircraft or aircraft assets other than as required by applicable Law or pursuant to legal compliance policies of the relevant counterparty or (iii) terms or conditions that permit the termination of such AerCap Manufacturer Agreement or the rescheduling of deliveries of aircraft thereunder based on the financial condition of the Purchaser Group, other than terms or conditions relating to bankruptcy, insolvency and failure to pay as required thereunder.

20.4	The AerCap Form 20-F and the Purchaser Disclosure Letter contain a true and complete list of (x) each AerCap Aircraft Trading Agreement and (y) each Letter of Intent which contemplates the entry into an AerCap Aircraft Trading Agreement, in each case, where the delivery of any aircraft thereunder has not occurred yet. True and complete copies of each such AerCap Aircraft Trading Agreement and Letter of Intent have been made available to the Parent. Each AerCap Aircraft Trading Agreement entered into after the Aircraft Trading Agreement Disclosure Date through the Signing Date was entered into (a) pursuant to a Letter of Intent listed in the Purchaser Disclosure Letter, a true and complete copy of which has been made available to the Parent, or (b) in compliance with clause 8.4 as if such clause was in effect as of the Aircraft Trading Agreement Disclosure Date (provided that for purposes of subclause (b) of this paragraph 20.4 of Part B of Schedule 1 all references to “Signing Date” in clause 8.4 shall be deemed to be references to the “Aircraft Trading Agreement Disclosure Date”). Each AerCap Aircraft Trading Agreement is a valid and binding obligation of each Purchaser Group Member that is party thereto and, to the knowledge of AerCap, each other party to such AerCap Aircraft Trading Agreement, except for such failures to be valid and binding as, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect. Each such AerCap Aircraft Trading Agreement is enforceable against each Purchaser Group Member that is party thereto and, to the knowledge of AerCap, as of the Aircraft Trading Agreement Disclosure Date, each other party to such AerCap Aircraft Trading Agreement in accordance with its terms (subject in each case to the Bankruptcy Exceptions), except for such failures to be enforceable as, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect. No Purchaser Group Member or, to the knowledge of AerCap, as of the Aircraft Trading Agreement Disclosure Date, any other party to an AerCap Aircraft Trading Agreement, (i) is in material default or material breach of an AerCap Aircraft Trading Agreement and, to the knowledge of AerCap, as of the Aircraft Trading Agreement Disclosure Date, there does not exist any event, condition or omission that would constitute such a material default or material breach (whether by lapse of time or notice or both), in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect or (ii) has the right (which is exercisable) to, or, to the knowledge of AerCap, has provided notice of any intent to, cancel or terminate except for such cancelations or terminations as, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.

21.	Employee Benefit Matters

21.1	The Purchaser Disclosure Letter contains a true and complete list as of the date hereof of each Purchaser Benefit Plan. With respect to each Purchaser Benefit Plan, the Purchaser has made available to the Seller prior to the Signing Date true, correct and complete copies, to the extent applicable, of (A) the most recent plan document and any related trust documents and the most recent summary plan description; (B) the most recent financial statements; (C) the most recent IRS determination letter or request for such determination letter, as applicable; (D) insurance policies covering any such Purchaser Benefit Plans; and (E) for the most recent plan year for which the deadline for filing such form has expired, the IRS Form 5500. Substantially similar form agreements for each form of employment, deferred compensation or other similar agreement with any current or former director of any Purchaser Group Member or member of the AerCap Group Executive Committee have been made available to the Seller prior to the Signing Date as well as any such agreement the terms of which are materially different from such form.

21.2	Except as would not reasonably be expected to have, either individually or in the aggregate, a Purchaser Material Adverse Effect:

(a)	each Purchaser Benefit Plan has been operated and administered (including with respect to any applicable funding and registration requirements in the case of any pension fund) in compliance with its terms and with applicable Law, including ERISA and the U.S. Tax Code;

(b)	no Purchaser Group Member, has engaged in a transaction with respect to any Purchaser Benefit Plan that, assuming the taxable period of such transaction expired on December 16, 2010 would reasonably be expected to subject any Purchaser Group Member or any Purchaser Benefit Plan to any Tax or penalty under applicable Law;

(c)	all contributions required to be made by any Purchaser Group Member (as applicable) under the terms of any Purchaser Benefit Plan have been timely made when due and are appropriately reflected in all respects in the AerCap Financial Statements; and

(d)	each Purchaser Benefit Plan that is intended to be qualified under Section 401(a) of the U.S. Tax Code has received a favorable determination letter from the Internal Revenue Service (the “IRS”) and, to the knowledge of AerCap, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Purchaser Benefit Plan.

21.3	No Purchaser Group Member has any obligations for retiree welfare benefits other than (A) benefits mandated by applicable Law or (B) coverage that continues during an applicable severance period.

21.4	No Purchaser Benefit Plan is subject to Title I or Title IV of ERISA. Except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, neither AerCap nor any of its AerCap ERISA Affiliates has incurred any liability under Title IV of ERISA or otherwise arising in connection with the termination of or complete or partial withdrawal from any plan covered or previously covered by Title IV of ERISA or that is or was a defined benefit pension plan that is or could become, after the Completion Date, an obligation of any Purchaser Group Member.

21.5	Except as required by applicable Law, no director, Purchaser Employee or individual or former director, employee or individual consultant of any Purchaser Group Member will become entitled to any bonus, retirements, severance or similar benefit or enhanced benefit (including acceleration of vesting or exercise of an incentive award) as a result of the transactions contemplated hereby (whether alone or in combination with any other event).

21.6	Except as required by applicable Law, no Purchaser Group Member is a party to or bound by any collective bargaining agreement. There is no labor strike, labor dispute, or work stoppage or lockout pending or, to the knowledge of AerCap, threatened in writing against or affecting any Purchaser Group Member. To the knowledge of AerCap, (A) no union organization campaign is in progress with respect to any Purchaser Employees, (B) there is no material unfair labor practice charge, arbitration or complaint pending against any Purchaser Group Member, and (C) except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, each Purchaser Group Member is in compliance with all applicable Laws relating to the proper classification of employees as exempt or nonexempt from overtime pay requirements, the provision of required meal and rest breaks, the proper classification of individuals as contractors or employees, and the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar state or local plant closing or mass layoff statute, rule or regulation.

22.	Environmental Matters

22.1	Except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, since October 7, 2011 and, to the knowledge of AerCap, on or prior thereto:

(a)	no Purchaser Group Member has owned, leased or otherwise operated, or has formerly owned, leased or otherwise operated, any property at which any substance listed, defined, designated, classified or regulated under any Environmental Laws as Hazardous Materials is present in a condition or under circumstances that would reasonably be expected to result in any liability or obligation of any Purchaser Group Member or interfere in any material respect with any of their operations;

(b)	no Purchaser Group Member has released or arranged for the storage, transportation, treatment or disposal of any Hazardous Materials at any location in a manner or under circumstances that would reasonably be expected to result in any liability to any Purchaser Group Member or to interfere in any respect with any of their operations; and

(c)	no Purchaser Group Member has assumed or retained, by contract or operation of law, any liability under any Environmental Law that would reasonably be expected to affect any Purchaser Group Member.

22.2	AerCap has made available to the Parent copies of the material reports of all environmental reviews, site assessments, compliance audits, investigations and documents containing information concerning compliance with or liability under or potential business impacts of any Environmental Laws, which compliance, liability or impacts relate to any Purchaser Group Member or its business, to the extent such report or other document is in AerCap’s or the Purchaser’s possession or control and prepared after October 7, 2011, and all other such reports or documents of which AerCap is aware that were prepared on or prior thereto.

23.	The Accounts and Tax

23.1	Each Purchaser Group Member has timely filed all material Tax Returns required to be filed by it, subject to permitted extensions, and has timely paid all material Taxes due and payable by it (whether or not shown as due on such returns) or, where payment is not yet due, has made adequate provision for all Taxes on the Financial Statements in accordance with GAAP. All such Tax Returns are true, accurate and complete in all material respects.

23.2	(A) The charges, accruals and reserves for Taxes with respect to each Purchaser Group Member reflected on the books of such Purchaser Group Member (including any provision for deferred Income Taxes reflecting either differences between the treatment of items for accounting and Income Tax purposes or carryforwards) are adequate to cover any material Tax liabilities accruing through the end of the last period for which each Purchaser Group Member ordinarily record items on their respective books; and (B) all information set forth in the AerCap Financial Statements (including the notes thereto) relating to material Tax matters is true, accurate and complete in all material respects.

23.3

(A) All material Income Tax Returns filed with respect to Tax years of each Purchaser Group Member through the Tax year ended December 31, 2000 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired; (B) no Purchaser Group Member is delinquent in the payment of any material Income Tax due and payable by them (whether or not shown due on a Tax Return) or has requested any extension of time within which to file any material Income Tax Return and has not yet filed such Tax Return; (C) no Purchaser Group Member has been granted any extension or waiver of the statute of limitations period applicable to any material Income Tax Return, which period (after giving effect to such extension or waiver) has not yet expired; (D) there is no claim, audit, action, suit, proceeding, or investigation now pending or threatened against or with respect to any Purchaser Group Member in respect of any material Tax; (E) there are no requests for rulings or determinations in respect of any material Tax pending between any Purchaser Group Member and any Tax Authority; (F) no Purchaser Group Member will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Completion Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Completion Date, (ii) “closing agreement” as described in Section 7121 of the U.S. Tax Code (or any corresponding or similar provision of state, local, or foreign Income Tax Law) executed on or prior to the Completion Date, or (iii) installment sale made on or prior to the Completion Date; (G) there are no Tax Liens upon any of the assets or properties of any Purchaser Group Member, other than with respect to Taxes not yet due and payable or for which adequate reserves have been made on the AerCap Financial Statements in accordance with GAAP; (H) no written claim has been made by any Tax Authority in a jurisdiction where any Purchaser Group Member does not file Tax Returns that any such Purchaser Group Member is or may be subject to taxation by that jurisdiction; (I) each Purchaser Group Member has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party for all periods under all applicable Laws; (J) no Purchaser Group Member since November 22, 2000 has been a member of an affiliated group of corporations that filed Tax Returns on a combined, consolidated, controlled or unitary basis for which the common parent is a Person other than a member of the Purchaser Group; (K) no Purchaser Group Member is a party to or bound by any Tax allocation or sharing agreement, other than any Tax allocation or sharing agreement with a member of the Purchaser Group, or commercial agreements entered into in the ordinary course of business (including, without limitation, leases, employment contracts, other agreements relating to the acquisition of goods or services or loan agreements for borrowed money); (L) no Purchaser Group Member is resident for Tax purposes or has a permanent establishment in any jurisdiction other than the one in which it is incorporated or otherwise organized or in which it has filed a Tax Return; and (M) no Purchaser Group Member has knowledge of any existing liability (either on a primary or secondary basis) in respect of any material withholding Taxes imposed on any payment under any AerCap Lease or AerCap Lease Document.

23.4	(A) AerCap currently does not expect that any Purchaser Group Member will be a “passive foreign investment company” within the meaning of Section 1297 of the U.S. Tax Code for 2013; (B) to the knowledge of AerCap, AerCap has no “United States shareholder” within the meaning of Section 951(b) of the U.S. Tax Code other than the Seller after giving effect to the Completion; and (C) for purposes of Section 7874 of the U.S. Tax Code, AerCap has not issued and does not have a plan or intention to issue any stock to any Person in a transaction related to the Transaction (other than any restricted stock issued or to be issued and other than equity or equity equivalents to be issued pursuant to a restricted share unit award program or similar program, to directors and employees, it being understood that the total amount of restricted stock issued by AerCap on the date hereof is 139,920 shares).

24.	Debt Financing

AerCap has delivered to the Parent and the Seller a copy of the duly executed credit agreement (the “Credit Agreement”) and the related Fee Letters (except that the amounts of fees, pricing caps and other economic terms (none of which would adversely affect the availability of the Debt Financing or would reduce the amount of the Debt Financing below the amount necessary to satisfy the Purchaser’s obligation to pay (i) the aggregate Cash Consideration and (ii) any fees and expenses of or payable by the Purchaser or AerCap in connection with the Completion and the Debt Financing) set forth therein may be redacted), among AerCap and the financial institutions identified therein (the “Lenders”), pursuant to which the Lenders have agreed, subject to the terms and conditions set forth in the Credit Agreement, to provide debt financing in the amounts set forth therein (the “Debt Financing”). As of the Signing Date, the Credit Agreement is in full force and effect and constitutes a valid, binding and enforceable (subject to the Bankruptcy Exceptions) obligation of AerCap and, to the knowledge of AerCap, the other parties thereto. As of the Signing Date, the Credit Agreement has not been amended or modified since a copy thereof was delivered to the Parent and the Seller, and the respective commitments contained in the Credit Agreement have not been withdrawn, decreased or rescinded in any respect. There are no side letters or other agreements, arrangements, contracts or understandings that could adversely affect the availability of the Debt Financing. AerCap has fully paid any and all fees in connection with the Credit Agreement due and payable on or prior to the date hereof and will pay in full any such amount due on or before the Completion Date. Except as expressly set forth in the Credit Agreement or the related Fee Letters, there are no conditions to the obligations of the parties thereunder to make the Debt Financing available to AerCap on the terms therein or any contingencies that would permit the Lenders to reduce the total amount of the Debt Financing. As of the Signing Date (i) no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach or a failure to satisfy a condition precedent on the part of AerCap or, to the knowledge of AerCap, any of the other parties to the Credit Agreement under the Credit Agreement and (ii) AerCap has no reason to believe that any of the conditions to the Debt Financing contemplated by the Credit Agreement will not be satisfied or that the Debt Financing will not be made available to AerCap at the Completion; provided that in making such representations, AerCap is relying on the truth and accuracy of the representations and warranties of the Parent and the Seller contained in Part A of Schedule 1 (without giving effect to any materiality or “Material Adverse Effect” qualifications or any knowledge qualifications) and compliance by the Parent and the Seller with their obligations under clause 10.2. Assuming the satisfaction of the conditions set forth in clause 3, the Debt Financing, when funded in accordance with the Credit Agreement, will provide AerCap with cash proceeds (after netting out original issue discount and similar premiums and charges after giving effect to the maximum amount of flex (including original issue discount flex) provided under the relevant fee letters) on the Completion Date sufficient for the satisfaction of the Purchaser’s obligation to (i) pay the aggregate Cash Consideration and (ii) pay any fees and expenses of or payable by the Purchaser or AerCap in connection with the Completion and the Debt Financing.

25.	Indemnification Payments

There are no Contracts relating to Indebtedness to which any Purchaser Group Member is a party that include any provision which would prohibit AerCap or the Purchaser from making any payments required under clause 7.2.

26.	No Other Warranties

AerCap and the Purchaser further acknowledge and agree that (i) the only representations, warranties, covenants and agreements made by the Parent, the Seller, any of their Affiliates or Representatives or any other Person are the representations, warranties, covenants and agreements made in this Agreement and (ii) except for the Warranties, none of the Parent, the Seller and their Affiliates or Representatives makes any representation or warranty of any kind oral or written, express or implied, or nature whatsoever, oral or written, express or implied, with respect to the Seller, the Company, the Company Subsidiaries, the business of the Company and the Company Subsidiaries, the Transaction Agreements or the transactions contemplated by the Transaction Agreements, including any representation or warranty relating to the financial condition, operations, assets or liabilities, the probable success or profitability of any of the foregoing entities. Except for the Warranties, AerCap and the Purchaser have not relied upon any other representations or warranties or any other information made or supplied by or on behalf of the Parent, the Seller or any of their Affiliates or Representatives, and AerCap and the Purchaser acknowledge and agree that, absent actual fraud, none of the Parent, the Seller, their Affiliates or their Representatives has any liability or responsibility for any other representation, warranty, opinion, projection, forecast, advice, statement or information made, communicated or furnished (orally or in writing) to AerCap, the Purchaser or their respective Affiliates or Representatives (including any opinion, projection, forecast, advice, statement or information that may have been or may be provided to AerCap or the Purchaser by any Representative of the Parent, the Seller or any of their Affiliates), and AerCap and the Purchaser acknowledge, agree with and affirm the statements made in this paragraph 26.

Schedule 2

Part A

Conduct of Company Business Prior to Completion Date

1.	declare, set aside, make or pay any dividend or other distribution (whether in cash, stock, property or any combination thereof) in respect of the shares of the Company, but excluding the Special Distribution and any dividend that is required to be paid under the terms of the MAPS;

2.	make any payment to a member of the Retained Group under any Tax sharing agreement or similar Contract;

3.	repurchase, redeem, repay or otherwise acquire any outstanding shares or ownership interest of the Company;

4.	repurchase, redeem, repay or otherwise acquire any outstanding shares or ownership interest of any Company Subsidiary, other than in the ordinary course of business of the Company Group with respect to wholly owned Company Subsidiaries;

5.	transfer, issue, sell or dispose of any shares or ownership interest of the Company, or grant, transfer, issue, sell or dispose of any options, warrants, calls or other rights to purchase or otherwise acquire or any other securities convertible into or exchangeable or exercisable for, any shares or ownership interest of the Company, or merge or consolidate the Company with any other Person, or authorize the same;

6.	transfer, issue, sell or dispose of any shares or ownership interest of any Company Subsidiary, or grant, transfer, issue, sell or dispose of any options, warrants, calls or other rights to purchase or otherwise acquire or any other securities convertible into or exchangeable or exercisable for, any shares or ownership interest of a Company Subsidiary, or merge or consolidate a Company Subsidiary with any other Person, or authorize the same; in each case, other than (i) aircraft assets in the ordinary course of business of the members of the Company Group and (ii) pursuant to the terms of a Permitted Lien;

7.	effect any recapitalization, reclassification, share split or like change in the capital of the Company;

8.	amend the articles of incorporation, articles of association or by-laws (or other comparable constitutional or organizational documents) of the Company or authorize any action to wind up its affairs or dissolve it;

9.	amend the articles of incorporation, articles of association or by-laws (or other comparable constitutional or organizational documents) of any Company Subsidiary or authorize any action to wind up its affairs or dissolve it, other than in the ordinary course of business of the Company Group;

10.

acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) any transaction among members of the Company Group, (ii) pursuant to Manufacturer Agreements or Aircraft Trading Agreements existing prior to the Signing Date and disclosed in Schedule 8.1(10)(ii) of the Disclosure Letter, but excluding any acquisitions as a result of a Company Group Member’s exercise after the date hereof of any options to acquire additional assets pursuant to such Manufacturer Agreements or Aircraft Trading Agreements, (iii) any capital market transactions, tender, buy-back or other purchase of debt securities or other debt of any Company Group Member by such or any other Company Group Member, not exceeding US$100 million in the aggregate, (iv) acquisition of assets in connection with the maintenance, repair and overhaul of aircraft or engines in the ordinary course of business, or acquisition of aircraft equipment (other than entire engines or aircraft) in the ordinary course, (vi) acquisitions pursuant to

Contracts existing prior to the Signing Date, but excluding any actions with respect to exercising any options to acquire additional assets pursuant to such Contracts, and, for the avoidance of doubt, excluding any acquisitions pursuant to Letters of Intent, (vii) non-aircraft expenditures or asset acquisitions, not exceeding US$25 million in the aggregate or (viii) acquisitions of aircraft equipment by AeroTurbine in the ordinary course of business, not exceeding US$ 100 million in the aggregate;

11.	sell, lease, dispose or otherwise transfer, abandon or create or incur any lien (other than Permitted Liens) (“Dispositions”) on, any assets, properties, rights, interests or businesses, other than (i) Dispositions of aircraft equipment (other than entire engines or aircraft) in the ordinary course of business, (ii) Dispositions of aircraft by AeroTurbine in the ordinary course of business, (iii) Dispositions (other than leases) of assets in the ordinary course of business not exceeding US$500 million in the aggregate (including for aircraft and engines any Dispositions since the Aircraft Trading Agreement Disclosure Date), and Dispositions of any associated leases and shares of intermediate head lessee companies, (iv) any transaction among members of the Company Group, (v) Dispositions pursuant to Contracts existing prior to the Signing Date, (vi) ordinary-course leases of any new aircraft or aircraft engines that will be, at the time of delivery from the Manufacturer to the lessee thereof, owned by a Company Group Member, where the scheduled delivery date is earlier than the date that is thirty (30) months after the date of such lease and (vii) ordinary-course leases of any other aircraft or engines not described in clause (vi) that will be, at the time of delivery to the lessee thereof, owned by a Company Group Member, where the scheduled delivery date is earlier than the date that is two (2) years after the date of such lease, provided that any assets associated with the exceptions provided in clauses (i) – (vii), including aircraft leases and shares of intermediate head lessee companies, may be transferred in connection with the permitted asset transfer;

12.	create, incur or assume any Indebtedness for borrowed money or guarantees thereof having an aggregate principal amount outstanding at any time greater than (a) for the period from the date of this Agreement through June 30, 2014, US$1.5 billion and (b) for the period from July 1, 2014 through the Completion, an amount equal to (x) US$3.0 billion minus (y) the amount of any Indebtedness created incurred or assumed pursuant to the foregoing clause (a); other than (i) loans or borrowing by members of the Company Group under currently available lines of credit, (ii) intercompany loans, guarantees or advances made, in each case, among members of the Company Group, or (iii) other Indebtedness incurred or assumed in connection with the transactions permitted pursuant to paragraph 10 of this Schedule 2 or paragraph 11 of this Schedule 2, in each case set forth in (i) through (iii) herein that does not require the approval of the Board of Directors of the Company; provided that any Indebtedness created, incurred or assumed pursuant to this paragraph 12 shall be on terms that would not adversely affect the ability of any party to consummate (x) the transactions contemplated by the Transaction Agreements or (y) to the knowledge of the Company Group, the Reorganization, or cause a default or event of default under, or a breach or acceleration of, the Debt Financing, any Alternative Financing, any other financing to be obtained by AerCap and/or the Purchaser in lieu of the Debt Financing or any other Indebtedness of any Company Group Member or Purchaser Group Member;

13.	(i) grant or increase any severance or termination pay to (or amend any existing arrangement with) any current or former director, officer or management employee other than as required by plans, policies or arrangements in effect on the date of this Agreement; (ii) make any increase in benefits payable under any existing severance or termination pay policies; (iii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with (x) the Company’s Chief Executive Officer or any of his or her direct reports, or the Chief Financial Officer, or the Senior Vice President of Strategic Planning or (y) any current or former director, officer or management employee not included in clause (x); (iv) establish, adopt or amend any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any current or former director, officer or employee, other than changes to health and welfare plans that are operational in nature (e.g., as a result of customary plan design decisions, changes to providers in the ordinary course or negotiations of new premium amounts) and that do not materially increase the cost of the Company thereunder; (v) make any increase in compensation or bonus payable to any current or former director or employee other than (x) increases in base salary for employees in the ordinary course of business, including in respect of both the timing and amount of such increases, or (y) as required under an existing employment agreement; or (vi) take any action to accelerate the vesting or payment, or fund or in any way secure the payment, of compensation or benefits under any Benefit Plan, to the extent not already required by such Benefit Plan;

14.	make any material change in its methods of accounting, except as required by concurrent changes in GAAP or applicable Law as agreed to by the Parent’s independent public accountants;

15.	settle or propose to settle (i) any material litigation, investigation, arbitration, proceeding or other claim against or adversely affecting any member of the Company Group, other than with respect to claims for a cash payment by a member of the Company Group not in excess of US$50 million, or (ii) any litigation, arbitration, proceeding or dispute involving, against or adversely affecting any member of the Company Group that relates to any of the transactions contemplated by any of the Transaction Agreements;

16.	to the extent any of the following would reasonably be expected to affect adversely any Company Group Member after the Completion, make or change any material Tax election, change any material annual Tax accounting period, or adopt or change any material method of Tax accounting, file any material amended Tax return, enter into any material closing agreement, settle any material Tax claim or assessment, surrender any right to claim a material refund, offset or other reduction of a material amount of Tax, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes or take any other similar action relating to the filing of any material Tax Return or the payment of any material Tax liability, excluding, in each case, any such action taken with respect to any consolidated, combined, affiliated, controlled or unitary group which includes any member of the Retained Group and as to which the Company and its Subsidiaries are not treated separately;

17.	(i) repay or prepay any Indebtedness for borrowed money, in any amount or at any time not required by the terms of such Indebtedness as in effect on the date of this Agreement other than prepayments that are required to prevent a default or event of default under, or any breach or acceleration of, such Indebtedness, or (ii) amend the terms of any Indebtedness for borrowed money of any Company Group Member;

18.	enter into, renew, extend or amend (to the extent any such amendment increases the amount of exposure of any Company Group Member) any Residual Value Guarantee Agreement;

19.	enter into or amend any Letter of Intent which contemplates the entry into either a Contract with a Manufacturer pursuant to which any Company Group Member agrees to purchase an aircraft or an aircraft engine for consideration in excess of US$10 million or an Aircraft Trading Agreement, in each case, which the Company would not be permitted to enter into as a result of any other provision in this Part A of Schedule 2; or

20.	enter into, renew, extend or amend any Contract that is a real property lease of office space.

Solely for purposes of determining compliance of new transactions following the Signing Date with paragraphs 10 and 11 of Part A of Schedule 2 each (a) purchase and sale of an aircraft or aircraft engine by any Company Group Member, (b) aircraft or aircraft engine lease or other agreement related thereto entered into by any Company Group Member and (c) Aircraft Trading Agreement entered into by any Company Group Member, in each case after November 30, 2013 through the Signing Date, shall be deemed to have occurred after the Signing Date.

Part B

Conduct of AerCap’s Business Prior to Completion Date

1.	declare, set aside, make or pay any dividend or other distribution (whether in cash, stock, property or any combination thereof) in respect of the AerCap Ordinary Shares, other than in the ordinary course of business;

2.	repurchase, redeem, repay or otherwise acquire any outstanding shares or ownership interest of AerCap;

3.	effect any recapitalization, reclassification, share split or like change in the capital of AerCap;

4.	amend the articles of association or similar constitutional documents of AerCap or the Purchaser in a manner that would reasonably be expected to adversely impact (i) the consummation of the transactions contemplated by the Transaction Documents or (ii) the Seller, other than in the same respect as all other holders of AerCap Ordinary Shares, in each case other than (x) in the ordinary course of business of AerCap or the Purchaser, as applicable or (y) to the extent necessary to consummate any of the transactions contemplated by the Transaction Document;

5.	authorize any action to wind up AerCap’s or the Purchaser’s affairs or dissolve AerCap or the Purchaser;

6.	grant to any Person the right to require AerCap to register any equity securities of AerCap, or any securities convertible or exchangeable into or exercisable for such securities;

7.	make any material change in AerCap’s methods of accounting, except as required by concurrent changes in GAAP or applicable Law as agreed to by AerCap’s independent public accountants; or

8.	enter into any Contract relating to Indebtedness which includes, or amend any existing Contract relating to Indebtedness such that it would include, any provision which would prohibit AerCap or the Purchaser from making any payments required under clause 7.2.

Schedule 3

Completion Arrangements

At Completion:

1.	the Parent shall deliver or cause to be delivered to the Purchaser the following:

(a)	one or more share certificates evidencing the Shares in the name of the Seller;

(b)	an instrument of transfer of the Shares;

(c)	without liability (other than as otherwise provided in this Agreement), other than in respect of actual fraud, an officer’s certificate certifying the satisfaction of the Conditions in clauses 3.1(d), (e), (g) and (i); and

(d)	a statement, meeting the requirements of Section 1.1445-2(b)(2) of the Treasury Regulations, to the effect that the Seller is not a “foreign person” within the meaning of Section 1445 of the U.S. Tax Code and the Treasury Regulations thereunder.

2.	if requested by the Purchaser, the Parent shall procure the directors and secretary (if any) of each member of the Company Group (other than any director or secretary whom the Purchaser may wish should continue in office) to resign their offices as such, such resignations to take effect upon the Completion, and to execute and deliver a written directors’ resignation in a form reasonably acceptable to the Purchaser.

3.	the parties shall, and shall cause each of its Affiliates to, execute and deliver each of the Transaction Agreements if such Transaction Agreement has not been executed and delivered prior to the applicable Completion.

4.	the Purchaser shall deliver to the Parent without liability, other than in respect of actual fraud, an officer’s certificate certifying the satisfaction of the Conditions in clauses 3.1(f), (h) and (j).

5.	the Purchaser shall pay to the Seller the Cash Consideration.

6.	AerCap shall issue the Stock Consideration to the Seller pursuant to a deed of issue in a form reasonably acceptable to AerCap, Parent and the Seller and the Seller shall pay €975,609.76 to AerCap in respect of the par value of the Stock Consideration. Clause 30 of this Agreement does not apply to this payment, which will be paid in Euro.

7.	the Company shall pay the Special Distribution to the Parent.

8.	the Parent shall (a) deliver to the Purchaser an officer’s certificate certifying the amount of the Aggregate Current Tax Liabilities Payment, together with reasonably detailed supporting documentation and any related materials reasonably requested by the Purchaser, and (b) pay to the Company the Aggregate Current Tax Liabilities Payment.

9.	AerCap shall deliver to Parent a copy of the resolution, or an extract thereof, duly adopted by the Board of Directors of AerCap issuing, and excluding any preemptive rights of the shareholders of with respect to, all of the Stock Consideration.

Schedule 4

Part A

Knowledge of the Parent

Peter Juhas

Michael Bacon

P. Nicholas Kourides

Henri Courpron

Fred Cromer

Elias Habayeb

Pamela Hendry, solely with respect to matters relating to financial Indebtedness

Kevin Horan

Richard Lee, solely with respect to matters relating to Tax

Heinrich Loechteken

Phil Scruggs

Craig Segor

Hooman Yazhari

Part B

Knowledge of AerCap

Aengus Kelly

Keith Helming

Erwin den Dikken

Edward O’Byrne

Joe Venuto

Kenneth Wigmore

Paul Rofe, solely with respect to matters relating to financial Indebtedness

Najim Chellioui

Gang Li

Jan-Willem Dekkers, solely with respect to matters relating to Tax

Pim Tak

Gordon Chase

Schedule 5

Regulatory and Anti-trust Approvals

1.	Central Bank of Ireland

2.	China

3.	Colombia

4.	COMESA (comprising Burundi, Comoros, Democratic Republic of the Congo, Djibouti, Egypt, Eritrea, Ethiopia, Kenya, Libya, Madagascar, Malawi, Mauritius, Rwanda, Seychelles, Sudan, Swaziland, Uganda, Zambia and Zimbabwe)

5.	Cyprus

6.	Ecuador

7.	Egypt

8.	Germany

9.	Iceland

10.	Indonesia

11.	Ireland

12.	Kazakhstan

13.	Mexico

14.	Pakistan

15.	Poland

16.	Portugal

17.	Russia

18.	South Africa

19.	South Korea

20.	Turkey

21.	Ukraine

22.	USA

Schedule 6

Regulatory and Anti-trust Approvals

1.	Central Bank of Ireland

2.	China

3.	Colombia

4.	COMESA (comprising Burundi, Comoros, Democratic Republic of the Congo, Djibouti, Egypt, Eritrea, Ethiopia, Kenya, Libya, Madagascar, Malawi, Mauritius, Rwanda, Seychelles, Sudan, Swaziland, Uganda, Zambia and Zimbabwe)

5.	Cyprus

6.	Ecuador

7.	Egypt

8.	Germany

9.	Iceland

10.	Indonesia

11.	Ireland

12.	Kazakhstan

13.	Mexico

14.	Pakistan

15.	Poland

16.	Portugal

17.	Russia

18.	South Africa

19.	South Korea

20.	Turkey

21.	Ukraine

22.	USA

23.	Approval from the Board of Governors of the Federal Reserve System (“Board”) for a filing made pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, unless otherwise deemed unnecessary by the Board or appropriate Board staff.

EXHIBIT A

AERCAP HOLDINGS N.V. SHAREHOLDERS’ AGREEMENT

Dated as of [—], 2014

TABLE OF CONTENTS

		Page

ARTICLE I

DEFINITIONS

1.1	Defined Terms	1
1.2	Interpretation	9

ARTICLE II

GOVERNANCE

2.1	Composition of the Board of Directors	9
2.2	Objection to Shareholder Designee	12
2.3	Voting Agreement	12
2.4	Termination of Board Designation Rights	13

ARTICLE III

COVENANTS

3.1	Transfer Restrictions	14
3.2	Standstill Provisions	15
3.3	Preemptive Rights	19
3.4	Majority Ownership	19
3.5	Pro Rata Redemptions	19
3.6	Listing	20

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of the Investors	20
4.2	Representations and Warranties of the Company	21
4.3	Representations and Warranties of the Parent	22

ARTICLE V

TAX MATTERS

5.1	Tax Return Information	23
5.2	PFIC and CFC Information	23
5.3	QEF Election	23
5.4	Retention of Tax Information	23
5.5	Cooperation	24

-i-

-ii-

SHAREHOLDERS’ AGREEMENT, dated as of [—], 2014 (this “Agreement”), among (i) AerCap Holdings N.V., a public company with limited liability organized and existing under the laws of The Netherlands, whose principal place of business is at AerCap House, Stationsplein 965, 1117 CE Schiphol, The Netherlands (together with its successors and permitted assigns, the “Company”), (ii) AIG Capital Corporation, a Delaware corporation (the “Shareholder”) and (iii) American International Group, Inc., a Delaware corporation (together with its successors and permitted assigns, the “Parent”).

W I T N E S S E T H:

WHEREAS, on the date hereof, the Shareholder acquired 97,560,976 Company Ordinary Shares pursuant to the Share Purchase Agreement;

WHEREAS, on the date hereof, the Company and the Parent are also entering into a Registrations Rights Agreement (the “Registration Rights Agreement”);

WHEREAS, the Company, the Shareholder and the Parent desire to establish in this Agreement certain terms and conditions concerning the Shareholder’s and other Investors’ relationships with and investments in the Company;

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

DEFINITIONS

1.1 Defined Terms. Capitalized terms when used in this Agreement have the following meanings:

“Action” means any claim, action, suit, arbitration or proceeding by or before any Governmental Authority, court, tribunal or arbitration body.

“Affiliate” means, with respect to any Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such Person; provided that for the avoidance of doubt, the Company, on the one hand, and the Parent and the Shareholder, on the other hand, shall not be deemed to be Affiliates of each other.

“Agreement” has the meaning set forth in the preamble.

“Articles of Association” means the Company’s articles of association as then in effect.

“Beneficial Owner,” “Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Securities Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). In addition, a Person shall be deemed to be the Beneficial Owner of, and shall be deemed to Beneficially Own, and shall be deemed to have Beneficial Ownership of, any securities which are the subject of, or the reference securities for, or that underlie, any Derivative Instrument of such Person, with the number of securities Beneficially Owned being the notional or other number of securities specified in the documentation evidencing the Derivative Instrument as being subject to be acquired upon the exercise or settlement of the Derivative Instrument or as the basis upon which the value or settlement amount of such Derivative Instrument is to be calculated in whole or in part or, if no such number of securities is specified in such documentation, as determined by the Board in its sole discretion to be the number of securities to which the Derivative Instrument relates. For the avoidance of doubt, if the Foundation Structure is implemented, the Investors, rather than the Stichting, shall be deemed to Beneficially Own the relevant Voting Securities.

“Board” means the Board of Directors of the Company.

“Board Seat Period” means any period during which the Shareholder is entitled to appoint Shareholder Designees pursuant to Section 2.1(a).

“Business Day” means any day other than a Saturday or a Sunday on which commercial banks in Amsterdam, Dublin and New York are open for normal banking business.

“CFC” means a “controlled foreign corporation” within the meaning of section 957 of the Code.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the preamble.

“Company Ordinary Shares” means the ordinary shares of the Company, each having a nominal value of one eurocent (EUR 0.01).

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of July 3, 2013, between the Company and the Parent.

“Contract” means any contract, agreement, instrument, undertaking, indenture, commitment, loan, license, settlement, consent, note or other legally binding obligation (whether or not in writing).

“Control,” “Controlled” and “Controlling” means, with respect to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “Controlled by” and “under common Control with” shall be construed accordingly.

“Controlled Affiliate” means any Affiliate of the specified Person that is, directly or indirectly, Controlled by the specified Person.

“Deed of Issue” means a private deed of issue of even date herewith pursuant to which the Company issued 97,560,976 Company Ordinary Shares to the Shareholder.

“Derivative Instruments” means any and all derivative securities (as defined under Rule 16a-1 under the Securities Exchange Act) that increase in value as the value of any Equity Securities of the Company increases, including a long convertible security, a long call option and a short put option position, in each case, regardless of whether (i) such derivative security conveys any voting rights in any Equity Security, (ii) such derivative security is required to be, or is capable of being, settled through delivery of any Equity Security or (iii) other transactions hedge the value of such derivative security.

“Designated Company Voting Matters” means each of the following: (i) the appointment, suspension or dismissal of any director (other than any Shareholder Designee) whose appointment, suspension or dismissal (as applicable) was not approved by the Board; and (ii) any Merger Transaction or Sale Transaction that was not approved by the Board.

“Designated Shareholder Voting Matter” means each of the following: (i) any Merger Transaction or Sale Transaction (other than a Merger Transaction or Sale Transaction not approved by the Board); (ii) any Qualifying Transaction (other than a Qualifying Transaction that is a Merger Transaction or Sale Transaction not approved by the Board); (iii) any amendment or series of related amendments to the Articles of Association, by-laws, or other organizational or constitutive documents of the Company that would have a materially adverse and disproportionate effect on the rights of the Parent, the Shareholder or any Investor under such organizational or constitutive documents relative to the other shareholders of the Company; and (iv) any proposal at any general meeting of the Company in accordance with Article 5.3 of the Articles of Association to limit or exclude the Preemptive Rights.

“Dutch Civil Code” means the civil code of the Netherlands (Burgerlijk Wetboek).

“Encumbrance” means any mortgage, commitment, transfer restriction, deed of trust, pledge, option, power of sale, retention of title, right of pre-emption, right of first refusal, executorial attachment, hypothecation, security interest, encumbrance, claim, lien or charge of any kind, or an agreement, arrangement or obligation to create any of the foregoing.

“Equity Securities” means any and all (i) shares, interests, participations or other equivalents (however designated) of capital stock or other voting securities of a corporation, any and all equivalent or analogous ownership (or profit) or voting interests in a Person (other than a corporation), (ii) securities convertible into or exchangeable for shares, interests, participations or other equivalents (however designated) of capital stock or voting securities of a corporation, and securities convertible into or exchangeable for any equivalent or analogous ownership (or profit) or voting interests in a Person (other than a corporation), and (iii) any and all warrants, rights or options to purchase any of the foregoing, whether voting or nonvoting, and, in each case, whether or not such shares, interests, participations, equivalents, securities, warrants, options, rights or other interests are authorized or otherwise existing on any date of determination.

“Foundation Agreements” means any and all agreements among the Company, the Parent, the Shareholder, the Investors and any other Persons with respect to the Foundation Structure, including the Stichting’s constitutional documents and the terms of administration.

“Foundation Structure” means the structure with respect to (and the terms and provisions governing) the ownership, voting and transfer of the Shareholder’s and each Investor’s Company Ordinary Shares set forth on Exhibit A.

“GAAP” means generally accepted accounting principles in the United States of America.

“Governmental Approval” means any consent, approval, license, permit, order, qualification, authorization of, or registration or other action by, or any filing with or notification to, any Governmental Authority.

“Governmental Authority” means any supranational, national, regional, federal, state, provincial, territorial, municipal or local court, administrative body or other governmental or quasi-governmental entity or authority or SRO with competent jurisdiction (including any arbitration panel or body) exercising legislative, judicial, regulatory or administrative functions of or pertaining to supranational, national, regional, federal, state, provincial, territorial, municipal or local government, including any department, commission, board, agency, bureau, subdivision, instrumentality or other regulatory, administrative, arbitral or judicial authority.

“Group” has the meaning assigned to such term in Section 13(d)(3) of the Securities Exchange Act.

“Investor Action” has the meaning set forth in Section 7.3.

“Investors” means (i) the Shareholder, (ii) any Permitted Transferee of the Shareholder to whom Company Ordinary Shares are Transferred by the Shareholder in compliance with the terms of this Agreement and (iii) any Permitted Transferee of any of the Persons described in clause (ii) of this definition to whom Company Ordinary Shares are Transferred by such Person in compliance with the terms of this Agreement.

“Knowledge of the Shareholder” means, with respect to any matter, the actual knowledge of any officer or employee of the Parent or any of its Subsidiaries whose job responsibilities include matters related to the Shareholder’s and its Affiliates’ ownership interest in the Company, including decisions regarding the Transfer of the Company Shares, after reasonable inquiry of the officers and employees of the Parent or any of its Subsidiaries who would reasonably be expected to have knowledge of such matter.

“Law” means any supranational, federal, state, local or foreign law (including common law), statute or ordinance, or any rule, regulation, or agency requirement of any Governmental Authority.

“Merger Transaction” means any transaction or series of related transactions involving: (i) any acquisition (whether direct or indirect, including by way of merger, share exchange, consolidation, business combination or other similar transaction) or purchase from the Company or any of its Subsidiaries that would result in any Person or Group Beneficially Owning more than fifty percent (50%) of the total outstanding Equity Securities of the Company (measured by voting power or economic interest), or (ii) any tender offer, exchange offer or other secondary acquisition that would result in any Person or Group Beneficially Owning more than fifty percent (50%) of the total outstanding Equity Securities of the Company (measured by voting power or economic interest).

“New Securities” means any Equity Securities of the Company other than (i) Equity Securities issued to employees, officers or directors pursuant to any stock options, employee stock purchase or other equity-based plans approved by the Board, or (ii) Equity Securities issued in connection with a stock split, stock dividend or similar recapitalization.

“Nine Month Restricted Period” means the period from the date that is the nine (9) month anniversary of the date of this Agreement until the date that is the twelve (12) month anniversary of the date of this Agreement.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award by a Governmental Authority of competent jurisdiction.

“Original Company Ordinary Shares” means the 97,560,976 Company Ordinary Shares issued to the Shareholder by the Company on the date hereof (as adjusted from time to time to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change).

“Other Party” has the meaning set forth in Section 6.8.

“Parent” has the meaning set forth in the preamble.

“Permitted Transfer” has the meaning set forth in Section 3.1(b).

“Permitted Transferee” means the Parent and any wholly owned Subsidiary of the Parent; provided that such Transferee would continue to qualify as a Permitted Transferee of the applicable Transferor if such Transfer were to take place as of any time of determination (and, in the event that such Transferee would no longer so qualify, (i) such Transferee shall, and the Parent shall procure that such Transferee shall, immediately Transfer back the Transferred securities to such Transferor, or, if such Transferor by that time is no longer a Permitted Transferee, to the Parent as if such Transfer had not taken place ab initio, (ii) the Parent shall procure that such Transfer shall not be notified to the Company and (iii) the Company shall no longer, and shall instruct its transfer agent and other third parties to no longer, record or recognize such Transfer on the shareholders’ register of the Company).

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.

“PFIC” means a “passive foreign investment company” within the meaning of section 1297 of the Code.

“Preemptive Rights” means the rights granted to the Investors pursuant to Section 3.3 of this Agreement.

“Preemptive Rights Threshold” means the issuance or sale by the Company of New Securities for cash since the date hereof that, in the aggregate, (i) have, or will have upon issuance or sale, voting power equal to or in excess of twenty percent (20%) of the voting power outstanding as of the date hereof, or (ii) are, or will be upon issuance or sale, equal to or in excess of twenty percent (20%) of the Equity Securities of the Company outstanding as of the date hereof.

“Pro Rata Portion” means, with respect to any Investor, (a) for the purposes of Section 3.3, the number of New Securities equal to the product of (i) the total number of New Securities to be issued or sold by the Company and (ii) the fraction determined by dividing (A) the number of Company Ordinary Shares held by such Investor immediately prior to such issuance or sale and (B) the total number of Company Ordinary Shares outstanding immediately prior to such issuance or sale; and (b) for the purposes of Section 3.5, the number of Equity Securities equal to the product of (i) the total number of New Securities to be redeemed or repurchased by the Company and (ii) the fraction determined by dividing (A) the number of Company Ordinary Shares held by such Investor immediately prior to such redemption or repurchase and (B) the total number of Company Ordinary Shares outstanding immediately prior to such redemption or purchase.

“QEF Election” has the meaning set forth in Section 5.3.

“Qualifying Transaction” means any transaction or series of related transactions that requires shareholder approval under clause 2:107A of the Dutch Civil Code.

“Registration Rights Agreement” has the meaning set forth in the Recitals.

“Representatives” of a Person means such Person’s Affiliates and the directors, officers, employees, advisers, agents, consultants, accountants, attorneys, sources of financing, investment bankers and other representatives of such Person and of such Person’s Affiliates.

“Restricted Period Termination Date” has the meaning set forth in Section 3.1(a).

“Sale Transaction” means any transaction or series of related transactions involving the direct or indirect sale, lease, assignment, disposition or other transfer (by operation of law or otherwise) of all or substantially all of the assets of the Company and its Subsidiaries, on a consolidated basis.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and applicable rules and regulations thereunder.

“Securities Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations thereunder.

“Service” has the meaning set forth in Section 6.1.

“Service Coordinators” has the meaning set forth in Section 6.3.

“Service Taxes” has the meaning set forth in Section 6.7.

“Shareholder” has the meaning set forth in the preamble.

“Shareholder Designee” means an individual designated in writing by the Shareholder, pursuant to Section 2.1(a), to be nominated by the Company for appointment to the Board as a non-executive director for a term expiring at the fourth annual general meeting following such appointment, or any such term pursuant to re-appointment of such individual at the annual general meeting.

“Shareholder Director” means a Shareholder Designee who has been appointed to the Board.

“Share Purchase Agreement” means the Share Purchase Agreement, dated as of the Signing Date, among the Company, the Parent, the Shareholder and AerCap Ireland Limited.

“Signing Date” means December 16, 2013.

“SRO” means (i) any “self-regulatory organization” as defined in Section 3(a)(26) of the Securities Exchange Act, (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market or (iii) any other securities exchange.

“Standstill Level” means, as of any date of determination, a number of Company Ordinary Shares equal to the greater of (a) (i) 97,560,976 Company Ordinary Shares less (ii) the total number of Company Ordinary Shares Transferred by the Parent, the Shareholder and each Investor (other than Transfers to a Permitted Transferee) from the date of this Agreement through the date of determination (in each case, as adjusted from time to time to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Ordinary Shares with a record date occurring on or after the date of this Agreement) and (b) twenty percent (20%) of the outstanding Company Ordinary Shares, based on the most recently (as of the date of determination) publicly outstanding share count of Company Ordinary Shares disclosed by the Company in any filings with the SEC.

“Standstill Period” has the meaning set forth in Section 3.2(b).

“Subsidiary” in respect of a Person, means any corporation, partnership, joint venture, trust, limited liability company, unincorporated association or other entity in respect of which such Person: (w) is entitled to more than 50% of the interest in the capital or profits; (x) holds or controls a majority of the voting securities or other voting interests; (y) has rights via holdings of debt or other contract rights that are sufficient for control and consolidation for GAAP purposes; or (z) has the right to appoint or elect a majority of the board of directors or Persons performing similar functions.

“Terminating Party” has the meaning set forth in Section 6.8.

“Total Economic Interest” means, as of any date of determination, the total economic interests of all Voting Securities then outstanding. The percentage of the Total Economic Interest Beneficially Owned by any Person as of any date of determination is the percentage of the Total Economic Interest that is represented by all Voting Securities then Beneficially Owned by such Person or Beneficially Owned or conveyed to such Person pursuant to any Derivative Instruments and any swaps or any other agreements, transactions or series of transactions, whether any such swap, agreement, transaction or series of transaction is to be settled by delivery of securities, in cash or otherwise.

“Total Voting Power” means, as of any date of determination, the total number of votes that may be cast at any general meeting of the Company, including votes that may be cast with respect to the Designated Shareholder Voting Matters and abstentions that may be made with respect to the Designated Company Voting Matters. The percentage of the Total Voting Power Beneficially Owned by any Person as of any date of determination is the percentage of the Total Voting Power that is represented by the total number of votes that may be cast or abstained from voting by such Person pursuant to (a) any Voting Securities then Beneficially Owned by such Person or (b) any Contract or other arrangement or right, including this Agreement.

“Transaction Agreements” means the Share Purchase Agreement and the $1,000,000,000 Five-Year Revolving Credit Agreement, dated as of the date hereof, between AerCap Ireland Capital Ltd., as Borrower, and the Parent, as Bank and Administrative Agent.

“Transfer” means (i) any direct or indirect offer, sale, lease, assignment, Encumbrance, disposition or other transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any Contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, Encumbrance, disposition or other transfer (by operation of law or otherwise), of any Equity Security or (ii) to enter into any Derivative Instrument, swap or any other Contract, agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any Equity Security, whether any such Derivative Instrument, swap, Contract, agreement, transaction or series of transaction is to be settled by delivery of securities, in cash or otherwise.

“Transferor” means a Person that Transfers or proposes to Transfer; and “Transferee” means a Person to whom a Transfer is made or is proposed to be made.

“Twelve Month Restricted Period” means the period from the date following the date that is the twelve (12) month anniversary of the date of this Agreement until the date that is the fifteen (15) month anniversary of the date of this Agreement.

“Voting Agreement Period” means the period beginning on the date of this Agreement and ending on the first Business Day on which the collective Beneficial Ownership of Company Ordinary Shares of the Investors, as a group, is less than or equal to twenty-four and nine-tenths percent (24.9%) of the then issued and outstanding Company Ordinary Shares.

“Voting Agreement Period Voting Shares” means, at any time of calculation during the Voting Agreement Period, the number of Company Ordinary Shares equal to the product of (a) the quotient of (i) 24.9 divided by (ii) 75.1 times (b) the difference of (i) the total number of Company Ordinary Shares outstanding at such time minus (ii) the total number of Company Ordinary Shares Beneficially Owned by the Investors (collectively) at such time.

“Voting Securities” means Company Ordinary Shares and any other securities of the Company entitled to vote at any general meeting of the Company.

“Waived Provisions” has the meaning set forth in Section 3.2(a)(xii).

1.2 Interpretation. The words “hereof” and “herein” and similar words shall be construed as references to this Agreement as a whole and not limited to the particular Article, Section or Schedule in which the reference appears. Unless the context otherwise requires, references herein: (x) to Articles, Sections and Schedules mean the Articles and Sections of, and Schedules attached to, this Agreement; and (y) to an agreement, instrument or other document, means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof. Any reference to a wholly-owned Subsidiary of a Person shall mean such Subsidiary is directly or indirectly wholly owned by such Person. The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms. No rule of construction against the draftsperson shall be applied in connection with the interpretation or enforcement of this Agreement and this Agreement shall be interpreted literally not taking into account any other facts or circumstances, including any conduct, actions, statements, intentions, assumptions or beliefs of any of the parties at any time, as this Agreement is the product of negotiations between sophisticated parties advised by counsel. The headings in this Agreement do not affect its interpretation. The schedules, exhibits and annexes form part of this Agreement. References to “US$” or “U.S. dollars” are to U.S. dollars. Any reference to a “company” includes any company, corporation or other body corporate, wherever and however incorporated or established. Any reference to a statute, statutory provision or subordinate legislation (“legislation”) includes references to: (a) that legislation as re-enacted or amended by or under any other legislation before or after the Signing Date; (b) any legislation which that legislation re-enacts (with or without modification); and (c) any subordinate legislation made under that legislation before or after the Signing Date, as re-enacted or amended as described in (a), or under any legislation referred to in (b). Any reference to writing shall include any mode of reproducing words in a legible and non-transitory form. References to one gender include all genders and references to the singular include the plural and vice versa. References to “ordinary course” or words of similar meaning when used in this Agreement shall mean with respect to any Person “the ordinary course of business of such Person, consistent with past practice” unless specified otherwise. References to “includes” or “including” or words of similar meaning when used in this Agreement shall mean “including without limitation” unless specified otherwise. References to a number or amount of “issued and outstanding” Company Ordinary Shares shall mean the number or amount of issued and outstanding Company Ordinary Shares based on the most recently (as of the date of determination) publicly outstanding share count of Company Ordinary Shares disclosed by the Company in any filings with the SEC. English words used in this Agreement intend to describe Dutch legal concepts (unless explicitly defined otherwise) and the consequences of those words under New York law or any other foreign law shall be disregarded.

ARTICLE II

GOVERNANCE

2.1 Composition of the Board of Directors.

(a) Subject to the other provisions of this Section 2.1, (i) for so long as the Investors Beneficially Own any Company Ordinary Shares, the Shareholder shall have the right to designate one Shareholder Designee, and to propose to remove any Shareholder Director and designate another Shareholder Designee in his or her place; and (ii) for so long as the Investors Beneficially Own (collectively) at least ten percent (10%) of the then issued and outstanding Company Ordinary Shares, the Shareholder shall have the right to designate two Shareholder Designees, and to propose to remove any Shareholder Director and designate another Shareholder Designee in his or her place; provided that no other Person shall have the exercisable right to designate more directors to the Board than the Shareholder as a result of any agreement between the Company and such Person and the Company shall take all necessary actions to give effect to this proviso, including, if necessary adjusting the size of the Board and the number of Shareholder Designees that the Shareholder has the right to designate.

(b) During the Board Seat Period, the Company shall procure that the appointment of the Shareholder Designees to the Board is proposed and recommended for approval by the Company’s shareholders at the next annual general meeting of the Company following any designation by the Shareholder of such Shareholder Designee.

(c) If any Shareholder Designee is not appointed to the Board at any annual general meeting of the Company during the Board Seat Period the Shareholder may designate a replacement Shareholder Designee for appointment to the Board. The Company shall propose and recommend the appointment of such replacement Shareholder Designee at an extraordinary general meeting of the Company to be held not later than sixty (60) days after any such annual general meeting.

(d) If the Shareholder wishes to remove a Shareholder Director and designate another Shareholder Designee in his or her place pursuant to this Section 2.1, the Company shall propose and recommend the appointment of such replacement at the next annual general meeting of the Company following any such designation.

(e) The Shareholder shall notify the Company of the identity of any proposed Shareholder Designee in writing, at or before the time such information is reasonably requested by the Board, any committee of the Board or the Company for inclusion in any materials to be provided to shareholders of the Company in connection with a general meeting of the Company, together with all information about such proposed Shareholder Designee as shall be reasonably requested by the Board, any committee of the Board or the Company (including, at a minimum, any information regarding such proposed Shareholder Designee to the extent required by applicable Law).

(f) During the Board Seat Period, in the event of the death, disability, removal or resignation of a Shareholder Director, the Shareholder may propose a replacement Shareholder Designee for appointment to the Board and the Company shall propose and recommend the appointment of such replacement Shareholder Designee at the next annual general meeting of the Company after the Shareholder has proposed such replacement Shareholder Designee.

(g) The Company will at all times provide each Shareholder Director (in his or her capacity as a member of the Board) with the same rights to indemnification and insurance that it provides to the other members of the Board and shall procure that the agenda for each annual general meeting of the Company during the Board Seat Period and the first annual general meeting following the termination of the Board Seat Period includes a resolution discharging all directors of the Board, including any Shareholder Directors, in respect of their management during the prior fiscal year.

(h) During any period between the death, disability, removal or resignation of a Shareholder Director and the appointment of any replacement Shareholder Designee to the Board, such Shareholder Designee shall be entitled to attend meetings of the Board in the capacity of an observer with the right to speak and participate in discussions of the Board, but without any voting rights, and the Company shall provide such Shareholder Designee with written notice of all Board meetings and all Board papers on the same basis as notices and Board documents are provided to the directors of the Company.

(i) The Parent and the Shareholder acknowledge that the Company will require, prior to his or her nomination:

(i) each Shareholder Designee to be appointed to the Board to agree in writing, on substantially the same terms as accepted in writing by the other non-executive directors of the Company, to be bound by and duly comply with applicable Law, the Articles of Association, the rules and practices applicable to the Board and its committees and the corporate governance principles applied by the Company;

(ii) each Shareholder Designee to be appointed to the Board to agree in writing, on substantially the same terms as accepted in writing by the other members of the Board, to keep confidential all information regarding the Company and its Subsidiaries of which he or she becomes aware in his or her capacity as a member of the Board;

(iii) each Shareholder Designee to be appointed to the Board to agree in writing to recuse himself or herself from any deliberations or discussions of the Board or any committee of the Board regarding any Transaction Agreement, the transactions contemplated thereby and any matter related thereto;

(iv) each Shareholder Designee to be appointed to the Board to agree in writing to (x) resign from the Board effective immediately upon the termination of the Board Seat Period and (y) resign from the Board effective on the date that the Investors Beneficially Own (collectively) less than ten percent (10%) of the then issued and outstanding Company Ordinary Shares, to the extent such Shareholder Designee is designated by the Shareholder to resign; and

(v) each Shareholder Designee that acts as an observer to agree in writing to keep confidential all information regarding the Company and its Subsidiaries of which he or she becomes aware in his or her capacity as an observer.

The Parent and the Shareholder shall cause each Shareholder Designee and each Shareholder Director to comply with all of the agreements referenced in the foregoing clauses (i)-(v).

(j) Notwithstanding anything to the contrary herein, during the Board Seat Period, each Shareholder Director shall be entitled to attend meetings of the Shareholders.

2.2 Objection to Shareholder Designee. Notwithstanding the provisions of this Article II, the Shareholder will not be entitled to designate a particular Shareholder Designee (or, for the avoidance of doubt, any Shareholder Director) for appointment to the Board pursuant to this Article II in the event that the Board, any committee of the Board or the Company reasonably determines that (i) the appointment of such Shareholder Designee to the Board would cause the Company to not be in compliance with applicable Law, (ii) such Shareholder Designee has been involved in any of the events enumerated in Item 2(d) or (e) of Schedule 13D under the Securities Exchange Act or Item 401(f) of Regulation S-K under the Securities Act or is subject to any Order of any Governmental Authority prohibiting service as a director of any public company, (iii) such Shareholder Designee does not satisfy the director eligibility requirements applicable to the other members of the Board or (iv) for any Shareholder Designee that is not a senior officer of the Parent, such Shareholder Designee is not acceptable to the Board for a compelling reason or reasons. In any such case described in clauses (i) through (iv) of the immediately preceding sentence, the Shareholder will withdraw the designation of such proposed Shareholder Designee and, during the Board Seat Period, be permitted to designate a replacement therefor (which replacement Shareholder Designee will also be subject to the requirements of this Section 2.2).

2.3 Voting Agreement.

(a) During the Voting Agreement Period, the Parent, the Shareholder and each Investor, pursuant to the procedures set forth in Section 2.3(d), (i) may vote in the aggregate up to a number of Voting Securities equal to the Voting Agreement Period Voting Shares in any manner chosen by the Parent, the Shareholder or the Investor, as applicable, and (ii) shall abstain from voting any Voting Securities in excess of the Voting Agreement Period Voting Shares owned by them in the aggregate or over which they have voting control, in each case with respect to any action, proposal or other matter to be voted upon at each general meeting of the Company; provided, however, that, with respect to the Designated Shareholder Voting Matters, the Parent, the Shareholder and each Investor shall be entitled to vote each Voting Security owned by it or over which it has voting control in any manner chosen by the Parent, the Shareholder or the Investor, as applicable.

(b) Notwithstanding anything to the contrary herein, at any time the collective Beneficial Ownership of Company Ordinary Shares of the Investors, as a group, is equal to or more than ten percent (10%) of the then issued and outstanding Company Ordinary Shares, each of the Parent, the Shareholder and each Investor shall cause all of the Voting Securities owned by it or over which it has voting control to abstain from voting with respect to any Designated Company Voting Matter.

(c) Following the Voting Agreement Period, except as set forth in Section 2.3(b), the Shareholder and each Investor shall be entitled to vote each Voting Security owned by it or over which it has voting control in any manner chosen by the Shareholder or the Investor, as applicable.

(d) So long as the collective Beneficial Ownership of Company Ordinary Shares of the Investors is equal to or more than ten percent (10%) of the then issued and outstanding Company Ordinary Shares, with respect to any matter that the Shareholder and each Investor is required to abstain from voting on or is permitted to vote on, the Parent, the Shareholder and each Investor shall cause each Voting Security owned by it or over which it has voting control to abstain from voting or to be voted, as applicable, by completing the proxy forms distributed by the Company together with the notice of the general meeting, and not by any other means. The Shareholder and each Investor shall deliver the completed proxy form to the Company no later than one (1) week prior to the date of such general meeting of the Company. Furthermore, so long as the collective Beneficial Ownership of Company Ordinary Shares of the Investors, as a group, is equal to or more than ten percent (10%) of the then issued and outstanding Company Ordinary Shares, none of the Parent, the Shareholder or any Investor, and none of their respective designees or Representatives, except as permitted pursuant to Section 2.1(j), shall attend any general meeting of the Company or vote in person at any general meeting of the Company and each of them, on its own behalf and on behalf of its respective designees and Representatives, irrevocably waives the right to do so. The Parent, the Shareholder and each Investor hereby agrees to take such further action or execute such other instruments as may be necessary to effectuate the intent of this Section 2.3(d). The Parent, the Shareholder and each Investor acknowledge and agree that the attendance in-person at any general meeting of the Company by the Parent, the Shareholder, any Investor or any of their respective designees or Representatives, except as permitted pursuant to Section 2.1(j), shall be a breach of this Section 2.3(d) and the Company shall be entitled to take any and all actions to give effect to the terms of this Section 2.3, including by adjourning, suspending or postponing such meeting and seeking and obtaining an injunction or injunctions pursuant to Section 7.14 requiring the Parent, the Shareholder and each Investor to act in accordance with this Section 2.3.

(e) In the event the Parent or any Investor challenges the validity or enforceability of this Section 2.3, then the Company may, at its option, elect to implement the Foundation Structure. If the Company so elects to implement the Foundation Structure pursuant to this Section 2.3(e), then, as promptly as practicable, the Parent and each Investor shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to implement the Foundation Structure, including executing and delivering any and all Foundation Agreements. Each Investor grants to the Company an irrevocable power of attorney with the power of sub-delegation to (i) perform all acts, including acts of disposition (beschikkingshandelingen) on behalf of each Investor, that, in the reasonable discretion of the Company, are necessary to and (ii) cause to be done all things necessary, proper or advisable to, implement the Foundation Structure pursuant to this Section 2.3(e), including executing and delivering any and all Foundation Agreements.

(f) If the Foundation Structure is implemented at any time, the Shareholder and the Company shall cause the Stichting to execute a customary joinder to this Agreement, in form and substance reasonably acceptable to the Company.

(g) For the avoidance of doubt, the voting restrictions set forth in this Section 2.3 apply only to the Shareholder and any Investor, and do not apply to any Transferee (other than a Permitted Transferee) of the Shareholder or any Investor.

2.4 Termination of Board Designation Rights. Notwithstanding anything in this Agreement to the contrary, (a) promptly upon the termination of the Board Seat Period, (i) all obligations of the Company with respect to the Shareholder and any Shareholder Director or Shareholder Designee pursuant to this Article II shall forever terminate, (ii) the Shareholder shall have no further rights to designate any persons for appointment to the Board and (iii) unless otherwise consented to by the Company, the Parent and the Shareholder shall cause any Shareholder Directors to immediately resign from the Board and (b) promptly upon the date that the Investors Beneficially Own (collectively) less than ten percent (10%) of the then issued and outstanding Company Ordinary Shares, the Parent and the Shareholder shall cause one Shareholder Director (such Shareholder Director to be designated by the Shareholder) to resign from the Board if at such time there are two Shareholder Directors on the Board. For the avoidance of doubt, if at any time the Investors do not Beneficially Own any Company Ordinary Shares the Parent and the Shareholder shall cause any Shareholder Directors to immediately resign from the Board.

ARTICLE III

COVENANTS

3.1 Transfer Restrictions.

(a) Other than Permitted Transfers, none of the Shareholder or any Investor shall Transfer any Company Ordinary Shares or other Voting Securities until the date that is the fifteen (15) month anniversary of the date of this Agreement (such date, the “Restricted Period Termination Date”); provided that the Shareholder or any Investor may Transfer any Company Ordinary Shares or other Voting Securities (i) up to an aggregate amount equal to one-third of the Original Company Ordinary Shares during the Nine Month Restricted Period, and (ii) up to an aggregate amount equal to two-thirds of the Original Company Ordinary Shares (including any Original Company Ordinary Shares or other Voting Securities Transferred by the Shareholder or any Investor during the Nine Month Restricted Period) in the Twelve Month Restricted Period.

(b) “Permitted Transfer” means, in each case so long as such Transfer is in accordance with applicable Law:

(i) a Transfer of Company Ordinary Shares to a Permitted Transferee, so long as such Permitted Transferee, to the extent it has not already done so, executes a customary joinder to this Agreement, in form and substance reasonably acceptable to the Company, in which such Permitted Transferee agrees to be an “Investor” for all purposes of this Agreement;

(ii) a Transfer of Company Ordinary Shares in connection with a Merger Transaction approved by the Board;

(iii) a Transfer of Company Ordinary Shares to the Company; and

(iv) a Transfer of Company Ordinary Shares to the Stichting as part of the implementation of the Foundation Structure pursuant to 2.3.

(c) Notwithstanding anything to the contrary contained herein or in the Registration Rights Agreement, including the occurrence of the Restricted Period Termination Date or the expiration or inapplicability of the Nine Month Restricted Period or the Twelve Month Restricted Period, none of the Shareholder or any Investor shall Transfer (including pursuant to the Registration Rights Agreement) any Company Ordinary Shares or other Voting Securities:

(i) other than in accordance with all applicable Laws and the other terms and conditions of this Agreement; and

(ii) except pursuant to a Permitted Transfer or a bona-fide, broadly distributed underwritten offering made pursuant to the Registration Rights Agreement, in one or more related transactions Company Ordinary Shares representing Beneficial Ownership of Company Ordinary Shares equal to or in excess of 9.9 percent (9.9%) of the Total Voting Power to any single Person or to any group of Persons who, to the knowledge of the Shareholder, form a Group.

(d) In connection with any Transfer to a Permitted Transferee prior to the termination of this Agreement pursuant to Section 7.1, the Parent and the Shareholder shall cause any Permitted Transferee to execute a customary joinder to this Agreement, in form and substance reasonably acceptable to the Company, in which such Permitted Transferee agrees to become a party to this Agreement and to be an “Investor” for all purposes of this Agreement and provides notice information for the purposes of Section 7.2.

(e) Notwithstanding anything to the contrary contained herein or in the Registration Rights Agreement, including the occurrence of the Restricted Period Termination Date or the expiration or inapplicability of the Nine Month Restricted Period or the Twelve Month Restricted Period, none of the Parent, the Shareholder or any Investor shall Transfer any Company Ordinary Shares or other Voting Securities in connection with any tender offer, exchange offer or other secondary acquisition not approved and recommended by the Board.

3.2 Standstill Provisions.

(a) During the Standstill Period, the Parent, the Shareholder and each Investor shall not, directly or indirectly, and shall not authorize any of their Representatives (acting on their behalf) or Controlled Affiliates, directly or indirectly, to, without the prior written consent of, or waiver by, the Company:

(i) acquire, offer or seek to acquire, agree to acquire or make a proposal (including any private proposal to the Company or the Board) to acquire, by purchase or otherwise (including through the acquisition of Beneficial Ownership), any securities (including any Equity Securities) or Derivative Instruments, or direct or indirect rights to acquire any securities (including any Equity Securities) or Derivative Instruments, of the Company or any Subsidiary of the Company or any successor to or Person in Control of the Company, or any securities (including any Equity Securities) or indebtedness convertible into or exchangeable for any such securities or indebtedness, other than as a result of any stock split, stock dividend or distribution, other subdivision, reorganization, reclassification or similar capital transaction involving Equity Securities of the Company; provided that the Shareholder and each Investor may acquire, offer or seek to acquire, agree to acquire or make a proposal to acquire Company Ordinary Shares (and any securities (including any Equity Securities) convertible into or exchangeable for Company

Ordinary Shares) and Derivative Instruments, if immediately following such acquisition, agreement to acquire or proposal to acquire, the collective Beneficial Ownership of Company Ordinary Shares of the Investors, as a group, would not exceed the Standstill Level;

(ii) enter into any discussions or arrangements with any Person regarding any Transfer (other than Transfers permitted by Sections 3.1 and 3.2) of Voting Securities, including Transfers by operation of Law and Transfers in connection with any merger, share exchange, consolidation, business combination or other similar transaction;

(iii) participate in any acquisition of assets or business of the Company or its Subsidiaries or Affiliates;

(iv) conduct, fund or otherwise participate in any tender offer or exchange offer involving Voting Securities or any securities convertible into, or exercisable or exchangeable for, Voting Securities, in each case not approved by the Board;

(v) otherwise act, alone or in concert with others, to seek to control or influence the management, Board, shareholders or policies of the Company or its Subsidiaries or Affiliates, or take any action to prevent or challenge any transaction to which the Company or any of its Subsidiaries or Affiliates is a party, except as required pursuant to Section 2.3(b);

(vi) make or join or become a participant in (or in any way encourage) any “solicitation” of “proxies” (as such terms are defined in Regulation 14A as promulgated by the SEC) or consents to vote any Voting Securities or any of the voting securities of any of the Company’s Subsidiaries or Affiliates, or otherwise advise or influence any Person with respect to the voting of any securities of the Company or its Subsidiaries or Affiliates;

(vii) make any public announcement with respect to, or solicit or submit a proposal for, or offer, seek, propose or indicate an interest in (with or without conditions) any merger, consolidation, business combination, tender or exchange offer, recapitalization, reorganization, purchase or license of a material portion of the assets, properties, securities or indebtedness of the Company or any Subsidiary of the Company, or other similar extraordinary transaction involving the Company, any Subsidiary of the Company or any of their respective securities or indebtedness, or enter into any discussions, negotiations, arrangements, understandings or agreements (whether written or oral) with any other Person (other than their respective Representatives) regarding any of the foregoing;

(viii) call or seek to call a meeting of shareholders of the Company or initiate any shareholder proposal for action of the Company’s shareholders, or seek election or appointment to or to place a representative on the Board (except pursuant to Article II of this Agreement) or seek the removal or suspension of any director from the Board (except pursuant to Article II of this Agreement);

(ix) form, join, become a member or in any way participate in a Group (other than with any Investors) with respect to the securities, other than indebtedness, of the Company or any of its Subsidiaries or Affiliates;

(x) deposit any Voting Securities in a voting trust or similar Contract or subject any Voting Securities to any voting agreement, pooling arrangement or similar arrangement or Contract, or grant any proxy with respect to any Voting Securities (in each case, other than in accordance with Section 2.3 hereof);

(xi) make any proposal or disclose any plan, or cause or authorize any of its and their directors, officers, employees, agents, advisors and other Representatives to make any proposal or disclose any plan on its or their behalf, inconsistent with the foregoing restrictions;

(xii) exercise any rights granted to shareholders of the Company pursuant to Sections 2:110 or 2:114a of the Dutch Civil Code and the corresponding provisions of the Articles of Association (such provisions, the “Waived Provisions”);

(xiii) take any action or cause or authorize any of its and their directors, officers, employees, agents, advisors and other Representatives to take any action on its or their behalf, that might require the Company or any of its Subsidiaries or Affiliates to publicly disclose any of the foregoing actions or the possibility of a business combination, merger or other type of transaction or matter described in this Section 3.2;

(xiv) advise, assist, arrange or otherwise enter into any discussions or arrangements with any third party with respect to any of the foregoing; or

(xv) directly or indirectly, contest the validity of, or seek an amendment, waiver, suspension or termination of, any provision of this Section 3.2 (including this subclause) or Section 2.3 (whether by legal action or otherwise);

it being understood and agreed that this Section 3.2 shall not in any way limit the activities of any Shareholder Director taken in good faith solely in his or her capacity as a director of the Company. The Parent, the Shareholder and each Investor shall immediately notify the Company in writing if any of them or, to their knowledge, any of their respective Affiliates, directors, officers, employees, agents, advisors or other Representatives, is contacted by any Person in regard to any of the actions described in clauses (i)-(xv) above. Such notice shall disclose to the Company the material terms of such contact and the Persons involved. The Parent, the Shareholder and each Investor shall not, and shall not authorize any of their respective Subsidiaries, Affiliates, directors, officers, employees, agents, advisors or other Representatives to, directly or indirectly, make, in each case to the Company or to a third party, any proposal, statement or inquiry, or disclose any intention, plan or arrangement, whether written or oral, inconsistent with the provisions of this Section 3.2, or request the Company or any of its directors, officers, employees, agents, advisors or other Representatives, directly or indirectly, to amend, waive, suspend or terminate any provision of this Section 3.2 (including this sentence). A breach of this Section 3.2 by any Subsidiary, Affiliate, director, officer, employee, agent, advisor or other Representative of the Parent, the Shareholder or any Investor shall be deemed a breach by such party of this Section 3.2. The Shareholder and each Investor expressly and irrevocably waive through the end of the Standstill Period any and all rights it may have under the Waived Provisions.

(b) “Standstill Period” shall mean the period beginning on the date hereof and ending six (6) months after the first Business Day on which the Investors collectively Beneficially Own less than ten percent (10%) of the then issued and outstanding Company Ordinary Shares.

(c) The prohibition in Section 3.2(a)(i) shall not apply to ordinary course of business activities of the Parent, the Shareholder, each Investor or any of their respective Affiliates in connection with:

(i) proprietary and third party fund and asset management activities;

(ii) brokerage and securities trading activities;

(iii) financial services and insurance activities;

(iv) acquisitions made as a result of (A) a stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change, (B) in connection with securing or collecting indebtedness previously contracted in good faith and not with the intention of circumventing the prohibition in Section 3.2(a)(i) or (C) the exercise of preemptive rights pursuant to Section 3.3; and

(v) acquisitions made in connection with a transaction in which the Parent, the Shareholder, any of the Investors or any of their respective Affiliates acquires a previously unaffiliated business entity that Beneficially Owns Company Ordinary Shares or other Voting Securities, or any securities convertible into, or exercisable or exchangeable for, Company Ordinary Shares or other Voting Securities, at the time of the consummation of such acquisition, provided that in connection with any such acquisition, the Parent, the Shareholder, the applicable Investor or the applicable Affiliate, as the case may be, (A) either (1) causes such entity to divest the Company Ordinary Shares or other Voting Securities, or any securities convertible into, or exercisable or exchangeable for, Company Ordinary Shares or other Voting Securities, Beneficially Owned by the acquired entity prior to the consummation of such acquisition or (2) divests the Company Ordinary Shares or other Voting Securities, or any other securities convertible into, or exercisable or exchangeable for, Company Ordinary Shares or other Voting Securities, Beneficially Owned by the Parent, the Shareholder, the Investors and their respective Affiliates, in an amount so that the Parent, the Shareholder, the Investors and their respective Affiliates, together with such acquired business entity, shall not, acting alone or as part of a Group, directly or indirectly, Beneficially Own a number of Company Ordinary Shares in excess of the Standstill Level following such acquisition, and (B) if any annual or extraordinary meeting of the shareholders is held prior to the disposition thereof, votes such Company Ordinary Shares or other Voting Securities on each matter presented at any such annual or extraordinary meeting of the shareholders in accordance with the recommendation of the Board, any committee of the Board or the Company;

provided that, in the case of each of (i) through (v) of this Section 3.2(c), such ordinary course of business activities shall be made without the intent to influence the control of the Company, and provided, further, that the Parent, the Shareholder, the Investors or any of their Affiliates shall not use any confidential material in connection with such ordinary course of business activities.

3.3 Preemptive Rights. Except to the extent limited or excluded by the shareholders of the Company at any general meeting of the Company (in which case the Investors will not have Preemptive Rights), the Company hereby grants each Investor the right, subject to applicable Law to purchase its Pro Rata Portion of any New Securities the Company proposes to sell or issue for cash from time to time in excess of the Preemptive Rights Threshold. The Company shall give written notice of a proposed issuance or sale described in the preceding sentence to the Shareholder and each Investor at least ten (10) days prior to the date of the proposed issuance or sale (or, if such notice period is not reasonably possible under the circumstances, such prior notice as is reasonably possible) in excess of the Preemptive Rights Threshold. Such notice shall set forth (to the extent known) the material terms and conditions of the proposed issuance or sale, including the proposed manner of disposition, the number or amount and description of the shares proposed to be issued or sold, the proposed issuance or sale date, the proposed purchase or subscription price per share, and an offer to each Investor to purchase or subscribe for its Pro Rata Portion of such New Securities. At any time during the ten (10) day period (or such shorter period if the Company’s notice was sent, in accordance with the second sentence of this Section 3.3, less than ten (10) days prior to the proposed issuance or sale date) following receipt of such notice, each Investor shall have the right to elect to purchase or subscribe for its Pro Rata Portion of the number of New Securities at the purchase or issuance price and upon the terms and conditions set forth in the notice. Each Investor may transfer its rights to make such purchase to any of its Permitted Transferees. The Company shall be free to complete the proposed issuance or sale of New Securities; provided that (i) the Company sells or issues to each Investor (or its Permitted Transferees) any New Securities it elected to purchase pursuant to its response to the Company’s notice, on the terms and conditions set forth in the notice, simultaneously with any sale or issuance of such New Securities to any other Person, (ii) any sale or issuance of such New Securities to any other Person must be on terms no less favorable to the Company than those set forth in the notice delivered to the Investors; and (iii) the sale or issuance must close no more than ninety (90) days after the proposed date included in the notice.

3.4 Majority Ownership. The Company shall not take any action that would cause the Investors (collectively) to Beneficially Own more than fifty percent (50%) of the Company Ordinary Shares or other Voting Securities, or any securities convertible into, or exercisable or exchangeable for, Company Ordinary Shares or other Voting Securities; provided that if the Investors (collectively) do come to Beneficially Own more than fifty percent (50%) of the Company Ordinary Shares or other Voting Securities, or any securities convertible into, or exercisable or exchangeable for, Company Ordinary Shares or other Voting Securities as a result of an action taken by the Company in violation of this Section 3.4 (the number of securities in excess of such fifty percent (50%) level, the “Excess Shares Amount”), the Shareholder and each Investor may Transfer a number of Equity Securities equal to the Excess Shares Amount freely without regard to the transfer restrictions set forth in Section 3.1.

3.5 Pro Rata Redemptions. In the event of a proposed redemption or repurchase of Equity Securities by the Company or its Subsidiaries, each Investor shall be entitled to cause the Company or its Subsidiaries to redeem or repurchase Equity Securities it holds up to its Pro Rata

Portion of the Equity Securities that the Company proposes to redeem or repurchase. The Company shall give written notice of a proposed redemption or repurchase to the Shareholder and each Investor at least ten (10) days prior to the date of the proposed redemption or repurchase (or, if such notice period is not reasonably possible under the circumstances, such prior notice as is reasonably possible). Such notice shall set forth (to the extent known) the material terms and conditions of the proposed redemption or repurchase, including the proposed manner of redemption or repurchase, the number or amount and description of the shares proposed to be redeemed or repurchased, the proposed transaction date, the proposed redemption or repurchase price per share, and an offer to each Investor to cause the Company or its Subsidiaries to redeem or repurchase Equity Securities it holds up to its Pro Rata Portion of the Equity Securities that the Company or its Subsidiary proposes to redeem or repurchase. At any time during the ten (10) day period (or such shorter period if the Company’s notice was sent, in accordance with the second sentence of this Section 3.5, less than ten (10) days prior to the proposed redemption or repurchase date) following receipt of such notice, any Investor shall have the right to elect to redeem or resell its Pro Rata Portion of the Equity Securities at the redemption or repurchase price and upon the terms and conditions set forth in the notice. The Company shall be free to complete the proposed redemption or repurchase of Equity Securities; provided that (i) the Company redeems or repurchases any Equity Securities any Investor elected to have redeemed or repurchased pursuant to its response to the Company’s notice, on the terms and conditions set forth in the notice, simultaneously with any redemption or repurchase of Equity Securities from any other shareholder of the Company, (ii) any redemption or repurchase of such Equity Securities from any other shareholder must be on terms no less favorable to the Company than those set forth in the notice delivered to the Investors; and (iii) the redemption or repurchase must close no more than ninety (90) days after the proposed date included in the notice.

3.6 Listing. The Company shall not take any action, or fail to take any action, that would cause the Company’s Ordinary Shares to no longer be listed on the New York Stock Exchange.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of the Investors. Each Investor, on behalf of itself and not any other Investor, hereby represents and warrants to the Company as follows as of the date hereof (or, if applicable, as of the date the joinder agreement pursuant to which such Investor shall have become a party to this Agreement):

(a) Such Investor Beneficially Owns and owns of record the number of Company Ordinary Shares as listed on Schedule A (or, in the case of a joinder agreement, as listed on an annex to such joinder agreement) opposite such Investor’s name.

(b) Such Investor is duly incorporated or otherwise organized and validly existing under the Laws of its jurisdiction of organization and has the requisite power and authority to own its assets and properties and operate its business as now conducted. Such Investor is in good standing (where such concept is legally recognized in the applicable jurisdiction) and has all requisite power to enter into, complete the transactions contemplated by, and carry out its obligations under, this Agreement.

(c) The execution and delivery by such Investor of this Agreement, the performance by it of its obligations under this Agreement and the consummation by it of the transactions contemplated by this Agreement do not and will not: (i) violate or result in the breach of any provision of the organizational documents of such Investor; (ii) conflict with or violate in any material respect any Law or Order of any Governmental Authority applicable to, or require any Governmental Approvals to be made or obtained by, such Investor (except for any such consents or approvals which have been obtained); or (iii) conflict with or violate, result in any breach of, constitute a default (or event which, with the giving or notice or lapse of time, or both, would constitute a default) under, require any consent under or give to any Person any rights of termination, acceleration or cancellation of, or result in a loss of rights under, any Contract to which such Investor is a party or by which it or any of its properties, assets or businesses is bound or subject.

(d) The execution, delivery and performance by such Investor of this Agreement, and the consummation by such Investor of the transactions contemplated hereunder, have been duly authorized by all necessary corporate and shareholder action on the part of such Investor, and no further approval or authorization shall be required on the part of such Investor. This Agreement has been duly executed and delivered by such Investor. Assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes the legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with its terms.

(e) Such Investor: (i) is acquiring the Company Ordinary Shares for its own account, solely for investment and not with a view toward, or for sale in connection with, any distribution thereof in violation of any foreign, federal, state or local securities or “blue sky” laws, or with any present intention of distributing or selling such Company Ordinary Shares, as applicable, in violation of any such laws, (ii) has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of its investment in the Company Ordinary Shares, as applicable, and of making an informed investment decision and (iii) is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act. Such Investor understands that the Company is relying on the statements contained herein to establish an exemption from registration under the Securities Act and under foreign, federal, state and local securities Laws and acknowledges that the Company Ordinary Shares issued to it by the Company pursuant to the Deed of Issue are not registered under the Securities Act or any other applicable Law and that such Company Ordinary Shares may not be Transferred except pursuant to the registration provisions of the Securities Act (and in compliance with any other applicable Law) or pursuant to an applicable exemption therefrom.

4.2 Representations and Warranties of the Company. The Company hereby represents and warrants to the Parent and the Investors as follows:

(a) The Company is validly existing and is a company duly incorporated under the Laws of the Netherlands with full power and authority to conduct such business as it presently conducts, and has been in continuous existence since its incorporation. The Company has all requisite power to enter into, complete the transactions contemplated by, and carry out its obligations under, this Agreement.

(b) The execution and delivery by the Company of this Agreement, the performance by it of its obligations under this Agreement and the consummation by it of the transactions contemplated by this Agreement do not and will not: (i) subject to Section 7.6, violate or result in the breach of any provision of the organizational documents of the Company; (ii) conflict with or violate in any material respect any Law or Order of any Governmental Authority applicable to, or require any Governmental Approvals to be made or obtained by the Company (except for any such consents or approvals which have been obtained); or (iii) conflict with or violate, result in any breach of, constitute a default (or event which, with the giving or notice or lapse of time, or both, would constitute a default) under, require any consent under or give to any Person any rights of termination, acceleration or cancellation of, or result in a loss of rights under, any Contract to which the Company is a party or by which it or any of its properties, assets or businesses is bound or subject.

(c) The execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of the transactions contemplated hereunder, have been duly authorized by all necessary corporate and shareholder action on the part of the Company, and no further approval or authorization shall be required on the part of the Company. This Agreement has been duly executed and delivered by the Company. Assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

4.3 Representations and Warranties of the Parent. The Parent hereby represents and warrants to the Company as follows as of the date hereof:

(a) The Parent is duly incorporated or otherwise organized and validly existing under the Laws of its jurisdiction of organization and has the requisite power and authority to own its assets and properties and operate its business as now conducted. The Parent is in good standing (where such concept is legally recognized in the applicable jurisdiction) and has all requisite power to enter into, complete the transactions contemplated by, and carry out its obligations under, this Agreement.

(b) The execution and delivery by the Parent of this Agreement, the performance by it of its obligations under this Agreement and the consummation by it of the transactions contemplated by this Agreement do not and will not: (i) violate or result in the breach of any provision of the organizational documents of the Parent; (ii) conflict with or violate in any material respect any Law or Order of any Governmental Authority applicable to, or require any Governmental Approvals to be made or obtained by the Parent (except for any such consents or approvals which have been obtained); or (iii) conflict with or violate, result in any breach of, constitute a default (or event which, with the giving or notice or lapse of time, or both, would constitute a default) under, require any consent under or give to any Person any rights of termination, acceleration or cancellation of, or result in a loss of rights under, any Contract to which the Parent is a party or by which it or any of its properties, assets or businesses is bound or subject.

(c) The execution, delivery and performance by the Parent of this Agreement, and the consummation by the Parent of the transactions contemplated hereunder, have been duly authorized by all necessary corporate and shareholder action on the part of the Parent, and no further approval or authorization shall be required on the part of the Parent. This Agreement has been duly executed and delivered by the Parent. Assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes the legal, valid and binding obligation of the Parent, enforceable against the Parent in accordance with its terms.

ARTICLE V

TAX MATTERS

5.1 Tax Return Information. The Company will as promptly as practicable furnish to any Investor information reasonably requested to enable such Investor or its direct or indirect equity owners to comply with any applicable tax reporting requirements with respect to Company Ordinary Shares held by such Investor, including, without limitation, such information as may be reasonably requested by such Investor to complete U.S. federal, state or local or non-U.S. income tax returns. The Company will use reasonable best efforts to provide any tax-related information that is required to be provided to the Investors by the Company or any of its Subsidiaries in respect of a fiscal year within sixty (60) calendar days following the end of such fiscal year.

5.2 PFIC and CFC Information. After the end of each fiscal year, the Company will timely determine whether the Company or any of its Subsidiaries is expected to be, or was, a PFIC or CFC for any taxable year and inform the Investors of its determination. If the Company believes the Company or any of its Subsidiaries is a PFIC or a CFC for any taxable year or there is a reasonable possibility that the Company or any of its Subsidiaries will be a PFIC or a CFC for any taxable year, the Company will prepare an annual statement that sets forth an estimate of the amount that the Investors would be required to include in taxable income on their U.S. tax returns if the Company or such Subsidiary did in fact constitute a PFIC or a CFC for such taxable year, as well as any other information required to comply with applicable CFC and PFIC reporting requirements. Each of the Investors will cooperate with the Company, and provide such information as may be reasonably requested by the Company, to determine whether the Company is a CFC.

5.3 QEF Election. If the Company believes there is a reasonable possibility that the Company or any of its Subsidiaries constitutes a PFIC for any taxable year, the Company will provide the Investors with the information necessary in order for the Investors or any direct or indirect equity owner therein, as the case may be, to timely and properly make an election under section 1295 of the Code to treat the Company or such Subsidiary as a “qualified electing fund” (a “QEF Election”) and comply with the reporting requirements applicable to such a QEF Election. The Company will obtain professional assistance experienced in matters relating to the relevant aspects of the Code to the extent necessary to make the determinations and to provide the information and statements described in Section 5.1 and this Section 5.3.

5.4 Retention of Tax Information. The Company hereby undertakes to keep any documentation supporting any tax-related information supplied to any Investor as provided under this Article V for no less than seven (7) years.

5.5 Cooperation. The Company will reasonably cooperate with the Investors in considering structures that mitigate any adverse PFIC or CFC tax consequences to the Investors and that limit withholding or capital gain taxes with respect to amounts paid to the Investors, including in connection with any transfer of Company Ordinary Shares. Without limitation of the foregoing, the Company will, at the Shareholder’s request, consult with the Shareholder regarding the advisability of making an election to treat any Subsidiary for U.S. federal income tax purposes as an association taxable as a corporation, a partnership or a disregarded entity under U.S. Treasury Regulations section 301.7701-3(a); provided that the Company shall have the sole discretion to make any final decision regarding such elections.

ARTICLE VI

TRANSITION SERVICES

6.1 Services. The Parent, through its Representatives, shall provide or cause to be provided to the Company those services set forth on Exhibit B hereto (as the same may be amended from time to time in accordance with this Article VI) (each, a “Service” and collectively, the “Services”) for the period of time set forth on Exhibit B with respect to each Service or such other time as agreed by the Parent and the Company to enable the Company to migrate to another provider. The Parent shall not be required to perform a Service if the provision of such Service by the Parent conflicts with or violates applicable Law or is impracticable because of any force majeure (provided, that the Parent will use commercially reasonable efforts to continue to provide such Service); provided that the Company and the Parent shall cooperate with a view to procuring all third party, governmental and regulatory consents, authorizations and approvals necessary for the Services to be provided in accordance with applicable Law.

6.2 Scope of Services. Except as may otherwise be agreed, the Services shall be in all material respects the same as those provided as at the Signing Date (both individually and in the aggregate) and the Services shall be provided by the Parent using reasonable skill and care and to a standard no less than that to which the Services were provided in the twelve months prior to the Signing Date.

6.3 Service Coordinators. The Parent and the Company shall each nominate a Representative to act as the primary contact person with respect to the performance of the services contemplated by this Article VI (the “Service Coordinators”). Unless the Parent and the Company otherwise agree, all communications relating to this Article VI and Exhibit B will be directed to the respective Service Coordinator, who shall, and each of the Parent and the Company shall ensure that its respective Service Coordinator uses reasonable efforts and work in good faith to, resolve any disputes or disagreements as expeditiously as possible. In the event a dispute arises between the Shareholder and the Company that the Service Coordinators are unable to resolve within thirty (30) days, then either Service Coordinator may request that face to face or telephonic negotiations be conducted within five (5) days of such request by the parties’ applicable Service provider and Service recipient as listed on Exhibit B.

6.4 Additional Services. From time to time, the Company may request additional services by providing the Parent with reasonable prior written notice. Upon mutual agreement between the Parent and the Company with respect to the additional services and the fees for such additional services, Exhibit B hereto shall be deemed amended to include such additional services.

6.5 Independent Contractor. At all times during the performance of the Services, all Persons performing services hereunder (including any agents, temporary employees, independent third parties and consultants) shall be construed as being independent from the Company and not as employees of the Company on account of such Services. For all purposes hereof, the Parent shall at all times act as an independent contractor and shall have no authority to represent the Company in any way or otherwise be deemed an agent, lawyer, employee, representative, joint venturer or fiduciary of the Company. Neither the Company nor the Parent shall declare or represent to any third party that the Parent has any power or authority to negotiate or conclude any agreement, or to make any representation or to give any undertaking on behalf of the Company in any way whatsoever.

6.6 Service Fees. The Company shall pay the fee for each Service as specified on Exhibit B. The Parent may invoice the Company for Services and applicable taxes as specified on Exhibit B. The Company shall remit payment for Services and applicable taxes so invoiced by wire transfer of immediately available funds to the account specified in the invoice within forty-five (45) days after receipt of the invoice. Each invoice shall set forth in reasonable detail the Services rendered by the Parent for the period covered by such invoice and such additional information as the Company may reasonably request. If all or a portion of the payment is not made when due, the overdue amount shall bear interest from the date such amount is due until it is paid in full, at an interest rate per annum equal to the average of three month LIBOR for US dollars that appears on page LIBOR 01 (or a successor page) of Reuters Telerate Screen as at 11:00 a.m. (London time) on each day during the period for which interest is to be paid.

6.7 Service Taxes. Any sales tax, value-added tax, goods and services tax or similar tax (“Service Taxes”) (but excluding any Service Tax based upon the net income of the Shareholder, which shall be for the account of the Shareholder) shall be separately stated on the relevant invoice and shall be paid by the Company to the Shareholder in accordance with Exhibit B; provided, that the Shareholder shall cooperate with the Company to mitigate any such Service Taxes. The Shareholder shall be responsible for remitting any such Service Taxes to the appropriate taxing authority.

6.8 Service Termination. Either the Company or the Parent (such party giving notice of termination under this Section 6.8, the “Terminating Party”) may terminate this Article VI on thirty (30) days’ prior written notice to the other (the “Other Party”) if the Other Party is in default of any of its material obligations under this Article VI; provided, that the Terminating Party shall not be entitled to terminate this Article VI if the Other Party shall have remedied such default to the Terminating Party’s reasonable satisfaction within such thirty (30) day period. Any termination notice delivered pursuant to this Section 6.8 shall specify in reasonable detail the particulars of the breach. Other than Services relating to human resources, the Company may, for any reason or no reason, discontinue receiving any or all of the Services by giving the Parent at least thirty (30) days’ prior written notice, which notice shall specify the date as of which any such Services shall be discontinued. Exhibit B shall be deemed amended to delete such discontinued Services as of the termination date specified in such notice, and this Article VI shall be of no further force and effect for such discontinued Services, except as to obligations accrued prior to the date of discontinuation of such Services.

6.9 Service Indemnity. The Parent shall indemnify, defend and hold harmless the Company and its Affiliates and their respective directors and officers and their respective successors and permitted assigns, against all claims, liabilities, damages, losses or expenses to the extent arising out of the gross negligence, recklessness or willful misconduct by the Parent or its Representatives in the performance of the Services. The Company shall indemnify, defend and hold harmless the Parent and its Affiliates and their respective directors and officers and their respective successors and permitted assigns against all claims, liabilities, damages, losses or expenses to the extent arising out of the gross negligence, recklessness or willful misconduct by the Company, its Affiliates, employees, agents, subcontractors or assigns for bodily injury to persons or physical damage to tangible personal or real property for which the Company is legally liable to that third party, except to the extent caused by the gross negligence, recklessness or willful misconduct of the Parent, its Affiliates, employees, agents, subcontractors or assigns in the performance of the Services. Neither the Parent nor the Company shall be liable in respect of any indemnification obligation under this Section 6.9 in excess of the fees paid under this Article VI. Neither the Parent nor the Company shall be liable to the other for any special, indirect, incidental, consequential, exemplary or punitive damages (including lost or anticipated revenues or profits, failure to realize expected savings, expenses of investigation, enforcement and collection and attorneys’ and accountants’ fees and expenses) arising from the provision of Services hereunder, whether such claim is based on warranty, contract, tort (including negligence or strict liability) or otherwise, even if an authorized representative of such party is advised of the possibility of the same. Any claim hereunder shall be made subject to and in accordance with the indemnification procedures in the Share Purchase Agreement.

ARTICLE VII

MISCELLANEOUS

7.1 Term. This Agreement will be effective as of the date hereof and shall automatically terminate at such time as the Investors no longer Beneficially Own any Company Ordinary Shares. If this Agreement is terminated pursuant to this Section 7.1, this Agreement shall become void and of no further force and effect, except for the provisions set forth in Section 1.2, Article VI and this Article VII, and except that no termination hereof shall have the effect of shortening the Standstill Period.

7.2 Notices.

(a) All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile with receipt confirmed or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.2):

(i)	if to the Parent:

American International Group, Inc.

80 Pine Street

New York, New York 10005

United States of America

Fax: 212-425-3275

Attention: General Counsel

with a copy to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

United States of America

Fax: 212-909-6836

Attention:	John M. Vasily
Andrew L. Bab

(ii)	if to the Shareholder:

AIG Capital Corporation

80 Pine Street

New York, New York 10005

United States of America

Fax: 212-425-3275

Attention: General Counsel, American International Group, Inc.

with a copy to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

United States of America

Fax: 212-909-6836

Attention:	John M. Vasily
Andrew L. Bab

(iii)	if to the Company:

AerCap Holdings N.V.

AerCap House

Stationsplein 965

1117 CE Schiphol

The Netherlands

Fax number: +31 20 655 9100

Attention: Chief Legal Officer

with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Fax: 212-474-3700

Attention:	Scott A. Barshay
George F. Schoen

(b) Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

(i) if delivered personally, on delivery;

(ii) if sent by registered or certified mail, three (3) Business Days after the date of posting; and

(iii) if sent by facsimile with receipt confirmed before 5:30 p.m. on a Business Day, when dispatched, or if sent on a day which is not a Business Day or after 5:30 p.m. on a Business Day, at 9:00 a.m. on the next following Business Day.

(c) For the purposes of this Section 7.2, any reference to a particular time relates to the time at the location of the party giving notice as set out in Section 7.2(a).

7.3 Investor Actions. Any determination, consent or approval of, or notice or request delivered by, or any similar action of, the Investors (each, an “Investor Action”) shall be made by, and shall be valid and binding upon, all Investors if made by (i) a majority of the Total Voting Power then Beneficially Owned by all Investors or (ii) the Parent; provided, that in the event of any conflict between any Investor Action made by a majority of the Total Voting Power Beneficially Owned by all Investors and an Investor Action made by the Parent, the Investor Action made by the Parent shall control.

7.4 No Rescission. Each party to this Agreement hereby waive their rights under Articles 6:265 to 6:272 inclusive and 6:228, respectively, of the Dutch Civil Code to rescind (ontbinden) or nullify (vernietigen) on the ground of error (dwaling), or demand in legal proceedings the rescission (ontbinding) or nullification (vernietiging) of, this Agreement.

7.5 No Partnership. Nothing in this Agreement shall be taken to constitute a partnership between any of the parties to this Agreement or the appointment of the parties to this Agreement as agent for the others.

7.6 Articles of Association. Upon the occurrence of a conflict between any provision of this Agreement and any provision of the Articles of Association, then this Agreement will prevail, subject to applicable Law.

7.7 Amendments and Waivers. No provision of this Agreement may be amended, supplemented or modified except by a written instrument signed by the Parent, the Shareholder and the Company, and any such amendment, supplement or modification shall be binding on the Investors. No provision of this Agreement may be waived except by a written instrument signed by (i) the Company, in the event the waiver is to be effective against the Company or (ii) the Parent and the Shareholder, in the event the waiver is to be effective against the Parent, the Shareholder or the Investors, and any such waiver shall be binding on the Investors. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege (geen rechtsverwerking). The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

7.8 Assignment. This Agreement shall not be assigned, in whole or in part, by operation of Law or otherwise without the prior written consent of the Parent, the Shareholder and the Company, and any such assignment shall be binding on the Investors. This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the parties hereto and their successors and permitted assigns.

7.9 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Any term or provision of this Agreement held invalid, illegal or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid, illegal or unenforceable. Upon any determination that any term or provisions of this Agreement is held invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be completed as originally contemplated to the greatest extent possible.

7.10 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other means of electronic transmission shall be as effective as delivery of a manually executed counterpart of any such agreement.

7.11 Entire Agreement. Except as otherwise expressly provided herein, this Agreement constitutes the entire agreement of the parties hereto with respect to its the subject matter and supersedes all prior agreements and undertakings, both written and oral, other than the Confidentiality Agreement to the extent not in conflict with this Agreement, between or on behalf of the Parent and/or its Affiliates, on the one hand, and the Company and/or its Affiliates, on the other hand, with respect to its subject matter.

7.12 English Language. This Agreement is in the English language and if this Agreement is translated into another language, the English language text shall prevail. Each notice or other communication under or in connection with this Agreement shall be in English.

7.13 Governing Law; Jurisdiction.

(a) This Agreement, all transactions contemplated by this Agreement, and all claims and defenses of any nature (including contractual and non-contractual claims and defenses) arising out of or relating to this Agreement, any transaction contemplated by this Agreement, and the formation, applicability, breach, termination or validity of this Agreement, shall be governed by and construed in accordance with the laws of the Netherlands without giving effect to any conflicts of law principles that would apply the Law of another jurisdiction.

(b) Any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or the transactions contemplated by this Agreement or the formation, applicability, breach, termination or validity thereof, shall in the first instance be settled by the courts of Amsterdam, The Netherlands.

7.14 Specific Performance. The parties hereby agree that irreparable damage would occur and that the parties would not have an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor and that the right of specific enforcement is an integral part of this Agreement and without that right, none of the Parent, the Shareholder, the Investors or the Company would have entered into this Agreement. It is accordingly agreed by the parties hereby that, prior to any termination of this Agreement in accordance with its terms, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages or otherwise (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which such party is entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement by the Parent, the Shareholder, the Investors or the Company is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Parent, the Shareholder, the Investors or the Company otherwise have an adequate remedy at law. The parties further acknowledge and agree that it is their anticipation and expectation that specific enforcement will be the primary remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached.

7.15 No Third Party Beneficiaries. This Agreement is for the sole benefit of the parties to this Agreement and their permitted successors and assigns and is not intended to and shall not confer upon any other Person any rights (geen derdenbeding), benefits or remedies of any nature under or by reason of this Agreement. Accordingly, any Person who is not a party to this Agreement may not enforce any of its terms.

7.16 Obligation to Update Schedule A. The Parent, the Shareholder and each Investor shall, as promptly as practicable following the completion of any acquisition or Transfer of any security of the Company or any Derivative Instrument, notify the Company in writing of such acquisition or Transfer and provide the Company with any information or materials with respect to such acquisition or Transfer (including the amount acquired or Transferred and the identity of the counterparty to such acquisition or Transfer) reasonably requested by the Company. Each of the parties hereto agrees that in connection with any acquisitions or Transfers of securities of the Company in accordance with the terms hereof, the parties hereto will, as promptly as practicable following the completion of such acquisition or Transfer, modify Schedule A to reflect the effect of such acquisition or Transfer.

7.17 Agent for Service of Process.

(a) Without prejudice to any other permitted mode of service, each of the Parent, the Shareholder and each Investor irrevocably agrees that service of any claim form, notice or other document for the purpose of Section 7.13 shall be duly served upon it if delivered personally or sent by pre-paid recorded delivery, special delivery or registered post to AerCap Holdings N.V., AerCap House, Stationsplein 965, 1117 CE Schiphol, The Netherlands or such other Person and address in The Netherlands as the Parent or the Shareholder shall notify the Company of in writing from time to time and the parties agree that failure by such appointed Person to notify their appointor of any such service shall not invalidate the proceedings concerned.

(b) Without prejudice to any other permitted mode of service, the Company irrevocably agrees that service of any claim form, notice or other document for the purpose of Section 7.13 shall be duly served upon it if delivered personally or sent by pre-paid recorded delivery, special delivery or registered post to the Company at its address set forth in Section 7.2 or such other Person and address in The Netherlands as the Company shall notify the Parent and the Shareholder of in writing from time to time and the parties agree that failure by such appointed Person to notify their appointor of any such service shall not invalidate the proceedings concerned.

[The remainder of this page left intentionally blank.]

IN WITNESS WHEREOF, each of the parties has duly executed this Agreement as of the date and year set forth above.

AIG CAPITAL CORPORATION

By
Name
Title

AMERICAN INTERNATIONAL GROUP, INC.

By
Name
Title

IN WITNESS WHEREOF, each of the parties has duly executed this Agreement as of the date and year set forth above.

AERCAP HOLDINGS N.V.

By
Name
Title

EXHIBIT B

AERCAP HOLDINGS N.V. REGISTRATION RIGHTS AGREEMENT

Dated as of [—], 2014

-i-

This REGISTRATION RIGHTS AGREEMENT, dated as of [—], 2014 (this “Agreement”), is made between AerCap Holdings N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands (together with its successors and permitted assigns, the “Company”), and American International Group, Inc., a Delaware Corporation (together with its successors and permitted assigns, the “Shareholder”).

A. On the date hereof, the Shareholder acquired 97,560,976 ordinary shares of the Company, par value EUR 0.01 per share (the “Company Shares”), pursuant to the Share Purchase Agreement, dated as of December 16, 2013 (the “Share Purchase Agreement”), among the Company, AerCap Ireland Ltd., the Shareholder and AIG Capital Corporation.

B. On the date hereof, the Company, the Shareholder, and the Parent are also entering into a Shareholders’ Agreement (the “Shareholders’ Agreement”).

C. In connection with the Completion of the transactions under the Share Purchase Agreement, the Company desires to grant to the Shareholder certain registration rights in the United States with respect to the Company Shares issued to the Shareholder pursuant to the Share Purchase Agreement.

D. Capitalized terms used in this Agreement are used as defined in Section 12.

Now, therefore, the parties hereto agree as follows:

1. Demand Registrations.

(a) Short-Form Registration. After the date that is 210 days after the Completion Date, so long as the Shareholder or any Investor holds Company Shares and such shares are Registrable Securities and so long as the Company is eligible to use Form F-3 or, if at such time the Company is not a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act, Form S-3 (or a comparable form) for the registration of its Company Shares, the Shareholder may make one or more Registration Requests covering all or a portion of the Registrable Securities held by it and the Investors pursuant to a shelf registration for the sale or distribution of Registrable Securities on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (a “Shelf Registration”). Any Shelf Registration shall provide for the resale of the Company Shares from time to time in the United States by and pursuant to any method or combination of methods legally available to the Shareholder and the Investors (including, without limitation, an underwritten offering, a direct sale to purchasers, a sale to or through brokers, dealers or agents, a sale over the internet, block trades, derivative transactions with third parties, sales in connection with short sales and other hedging transactions). The Company shall comply with the applicable provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by the Shelf Registration Statement in accordance with the intended methods of disposition by the Shareholder and the Investors thereof.

(b) Other Demand Registration. After the date that is 210 days after the Completion Date, so long as the Shareholder or any Investor holds Company Shares and such shares are Registrable Securities, if the Company is not eligible to use Form F-3 or Form S-3 (or a comparable form) for the registration of its Company Shares, the Shareholder may make one or more Registration Requests other than a Shelf Registration covering all or a portion of the Registrable Securities held by it and the Investors pursuant to the Securities Act. The Company shall comply with the applicable provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by the Registration Statement in accordance with the intended methods of disposition by the Shareholder and the Investors thereof.

(c) The Company, within thirty (30) days of the date on which the Company receives a Registration Request given by the Shareholder in accordance with Section 1(a) or Section 1(b) hereof, will file with the Commission, and the Company will thereafter use commercially reasonable efforts to cause to be declared effective as promptly as practicable, a Registration Statement on the appropriate form for the registration and sale, in accordance with the intended method or methods of distribution, of the total number of Registrable Securities specified by the Shareholder in such Registration Request (it being agreed that that the Registration Statement shall be an automatic shelf registration statement that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act if Rule 462(e) is available to the Company); provided, however, that the Company shall not be obligated to give effect to any Registration Request if, in the Company’s reasonable judgment, it is not feasible for the Company to proceed with such registration because of the unavailability of audited or other required financial statements of the Company or any other Person; provided, that the Company shall use its commercially reasonably efforts to obtain such financial statements as promptly as practicable.

(d) The Company will use commercially reasonable efforts to keep each Shelf Registration Statement filed pursuant to this Section 1 continuously effective and usable for the resale of the Registrable Securities covered thereby until the earlier of (i) three (3) years from the effective date of such Shelf Registration Statement and (ii) the date on which all of the Registrable Securities covered by such Shelf Registration Statement have been sold pursuant to such Shelf Registration Statement; provided that, if on the third (3rd) anniversary date of the effectiveness of a Shelf Registration Statement Registrable Securities covered by such Shelf Registration Statement remain unsold, the Company shall re-file such Shelf Registration upon its expiration and keep such re-filed Shelf Registration Statement effective and usable for the aforesaid period. The time period for which the Company is required to maintain the effectiveness of any Registration Statement is hereinafter referred to as the “Effectiveness Period”.

(e) After the date that is 270 days after the Completion Date, at any time that any Shelf Registration is effective, if the Shareholder delivers a notice to the Company (a “Take-Down Notice”) stating that it (or any Investor) intends to effect an underwritten offering or distribution of all or part of its or their Registrable Securities included by it (or any Investor) on any Shelf Registration (a “Shelf Offering”) and stating the number of the Registrable Securities to be included in the Shelf Offering, then the Company shall amend or supplement the Shelf Registration as may be necessary in order to enable such Registrable Securities to be distributed pursuant to the Shelf Offering. In connection with any Shelf Offering, if the managing underwriter(s) advise the Shareholder and the Investors in writing that in its or their view the total number or dollar amount of Registrable Securities proposed to be sold in such offering is such as to adversely affect the success of such offering, the managing underwriter(s) may limit the number of shares which would otherwise be included in such offering in the same manner as is described in Section 1(h). The Company will pay all Registration Expenses incurred in connection with any registration or underwritten offering requested in accordance with this Agreement.

(f) Selection of Underwriters. If the Shareholder or the Investors intend to distribute the Registrable Securities covered by any Registration Request or Take-Down Notice by means of an underwritten offering, the Shareholder will so advise the Company as a part of the Registration Request or Take-Down Notice. Subject to the last sentence of this Section 1(f), the Company will not be obligated to effect more than three (3) such underwritten offerings in any 12-month period. In connection with any such underwritten offering, (i) if there are less than five total joint book-running managing underwriters, the Company will have the right to appoint one such joint book-running managing underwriter, and (ii) if there are five or more total joint book-running managing underwriters, the Company will have the right to appoint two such joint book-running managing underwriters, and in each case the Shareholder will have the right to appoint the remaining joint book-running managing underwriters; provided, that each of the joint book-running managing underwriters appointed pursuant hereto will have equally shared responsibilities and economics, including for investor meetings and allocating the order book with all other joint book-running managing underwriters. In such an underwritten offering, the Shareholder and any Investor which holds Registrable Securities which are to be sold in such offering (together with the Company) will enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such offering. If the Shareholder disapproves of the terms of the underwriting, the Shareholder may elect to withdraw therefrom (which withdrawal will also constitute a withdrawal by all Investors) by written notice to the Company and the joint book-running managing underwriters; provided, however, that such attempted offering will count as one of the Shareholder’s three (3) underwritten offerings described above. Notwithstanding anything in this Agreement to the contrary, an attempted offering will not count as one of the Shareholder’s three (3) underwritten offerings described above if the Shareholder’s decision to withdraw from, terminate, abandon or cancel such offering results from or arises out of an action by the Company that could reasonably be expected to adversely affect the timing, marketability or offering price of the securities contemplated to have been offered in such registration.

(g) Restrictions on Underwritten Offerings. Notwithstanding anything in this Section 1 to the contrary, the Shareholder and the Investors may not make, and the Company will not be obligated to effect, an underwritten offering unless the reasonably anticipated aggregate gross proceeds of such underwritten offering are at least $100,000,000 (unless the Shareholder and the Investors are proposing to sell all of their remaining Company Shares). In addition, the Shareholder and the Investors may not, without the Company’s prior written consent:

(i) launch any offering within 120 days of any other underwritten offering of Registrable Securities by the Shareholder or any Investor; and

(ii) offer or sell in any offering (including, if applicable, pursuant to the exercise of any over-allotment or “green shoe” option) any Registrable Securities that, without giving effect to the offering, would represent more than 16% of the outstanding Company Shares at the time of such offering.

(h) Priority on Demand Registrations. The Company will not include in any underwritten registration pursuant to Section 1 any securities that are not Registrable Securities without the prior written consent of the Shareholder and each Investor. If the managing underwriter(s) advise the Shareholder and the Investors in writing that in its or their opinion the number of Registrable Securities (and, if permitted hereunder, other securities requested to be included in such offering) exceeds the number of securities that can be sold in such offering without adversely affecting the marketability of the offering, the Company will include in such offering only such number of securities that can be sold without adversely affecting the marketability of the offering, which securities will be so included in the following order of priority: (i) first, Registrable Securities of the Shareholder or any Investor and (ii) second, any other securities of the Company that have been requested to be so included. Notwithstanding the foregoing, no employee of the Company or any subsidiary thereof will be entitled to participate, directly or indirectly, in any such registration to the extent that the managing underwriter(s) (or, in the case of any offering that is not underwritten, a nationally recognized investment banking firm) determines in good faith that the participation of such employee in such registration would adversely affect the marketability or offering price of the securities being sold in such registration.

2. Restrictions on Demand Registration.

(a) Right to Defer or Suspend Registration. In the event that the Company determines in good faith that any one or more of the following circumstances exist, the Company may, at its option, (x) defer any registration of Registrable Securities in response to a Registration Request or (y) require the Shareholder and the Investors to suspend any offerings of Registrable Securities pursuant to a Registration Statement for the periods specified:

(i) if the Company is subject to any of its customary suspension or blackout periods, for all or part of such period;

(ii) if any offering would occur during the period commencing 15 days prior to any scheduled investor day presentation and ending two days after the furnishing to the SEC of the Form 6-K or Form 8-K reporting the substance of such investor day presentation, for the duration of such period;

(iii) for not more than sixty (60) days in the aggregate in any 180-day period, if the Company believes that an offering would require the Company, under applicable securities laws and other laws, to make disclosures of material non-public information that would not otherwise be required to be disclosed at that time and the Company believes in good faith that such disclosures at that time would not be in the Company’s best interests; provided, that this exception shall continue to apply only during the time that such material non-public information has not been disclosed and remains material; provided, further, that upon disclosure of such material non-public information, the Company shall (x) notify the Shareholder and the Investors whose Registrable Securities are included in the Registration Statement; (y) terminate any deferment or suspension it has put into effect; and (z) take such actions necessary to permit registered sales of Registrable Securities as required or contemplated by this Agreement, including, if necessary, preparation and filing of a post-effective amendment or prospectus supplement so that the Registration Statement and any prospectus forming a part thereof will not include an untrue statement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and

(iv) for not more than sixty (60) days in the aggregate in any 180-day period, if the Company is pursuing a primary underwritten offering of Company Shares pursuant to a Registration Statement; provided, however, that the Shareholder and the Investors shall have Piggyback Registration Rights with respect to such primary underwritten offering in accordance with and subject to the restrictions set forth in Section 3.

(b) In addition, the Company shall have the right, exercisable at its option, once in any 12-month period, to (x) defer any registration of Registrable Securities, including the exercise of Piggyback Registration rights in accordance with and subject to the restrictions set forth in Section 3, in response to a Registration Request, or (y) require the Shareholder and the Investors to suspend any offerings of Registrable Securities pursuant to a Registration Statement for a period of not more than sixty (60) days from the date of receipt of notice of such deferral or suspension, in each case, if the Company elects at such time to offer Company Shares or Company Share equivalents in order to:

(i) fund a merger, third party tender offer or exchange offer or other business combination, acquisition of assets or similar transaction; or

(ii) meet rating agency and other capital funding requirements.

(c) Limitation on Deferrals and Suspensions. The Company shall not be permitted to defer registration or require the Shareholder and the Investors to suspend an offering pursuant to this Section 2 if the duration of all such deferrals or suspensions would for any individual reason exceed sixty (60) consecutive days or if the duration of all such deferrals or suspensions would in the aggregate exceed one hundred ninety-five (195) days in any 12-month period.

(d) If the Company defers any registration of Registrable Securities in response to a Registration Request or Take-Down Notice or requires the Shareholder or the Investors to suspend any offering of Registrable Securities, the Shareholder and the Investors shall be entitled to withdraw such Registration Request or such Take-Down Notice, as the case may be, and if it does so, such request shall not be treated for any purpose as an exercise of a Registration Request or the delivery of a Take-Down Notice pursuant to Section 1 of this Agreement.

3. Piggyback Registrations.

(a) Right to Piggyback. After the date that is 270 days after the Completion Date, whenever the Company proposes to register any of its securities (other than (x) a registration pursuant to Section 1, relating solely to employee benefit plans, or relating solely to the sale of debt or convertible debt instruments or (y) an Excluded Offering) and the registration form to be filed may be used for the registration or qualification for distribution of Registrable Securities, the Company will give written notice at least fifteen (15) days before the anticipated filing date to the Shareholder and the Investors of its intention to effect such a registration and will include in such registration all Registrable Securities held by the Shareholder and the Investors with respect to which the Company has received from the Shareholder a written request for inclusion therein within ten (10) days after the date of the Company’s notice (a “Piggyback Registration”). If the Shareholder has made such a written request, it may withdraw its or any Investor’s Registrable Securities from such Piggyback Registration by giving written notice to the Company and the managing underwriter(s), if any, on or before the fifth (5th) day prior to the planned effective date of such Piggyback Registration. The Company may terminate or withdraw any registration under this Section 3 prior to the effectiveness of such registration, whether or not the Shareholder or any Investor has elected to include Registrable Securities in such registration, and, except for the obligation to pay Registration Expenses pursuant to Section 3(c), the Company will have no liability to the Shareholder or any Investor in connection with such termination or withdrawal.

(b) Underwritten Registration. If the registration referred to in Section 3(a) is proposed to be underwritten, the Company will so advise the Shareholder and the Investors as a part of the written notice given pursuant to Section 3(a). In such event, the right of the Shareholder and the Investors to registration pursuant to this Section 3 will be conditioned upon the Shareholder’s or such Investor’s participation in such underwriting and the inclusion of the Shareholder’s or such Investor’s Registrable Securities in the underwriting, and the Shareholder and any Investor which holds Registrable Securities which are to be sold in such offering will (together with the Company and any other holders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such offering by the Company. If the Shareholder disapproves of the terms of the underwriting, the Shareholder may elect to withdraw therefrom (which withdrawal will also constitute a withdrawal by all Investors) by written notice to the Company and the managing underwriter(s).

(c) Piggyback Registration Expenses. The Company will pay all Registration Expenses in connection with any Piggyback Registration, whether or not any registration or prospectus becomes effective or final.

(d) Priority on Primary Registrations. If a Piggyback Registration relates to an underwritten primary offering on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold without adversely affecting the marketability of such offering, the Company will include in such registration or prospectus only such number of securities that in the opinion of such underwriters can be sold without adversely affecting the marketability of the offering, which securities will be so included in the following order of priority: (i) first, the securities the Company proposes to sell and (ii) second, the Registrable Securities requested to be included in such registration by the Shareholder or any Investor and other securities requested to be included in such registration, pro rata among the holders of Registrable Securities and other securities on the basis of the number of securities owned by each such holder. Notwithstanding the foregoing, any employee of the Company or any subsidiary thereof will not be entitled to participate, directly or indirectly, in any such registration to the extent that the managing underwriter(s) (or, in the case of an offering that is not underwritten, a nationally recognized investment banking firm) will determine in good faith that the participation of such employee in such registration would adversely affect the marketability or offering price of the securities being sold in such registration.

(e) Priority on Secondary Registrations. If a Piggyback Registration relates to an underwritten secondary registration on behalf of other holders of the Company’s securities, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold without adversely affecting the marketability of the offering, the Company will include in such registration only such number of securities that in the opinion of such underwriters can be sold without adversely affecting the marketability of the offering, which securities will be so included in the following order of priority: (i) first, the securities requested to be included therein by the holders requesting such registration and (ii) second, the Registrable Securities requested to be included in such registration by the Shareholder or any Investor and other securities requested to be included in such registration, pro rata among the holders of Registrable Securities and other securities on the basis of the number of securities owned by each such holder. Notwithstanding the foregoing, any employee of the Company or any subsidiary thereof will not be entitled to participate, directly or indirectly, in any such registration to the extent that the managing underwriter(s) (or, in the case of an offering that is not underwritten, a nationally recognized investment banking firm) will determine in good faith that the participation of such employee in such registration would adversely affect the marketability or offering price of the securities being sold in such registration.

4. Holdback Agreement.

(a) If (i) during the Effectiveness Period, the Company shall file a Registration Statement (other than in connection with the registration of securities issuable pursuant to an employee stock option, stock purchase or similar plan or pursuant to a merger, exchange offer or a transaction of the type specified in Rule 145(a) under the Securities Act) with respect to an underwritten public offering of Company Shares or securities convertible into, or exchangeable or exercisable for, such securities, (ii) with reasonable prior notice, the managing underwriter or underwriters advises the Company in writing (in which case the Company shall notify the Shareholder and the Investors) that a public sale or distribution of Registrable Securities would materially adversely impact such offering and (iii) the underwriter or underwriters have obtained written holdback agreements from the Company, each executive officer of the Company and each other person who has been granted registration rights by the Company, then the Shareholder and each Investor shall, if requested by the Company and the managing underwriter or underwriters, to the extent not inconsistent with applicable law, refrain from effecting any public sale or distribution of Registrable Securities, without the prior written consent of the Company and the managing underwriter or underwriters, during the ten (10) days prior to the effective date of such Registration Statement and until the earliest of (A) sixty (60) days from the effective date of such Registration Statement; provided, that if the managing underwriter or underwriters, in its or their reasonable judgment, advises the Company that a period of sixty (60) days from the effective date is too short, this sixty (60) day period may be extended by the Company at the direction of the managing underwriter or underwriters by up to an aggregate of thirty (30) additional days or (B) the abandonment of such offering. Notwithstanding the foregoing, any obligations of the Shareholder and each Investor under this Section 4 shall terminate in the event that the Company or any underwriter terminates, releases or waives, in whole or in part, the holdback agreements with respect to the Company, any executive officer of the Company or any such other person who has been granted registration rights by the Company; and

(b) The Company, if requested in writing by the managing underwriter or underwriters in connection with an underwritten public offering of Registrable Securities by the Shareholder or any Investor, shall not make any public sale or other distribution of Company Shares or securities convertible into, or exercisable or exchangeable for, Company Shares (other than offerings in connection with the registration of securities issuable pursuant to an employee stock option, stock purchase or similar plan or pursuant to a merger, exchange offer or a transaction of the type specified in Rule 145(a) under the Securities Act) during the ten (10) days prior to the pricing date of such underwritten public offering and until the earliest of (A) sixty (60) days from the pricing date of such underwritten public offering; provided, that if the managing underwriter or underwriters, in its or their reasonable judgment, advises the Shareholder that a period of sixty (60) days from the pricing date is too short, this sixty (60) day period may be extended by the Shareholder at the direction of the managing underwriter or underwriters by up to an aggregate of thirty (30) additional days or (B) the abandonment of such offering.

5. Registration Procedures. In connection with the registration obligations of the Company pursuant to and in accordance with Section 1, the Company will use commercially reasonable efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method of disposition thereof. Without limiting the generality of the foregoing, the Company will, as expeditiously as possible:

(a) prepare and file with the Commission a Registration Statement with respect to such Registrable Securities, subject to Section 1(c) of this Agreement, make all required filings with FINRA and thereafter use commercially reasonable efforts to cause such Registration Statement to become effective upon filing but in any event not later than thirty (30) days after the filing of such Registration Statement; provided, that before filing a Registration Statement or any amendments or supplements thereto (other than reports required to be filed by it under the Exchange Act that are incorporated or deemed to be incorporated by reference into the Registration Statement), the Company will furnish to the Shareholder and the Investors copies of all documents proposed to be filed. If the Shareholder informs the Company in writing within five Business Days that it has any objections to the filing of such Registration Statement, amendment or supplement, the Company will not file such Registration Statement, amendment or supplement prior to the date that is five Business Days from the date the Shareholder and the Investors received such document. The Company will not file any Registration Statement or amendment or supplement to such Registration Statement to which the Shareholder will have reasonably objected in writing on the grounds that (and explaining why) such amendment or supplement does not comply in all material respects with the requirements of the Securities Act or of the rules or regulations thereunder;

(b) prepare and file with the Commission such amendments and supplements to such Registration Statement as may be necessary to keep such Registration Statement effective for a period of either (i) not less than the Effectiveness Period or, if such Registration Statement relates to an underwritten offering, such longer period as in the opinion of counsel for the underwriters a prospectus is required by law to be delivered in connection with sales of Registrable Securities by an underwriter or dealer or (ii) such shorter period as will terminate when all of the securities covered by such Registration

Statement have been disposed of in accordance with the intended methods of disposition by the Shareholder or any Investor, as applicable, set forth in such Registration Statement (but in any event not before the expiration of any longer period required under the Securities Act), and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the Shareholder and any Investor, as applicable, set forth in such Registration Statement;

(c) furnish to the Shareholder and the Investors, without charge, such number of conformed copies of such Registration Statement and of each post-effective amendment thereto, and deliver, without charge, such number of copies of each preliminary prospectus, final prospectus, all exhibits and other documents filed therewith and such other documents as the Shareholder and the Investors may reasonably request including in order to facilitate the disposition of the Registrable Securities owned by it or any Investor;

(d) use commercially reasonable efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as the Shareholder and the Investors reasonably request in writing (provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subsection, (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction);

(e) promptly notify the Shareholder and the Investors, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the discovery of the happening of any event as a result of which, the prospectus contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and, as promptly as practicable, prepare and furnish to the Shareholder and the Investors a reasonable number of copies of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

(f) promptly notify the Shareholder and the Investors (i) when the prospectus or any prospectus supplement or post-effective amendment has been filed and, with respect to such Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the Commission for amendments or supplements to such Registration Statement or to amend or to supplement such prospectus or for additional information, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of such Registration Statement or the initiation of any proceedings for such purpose, (iv) of the receipt by the Company or its legal counsel of any notification with respect to the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose and (v) the happening of any event that requires the Company to make changes in any effective Registration Statement or the Prospectus related to the Registration Statement to make changes necessary to make the statements in such Registration Statement not misleading or the statements in such Prospectus not misleading in light of the circumstances in which they were made (which notice shall be accompanied by an instruction to suspend the use of the Prospectus until the requisite changes have been made);

(g) use commercially reasonable efforts to cause all such Registrable Securities to be listed on each securities exchange, if any, on which similar securities issued by the Company are then listed or, if no similar securities issued by the Company are then listed on any securities exchange, use commercially reasonable efforts to cause all such Registrable Securities to be listed on such securities exchange reasonably selected by the Company;

(h) enter into such customary agreements (including underwriting agreements in form, scope and substance as is customary in underwritten offerings) and take all such appropriate and reasonable other actions as the Shareholder, the Investors or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities;

(i) if such offering is an underwritten offering, make available for inspection by the Shareholder, the Investors, any underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other agent retained by the Shareholder and the Investors or any such underwriter, all financial and other records, pertinent corporate documents of the Company as will be reasonably necessary to enable them to exercise their due diligence responsibilities, provided that each of the Shareholder, any such underwriter and any attorney, accountant or other agent retained by the Shareholder or any such underwriter will enter into a confidentiality agreement satisfactory to the Company;

(j) otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement, which earnings statement will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 thereunder;

(k) in the event of the issuance of any stop order suspending the effectiveness of a Registration Statement, or of any order suspending or preventing the use of any related prospectus or ceasing trading of any securities included in such Registration Statement for sale in any jurisdiction, use commercially reasonable efforts promptly to obtain the withdrawal of such order at the earliest practicable time;

(l) enter into such agreements and take such other actions as the Shareholder, the Investors or the underwriters reasonably request in order to expedite or facilitate the disposition of such Registrable Securities, including, without limitation, preparing for and participating in such number of “road shows”, and all such other customary selling efforts as the underwriters reasonably request in order to expedite or facilitate such disposition, including, as the underwriters reasonably request, making members of senior management of the Company, as would customarily participate in “road show” and other customary marketing activities for an offering by the Company comparable to such offering in size and type of securities offered, cooperate with the managing underwriters or underwriter and make themselves available to participate on a reasonable basis in “road show” and other customary marketing activities in such locations (domestic and foreign) as recommended by the managing underwriters or underwriter (including one-on-one meetings with prospective purchasers of the Registrable Securities);

(m) if such offering is an underwritten offering, use commercially reasonable efforts to obtain one or more comfort letters, addressed to the underwriters, the Shareholder and the Investors (provided that the Company’s independent public accountants will address a comfort letter to the Shareholder and the Investors), dated the effective date of, or the date of the final receipt issued for such Registration Statement (the date of the closing under the underwriting agreement for such offering), signed by the Company’s independent public accountants in customary form and covering such matters of the type customarily covered by comfort letters in underwritten offerings;

(n) if such offering is an underwritten offering, use commercially reasonable efforts to provide legal opinions of the Company’s outside counsel, addressed to the underwriters, dated the effective date of, or the date of the final receipt issued for such Registration Statement (the date of the closing under the underwriting agreement for such offering), each amendment and supplement thereto, with respect to the Registration Statement, each amendment and supplement thereto (including the preliminary prospectus) and such other documents relating thereto in customary form and covering such matters of the type customarily covered by legal opinions of such nature;

(o) make available to the Shareholder and the Investors each item of correspondence from the Commission or the staff of the Commission (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange) and each item of correspondence written by or on behalf of the Company to the Commission or the staff of the Commission (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), in each case relating to such Registration Statement, other than, in each case, any item of correspondence relating to any reports delivered or required to be delivered under the Exchange Act whether or not in connection with such Registration Statement; and

(p) use its commercially reasonable efforts to procure the cooperation of the Company’s transfer agent in settling any Transfer of Registrable Securities, including with respect to the transfer of any physical stock certificates representing common stock into book-entry form in accordance with any procedures reasonably requested by the Shareholder or the Investors or the underwriters.

The Company agrees not to file or make any amendment to any Registration Statement with respect to any Registrable Securities, or any amendment of or supplement to the prospectus used in connection therewith, that refers to the Shareholder or any Investor by name, or otherwise identifies the Shareholder or any Investor as the holder of any securities of the Company, without the consent of the Shareholder (any such consent to be binding on each Investor), such consent not to be unreasonably withheld or delayed, unless and to the extent such disclosure is required by applicable law.

The Company may require the Shareholder and any Investor to furnish the Company with such information regarding the Shareholder and such Investor and pertinent to the disclosure requirements relating to the registration and the distribution of such securities as the Company may from time to time reasonably request in writing. If within 20 days of the receipt of a written request from the Company, the Shareholder or any Investor fails to provide to the Company any information relating to the Shareholder or such Investor, as applicable, that is required by applicable law to be disclosed in the Registration Statement, the Company may exclude the Shareholder’s and such Investor’s, as applicable, Registrable Securities from such Registration Statement.

The Shareholder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 5(e), 5(f)(ii) or 5(f)(iii) hereof, that the Shareholder shall discontinue, and shall cause each Investor to discontinue, disposition of any Registrable Securities covered by such Registration Statement or the related prospectus until receipt of the copies of the supplemented or amended prospectus contemplated by Section 5(c) hereof, which supplement or amendment shall be prepared and furnished as soon as reasonably practicable, or until the Shareholder and the Investors are advised in writing by the Company that the use of the applicable prospectus may be resumed, and has received copies of any amended or supplemented prospectus or any additional or supplemental filings which are incorporated, or deemed to be incorporated, by reference in such prospectus (such period during which disposition is discontinued being an “Interruption Period”) and, if requested by the Company, the Shareholder shall use its commercially reasonable efforts to return to the Company all copies then in its possession or in the possession of any Investor, other than permanent file copies then in such holder’s possession, of the prospectus covering such Registrable Securities at the time of receipt of such request. As soon as practicable after the Company has determined that the use of the applicable prospectus may be resumed, the Company will notify the Shareholder and the Investors. In the event the Company invokes an Interruption Period hereunder and in the reasonable discretion of the Company the need for the Company to continue the Interruption Period ceases for any reason, the Company shall, as soon as reasonably practicable, provide written notice to the Shareholder and the Investors that such Interruption Period is no longer applicable. Notwithstanding anything in this paragraph to the contrary, no Interruption Period shall exceed sixty (60) days and, in any calendar year, no more than one hundred ninety-five (195) days in the aggregate may be part of an Interruption Period.

6. Registration Expenses.

(a) All expenses incidental to the Company’s performance of or compliance with this Agreement, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, word processing, duplicating and printing expenses, messenger and delivery expenses, the fees and disbursements of counsel for the Company, all independent certified public accountants, underwriters and other Persons retained by the Shareholder and the Investors, including the reasonable fees and expenses of one counsel to represent the Shareholder and the Investors selected by the Shareholder, and all transportation and other expenses incurred by or on behalf of the Shareholder, any Investor, the Company or any underwriters, or their representatives, in connection with “roadshow” presentations and the holding of meetings with potential investors to facilitate the distribution and sale of the Registrable Securities (all such expenses, “Registration Expenses”), will be borne as provided in this Agreement, except that the Company will, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expenses of any annual audit or quarterly review, the expenses of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed or on the New York Stock Exchange.

(b) Selling Expenses will be borne by the Shareholder and the Investors, as applicable.

7. Indemnification.

(a) The Company agrees to indemnify and hold harmless, and hereby does indemnify and hold harmless, the Shareholder and the Investors, their affiliates and their respective directors, officers, employees and partners and each Person who controls the Shareholder and the Investors (within the meaning of the Securities Act) against, and pay and reimburse the Shareholder and the Investors, affiliate, director, officer, employee or partner or controlling person for any losses, claims, damages, liabilities, joint or several, to which the Shareholder and the Investors or any such affiliate, director, officer, employee or partner or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto, or any “issuer free writing prospectus” as such term is defined under Rule 433 under the Securities Act or (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading and the Company will pay and reimburse the Shareholder and the Investors and each such affiliate, director, officer, employee, partner and controlling person for any legal or any other expenses actually and reasonably incurred by them in connection with investigating, defending or settling any such loss, claim, liability, action or proceeding; provided that the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement, or omission or alleged omission, made in such Registration Statement, any such prospectus or preliminary prospectus or any amendment or supplement thereto, or any “issuer free writing prospectus” as such term is defined under Rule 433 under the Securities Act, or in any application, in reliance upon, and in conformity with, written information prepared and furnished to the Company by the Shareholder or any Investor expressly for use therein. In connection with an underwritten offering, the Company, if requested, will indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Shareholder and the Investors.

(b) In connection with any Registration Statement in which the Shareholder or any Investor is participating, the Shareholder and each Investor will furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or prospectus and will indemnify and hold harmless the Company, its directors and officers, each underwriter and each other Person who controls the Company (within the meaning of the Securities Act) and each such underwriter against any losses, claims, damages, liabilities, joint or several, to which the Company or any such director or officer, any such underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue or alleged untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or in any application or (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is made in such Registration Statement, any such prospectus or preliminary prospectus or any amendment or supplement thereto, or in any application, in reliance upon and in conformity with written information prepared and furnished to the Company by the Shareholder or any Investor expressly for use therein, and the Shareholder and any such Investor will reimburse the Company and each such director, officer, underwriter and controlling Person for any legal or any other expenses actually and reasonably incurred by them in connection with investigating, defending or settling any such loss, claim, liability, action or proceeding; provided that the obligation to indemnify and hold harmless will be limited to the net amount of proceeds received by the Shareholder and each Investor (in the aggregate) from the sale of Registrable Securities pursuant to such Registration Statement.

(c) Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

(d) The indemnification provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive the registration and sale of any securities by any Person entitled to any indemnification hereunder and the expiration or termination of this Agreement.

(e) If the indemnification provided for in this Section 7 is legally unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party thereunder, will contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other hand in connection with the statements or omissions which resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and the indemnified party will be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Notwithstanding the foregoing, the amount the Shareholder and any Investor will be obligated to contribute pursuant to this Section 7(e) will be limited to an amount equal to the proceeds received by the Shareholder and each Investor (in the aggregate) in respect of the Registrable Securities sold pursuant to the Registration Statement which gives rise to such obligation to contribute (less the aggregate amount of any damages which the Shareholder and each Investor has otherwise been required to pay in respect of such loss, claim, damage, liability or action or any substantially similar loss, claim, damage, liability or action arising from the sale of such Registrable Securities).

8. Participation in Underwritten Registrations.

(a) Neither the Shareholder nor any Investor may participate in any registration hereunder that is underwritten unless each of the Shareholder and any such Investor (i) completes and executes all customary questionnaires, powers of attorney, underwriting agreements and other customary documents reasonably required under the terms of such underwriting arrangements and (ii) cooperates with the Company’s requests in connection with such registration or qualification (it being understood that the Company’s failure to perform its obligations hereunder, which failure is caused by the Shareholder’s or any Investor’s failure to cooperate, will not constitute a breach by the Company of this Agreement).

(b) To the extent that the Shareholder or any Investor is participating in any registration hereunder, the Shareholder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 5(e) above, the Shareholder will, and will cause any such Investor to, forthwith discontinue the disposition of its Registrable Securities pursuant to the Registration Statement until the Shareholder and the Investors receive copies of a supplemented or amended prospectus as contemplated by such Section 5(e).

9. Rule 144 and 144A Reporting.

(a) With a view to making available the benefits of certain rules and regulations of the Commission which may permit the sale of the Registrable Securities to the public without registration, the Company agrees to use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act and keep public information available at any time when the Company is subject to such reporting requirements.

Upon request of the Shareholder or the Investors, the Company will deliver to the Shareholder and the Investors a written statement as to whether it has complied with such informational and reporting requirements and will, within the limitations of the exemptions provided by Rule 144 (as such rule may be amended from time to time) or any similar rule enacted by the Commission, instruct the transfer agent to remove the restrictive legend affixed to any Company Shares to enable such shares to be sold in compliance with Rule 144 (as such rule may be amended from time to time) or any similar rule enacted by the Commission.

(b) For purposes of facilitating sales pursuant to Rule 144A, so long as the Company is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Shareholder, each Investor and any prospective purchaser of the Shareholder’s or any Investor’s securities will have the right to obtain from the Company, upon written request of the Shareholder prior to the time of sale, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents that the Company would have been required to file if the Company were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act as the Shareholder, the Investors or prospective purchaser may reasonably request in writing in availing itself of any rule or regulation of the Commission allowing the Shareholder or any Investor, as applicable, to sell any such securities without registration.

10. Term. This Agreement will be effective as of the date hereof and will continue in effect thereafter until the earliest of (a) its termination by the written consent of the parties hereto or their respective successors in interest, (b) the date on which no Registrable Securities remain outstanding and (c) the dissolution, liquidation or winding up of the Company.

11. Governing Law, Dispute Resolution and Jurisdiction.

(a) This Agreement, all transactions contemplated by this Agreement, and all claims and defenses of any nature (including contractual and non-contractual claims and defenses) arising out of or relating to this Agreement, any transaction contemplated by this Agreement, and the formation, applicability, breach, termination or validity of this Agreement, shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any conflicts of law principles that would apply the Law of another jurisdiction.

(b) Any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or the transactions contemplated by this Agreement or the formation, applicability, breach, termination or validity thereof, shall be finally settled exclusively by arbitration in accordance with the Rules of Arbitration of the International Chamber of Commerce (the “ICC”) in effect at the time of the arbitration, except as they may be modified herein or by mutual agreement of the parties. The arbitration shall be conducted by three arbitrators (the “Arbitral Tribunal”). The arbitration shall be conducted in the English language and the seat of the arbitration shall be New York, New York.

(c) The party or parties initiating arbitration (the “Claimant(s)”) shall nominate an arbitrator in its (their) request for arbitration (the “Arbitration Request”). The party or parties named as Respondent(s) in the Arbitration Request (the “Respondent(s)”) shall nominate an arbitrator within thirty (30) days of receipt of the Arbitration Request and shall notify the Claimant(s) of such nomination in writing. If within thirty (30) days of receipt of the Arbitration

Request by the Respondent(s), the Respondent(s) has (have) not nominated an arbitrator, then the International Court of Arbitration of the ICC (the “ICC Court”) shall appoint an arbitrator on behalf of the Respondent(s). The first two arbitrators nominated by the parties or appointed by the ICC Court in accordance with the above shall nominate a third arbitrator within thirty (30) days of the confirmation by the ICC Court (or appointment in accordance with the above) of the arbitrator nominated/appointed on behalf of the Respondent(s). When the third arbitrator has accepted the nomination, the other two arbitrators shall promptly notify the parties of the nomination. If the first two arbitrators nominated/appointed fail to nominate a third arbitrator within the thirty (30) days referred to above, the ICC Court shall appoint the third arbitrator and shall promptly notify the parties of the appointment. The third arbitrator shall act as chair of the Arbitral Tribunal. Each arbitrator shall be qualified to practice law under the Laws of the State of New York. An arbitrator shall be deemed to have met these qualifications unless any party objects within fifteen (15) days.

(d) The parties agree that any Award by the Arbitral Tribunal on interim measures shall be fully enforceable as such and an application for interim measures to a court of competent jurisdiction by any party to the arbitration shall not be deemed incompatible with, or a waiver of, the agreement to arbitrate set out in this Section 11.

(e) In order to facilitate the comprehensive resolution of related disputes and to avoid inconsistent decisions in related disputes, upon request of any party to an arbitration proceeding commenced pursuant to this Section 11, any dispute, controversy or claim subsequently noticed for arbitration under the provisions of this Section may be consolidated with the earlier-commenced arbitration proceeding, as determined within the discretion of the Arbitral Tribunal appointed in the first-commenced arbitration proceeding. The Arbitral Tribunal must not consolidate such arbitrations unless the Arbitral Tribunal determines that (i) there are issues of fact or law common to the proceedings, so that a consolidated proceeding would be more efficient than separate proceedings, and (ii) no party hereto would be prejudiced as a result of such consolidation through undue delay, conflict of interest or otherwise. If the Arbitral Tribunal and any arbitration tribunal appointed in a subsequent arbitration proceeding disagree as to whether their respective arbitrations should be consolidated there shall be no consolidation.

(f) Subject to clause 17.3 of the Share Purchase Agreement, the parties, the ICC Court, any arbitrator, and their agents or Representatives, shall keep confidential and not disclose to any non-party the existence of the arbitration, non-public materials and information provided in the arbitration by another party, and orders or awards made in the arbitration (together, the “Arbitration Confidential Information”). If a party or an arbitrator wishes to involve in the arbitration a non-party – including a fact or expert witness, stenographer, translator or any other person – the party or arbitrator shall make reasonable efforts to secure the non-party’s advance agreement to preserve the confidentiality of the Arbitration Confidential Information. Notwithstanding the foregoing, a party may disclose Arbitration Confidential Information to the extent necessary to: (i) prosecute or defend the arbitration or proceedings related to it (including enforcement or annulment proceedings), or to pursue a legal right; (ii) respond to a compulsory order or request for information of a governmental or regulatory body; (iii) make disclosure required by law or by the rules of a securities exchange; (iv) seek legal, accounting or other professional services, or satisfy information requests of potential acquirers, investors or lenders, provided that in each case of any disclosure allowed under the foregoing circumstances (i)

through (iv), where possible, the producing party takes reasonable measures to ensure that the recipient preserves the confidentiality of the information provided. The Arbitral Tribunal may permit further disclosure of Arbitration Confidential Information where there is a demonstrated need to disclose that outweighs any party’s legitimate interest in preserving confidentiality. This confidentiality provision survives termination of this Agreement and of any arbitration brought pursuant to this Agreement. This confidentiality provision may be enforced by an arbitral tribunal or any court of competent jurisdiction, and an application to a court to enforce this provision shall not waive or in any way derogate from the agreement to arbitrate set out in this Section 11.

(g) If there is any dispute as to whether a dispute, controversy or claim is subject to arbitration, the Arbitral Tribunal shall have jurisdiction to decide the same.

(h) The agreement to arbitrate under this Section 11 shall be specifically enforceable. Any Award rendered by the Arbitral Tribunal shall be in writing and shall be final and binding upon the parties, and may include an award of costs, including reasonable legal fees and disbursements, to the prevailing party. The parties undertake to carry out any Award without delay and waive their right to any form of recourse based on grounds other than those contained in the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards of 1958 insofar as such waiver can validly be made. Judgment upon any Award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant party or its assets and, to the maximum extent permitted by Law, the parties agree that any court of competent jurisdiction in which enforcement of the Award is sought shall have power to enforce the relief awarded by the Arbitral Tribunal, regardless of whether such relief is characterized as legal, equitable or otherwise.

(i) Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts located in New York, New York for enforcing the parties’ agreement to arbitrate, enforcing any arbitration Award or obtaining or enforcing interim measures (including injunctive relief). THE PARTIES HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY IN ANY COURT OF COMPETENT JURISDICTION IN ANY MATTERS ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT AND THE TRANSACTION AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12. Defined Terms. Capitalized terms when used in this Agreement have the following meanings:

“Agreement” has the meaning set forth in the preamble.

“Arbitral Tribunal” has the meaning set forth in Section 11(b).

“Arbitration Confidential Information” has the meaning set forth in Section 11(f).

“Arbitration Request” has the meaning set forth in Section 11(c).

“Award” means an award, order or ruling (including for injunctive relief or specific performance) of the Arbitral Tribunal in accordance with, and subject to the terms of, this Agreement.

“Claimant” has the meaning set forth in Section 11(c).

“Commission” means the United States Securities and Exchange Commission or any other federal agency administering the Securities Act.

“Company” has the meaning set forth in the preamble.

“Company Shares” has the meaning set forth in the preamble.

“Completion” has the meaning set forth in the Share Purchase Agreement.

“Completion Date” has the meaning set forth in the Share Purchase Agreement.

“Effectiveness Period” has the meaning set forth in Section 1(d).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any similar federal statute and the rules and regulations thereunder, as in effect from time to time.

“Excluded Offering” means any registration requested by Waha AC Coöperatief U.A. pursuant to the Waha Registration Rights Agreement.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“ICC” has the meaning set forth in Section 11(b).

“ICC Court” has the meaning set forth in Section 11(c).

“Interruption Period” has the meaning set forth in Section 5.

“Investor” has the meaning set forth in the Shareholders’ Agreement.

“Law” has the meaning set forth in the Share Purchase Agreement.

“Nine Month Restricted Period” has the meaning set forth in the Shareholders’ Agreement.

“Permitted Transferees” has the meaning set forth in the Shareholders’ Agreement.

“Person” means an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization or a government or department or agency thereof.

“Piggyback Registration” has the meaning set forth in Section 3(a).

“Respondent(s)” has the meaning set forth in Section 11(c).

“Register,” “registered” and “registration” refers to a registration effected by preparing and filing a Registration Statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such Registration Statement, and compliance with applicable state securities laws of such states in which the Shareholder notifies the Company of its or any Investor’s intention to offer Registrable Securities.

“Registrable Securities” means (i) the Company Shares issued to the Shareholder pursuant to the Share Purchase Agreement or (ii) any equity securities issued or issuable directly or indirectly with respect to the securities referred to in the foregoing clause (i) by way of conversion or exchange thereof or share dividend or share split or in connection with a combination of shares, recapitalization, reclassification, merger, amalgamation, arrangement, consolidation or other reorganization. As to any particular securities constituting Registrable Securities, such securities will cease to be Registrable Securities when (x) they have been effectively registered or qualified for sale by prospectus filed under the Securities Act and disposed of in accordance with the Registration Statement covering such securities or (y) they have been sold to the public through a broker, dealer or market maker pursuant to Rule 144 or other exemption from registration under the Securities Act. For purposes of this Agreement, a Person will be deemed to be a holder of Registrable Securities whenever such Person has the right to acquire directly or indirectly such Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been effected.

“Registration Expenses” has the meaning set forth in Section 6(a).

“Registration Request” means a request by the Shareholder for the registration under the Securities Act of the Registrable Securities held by it and the Investors pursuant to Section 1 of this Agreement.

“Registration Statement” means the prospectus and other documents filed with the Commission to effect a registration under the Securities Act.

“Rule 144” means Rule 144 under the Securities Act or any successor or similar rule as may be enacted by the Commission from time to time, as in effect from time to time.

“Rule 144A” means Rule 144A under the Securities Act or any successor or similar rule as may be enacted by the Commission from time to time, as in effect from time to time.

“Securities Act” means the United States Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations thereunder, as in effect from time to time.

“Selling Expenses” means all underwriting discounts, selling commissions and transfer taxes applicable to the sale of Registrable Securities hereunder.

“Share Purchase Agreement” has the meaning set forth in the preamble.

“Shareholder” has the meaning set forth in the preamble.

“Shelf Offering” has the meaning set forth in Section 1(e).

“Shelf Registration” has the meaning set forth in Section 1(a).

“Shelf Registration Statement” means a Registration Statement of the Company filed with the Commission on Form F-3 or Form S-3 (or any successor form or other appropriate form under the Securities Act) for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (or any similar rule that may be adopted by the Commission) covering the Registrable Securities.

“Shareholders’ Agreement” has the meaning set forth in the preamble.

“Take-Down Notice” has the meaning set forth in Section 1(e).

“Transfer” has the meaning set forth in the Shareholders’ Agreement.

“Waha Registration Rights Agreement” means the Registration Rights Agreement, dated as of October 25, 2010, as amended and restated as of December 16, 2013, among the Company and Waha AC Coöperatief U.A., a cooperative with excluded liability incorporated under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands and its principal offices at Teleportboulevard 140, Amsterdam, the Netherlands.

13. Miscellaneous.

(a) No Inconsistent Agreements. The Company will not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the Shareholder or the Investors in this Agreement. For a period of thirty months after the Completion Date, the Company shall not grant to any Person the right to require the Company to register any equity securities of the Company, or any securities convertible or exchangeable into or exercisable for such securities, without the approval of the Shareholder, not to be unreasonably withheld or delayed; provided, that this sentence will be of no further force and effect if, at any time prior to the commencement of the Nine Month Restricted Period, the Company irrevocably waives in writing the requirement set forth in Section 1(g)(ii).

(b) Adjustments Affecting Registrable Securities. The Company will not on its own initiative, except to the extent required by applicable law or an enforceable court order, propose any of the following actions to be taken by the general meeting of shareholders, after the date of this Agreement with respect to the Company Shares as a class if such actions would materially and adversely affect the ability of the Shareholder or the Investors to include the Registrable Securities in a registration undertaken pursuant to this Agreement: (i) implementing transfer restrictions on the Company Shares, (ii) implementing limits on dispositions of the Company Shares, (iii) adopting restrictions on the nature of transferees of the Company Shares or (iv) implementing or adopting any similar restrictions or limitations with respect to the transfer of Company Shares in violation of the terms of this Agreement or the Shareholders’ Agreement. For the avoidance of doubt, any actions which occur by operation of law, pursuant to an enforceable court order or are taken by the general meeting of shareholders (and not initiated by the Board of Directors of the Company), whether or not pursuant to articles 2:110 or 2:114A of the Dutch Civil Code, shall not be deemed to be a violation of this Section 13(b).

(c) Dilution. If, from time to time, there is any change in the capital structure of the Company by way of a split, dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof so that the rights and privileges granted hereby shall continue.

(d) Remedies. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party hereto will have the right to injunctive relief, in addition to all of its other rights and remedies at law or in equity, to enforce the provisions of this Agreement, provided that neither the Shareholder nor any Investor will have any right to an injunction to prevent the filing or effectiveness of any Registration Statement of the Company, other than a Registration Statement filed pursuant to this Agreement in response to a Registration Request.

(e) Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only upon the prior written consent of the Company and the Shareholder. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(f) Assignment of Registration Rights. The rights of the Shareholder and any Investor to registration of all or any portion of its Registrable Securities pursuant to this Agreement may be assigned by the Shareholder or such Investor to any Permitted Transferee to the extent of the Registrable Securities Transferred as long as (i) the Shareholder or such Investor, within ten (10) days after such Transfer, furnishes to the Company written notice of the Transfer to the Permitted Transferee and (ii) such Permitted Transferee agrees, following such Transfer, to be subject to all applicable restrictions and obligations set forth in this Agreement, and executes a customary joinder to this Agreement, in form and substance reasonably acceptable to the Company, in which case the applicable Permitted Transferee shall be the beneficiary to all rights of the Shareholder or such Investor and subject to all restrictions and obligations applicable to the Shareholder or such Investor pursuant to this Agreement, to the same extent as the Shareholder or such Investor.

(g) Successors and Assigns. Except as provided in Section 13(f) hereof, neither this Agreement nor any of the rights or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement will be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. If any of the Registrable Securities is converted into or exchanged or substituted for other securities issued by any other Person, as a condition to the effectiveness of the merger, consolidation, reclassification, share exchange of other transaction pursuant to which such conversion, exchange, substitution or other transaction takes place, such other Person shall become bound hereby with respect to such other securities which shall constitute Registrable Securities.

(h) Conversion of Other Securities. If the Shareholder or any Investor offers Registrable Securities by forward sale, or by an offering (directly or by entering into a derivative transaction with a broker-dealer or other financial institution) of any options, rights, warrants or other securities that are offered with, convertible into or exercisable or exchangeable for any Registrable Securities, the Registrable Securities subject to such forward sale or underlying such options, rights or warrants or other securities shall be eligible for registration pursuant to this Agreement.

(i) Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

(j) Counterparts. This Agreement may be executed simultaneously in counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same Agreement.

(k) Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

(l) Entire Agreement. This Agreement and the Shareholders’ Agreement constitute the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, between the parties, with respect to the subject matter hereof.

(m) Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when personally delivered or received by certified mail, return receipt requested, or sent by guaranteed overnight courier service. Such notices, demands and other communications will be sent to the Company, the Shareholder and the Investors in the manner and at the addresses set forth in the Shareholders’ Agreement.

[the remainder of this page left intentionally blank]

IN WITNESS WHEREOF, each of the parties has duly executed this Agreement as of the date and year set forth above.

AMERICAN INTERNATIONAL GROUP, INC.

By
Name
Title

IN WITNESS WHEREOF, each of the parties has duly executed this Agreement as of the date and year set forth above.

AERCAP HOLDINGS N.V.

By
Name
Title

EXHIBIT C

FINANCIAL REPORTING AND COMPLIANCE AGREEMENT

dated [—], 2014

between

American International Group, Inc.

and

AerCap Holdings N.V.

Table of Contents

Article 1

Definitions

Section 1.01	Certain Defined Terms.	1

Article 2

Financial and Other Information

Section 2.01	Twenty Percent Threshold.	4
Section 2.02	Ten Percent Threshold.	6
Section 2.03	Five Percent Threshold.	6
Section 2.04	General Requirements.	6

Article 3

AerCap Compliance Requirements When AIG has Indicia of Control

Section 3.01	Indicia of Control Compliance Requirements.	7
Section 3.02	Delivery of Information.	9

Article 4

U.S. Anti-Boycott Compliance

Section 4.01	U.S. Anti-Boycott Compliance.	9

Article 5

Additional AerCap Compliance Requirements

Section 5.01	General Compliance Requirements.	10
Section 5.02	General Compliance Policies and Procedures; Training.	10

Article 6

Governing Law; Arbitration

Section 6.01	Governing Law.	11
Section 6.02	Arbitration.	11

-i-

-ii-

This Financial Reporting and Compliance Agreement, dated [—], 2014 (this “Agreement”), is made by and between American International Group, Inc., a corporation existing under the laws of the state of Delaware (“AIG”) and AerCap Holdings N.V., a private limited liability company existing under the laws of Netherlands (“AerCap”; each of AerCap and AIG, a “Party”, and, together, the “Parties”).

RECITALS

A.	AIG currently indirectly owns approximately 46% of the issued and outstanding common shares of AerCap.

B.	AIG may be exposed to liability for acts of AerCap in violation of certain U.S. Laws, and AIG will require certain information to facilitate certain of AIG’s reporting obligations as a thrift holding company and non-bank systemically important financial institution subject to the Federal Reserve’s supervision, a U.S. public reporting company listed on the New York Stock Exchange and to fulfill its fiduciary obligations with respect to AIG’s ownership interest in AerCap.

C.	AIG and AerCap have entered into this Agreement to set out certain key provisions relating to the provision of information and certain of their respective rights, duties and obligations.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 Certain Defined Terms. The following capitalized terms used in this Agreement shall have the meanings set forth below:

“AerCap” has the meaning set forth in the Preamble.

“AerCap Confidential Information” has the meaning set forth in Section 9.01(a).

“AerCap Public Documents” has the meaning set forth in Section 2.01(b)(i).

“AerCap Shares” means the ordinary shares in the capital of AerCap or such other shares or other securities into which such ordinary shares are converted, exchanged, reclassified or otherwise changed from time to time.

“Agreement” has the meaning set forth in the Preamble.

“AIG” has the meaning set forth in the Preamble.

“AIG Affiliated Group” has the meaning set forth in Section 2.01.

“AIG Confidential Information” has the meaning set forth in Section 9.01(b).

“Applicable Law” means, with respect to any Person, property, transaction, event or other matter, any Law relating or applicable to such Person, property, transaction, event or other matter.

“Arbitral Tribunal” has the meaning set forth in Section 6.02(a).

“Business Day” means a day that is not a Saturday, Sunday or public holiday in the Netherlands or the United States.

“Controlled Subsidiary” means any entity as to which AerCap has Indicia of Control.

“DOJ” means the U.S. Department of Justice.

“Effective Date” means the date hereof.

“Federal Reserve” means the U.S. Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York and any other Federal Reserve Bank.

“FCPA” has the meaning set forth in Section 3.01(b).

“GAAP” has the meaning set forth in Section 2.01.

“Governmental Authority” means:

(a) any domestic or foreign government, whether national, federal, provincial, state, territorial, municipal or local (whether administrative, legislative, executive or otherwise);

(b) any agency, authority, ministry, department, regulatory body, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government;

(c) any court, commission, individual, arbitrator, arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions; and

(d) any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or professional association.

“ICC Court” has the meaning set forth in Section 6.02(a).

“Indicia of Control” of any entity means (a) direct or indirect beneficial ownership of twenty-five percent (25%) or more of any class of voting security of such entity, (b) the ability to elect a majority of the board of directors (or equivalent body) of the entity, or (c) otherwise having de facto (or negative) control over the entity as reasonably determined by AIG in accordance with the Laws applicable to AIG. The presence of fewer than three AIG representatives on the AerCap board of directors and the provisions in Articles 2, 3, 4 and 5 herein do not by themselves establish de facto control under subsection (c).

“Law” or “Laws” mean (a) any foreign or domestic constitution, treaty, law, statute, regulation, code, ordinance, principle of common law or equity, rule, municipal by-law, Order or other requirement having the force of law and (b) any policy, practice, protocol, standard or guideline of any Governmental Authority which, although not necessarily having the force of law, is regarded by such Governmental Authority as requiring compliance as if it had the force of law, and also includes, where appropriate, any interpretation of the law (or any part thereof) by any Governmental Authority having jurisdiction over it, or charged with its administration or interpretation.

“OFAC” has the meaning set forth in Section 3.01(b).

“Order” means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority.

“Party” has the meaning set forth in the Preamble.

“Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.

“Personal Information” means any information about an identifiable individual that is provided to or obtained by either Party.

“Required Policies and Procedures” has the meaning set forth in Section 3.01(a).

“Representatives” means officers, directors, employees, and other agents and representatives, including legal and financial advisors, agents, customers, suppliers, contractors, consultants and other representatives of an entity.

“Revolving Credit Facility” has the meaning set forth in the preamble of the Share Purchase Agreement.

“Share Purchase Agreement” means the Share Purchase Agreement among AIG Capital Corporation, AIG, AerCap, and AerCap Ireland Ltd.

“SEC” means the U.S. Securities and Exchange Commission.

“Trade and Anti-Corruption Laws” has the meaning set forth in Section 3.01(b).

ARTICLE 2

FINANCIAL AND OTHER INFORMATION

Section 2.01 Twenty Percent Threshold. If (i) AIG directly or indirectly beneficially owns at least twenty percent (20%) of the outstanding AerCap Shares, or (ii) AIG or any of its subsidiaries (collectively, the “AIG Affiliated Group”) is required, in accordance with United States generally accepted accounting principles (“GAAP”), to account for its investment in AerCap under the equity method of accounting, the following covenants shall apply:

(a) Maintenance of Books and Records. AerCap will, and will cause each of its consolidated subsidiaries to:

(i) make and keep books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of AerCap and such subsidiaries;

(ii) devise and maintain a system of internal control over GAAP financial reporting to provide reasonable assurances: (w) that transactions are executed in accordance with management’s general or specific authorization, (x) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP or any other criteria applicable to such statements and (B) to maintain accountability for assets, (y) that access to assets is permitted only in accordance with management’s general or specific authorization, and (z) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(iii) ensure that the “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) of AerCap and its subsidiaries are effective and that there are no material weaknesses in their internal controls over financial reporting;

(iv) establish and maintain “disclosure controls and procedures” (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) (a) required in order for the chief executive officers and chief financial officers of AerCap and AIG to engage in the review and evaluation process mandated by Section 302 of the Sarbanes–Oxley Act of 2002 and (b) that are reasonably designed to ensure that information required to be disclosed by AerCap in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to AerCap’s management as appropriate to allow timely decisions regarding required disclosure; and

(v) perform testing and report to AIG or any of its subsidiaries information that AIG reasonably requires to assess significant deficiencies or material weaknesses in internal control over financial reporting in time for AIG to meet its schedule for filing any relevant AIG Public Document.

(b) Public Information and Security Filings. AerCap and each of its subsidiaries that files information publicly will:

(i) deliver to AIG, reasonably in advance of filing, all (x) reports, notices, and proxy and information statements to be sent or made available by AerCap or its material subsidiaries to their security holders or as may be required by Applicable Law, and (y) all registration statements and prospectuses to be filed by AerCap or its material subsidiaries ((x) and (y), collectively, the “AerCap Public Documents”); and

(ii) deliver to AIG, reasonably in advance of public release, in final form, copies of (a) all press releases and other statements to be made available by AerCap or its subsidiaries to the public and (b) all reports and other written information prepared by AerCap or any of its subsidiaries for release to financial analysts or investors.

AerCap shall not, and shall not permit its subsidiaries to, file or otherwise make public any report, registration, information or proxy statement, prospectus or other document that refers, or contains information with respect to any member of the AIG Affiliated Group without the prior written consent of AIG with respect to those portions of such document that contains information with respect to any member of the AIG Affiliated Group, except as may be required by Applicable Law (in such cases, AerCap shall use its reasonable best efforts to notify the relevant member of the AIG Affiliated Group and obtain such member’s prior written consent before making such filing or otherwise making any such information public).

(c) Meetings with Financial Analysts. AerCap will notify AIG reasonably in advance of the date of all scheduled “investor days”, earnings release and similar conference calls and of conferences to be attended by management of AerCap with members of the investment community, and shall consult with AIG as to the appropriate timing for all such meetings, calls and conferences.

(d) Budgets and Projections. AerCap shall deliver to AIG copies of annual and other budgets and financial projections relating to AerCap or any of its subsidiaries and shall provide AIG an opportunity to meet with management of AerCap to discuss such budgets and projections.

(e) AerCap Financial Statements. AerCap will deliver to AIG, no later than prior to the third day after the day that AerCap publicly files its annual or periodic report, the final form of its annual or periodic report, as applicable, together with all certifications required by Applicable Law by each of the chief executive officer and the chief financial officer of AerCap and an opinion thereon by AerCap’s independent auditors; provided that the foregoing delivery requirement shall be satisfied if AerCap has filed such annual or periodic report with the SEC on or prior to such date.

Section 2.02 Ten Percent Threshold. If AIG directly or indirectly beneficially owns at least ten percent (10%) of the outstanding AerCap Shares, the following covenants shall apply:

(a) AerCap Public Information. AerCap shall deliver to AIG reasonably in advance of filing copies of (i) all financial statements, reports, notices and proxy statements sent by AerCap in a general mailing to all of its stockholders, (ii) annual reports and (iii) final prospectuses filed.

Section 2.03 Five Percent Threshold. If AIG directly or indirectly beneficially owns at least five percent (5%) of the outstanding AerCap Shares, the following covenants shall apply:

(a) Agreement for Exchange of Information. Each of AIG and AerCap agrees to provide to the other any information which the requesting Party reasonably needs to (i) comply with any requirements imposed on the requesting Party by a Governmental Authority, (ii) for use in any other judicial, regulatory, administrative, tax or other proceeding, and (iii) to comply with this Agreement.

(b) AIG Public Filings. AerCap will, and will use reasonable commercial efforts to cause its subsidiaries and auditors to, cooperate fully with AIG, and provide all information that AIG reasonably requests, in the preparation of AIG’s press releases, public earnings releases, quarterly reports, annual reports, any current reports and any other public filings made by any member of the AIG Affiliated Group.

Section 2.04 General Requirements. If AIG directly or indirectly beneficially owns any outstanding AerCap Shares, the following covenants shall apply:

(a) AIG Financial Statements and Regulatory Reports. AerCap shall promptly provide to AIG upon reasonable request all information, and access to personnel, of AerCap and its subsidiaries that may be necessary for any member of the AIG Affiliated Group to (i) comply with applicable GAAP and SEC accounting or financial reporting requirements or other regulatory requirements, including but not limited to the regulatory reporting requirements of the Federal Reserve, (ii) respond in a timely manner to any reasonable requests for information regarding AerCap and its subsidiaries received by AIG from investors, financial analysts or Governmental Authorities, (iii) effectively implement new accounting standards or policies as elected by AIG, (iv) meet its schedule for the preparation, printing, filing and public dissemination of any AIG Public Document, including any financial statements and regulatory reports, or (v) meet its schedule and requirements for the preparation and filing of any reports and data with the Federal Reserve or other regulatory or supervisory authorities with jurisdiction over AIG. In connection therewith, AerCap shall also permit AIG and its auditors and other representatives to discuss the affairs, finances and accounts of AerCap and its subsidiaries with the officers and employees of AerCap and its auditors, all at such times and as often as AIG may reasonably request upon reasonable notice during AerCap’s normal business hours. If and to the extent requested by AIG, AerCap shall diligently and promptly review drafts of AIG’s financial statements and regulatory reports and prepare in a diligent and timely fashion any portion of such financial statements or regulatory reports pertaining to AerCap or its subsidiaries.

(b) AerCap Post-Close Reporting. AerCap shall deliver to AIG the financial, investment, risk management, capital, liquidity, tax, government, regulatory, and legal reporting information as AerCap delivered to AIG as of the date hereof, including, without limitation, the information referenced on Schedule 2.04(b), with such information and reporting requirements subject to change or expansion to be provided in accordance with the reporting, administrative and risk management practices or policies of AIG or any Governmental Authority in effect from time to time and communicated to AerCap.

ARTICLE 3

AERCAP COMPLIANCE REQUIREMENTS WHEN AIG HAS

INDICIA OF CONTROL

Section 3.01 Indicia of Control Compliance Requirements. For so long as AIG has Indicia of Control over AerCap, then AerCap shall and shall cause its Controlled Subsidiaries to be subject to the following compliance and related reporting requirements:

(a) Required Policies and Procedures. Adopt compliance policies and procedures, including information reporting and training requirements, reasonably designed to ensure compliance by AerCap and AerCap’s Controlled Subsidiaries with Applicable Law (including any changes to Applicable Law) as required or expected by either Governmental Authorities with supervisory or regulatory jurisdiction over AIG or AerCap or by industry best practices, which policies and procedures shall be reasonably acceptable to AIG in form and substance (collectively, the “Required Policies and Procedures”).

(b) Compliance with Trade and Anti-Corruption Laws. Comply with those Laws involving U.S. and other applicable trade and investment sanctions (including those administered by the Office of Foreign Assets Control (“OFAC”)), anti-bribery or anti-corruption laws, including the Foreign Corrupt Practices Act (“FCPA”), anti-money laundering, export controls, anti-boycott and insider trading laws (all of the foregoing together, the “Trade and Anti-Corruption Laws”), and the Required Policies and Procedures related to such Laws, including with respect to establishing and implementing appropriate internal controls and maintaining accurate books and records.

(c) Certifications/Confirmations. Require that AerCap and its Controlled Subsidiaries: (i) undertake training, which may include without limitation internet- or computer-based training modules, in-person sessions or updates distributed by email, of their relevant employees in the Required Policies and Procedures, in such a manner as is reasonable to ensure that such relevant employees are aware of the Required Policies reasonably promptly upon their commencement of employment and reasonably promptly upon any material changes to those policies, and, otherwise, once annually; and (ii) provide an annual written certification to AIG regarding compliance by AerCap and its Controlled Subsidiaries with the Required Policies and Procedures and Applicable Law.

(d) Quarterly Compliance Reporting. Quarterly, provide a written report to AIG, in a form reasonably requested by AIG, with respect to compliance with the Required Policies and Procedures and Applicable Law. The written report should include information regarding any material compliance matter, including without limitation material complaints, concerns or issues, reported to the board of directors or audit committee of the board of directors of AerCap or any of its Controlled Subsidiaries.

(e) Notice of Non-Compliance/Cooperation in Investigations. (i) Promptly notify AIG regarding those circumstances in which AerCap or any of AerCap’s Controlled Subsidiaries reasonably believes there has been a violation of the Required Policies and Procedures or Applicable Law; (ii) promptly provide to AIG, at its reasonable request, all relevant documents, data and other materials in connection with clause (i); (iii) reasonably cooperate with any investigations by AIG and/or its advisors in connection with clause (i); and (iv) cooperate with any investigation of AIG by any Governmental Authority (including but not limited to the DOJ and the SEC), including providing AIG reasonable access to relevant employees in connection with clause (i).

(f) Audit Rights and Cooperation. (i) Reasonably cooperate with any audit that AIG undertakes, at reasonable times and intervals and on reasonable notice to AerCap, regarding compliance by AerCap or any of its Controlled Subsidiaries with the Required Policies and Procedures and Applicable Law and the accuracy and completeness of the books and records of AerCap and its Controlled Subsidiaries, and (ii) cooperate with any examination, inspection or information request by any U.S. federal or state authority with supervisory authority over AIG, including the Federal Reserve, including in each case reasonably cooperating with AIG’s internal and outside advisors to ensure compliance.

(g) Regulatory Reports. Provide to AIG on a timely basis all information and access to all personnel, that AIG or any of its subsidiaries reasonably requires to meet its schedule and requirements for the preparation and filing of any reports and data with the Federal Reserve or other regulatory or supervisory authorities with jurisdiction over AIG.

(h) Access. Permit AIG, any member of the AIG Affiliated Group, any of their respective Representatives, or any U.S. supervisory authority with jurisdiction over AIG, including the Federal Reserve, to visit and inspect any of the facilities, properties, corporate books, data and financial and other records of AerCap and its subsidiaries, and to discuss the affairs, finances and accounts of any such entities with the appropriate personnel and Representatives of such entities and AerCap’s auditors, in each case upon reasonable advance notice and during normal business hours, and provided that, excepting requests by any U.S. supervisory authority with jurisdiction over AIG, no visitation, inspection or discussion shall be required to take place pursuant to this Section 3.01(h) without AIG first having reasonable concern regarding the existence of an issue reasonably likely to have material adverse regulatory or compliance repercussions for AIG or any member of the AIG Affiliated Group.

(i) Notification of Material Regulatory Matters. To the extent material rulings, inquiries, examinations or audits (each a “Regulatory Matter”) would reasonably likely have material adverse regulatory or compliance repercussions to AIG, provide reports of any such Regulatory Matter promptly upon AerCap or the applicable AerCap Controlled Subsidiary becoming aware of such Regulatory Matter.

(j) Audit Committee. Provide copies to AIG of all material compliance-related documents and materials provided to or reviewed by any audit committee of AerCap (or any successor committee or committee with equivalent function) reasonably promptly after delivery of such materials to committee members.

(k) New Business Lines or Acquisitions. Provide notice reasonably in advance of AerCap or any of its Controlled Subsidiaries: (i) making any material change to their current business activities or entering into any new lines of business beyond those conducted as of the date hereof, or (ii) acquiring 5% or more of the voting shares of capital stock of any company.

Section 3.02 Delivery of Information. For so long as AIG has Indicia of Control over AerCap and upon request by AIG, AerCap shall and shall cause its Controlled Subsidiaries to provide copies of regulatory and compliance policies, procedures and processes and other materials and information related to regulatory and compliance matters concerning AerCap and its Controlled Subsidiaries, and, upon reasonable advance notice and during normal business hours, make available personnel knowledgeable about such policies, procedures and processes, as requested by AIG, or any entity that regulates and supervises AIG, including but not limited to the Federal Reserve. The materials and information described in Section 3 shall be provided to AIG’s Chief Regulatory Officer and AIG’s Chief Compliance Officer and such other Persons as AIG may designate from time to time.

ARTICLE 4

U.S. ANTI-BOYCOTT COMPLIANCE

Section 4.01 U.S. Anti-Boycott Compliance. AerCap shall comply with the requirements of Section 3.01 with respect to compliance with U.S. anti-boycott laws for so long as AIG directly or indirectly beneficially owns twenty-five percent (25%) or more of the outstanding AerCap Shares and no other shareholder owns an equal or greater percentage of the outstanding AerCap Shares.

ARTICLE 5

ADDITIONAL AERCAP COMPLIANCE REQUIREMENTS

Section 5.01 General Compliance Requirements. During the term of this Agreement, without limiting the foregoing, AerCap shall and shall cause its Controlled Subsidiaries to be subject to the following compliance and related reporting requirements:

(a) Actual Inquiries or Investigations of AIG. If there is any inquiry or investigation conducted by any Governmental Authority involving AIG relating to any Trade and Anti-Corruption Law relating to conduct by AerCap or any of its Controlled Subsidiaries, AIG shall have reasonable access, upon reasonable advance notice and during normal business hours, to such books, records and employees as well as notes, memoranda, reports and all other documents and materials as may be necessary to cooperate with and/or defend such inquiry or investigation. AerCap and its subsidiaries shall reasonably cooperate with any investigation or defense by AIG and its advisors of such asserted violations.

(b) Violations Affecting AIG. If AIG has reason to believe that conduct by AerCap or any of its Controlled Subsidiaries at any time during which AIG had Indicia of Control could reasonably be expected to result in a violation by AIG of any Trade and Anti-Corruption Law (including instances in which such conduct could have commenced during the period that AIG had Indicia of Control and continued beyond such period), AIG shall have reasonable access, upon reasonable advance notice and during normal business hours, to such books, records and employees, as well as notes, memoranda, reports and all other documents and materials as may be necessary to determine whether such conduct would be reasonably expected to result in a violation of any Trade and Anti-Corruption Law. AerCap and its subsidiaries shall cooperate with any investigations by AIG and its advisors of such potential violations.

(c) Notification by AerCap of Possible Violations. If AerCap has reason to believe (including by way of notice from any Governmental Authority) that conduct of AerCap or any of its subsidiaries has resulted in or could reasonably be expected to result in a violation by AIG of any Trade and Anti-Corruption Law, AerCap shall promptly notify AIG of the same, and the rights and obligations set forth in Sections 5.01(a) and 5.01(b) shall apply.

Section 5.02 General Compliance Policies and Procedures; Training. AerCap agrees to maintain and to cause its Controlled Subsidiaries to maintain, in accordance with Applicable Law, policies and procedures reasonably designed to ensure compliance with any Trade and Anti-Corruption Law applicable in jurisdictions in which AerCap or any of its subsidiaries operates or does business, and to ensure that all relevant employees and directors of AerCap, AerCap’s chief compliance officer and relevant third parties receive compliance training covering Trade and Anti-Corruption Laws to which AerCap is subject from time to time.

ARTICLE 6

GOVERNING LAW; ARBITRATION

Section 6.01 Governing Law. This Agreement, all transactions contemplated by this Agreement, and all claims and defenses of any nature (including contractual and non-contractual claims and defenses) arising out of or relating to this Agreement, any transaction contemplated by this Agreement, and the formation, applicability, breach, termination or validity of this Agreement, shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any conflicts of law principles that would apply the Law of another jurisdiction.

Section 6.02 Arbitration.

(a) Any dispute, controversy, or claim arising from, relating to, or in connection with this Agreement, or the breach, termination, or validity thereof shall be finally settled by arbitration before three arbitrators (the “Arbitral Tribunal”) in accordance with the Rules of Arbitration of the International Chamber of Commerce in effect at the time of the arbitration except as they may be modified herein or by mutual agreement of the Parties. The seat of the arbitration shall be New York, New York, and the arbitration shall be conducted in the English language.

(b) The claimants shall nominate an arbitrator in its (their) Request for Arbitration. The respondent(s) in the Arbitration Request shall nominate an arbitrator within thirty (30) days of receipt of the Arbitration Request and shall notify the claimant(s) of such nomination in writing. If within thirty (30) days of receipt of the Arbitration Request by the respondent(s), the respondent(s) has (have) not nominated an arbitrator, then the International Court of Arbitration of the International Chamber of Commerce (the “ICC Court”) shall appoint an arbitrator on behalf of the respondent(s). The first two arbitrators nominated by the Parties or appointed by the ICC Court in accordance with the above shall nominate a third arbitrator within thirty (30) days of the confirmation by the ICC Court (or appointment in accordance with the above) of the arbitrator nominated/appointed on behalf of the respondent(s). When the third arbitrator has accepted the nomination, the other two arbitrators shall promptly notify the Parties of the nomination. If the first two arbitrators nominated/appointed fail to nominate a third arbitrator within the thirty (30) days referred to above, the ICC Court shall appoint the third arbitrator and shall promptly notify the Parties of the appointment. The third arbitrator shall act as chair of the Arbitral Tribunal. Each arbitrator shall be qualified to practice law under the Laws of the State of New York. An arbitrator shall be deemed to have met these qualifications unless any Party objects within fifteen (15) days.

(c) The Parties agree that any award by the Arbitral Tribunal on interim measures shall be fully enforceable as such and an application for interim measures to a court of competent jurisdiction by any Party to the arbitration shall not be deemed incompatible with, or a waiver of, the agreement to arbitrate set out in this Section 6.02.

(d) In order to facilitate the comprehensive resolution of related disputes and to avoid inconsistent decisions in related disputes, upon request of any Party to an arbitration proceeding commenced pursuant to this Section 6.02, any dispute, controversy or claim subsequently noticed for arbitration under the provisions of this Section 6.02 may be consolidated with the earlier-commenced arbitration proceeding, as determined within the discretion of the Arbitral Tribunal appointed in the first-commenced arbitration proceeding. The Arbitral Tribunal must not consolidate such arbitrations unless the Arbitral Tribunal determines that (i) there are issues of fact or law common to the proceedings, so that a consolidated proceeding would be more efficient than separate proceedings, and (ii) no Party hereto would be prejudiced as a result of such consolidation through undue delay, conflict of interest or otherwise. If the Arbitral Tribunal and any arbitration tribunal appointed in a subsequent arbitration proceeding disagree as to whether their respective arbitrations should be consolidated there shall be no consolidation.

(e) Subject to clause 17.3 of the Share Purchase Agreement, the Parties, the ICC Court, any arbitrator, and their agents or representatives, shall keep confidential and not disclose to any non-Party any confidential information, including but not limited to the existence of the arbitration, non-public materials and information provided in the arbitration by another Party, and orders or awards made in the arbitration. If a Party or an arbitrator wishes to involve in the arbitration a non-Party - including a fact or expert witness, stenographer, translator or any other person - the Party or arbitrator shall make reasonable efforts to secure the non-Party’s advance agreement to preserve the confidentiality of the confidential information. Notwithstanding the foregoing, a Party may disclose confidential information to the extent necessary to: (i) prosecute or defend the arbitration or proceedings related to it (including enforcement or annulment proceedings), or to pursue a legal right; (ii) respond to a compulsory order or request for information of a governmental or regulatory body; (iii) make disclosure required by law or by the rules of a securities exchange; (iv) seek legal, accounting or other professional services, or satisfy information requests of potential acquirers, investors or lenders, provided that in each case of any disclosure allowed under the foregoing circumstances (i) through (iv), where possible, the producing Party takes reasonable measures to ensure that the recipient preserves the confidentiality of the information provided. The Arbitral Tribunal may permit further disclosure of confidential information where there is a demonstrated need to disclose that outweighs any Party’s legitimate interest in preserving confidentiality. This confidentiality provision survives termination of this Agreement and of any arbitration brought pursuant to this Agreement. This confidentiality provision may be enforced by an arbitral tribunal or any court of competent jurisdiction, and an application to a court to enforce this provision shall not waive or in any way derogate from the agreement to arbitrate set out in this Section 6.02.

(f) The arbitration shall be conducted in an expedited manner. There shall be one round of pre-hearing submissions by each Party, whether simultaneous or sequential as directed by the Arbitral Tribunal, and no reply or rejoinder submissions shall be made unless the Arbitral Tribunal expressly so authorizes. The arbitration hearing shall be held within four months of the constitution of the Arbitral Tribunal and shall continue, to the extent practicable, from Business Day to Business Day until completed. There shall be no post-hearing submissions except as directed by the Arbitral Tribunal, and before ordering such submissions, the Arbitral Tribunal shall identify for the Parties, on the basis of its assessment of the case as of that time, the specific issues or matters it believes should be addressed. The Arbitral Tribunal shall endeavor to render its Award within six weeks of the last day of the arbitration hearing. The Arbitral Tribunal may modify the provisions of this schedule for good cause shown. Failure to comply with any time period set out in this Section 6.02(f) shall not affect in any way the jurisdiction of the Arbitral Tribunal or the validity of its award.

(g) Any request for production of documents or other information shall be subject to the express authorization of the Arbitral Tribunal, which shall endeavor to ensure that any such requests are as limited and disciplined as is consistent with the just resolution of the dispute, controversy or claim. The Parties expressly waive any right to seek evidence under Section 1782 of title 28 of the U.S. Code or any other provision contained in the arbitration or other procedural rules or Laws of any jurisdiction. A Party may request, and the Arbitral Tribunal should authorize, production only of specific documents or narrow and specific categories of documents that are critical to the fair presentation of a Party’s case and reasonably believed to exist and be in the possession, custody or control of the other Party.

(h) If there is any dispute as to whether a dispute, controversy or claim is subject to arbitration, the Arbitral Tribunal shall have jurisdiction to decide the same.

(i) The Arbitral Tribunal shall have power to make any award that it deems just and appropriate, including specific performance or injunctive relief.

(j) The agreement to arbitrate under this Section 6.02 shall be specifically enforceable. Any award rendered by the Arbitral Tribunal shall be in writing and shall be final and binding upon the Parties, and may include an award of costs, including reasonable legal fees and disbursements, to the prevailing Party. The Parties undertake to carry out any award without delay and waive their right to any form of recourse based on grounds other than those contained in the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards of 1958 insofar as such waiver can validly be made. Judgment upon any award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant Party or its assets and, to the maximum extent permitted by Law, the Parties agree that any court of competent jurisdiction in which enforcement of the award is sought shall have power to enforce the relief awarded by the Arbitral Tribunal, regardless of whether such relief is characterized as legal, equitable or otherwise.

(k) Notwithstanding anything herein to the contrary, each of the Parties hereto agrees that it will not bring, or permit any of its Affiliates to bring, any suit, action or other proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Lenders or any Affiliate thereof arising out of or relating to (x) the Credit Agreement, any of the transactions contemplated by the Credit Agreement or the performance of services thereunder or (y) this Agreement or any of the transactions contemplated hereby in any forum other than any New York State court or Federal court of the United States of America sitting in New York County, and any appellate court from any thereof, and each of the Parties hereto agrees that the waiver of jury trial set forth in Section 6.02(l) shall be applicable to any such suit, action or other proceeding. The Lenders and their Affiliates are express third party beneficiaries of this Section 6.02(l).

(l) Each Party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts located in New York, New York for enforcing the Parties’ agreement to arbitrate, enforcing any arbitration Award or obtaining or enforcing interim measures (including injunctive relief). THE PARTIES HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY IN ANY COURT OF COMPETENT JURISDICTION IN ANY MATTERS ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT AND THE TRANSACTION AGREEMENTS (INCLUDING ANY SUCH ACTION INVOLVING THE LENDERS UNDER THE CREDIT AGREEMENT) OR THE TRANSACTIONS CONTEMPLATED HEREBY. The Lenders and their Affiliates are express third-party beneficiaries of this Section 6.02(l).

ARTICLE 7

TERM; SURVIVAL

Section 7.01 Term. The term of this Agreement shall commence on the date hereof and continue for so long as AIG owns any AerCap Shares or otherwise is subject to liability during the applicable statute of limitations for the actions of AerCap or its subsidiaries for violations of any Trade and Anti-Corruption Law, with various requirements and covenants progressively falling away as AIG’s ownership of AerCap Shares is reduced as described in this Agreement.

Section 7.02 Survival.

(a) Article 6, Section 7.02 and Article 8 shall survive the expiration or other termination of this Agreement and remain in full force and effect.

(b) Section 2.01(e) shall survive until termination of the Revolving Credit Facility.

ARTICLE 8

GENERAL PROVISIONS

Section 8.01 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile with receipt confirmed (followed by delivery of an original via overnight courier service) or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 8.01):

if to AIG:

American International Group, Inc.

80 Pine Street

New York, New York 10005

United States of America

Fax: 212-425-3275

Attention: General Counsel

if to AerCap:

AerCap Holdings N.V.

AerCap House

Stationsplein 965

1117 CE Schiphol

The Netherlands

Fax number: +31 20 655 9100

Attention: Chief Legal Officer

Section 8.02 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Applicable Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

Section 8.03 Entire Agreement. Except as otherwise expressly provided in this Agreement, this Agreement (including any Schedules hereto) constitutes the entire agreement of the Parties hereto with respect to the subject matter of this Agreement and supersedes all prior agreements and undertakings, both written and oral, between or on behalf of the Parties hereto with respect to the subject matter of this Agreement.

Section 8.04 Assignment; No Third-Party Beneficiaries.

(a) A member of the AIG Group may assign this Agreement to any member of the AerCap Group to whom AerCap Shares are transferred and who agrees to become Party hereto and to be bound by this Agreement, provided, however, that such transferor must remain Party hereto in respect of any AerCap Shares remaining held by it, and AerCap hereby consents and agrees to any such assignment. Except as aforesaid, this Agreement shall not be assigned by any Party hereto without the prior written consent of the other Party.

(b) This Agreement is for the sole benefit of the Parties to this Agreement and their permitted successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 8.05 Amendment; Waiver. No provision of this Agreement may be amended or modified except by a written instrument signed by all the Parties hereto. No waiver by any Party of any provision hereof shall be effective unless explicitly set forth in writing and executed by the Party so waiving. The waiver by either Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other subsequent breach.

Section 8.06 Rules of Construction. Interpretation of this Agreement shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires, (b) references to the terms Article, Section, paragraph, and Schedule are references to the Articles, Sections, paragraphs, and Schedules to this Agreement unless otherwise specified, (c) the word “including” and words of similar import shall mean “including, without limitation,” (d) provisions shall apply, when appropriate, to successive events and transactions, (e) the headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement and (f) this Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

Section 8.07 Currency. All references in this Agreement to “dollars” or “$” are expressed in United States currency, unless otherwise specifically indicated.

Section 8.08 Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or electronic transmission shall be as effective as delivery of a manually executed counterpart of this Agreement.

Section 8.09 Regulatory Approval and Compliance. Each of AIG and AerCap shall be responsible for its own compliance with any and all Laws applicable to its performance under this Agreement.

Section 8.10 No unreasonable interference; no violation of Applicable Laws. The rights of the Parties will be exercised so as not to unreasonably interfere with their daily operations or those of their respective affiliates. The Parties acknowledge that they and their affiliates are subject to various Laws issued from time to time by regulators or other Governmental Authorities or stock exchanges and no provision of this Agreement is intended to require any Party to take (or cause to be taken) any action that would violate such Laws.

Section 8.11 Privilege. The provision of any information pursuant to this Agreement shall not be deemed a waiver of privilege, including privileges arising under or related to the attorney-client privilege or any other applicable privileges. AerCap and its affiliates will not be required to provide any information or materials to AIG pursuant to this Agreement if AerCap reasonably determines upon the advice of counsel doing so could result in the loss of the ability to successfully assert any privilege, including the attorney-client privilege and work-product privilege, provided that AerCap shall use commercially reasonable efforts to provide such information and materials in a manner that does not violate such privilege.

ARTICLE 9

USE OF INFORMATION; CONFIDENTIALITY

Section 9.01 Confidential Information.

(a) From and after the Effective Date, subject to Section 9.01(c) and except as contemplated by this Agreement, AIG shall not, and shall cause its Representatives not to, (i) directly or indirectly disclose, reveal, divulge or communicate to any Person other than Representatives of such Party who reasonably need to know such information for the purpose (in this Section 9.01(a) only, the “Purpose”) of discharging AIG’s obligations under Applicable Law or exercising its rights under this Agreement, or (ii) use or otherwise exploit for its own benefit, to compete with AerCap and its subsidiaries or for the benefit of any third party or for any purpose other than the Purpose, any AerCap Confidential Information. AIG shall use the same degree of care to prevent and restrain the unauthorized use or disclosure of the AerCap Confidential Information by any of its Representatives as it currently uses for its own confidential information of a like nature, but in no event less than a reasonable standard of care. For purposes of this Section 9.01, any information, material or documents relating to AerCap’s business as it is then currently or formerly conducted, or proposed to be conducted, by AerCap furnished to or in possession of AIG or any of its Representatives, including without limitation Personal Information, and any other information, material or documents provided to AIG or any of its Representatives pursuant to this Agreement, in each case irrespective of the form of communication, and all notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by AIG or its Representatives, that contain or otherwise reflect such information, material or documents is hereinafter referred to as “AerCap Confidential Information.” “AerCap Confidential Information” does not include, and there shall be no obligation hereunder with respect to, information that (x) is or becomes generally available to the public, other than as a result of a disclosure by AIG or any of its Representatives not otherwise permissible hereunder, (y) AIG can demonstrate was or became available to AIG from a source other than AerCap or (z) is developed independently by AIG without reference to the AerCap Confidential Information; provided, however, that, in the case of clause (y), the source of such information was not known by AIG to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, AerCap with respect to such information.

(b) From and after the Effective Date, subject to Section 9.01(c) and except as contemplated by this Agreement, AerCap shall not, and shall cause its Representatives, not to, (i) directly or indirectly disclose, reveal, divulge or communicate to any Person other than Representatives of such Party who reasonably need to know such information for the purpose (in this Section 9.01(b) only, the “Purpose”) discharging AerCap’s obligations under Applicable Law or exercising its rights under this Agreement, or (ii) use or otherwise exploit for its own benefit, to compete with AIG and its subsidiaries or for the benefit of any third party or for any purpose other than the Purpose, any AIG Confidential Information. AerCap shall use the same degree of care to prevent and restrain the unauthorized use or disclosure of the AIG Confidential Information by any of its Representatives as it currently uses for its own confidential information of a like nature, but in no event less than a reasonable standard of care. For purposes of this Section 9.01, any information, material or documents relating to the businesses then currently or formerly conducted, or proposed to be conducted, by AIG (for greater certainty, not including AerCap and its subsidiaries) furnished to or in possession of AerCap or any of its Representatives, including without limitation Personal Information, and any other information, material or documents provided to AIG or any of its Representatives pursuant to this Agreement, in each case irrespective of the form of communication, and all notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by AerCap or its Representatives, that contain or otherwise reflect such information, material or documents is hereinafter referred to as “AIG Confidential Information.” “AIG Confidential Information” does not include, and there shall be no obligation hereunder with respect to, information that (x) is or becomes generally available to the public, other than as a result of a disclosure by AerCap or any of its Representatives not otherwise permissible hereunder, (y) AerCap can demonstrate was or became available to AerCap from a source other than AIG or (z) is developed independently by AerCap without reference to the AIG Confidential Information; provided, however, that, in the case of clause (y), the source of such information was not known by AerCap to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, AIG with respect to such information.

(c) If either AIG or AerCap is requested or required (by oral question, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) by any Governmental Authority or pursuant to Applicable Law to disclose or provide any AerCap Confidential Information or AIG Confidential Information (other than with respect to any such information furnished pursuant to the financial reporting provisions of this Agreement, which each Party shall be permitted to disclose in its public filings as required by any Governmental Authority or pursuant to Applicable Law and in accordance with past practice), as applicable, the Person receiving such request or demand shall use all reasonable efforts to provide the other Party with written notice of such request or demand as promptly as practicable under the circumstances (except where such notice is prohibited by Applicable Law) so that such other Party shall have an opportunity to seek an appropriate protective order. The Party receiving such request or demand agrees to take, and cause its Representatives to take, at the requesting Party’s expense, all other reasonable steps necessary to obtain confidential treatment by the recipient. Subject to the foregoing, the Party that received such request or demand may thereafter disclose or provide any AIG Confidential Information or AIG Confidential Information, as the case may be, to the extent required by such Law (as so advised by counsel) or by lawful process or such Governmental Authority.

(d) In the event that any disclosure of information is made in contravention of this Article 9, the Party that has made or permitted to be made such contravening disclosure shall immediately notify the other Party thereof.

(e) Each Party is aware, and will advise its respective Representatives who are informed as to the matters which are the subject of this Agreement, that applicable securities Laws prohibit any Person who has received from an issuer any material, non-public information from purchasing or selling securities of such issuer or from communicating such information to any other Person under circumstances in which it is reasonably foreseeable that such Person is likely to purchase or sell such securities.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed on the date first written above by their respective duly authorized officers.

AMERICAN INTERNATIONAL GROUP, INC.

By:
Name:
Title:

AERCAP HOLDINGS N.V.

By:
Name:
Title: